82 - 5025


10015709

RECEIVED
2010 MAY 12 P 1:46
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ARIS
12-31-09

Orbis Group

CONSOLIDATED FINANCIAL STATEMENTS

as at December 31, 2009

Orbis

Warsaw, April 19, 2010.

Ladies and Gentlemen,

The severely depressed business environment of 2009 brought attractive opportunities for active players. The Orbis Group took that chance and decided to change its structure and to further reduce its cost base with an overall goal of becoming more efficient and concentrated on the hotel activities. Along with constant revenue management efforts and an increasing number of loyalty schemes participants this created ground for future growth of revenues.

Consequently, our Company disengaged from the touroperator & travel agency market that has been generating losses during last quarters and divested the subsidiary company PBP Orbis sp. z o.o. We will thus be able to focus our efforts on our core business and even better cater for the needs of our hotel guests.

Performance of the Group in 2009 reflects negative market trends. Sales, exclusive of discontinued operations in the tourist segment, shrank by nearly 9% and equaled PLN 854 million. Thanks to strict cost discipline, including a 23% cut on overheads & administrative expenses, the Group generated an EBITDA margin at the level of 26,8%. The consolidated net profit on continuing operations equaled PLN 27 million, yet was encumbered with a loss on discontinued operations, which altogether translated into a net loss of nearly PLN 6 million for the reporting period.

Throughout the year 2009 the Orbis Hotel Group continued the real property redeployment program. Two hotels, offering in aggregate 175 rooms, were sold. These hotels did not match the strategy of the Group's development and called for substantial expenditure for refurbishment that would not generate the expected return on investment. At the same time two new economy hotels, i.e. Ibis in Kielce and Etap in Toruń were opened, adding 194 rooms to the network. Worthwhile noting are also completed extensive renovations of two other hotels: Mercure Hevelius Gdańsk and Skalny Karpacz. Following comprehensive refurbishment, the latter hotel has joined the group of Mercure-branded hotels. Total capital expenditure of the Hotel Group amounted to PLN 92 million in 2009.

In 2009 the Hotel Group generated sales of nearly PLN 695 million, which accounts for over 80% of the entire Group's result. The fall in revenues by 10% against 2008 was attributable to a 15% decline in the RevPar, the ratio depicting revenue per available room. Such performance, combined with an active savings program, resulted in the adjusted EBITDA of PLN 181 million, i.e. at the level envisaged in the October objectives.

Orbis Transport focused on short-term and long-term car rental under the Hertz license, all while restructuring the international transport segment. These efforts allowed the company to substantially improve its annual EBITDA that reached nearly PLN 40 million, and to report a net profit despite a fall in revenues. Investments in a new vehicle fleet were curbed considerably, i.e. from PLN 73 million down to PLN 46 million.

Orbis starts the year 2010 being a more effective Group with intensified focus on the hotel activities and financial stability. The first months of the year 2010 do not bring clear indications of sustained business recovery. Nevertheless, the declines in hotel operating ratios have been stopped. The Management Board of Orbis S.A. expects hotel market trends to reverse no earlier than in the second half of the year. These anticipations translate into restricted investment plans for 2010 and into no intentions of acquiring external financing. As in the previous year, in November 2010 the Group is going to repay another installment of the investment loan of nearly PLN 95 million basing on the solid operational revenues.

I believe that all the employees and the management will prepare our Company for dynamic development in the subsequent periods. I would also like to thank you for your intensified efforts during such difficult times for the Group. It would not be possible for Orbis to go through the crisis and proceed with its reforms without a strong commitment of its employees and a responsible dialogue with trade unions.

Best regards,

Jean-Philippe Savoye
President of the Management Board,
Orbis S.A. Chief Executive Officer

ORBIS CAPITAL GROUP

WARSAW, UL. BRACKA 16

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE 2009 FINANCIAL YEAR

WITH

AUDITOR'S OPINION

AND

AUDIT REPORT

TABLE OF CONTENTS

AUDITOR'S OPINION

To the Shareholders and Supervisory Board of Orbis S.A.

I. We have audited the attached consolidated financial statements of Orbis S.A. Capital Group with Orbis S.A. with its registered office in Warsaw at Bracka 16 as the parent, including the consolidated statement of financial position prepared as at 31 December 2009, the consolidated income statement and consolidated statement of comprehensive income, the consolidated statement of changes in equity, the consolidated statement of cash flows for the financial year from 1 January 2009 to 31 December 2009 and notes, comprising a summary of significant accounting policies and other explanatory information.

II. Preparation of consolidated financial statements and report on the activities in line with the law is the responsibility of the Management Board of the Parent.

The Management Board of the Parent and members of its Supervisory Body are obliged to ensure that the consolidated financial statements and the report on the activities of the capital group meet the requirements of the Accounting Act of 29 September 1994 (Journal of Laws of 2009, No. 152, item 1223, as amended), hereinafter referred to as the "Accounting Act".

Our responsibility was to audit and express an opinion on compliance of the consolidated financial statements with the accounting principles (policy) adopted by the capital group, express an opinion whether the financial statements present fairly and clearly, in all material respects, the financial and economic position as well as the financial result of the Capital Group.

III. Our audit of the financial statements has been planned and performed in accordance with:

- section 7 of the Accounting Act;
- national auditing standards, issued by the National Council of Statutory Auditors in Poland.

We have planned and performed our audit of the consolidated financial statements in such a way as to obtain reasonable assurance to express an opinion on the financial statements. Our audit included, in particular, verification of the correctness of the accounting principles (policy) applied by the Parent and the subsidiaries, verification – largely on a test basis - of the basis for the amounts and disclosures in the consolidated financial statements, as well as overall evaluation of the consolidated financial statements.

We believe that, despite the uncertainty specified below, our audit provided a reasonable basis for our opinion.

IV. During the audited period, PBP Orbis Sp. z o.o., 95.08% subsidiary of Orbis S.A., was implementing a new finance and accounting system. Since the implementation was in progress, the subsidiary was unable to verify recognition, presentation, ageing and measurement of its receivables and liabilities as of the balance sheet date. In the consolidated financial statements of the Group, the amounts were as follows: assets classified as held for sale of PLN 17,548 thousand, liabilities related to assets classified as held for sale of PLN 17,412 thousand. Therefore, we have been unable to obtain sufficient certainty as to correctness and we do not assess the amount and measurement of the above items as of 31 December 2009 included in the consolidated financial statements of the Capital Group with regard to PBP Orbis Sp. z o.o.

V. As presented in Note 2.2. to the financial statements, as at the date of first time adoption of International Financial Reporting Standards for preparation of the financial statements, the Management Board of the Parent considered various interpretations regarding IAS 17 and decided that perpetual usufruct of land acquired free of charge as a result of privatization of the Group companies should be recognized in the balance sheet in amounts determined in the course of independent valuation. As of 31 December 2009 and 31 December 2008, net value of perpetual usufruct of land as presented in fixed assets amounted to PLN 329,281 thousand and PLN 338,202 thousand, respectively, and presented under investment property, PLN 30,099 thousand and 30,296 thousand, respectively. At the same time, as at 31 December 2009 and 31 December 2008, the Group created a provision for deferred income tax related to titles acquired free of charge, in the amount of PLN 68,282 thousand and PLN 70,014 thousand, respectively. In our opinion, due to the fact that the ownership title is not transferred to the Group upon contract termination, in line with IAS 17 such rights are regarded as operating lease and ought to be disclosed in off-balance sheet records. Had the perpetual usufruct of land acquired free of charge not been recognized in the balance sheet, the financial profit/loss for the 12 months ended 31 December 2009 including deferred tax would have been PLN 3,985 thousand higher, and the previous years' profit/loss as at 31 December 2009 would have been PLN 295,083 thousand lower. Similarly, the financial profit/loss for the financial year ended 31 December 2008 should have been PLN 3,852 thousand higher, while the previous year's profit/loss as at 31 December 2008 should have been lower by PLN 302,336 thousand.

Additionally, the Group recognized perpetual usufruct of land acquired for a charge and amounting to PLN 46,802 thousand as at 31 December 2009 and PLN 47,587 thousand as at 31 December 2008 as property, plant and equipment. In our opinion, in line with IAS 17 the aforementioned rights should be classified as operating leases, whereas the value of payment ought to be recognized under long-term prepayments and settled over time.

VI. In our opinion, except for consequences of any adjustments that might prove necessary if PBP Orbis Sp. z o.o., the subsidiary, had verified its assets and liabilities described in clause IV above and the consequences resulting from adjustments described in clause V above in relation to classification of perpetual usufruct of land, the audited consolidated financial statements in all material respects:

a) present fairly and clearly the information material to evaluate the economic and financial position of the Capital Group as of 31 December 2009 as well as its profit or loss in the financial year from 1 January 2009 to 31 December 2009;

b) have been prepared in accordance with the International Accounting Standards, International Financial Reporting Standards and related interpretations published as European Commission regulations, and in all matters not regulated in the standards – in accordance with the provisions of the Accounting Act and secondary legislation to the Act;

c) comply with the provisions of law applicable to the capital group which affect the contents of the consolidated financial statements.

VII. The Report on the activities of the Capital Group for the 2009 financial year is complete within the meaning of Article 49.2 of the Accounting Act and the Ordinance of the Minister of Finance of 19 February 2009 on current and periodic information published by issuers of securities and the rules of equal treatment of the information required by the laws of non-member states and consistent with underlying information disclosed in the audited consolidated financial statements.

....

Maciej Krasoń
Key certified auditor conducting the audit
No. 10149

....

persons representing the entity

....

entity entitled to audit
financial statements entered under
number 73 on the list kept by the
National Council of Statutory Auditors

Warsaw, 19 April 2010

The above audit opinion together with audit report is a translation from the original Polish version. In case of any discrepancies between the Polish and English version, the Polish version shall prevail.

REPORT SUPPLEMENTING THE OPINION ON THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS OF ORBIS S.A. CAPITAL GROUP FOR THE 2009 FINANCIAL YEAR

I. GENERAL INFORMATION

1. Details of the audited Parent

The Parent of the Capital Group operates under the business name Orbis S.A. The Company's registered office is located in Warsaw, ul. Bracka 16.

The Company operates as a joint stock company established by a notarized deed on 17 December 1990 before Paweł Błaszczak, Notary Public in Warsaw (Repertory A No. 1882/1990).

The Company was recorded in the Commercial Register kept by the District Court for Warsaw, Business Court, XVI Business-Registry Division, section B, under number RHB25134, based on the decision of 9 January 1991. Currently, the Company is recorded in the Register of Entrepreneurs kept by the District Court for the capital city of Warsaw, XII Business Division of the National Court Register in Warsaw, under number KRS 0000022622.

The Company's tax identification number NIP assigned by Second Tax Office Warszawa Śródmieście on 1 May 2004 is 526-025-04-69.

The REGON number assigned by the Statistical Office in Warsaw is 006239529.

The Company operates based on the provisions of the Code of Commercial Companies.

In accordance with the Company's by-laws, the scope of its activities includes:
- activity of tourism organizers, agents and intermediaries, other booking services and related activities;
- hotels and similar facilities;
- organization of fairs, exhibitions and congresses;
- catering services;
- maintenance and repair of motor vehicles excluding motorcycles;
- other passenger road transport n.e.c.;
- other booking service activity, n.e.c.;
- other financial services, n.e.c. excluding insurance and pension funds;
- advertisement agency activities;
- other publishing activity;
- non-specialized wholesale;
- retail trade in non-specialized stores selling mostly food, beverages and tobacco products;
- other non-school forms of education, n.e.c.;
- other financial brokerage;
- activities related to gambling,
- other personal, property and casualty insurance;
- other transport agency activities;
- rental and management of own or leased real property;
- management of real property on order.

In the audited period, the Company conducted the following business activities: hotel and catering services.

As of 31 December 2009, the Company's share capital amounted to PLN 92,154,016 and was divided into 46,077,008 ordinary shares with a face value of PLN 2 each. As of 31 December 2009, including the hyperinflatory adjustment, the Company's share capital amounted to PLN 517,754 thousand as reported in the financial statements.

As of 15 June 2009 (the date of the last Shareholders Meeting) the Company's shareholders included:

- Accor S.A. (including Accor Polska Sp. z o.o.) – 50.01%
- Arka BZ WBK Akcji FIO – 5.43%,
- Arka BZ WBK Zrównoważony FIO – 4.56%,
- Commercial Union OFE BPH CU WBK (at present Aviva Otwarty Fundusz Emerytalna Aviva BZ WBK) – 10.14% of shares,
- Other corporate and individual shareholders – 29.86% of shares.

During the financial year there were no changes in the share capital of the Company.

As of 31 December 2009, the Company's equity amounted to PLN 1,800,779 thousand.

The Capital Group's financial year is the calendar year.

Composition of the Management Board as of the date of the opinion:

- Jean-Philippe Savoye - Chairman of the Board;
- Ireneusz Andrzej Węgłowski - Vice-Chairman of the Board;
- Yannick Yvon Rouvrais - Member of the Board;
- Marcin Szewczykowski - Member of the Board;

The composition of the Company's Management Board remained unchanged during the audited period.

Composition of the Capital Group as of 31 December 2009:

- parent - Orbis S.A. and
- subsidiaries:
  - Hekon Hotele Ekonomiczne S.A. 100%% subsidiary;
  - UAB Hekon - 100% subsidiary;
  - WT Wilkasy Sp. z o.o. 100% subsidiary;
  - Orbis Travel Sp. z o.o. 100% subsidiary;
  - Orbis Travel Incoming Sp. z o.o. 100% subsidiary;
  - Orbis Travel Corporate Sp. z o.o. 100% subsidiary;
  - Orbis Transport Sp. z o.o. 98.88% subsidiary;
    - PKS Tarnobrzeg Sp. z o.o. 99.05% subsidiary;
    - PKS Gdańsk Sp. z o.o. 99.05% subsidiary;
    - Interbus Sp. z o.o. 99.05% subsidiary;
    - Capital Parking Sp. z o.o. 99.05% subsidiary;
    - PMKS Sp. z o.o. 70.82% subsidiary;
  - PBP Orbis Sp. z o.o. 95.08% subsidiary;
  - Orbis Kontrakty Sp. z o.o. 100% subsidiary;

- associates:

Orbis Casino Sp. z o.o. 33.33% associate.

The consolidated financial statements as of 31 December 2009 included the following entities:

a) parent – Orbis S.A.

We have audited the financial statements of Orbis S.A., the parent, for the period from 1 January to 31 December 2009. As a result of our audit, on 19 April 2010 we issued a qualified opinion with the qualification regarding perpetual usufruct of land.

b) Companies subject to full consolidation:

Name and address of the Company	Interest in the capital (%)	Name of entity that audited the financial statements and type of opinion issued	Opinion date
Hekon Hotele Ekonomiczne S.A.	100%	Deloitte Audyt Sp. z o.o. *(with qualification regarding classification of perpetual usufruct of land acquired for charge)*	2 April 2010
UAB Hekon	100%	UAB Deloitte Lietuva *(unqualified)*	25 January 2010
Orbis Transport Capital Group	98.88%	Deloitte Audyt Sp. z o.o. *(with qualification regarding classification of perpetual usufruct of land acquired for charge)*	22 March 2010
PBP Orbis Sp. z o.o.	95.08%	Deloitte Audyt Sp. z o.o. *(the opinion has not been issued by the report date)*	Not issued
Orbis Kontrakty Sp. z o.o.	100%	Moore Stephens Józef Król Sp. z o.o. *(unqualified)*	26 March 2010

c) Companies subject to equity method of consolidation:

Name and address of the Company	Interest in the capital (%)	Name of entity that audited the financial statements and type of opinion issued	Opinion date
Orbis Casino Sp. z o.o.	33.33%	Finans - Servis (Zespół Doradców Finansowo księgowych Sp. z o.o.) *(unqualified)*	19 April 2010

2. Information on the consolidated financial statements for the prior financial year

The activities of the Capital Group in 2008 resulted in a net profit of PLN 26,112 thousand. The consolidated financial statements of the Capital Group for 2008 were audited by a certified auditor. The audit was performed by authorized entity Deloitte Audyt Sp. z o.o. On 30 March 2009, the certified auditor issued a qualified opinion on those financial statements, stating as follows:

As presented in Note 1.2. to the financial statements, as at the date of first time adoption of International Financial Reporting Standards for preparation of the financial statements, the Management Board of the Parent considered various interpretations regarding IAS 17 and decided that perpetual usufruct of land acquired free of charge as a result of privatization of the Group companies should be recognized in the balance sheet in amounts determined in the course of independent valuation.
As of 31 December 2008 and 31 December 2007, net value of perpetual usufruct of land as presented in fixed assets amounted to PLN 338,202 thousand and PLN 342,169 thousand, respectively, and presented under investment property, PLN 30,296 thousand and 30,705 thousand, respectively. At the same time, as at 31 December 2009 and 31 December 2008, the Group created a provision for deferred income tax related to titles acquired free of charge, in the amount of PLN 70,014 thousand and PLN 70,846 thousand, respectively. In our opinion, due to the fact that the ownership title is not transferred to the Group upon contract termination, in line with IAS 17 such rights are regarded as operating lease and ought to be disclosed in off-balance sheet records. Had the perpetual usufruct of land acquired free of charge not been recognized in the balance sheet, the financial profit/loss for the 12 months ended 31 December 2008 including deferred tax would have been PLN 3,852 thousand higher, and the previous years' profit/loss as at 31 December 2008 would have been PLN 302,336 thousand lower. Similarly, the financial profit/loss for the financial year ended 31 December 2007 should have been PLN 3,830 thousand higher, while the previous year's profit/loss as at 31 December 2007 should have been lower by PLN 305,858 thousand.

Additionally, the Group recognized perpetual usufruct of land acquired for a charge and amounting to PLN 47,587 thousand as at 31 December 2008 and PLN 47,487 thousand as at 31 December 2007 as property, plant and equipment. In our opinion, in line with IAS 17 the aforementioned rights should be classified as operating leases, whereas the value of payment ought to be recognized under long-term prepayments and settled over time.

The General Shareholders Meeting, which approved the consolidated financial statements for the 2008 financial year, was held on 15 June 2009.

In accordance with applicable laws, the consolidated financial statements for the 2008 financial year were submitted to the National Court Register (KRS) on 19 June 2009 and filed for publication in Monitor Polski B on 18 June 2009. They were published in Monitor Polski B No. 1498 on 2 September 2009.

3. Details of the authorized entity and the key certified auditor acting on its behalf

The audit of the financial statements was conducted based on the agreement of 3 July 2008 concluded between Orbis S.A. and Deloitte Audyt Sp. z o.o. with registered office in Warsaw, al. Jana Pawła II 19, recorded under number 73 on the list of entities authorized to provide audit services kept by the National Council of Statutory Auditors. On behalf of the authorized entity, the audit of the consolidated financial statements was conducted under the supervision of Maciej Krasoń, key certified auditor (No. 10149), in the registered office of the Parent from 30 November to 18 December 2009, from 18 to 29 January and from 8 to 19 March 2010, as well as outside the registered office from 12 to 19 April 2010.

The entity authorized to audit the financial statements was appointed by the resolution of the Supervisory Board of 22 April 2008 based on authorization included in Article 20 clause 2 point 8 of the by-laws of Orbis S.A. and on Article 9 clause 1 point 120 of the Parent's Supervisory Board Regulations.

Deloitte Audyt Sp. z o.o. and Maciej Krasoń, key certified auditor, confirm that they are authorized to carry out audits and meet the requirements of Article 56 of the of the Act of statutory auditors and their self-regulation, entities authorized to audit financial statements and public supervision (Journal of Laws of 2009, No. 77, item 649), to express an unbiased and independent opinion on the consolidated financial statements of Orbis S.A.

4. Availability of data and management's representations

The scope of our audit was limited with regard to verification of amounts, ageing and measurement of receivables and liabilities as of 31 December 2009 included in the consolidated financial statements with regard to PBP Orbis Sp. z o.o. and presented under assets classified as held for sale and liabilities related to assets held for sale, respectively.

During the audit, all necessary documents and data as well as detailed information and explanations were provided to the authorized entity and the key certified auditor, except for the issue described above, as confirmed e.g. in a written representation of the Management Board of 19 April 2010.

5. Economic and financial position of the Capital Group

Presented below are the main items from the consolidated income statement as well as financial ratios describing the financial performance of the Capital Group and its economic and financial position compared to the prior year.

Main items from the statement of comprehensive income (PLN '000)	2009	2008(*)	2007(**)
Sales revenue	853,922	937,704	1,164,361
Operating expenses	(792,674)	(868,900)	(1,072,542)
Other operating revenue	23,988	8,635	107,614
Other operating expenses	(17,182)	(18,957)	(16,303)
Revaluation of non-financial non-current assets	(2,855)	10,035	26,041
Financial revenue	0	0	51
Financial expenses	(21,714)	(25,482)	(16,281)
Interest in net profit of associates	(53)	904	78
Income tax	(16,711)	(10,933)	(38,821)
Net profit (loss)	(6,061)	26,112	154,198
Total comprehensive income	(5,979)	26,883	154,198
Profit/loss on continued operations	26,721	33,006	154,198
Profit/loss on discontinued operations	(32,782)	(6,894)	-

Profitability ratios	2009	2008	2007
– gross profit margin	8%	7%	18%
– net profit margin	3%	4%	13%
– net return on equity	2%	2%	9%
Effectiveness ratios			
– assets turnover ratio	0.36	0.38	0.49
– receivables turnover in days	21	25	18
– liabilities turnover in days	38	46	39
– inventory turnover in days	3	4	4
Liquidity/Net working capital			
– debt ratio	22%	28%	24%
– equity to fixed assets ratio	76%	72%	76%
– net working capital (PLN '000)	(285,090)	(76,119)	(22,219)
– current ratio	0.31	0.76	0.92
– quick ratio	0.30	0.74	0.88

(*) Data for 2008 have been modified following separation of profit/loss on discontinued operation s in the income statement .

(**) Data for 2007 were audited by another certified auditor. and the discontinued operations had not been separated.

An analysis of the above figures and ratios indicated the following trends in 2009:

- an increase in gross profit margin and a decrease in net profit margin compared to 2008;
- a decrease in assets turnover ratio, inventory, receivables and liabilities turnover in days compared to 2008;

– a decrease in the debt ratio, net working capital and liquidity ratios; an increase in equity to fixed assets ratio compared to 2008.

As of 31 December 2009, the value of current liabilities (PLN 412.420 thousand) exceeded the amount of current assets (PLN 127.330 thousand). According to the Management Board, though, there is no threat for the Group's operation as a going concern as presented in details in Note 30.6 to the consolidated financial statements of the Orbis Capital Group.

II. DETAILED INFORMATION

1. Information on the audited consolidated financial statements

The audited consolidated financial statements were prepared as of 31 December 2009 and include:

– consolidated statement of financial position as of 31 December 2009 with total assets and liabilities plus equity of PLN 2,355,477 thousand;

– consolidated income statement for the period from 1 January 2009 to 31 December 2009, disclosing a net profit of PLN 6,061 thousand;

– consolidated statement of comprehensive income for the period from 1 January 2009 to 31 December 2009, disclosing a negative total comprehensive income of PLN 5,979 thousand;

– consolidated statement of changes in equity for the period from 1 January 2009 to 31 December 2009, disclosing a decrease in equity of PLN 5,979 thousand;

– consolidated statement of cash flows for the period from 1 January 2009 to 31 December 2009, disclosing a cash outflow of PLN 4,308 thousand;

– notes, comprising a summary of significant accounting policies and other explanatory information.

The structure of assets and liabilities plus equity as well as items affecting the profit or loss has been presented in the consolidated financial statements.

The audit covered the period from 1 January 2009 to 31 December 2009 and focused mainly on:
– verification of the correctness and fairness of the consolidated financial statements prepared by the Management Board of the Parent,
– verification of the consolidation documentation,
– evaluation of the correctness of the consolidation methods and procedures applied during consolidation,
– review of opinions and reports on audits of financial statements of subsidiaries and associated companies included in consolidation, prepared by other certified auditors.

2. Consolidation documentation

The Parent presented the consolidation documentation including:

1) financial statements of entities included in the consolidated financial statements;
2) financial statements of controlled entities, adjusted to the accounting principles (policy) applied during consolidation;
3) financial statements of controlled entities translated into the Polish currency;
4) all consolidation adjustments and eliminations necessary for preparation of the consolidated financial statements;
5) calculation of the fair value of the net assets of controlled entities;
6) calculation of goodwill and negative goodwill as well as their write-downs, also due to impairment;
7) calculation of minority interest;
8) calculation of exchange differences arising from translation of the financial statements of controlled entities denominated in foreign currencies.

Basis for the preparation of the consolidated financial statements

The consolidated financial statements of the Capital Group for the 2009 financial year have been prepared in accordance with the International Financial Reporting Standards.

Entities in the Capital Group

The scope and method of consolidation as well as the relationship between entities in the capital group have been determined based on the criteria specified in the International Financial Reporting Standards.

Financial period

The consolidated financial statements have been prepared as of the same balance sheet date and for the same financial year as the financial statements of the Parent – Orbis S.A. Subsidiaries and the associate included in consolidation prepared their financial statements as of the same balance sheet date as the Parent. The financial year of all subsidiaries and associated companies included in consolidation ended on 31 December 2009.

Consolidation method

The financial statements of the subsidiaries were consolidated using the full method, i.e. full amounts of all relevant items of the financial statements of the Parent and the subsidiaries included in consolidation were summed up.

Once the values had been summed up, consolidation adjustments and eliminations were applied to:

- the cost of shares held by the Parent in subsidiaries and the part of net assets of subsidiaries corresponding to the interest of the Parent in these companies,

- mutual receivables and liabilities of entities included in consolidation,
- material revenue and expenses related to transactions between entities included in consolidation.

The equity method was applied with respect to associated entities. The value of the Parent's interest in the associated company was adjusted by increases or decreases in the equity of the associated company attributable to the Parent, which occurred in the period covered by consolidation, and decreased by dividends due from such companies.

3. Justification of the opinion issued

During the audited period, PBP Orbis Sp. z o.o., 95.08% subsidiary of Orbis S.A., was implementing a new finance and accounting system. Since the implementation was in progress, the subsidiary was unable to verify recognition, presentation, ageing and measurement of its receivables and liabilities as of the balance sheet date. In the consolidated financial statements of the Group, the amounts were as follows: assets classified as held for sale of PLN 17,548 thousand, liabilities related to assets classified as held for sale of PLN 17,412 thousand. Therefore, we have been unable to obtain sufficient certainty as to correctness and we do not assess the amount and measurement of the above items as of 31 December 2009 included in the consolidated financial statements of the Capital Group with regard to PBP Orbis Sp. z o.o.

As presented in Note 2.2. to the financial statements, as at the date of first time adoption of International Financial Reporting Standards for preparation of the financial statements, the Management Board of the Parent considered various interpretations regarding IAS 17 and decided that perpetual usufruct of land acquired free of charge as a result of privatization of the Group companies should be recognized in the balance sheet in amounts determined in the course of independent valuation.
As of 31 December 2009 and 31 December 2008, net value of perpetual usufruct of land as presented in fixed assets amounted to PLN 329,281 thousand and PLN 338,202 thousand, respectively, and presented under investment property, PLN 30,099 thousand and 30,296 thousand, respectively. At the same time, as at 31 December 2009 and 31 December 2008, the Group created a provision for deferred income tax related to titles acquired free of charge, in the amount of PLN 68,282 thousand and PLN 70,014 thousand, respectively. In our opinion, due to the fact that the ownership title is not transferred to the Group upon contract termination, in line with IAS 17 such rights are regarded as operating lease and ought to be disclosed in off-balance sheet records. Had the perpetual usufruct of land acquired free of charge not been recognized in the balance sheet, the financial profit/loss for the 12 months ended 31 December 2009 including deferred tax would have been PLN 3,985 thousand higher, and the previous years' profit/loss as at 31 December 2009 would have been PLN 295,083 thousand lower. Similarly, the financial profit/loss for the financial year ended 31 December 2008 should have been PLN 3,852 thousand higher, while the previous year's profit/loss as at 31 December 2008 should have been lower by PLN 302,336 thousand.

Additionally, the Group recognized perpetual usufruct of land acquired for a charge and amounting to PLN 46,802 thousand as at 31 December 2009 and PLN 47,587 thousand as at 31 December 2008 as property, plant and equipment. In our opinion, in line with IAS 17 the aforementioned rights should be classified as operating leases, whereas the value of payment ought to be recognized under long-term prepayments and settled over time.

4. Completeness and correctness of drawing up notes and explanations and the report on the activities of the Capital Group

The Parent confirmed the validity of the going concern basis in preparation of the consolidated financial statements. The notes to the consolidated financial statements give a correct and complete description of measurement principles regarding assets, liabilities, profit or loss and principles of preparation of the consolidated financial statements.

The Parent prepared notes in the form of tables to individual items of the consolidated statement of financial position and statement of comprehensive income as well as narrative descriptions, in line with the requirement of IFRS.

Notes describing property, plant and equipment, intangible assets, investments, liabilities and provisions correctly present increases and decreases as well as their basis during the financial year.

Limitations imposed on individual assets disclosed in the consolidated statement of financial position arising from security granted to creditors have been described.

Individual assets and liabilities as well as revenue and expenses have been correctly presented by the Parent in the consolidated financial statements. The consolidated statement of financial position, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows as well as notes which constitute an integral part of the financial statements include all items required for disclosure in the consolidated financial statements under IFRS.

The Management Board prepared and supplemented the consolidated financial statements with a report on the activities of the Capital Group in the 2009 financial year. The report contains all information required under Article 49.2 of the Accounting Act and the Ordinance of the Minister of Finance Ordinance of 19 February 2009 on current and periodic information published by issuers of securities and the rules of equal treatment of the information required by the laws of non-member states. We have audited the report with respect to the disclosed information derived directly from the audited consolidated financial statements.

5. Final information and findings

Management Board's Representation

Deloitte Audyt Sp. z o.o. and the key certified auditor received a representation letter from the Parent's Management Board, in which the Board stated that the Capital Group complied with the laws in force.

....
Maciej Krasoń
Key certified auditor conducting the audit
No. 10149

....
persons representing the entity

....
entity entitled to audit
financial statements entered under
number 73 on the list kept by the
National Council of Statutory Auditors

Warsaw, 19 April 2010

Orbis Capital Group

SELECTED FINANCIAL FIGURES

	in PLN '000		in EUR '000	
	2009	2008	2009	2008
CONSOLIDATED INCOME STATEMENT				
Net sales of services	*848 899*	*933 452*	*195 572*	*264 277*
Operating profit	65 199	68 517	15 021	19 398
Net profit/loss for the period	(6 061)	26 112	(1 396)	7 393
Net profit/loss attributable to equity holders of the parent	(5 384)	26 519	(1 240)	7 508
CONSOLIDATED STATEMENT OF CASH FLOWS				
Net cash flow from operating activity	211 853	155 347	48 807	43 981
Net cash flow from investing activities	(87 647)	(306 443)	(20 192)	(86 759)
Net cash flow from financing activities	(128 514)	110 482	(29 607)	31 279
Net cash flow, total	(4 308)	(40 614)	(992)	(11 499)
PROFIT/LOSS PER COMMON SHARE (IN PLN)				
Profit/loss per share attributable to the equity holders of the Company for the period	(0,12)	0,58	(0,03)	0,16

	in PLN '000		in EUR '000	
	balance as at December 31, 2009	balance as at December 31, 2008	balance as at December 31, 2009	balance as at December 31, 2008
CONSOLIDATED STATEMENT OF FINANCIAL POSITION				
Non-current assets	2 188 691	2 252 073	532 762	539 755
Current assets	127 330	238 724	30 994	57 215
Total equity	1 800 779	1 806 758	438 338	433 026
Shareholders' equity attributable to equity holders of the parent	1 800 015	1 805 317	438 152	432 681
Non-current liabilities	110 506	374 436	26 899	89 741
Current liabilities	412 420	314 843	100 389	75 458

The Consolidated Financial Statements of the Orbis Group for the period from January 1, 2009 to December 31, 2009

Warsaw, April 19, 2010

TABLE OF CONTENTS

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as at December 31, 2009

Assets	Note	balance as at December 31, 2009	balance as at December 31, 2008
Non-current assets		**2 188 691**	**2 252 073**
Property, plant and equipment	9	2 018 156	2 087 148
Intangible assets, of which:	10	113 406	111 276
- goodwill		108 328	108 328
Investment in an associated company consolidated using the equity method of accounting	11	8 918	8 971
Available-for-sale financial assets	14	1 935	1 935
Other financial assets	15	540	2 315
Investment property	16	43 975	38 731
Other long-term investments	17	552	552
Deferred income tax assets	5	1 209	1 145
Current assets		**127 330**	**238 724**
Inventories	18	5 319	7 161
Trade receivables	19	30 145	67 357
Income tax receivables	19	4 230	7 745
Other short-term receivables	19	27 881	90 723
Cash and cash equivalents	21	59 755	65 738
Assets classified as held for sale	6	**39 456**	**5 240**
Total assets		**2 355 477**	**2 496 037**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION, continued

as at December 31, 2009

Equity and Liabilities	Note	balance as at December 31, 2009	balance as at December 31, 2008
Total equity		**1 800 779**	**1 806 758**
Capital and reserves attributable to equity holders of the Company	22	**1 800 015**	**1 805 317**
Share capital		517 754	517 754
Other capital		133 333	133 333
Retained earnings		1 148 947	1 154 331
Foreign currency translation reserve		(19)	(101)
Minority holdings		**764**	**1 441**
Non-current liabilities		**110 506**	**374 436**
Borrowings	23	22 964	283 567
Deferred income tax liability	5	52 577	52 556
Other non current liabilities	24	13 998	2 147
Provision for pension and similar benefits	28	20 967	36 146
Provisions for liabilities	25	0	20
Current liabilities		**412 420**	**314 843**
Borrowings	23	296 876	150 156
Trade payables	26	56 706	81 915
Current income tax liabilities	26	0	26
Other current liabilities	26	52 365	70 514
Provision for pension and similar benefits	28	4 739	7 038
Provisions for liabilities	25	1 734	5 194
Liabilities associated with assets classified as held for sale	6	**31 772**	**0**
Total equity and liabilities		**2 355 477**	**2 496 037**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED INCOME STATEMENT

for the year 2009

	Note	2009	2008
Net sales of services	4.1	848 899	933 452
Net sales of products, merchandise and raw materials	4.1	5 023	4 252
Cost of services, products, merchandise and raw materials sold	4.3	(649 623)	(687 726)
Gross profit on sales		**204 299**	**249 978**
Other operating income	4.2	23 988	8 635
Distribution & marketing expenses	4.3	(41 202)	(47 608)
Overheads & administrative expenses	4.3	(101 849)	(133 566)
Other operating expenses	4.5	(17 182)	(18 957)
Net impairment	4.2	(2 855)	10 035
Operating profit		**65 199**	**68 517**
Financial expenses	4.6	(21 714)	(25 482)
Share in net profit/loss of subsidiaries, affiliates and associated companies	11	(53)	904
Profit before tax		**43 432**	**43 939**
Income tax expense	5	(16 711)	(10 933)
Net profit on continuing operations		**26 721**	**33 006**
Loss on discontinued operations	6	(32 782)	(6 894)
Net profit/loss for the period		**(6 061)**	**26 112**
Ascribed to:			
Shareholders of the controlling company		(5 384)	26 519
Minority shareholders		(677)	(407)
		(6 061)	**26 112**
Profit/loss per common share (in PLN)			
Profit/loss per share attributable to the equity holders of the Company for the period	7	(0,12)	0,58

The notes on pages 10-86 form an integral part of these financial statements

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year 2009

	2009	2008
Net profit/loss for the period	**(6 061)**	**26 112**
Gains/losses on exchange differences on translation	82	738
Other embraced income and expensive	0	33
Other comprehensive income/ loss before tax	**82**	**771**
Income tax expense from other comprehensive income	0	0
Other comprehensive income/loss after tax	**82**	**771**
Total comprehensive income/ loss for the period	**(5 979)**	**26 883**
Ascribed to:		
Shareholders of the controlling company	(5 302)	27 266
Minority shareholders	(677)	(383)
	(5 979)	**26 883**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for the year 2009

	Note	Capital attributable to equity holders of the Company					
		Share capital	Other capital	Retained earnings	Foreign currency translation reserve	Minority holdings	Total
		Twelve months ended on December 31, 2008					
Balance as at January 1, 2008		**517 754**	**133 333**	**1 146 243**	**(848)**	**1 824**	**1 798 306**
- profit (loss) for the period		0	0	26 519	0	(407)	**26 112**
- other comprehensive income (loss)		0	0	0	747	24	**771**
Total comprehensive income/loss		**0**	**0**	**26 519**	**747**	**(383)**	**26 883**
- dividends		0	0	(18 431)	0	0	**(18 431)**
Balance as at December 31, 2008	22	**517 754**	**133 333**	**1 154 331**	**(101)**	**1 441**	**1 806 758**
		Twelve months ended on December 31, 2009					
Balance as at January 1, 2009		**517 754**	**133 333**	**1 154 331**	**(101)**	**1 441**	**1 806 758**
- profit (loss) for the period		0	0	(5 384)	0	(677)	**(6 061)**
- other comprehensive income (loss)		0	0	0	82	0	**82**
Total comprehensive income/loss		**0**	**0**	**(5 384)**	**82**	**(677)**	**(5 979)**
- dividends		0	0	0	0	0	**0**
Balance as at December 31, 2009	22	**517 754**	**133 333**	**1 148 947**	**(19)**	**764**	**1 800 779**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year 2009

	Note	2009	2008
OPERATING ACTIVITIES			
Profit before tax*		**12 126**	**35 642**
Adjustments:		**214 571**	**158 235**
Share in net profit /loss of companies consolidated using the equity method of accounting	11	53	(904)
Depreciation and amortization	4.3	166 579	177 153
(Gain) loss on foreign exchange differences		539	2 850
Interests		21 999	22 309
Profit/loss on investing activity		(10 938)	(1 752)
Change in receivables	34	70 157	(33 660)
Change in current liabilities, excluding borrowings	34	(18 913)	(2 584)
Change in provisions	25	(20 958)	2 732
Change in inventories	18	1 842	2 242
Other adjustments	34	4 211	(10 151)
Cash from operating activities		**226 697**	**193 877**
Income tax paid		(14 844)	(38 530)
Net cash flow from operating activities		**211 853**	**155 347**
INVESTING ACTIVITIES			
Proceeds from sale of property, plant and equipment and intangible assets		43 832	31 819
Proceeds from sale of shares in related entities		0	152
Proceeds from sale of short-term securities		0	19 081
Interests received		3	58
Purchase of property, plant and equipment and intangible assets		(129 759)	(341 911)
Purchase of related entities		(1 712)	(3 061)
Purchase of short-term securities		0	(12 081)
Loans granted to related parties		0	(500)
Other investing cash flow		(11)	0
Net cash flow from investing activities		**(87 647)**	**(306 443)**
FINANCING ACTIVITIES			
Proceeds from borrowings		8 495	220 344
Other financial income		0	33
Repayment of borrowings		(107 897)	(68 620)
Interest payment		(26 335)	(19 494)
Dividends paid to Shareholders		0	(18 431)
Financial lease payments		(2 777)	(2 841)
Other financial cash flow		0	(509)
Net cash flow from financing activities		**(128 514)**	**110 482**
Change in cash and cash equivalents		**(4 308)**	**(40 614)**
Cash and cash equivalents at the beginning of period		**65 738**	**106 352**
Cash and cash equivalents at the end of period**		**61 430**	**65 738**

* total with the discontinued operations (see: point 6 of the notes to the consolidated financial statements)

** total with the amount presented in assets classified as held for sale (see: point 6 of the notes to the consolidated financial statements)

1. BACKGROUND

The attached consolidated financial statements present financial data in the statement of financial position as at December 31, 2009 and comparable figures as at December 31, 2008, statement of changes in equity for 2009 and for 2008, income statement, statement of comprehensive income and statement of cash flows, covering data for 2009 and comparable data for 2008, as well as explanatory notes to the abovementioned financial statements. These consolidated financial statements of the Group for 2009 comprise the parent company and its subsidiaries (jointly referred to as the "Orbis Group" or the "Group").

In the parent company and in the companies forming the Group a financial year corresponds to a calendar year. The term of all individual companies is unlimited. The financial statements of the parent company as well as all its subsidiaries and associates have been prepared for the same reporting period using consistent accounting policies.

The financial statements of the Group companies are recognized in the currency of the primary economic environment in which the companies operate (in the "functional currency"). The consolidated financial statements are presented in Polish zloty (PLN) which is the presentation and functional currency of the parent company.

All financial figures are quoted in PLN thousand, unless otherwise stated.

The consolidated financial statements were approved by the Management Board on April 19, 2010.

1.1 ORBIS GROUP

1.1.1 Parent company

The Group's parent company is **Orbis S.A.** with its corporate seat in Warsaw, at ul. Bracka 16, 00-028 Warsaw, Poland, is entered into the Register of Businesses maintained by the District Court in Warsaw, XII Business Department of the National Court Register under the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. On the Warsaw Stock Exchange, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company that employs 3 thousand persons and operates a network of 40 hotels (8 165 rooms as at December 31, 2009) in 26 major cities, towns and resorts in Poland and it manages two other hotels. The Company's hotels operate under the Sofitel, Novotel, Mercure, Holiday Inn and Orbis Hotels brands. Additionally, the Company owns eight hotels of the Etap brand and a Mercure hotel, which are operated by its subsidiary, Hekon-Hotele Ekonomiczne S.A.

The shareholding structure is presented in Note 22 to the financial statements.

(all amounts in PLN thousands, unless otherwise stated)

1.1.2 The Group and its associates

Orbis S.A. subsidiaries that belong to the Orbis Group operate in the hotel, tourist and transport sectors. Orbis S.A. and its subsidiaries Hekon - Hotele Ekonomiczne S.A., Polskie Biuro Podróży Orbis Sp. z o.o. and Orbis Transport Sp. z o.o. form the largest tourist & hotel group in Central Europe.

Hekon – Hotele Ekonomiczne S.A. operates Poland's largest network of economy hotels: nine Ibis hotels, eight Etap hotels, two Novotels and one Mercure hotel. The company's hotels offer in aggregate 2 857 rooms in 11 towns in Poland. In addition, the Company operates Novotel Vilnius in Lithuania through its subsidiary UAB Hekon.
Polskie Biuro Podróży Orbis Sp. z o.o. running its activities under the business name of Orbis Travel is an organizer of foreign outgoing and incoming as well as domestic tourist traffic.
Orbis Transport Sp. z o.o. is a major Polish carrier in the international coach connections segment and is among the leading companies on the short-term and long-term car rental market. The car rental activity is pursued on the basis of license agreements with Hertz Rent a Car and Hertz Lease.

The below-presented data concern shares of equity, share of voting rights at the General Meeting and the core business operations of subsidiaries and associates in which Orbis S.A. holds interests.

Companies forming the Group and the Group's associates

Company name	% of share capital	Country of registration	% of the no of voting rights at the GM	Business operations
		SUBSIDIARIES		
Hekon Hotele Ekonomiczne S.A.	directly 100,00 %	Poland	directly 100,00 %	hotel and food&beverage
Wioska Turystyczna Wilkasy Sp. z o.o.	directly 100,00 %	Poland	directly 100,00 %	hotel and food&beverage
Orbis Travel Incoming Sp. z o.o.	directly 100,00 %	Poland	directly 100,00 %	tourism
Orbis Travel Sp. z o.o.	directly 100,00 %	Poland	directly 100,00 %	tourism
Orbis Travel Corporate Sp. z o.o.	directly 100,00 %	Poland	directly 100,00 %	tourism
Orbis Transport Sp. z o.o.	directly 98,88 % indirectly 0,17%	Poland	directly 98,88 % indirectly 0,17%	transport
PBP Orbis Sp. z o.o.	directly 95,08 %	Poland	directly 95,08 %	tourism
Orbis Kontrakty Sp. z o.o.	directly 80,00 % indirectly 20,00 %	Poland	directly 80,00 % indirectly 20,00 %	organization of purchases
UAB Hekon	indirectly 100,00 %	Lithuania	indirectly 100,00 %	hotel and food&beverage
PKS Tarnobrzeg Sp. z o.o.	indirectly 99,05 %	Poland	indirectly 99,05 %	transport
PKS Gdańsk Sp. z o.o.	indirectly 99,05 %	Poland	indirectly 99,05 %	transport
Inter Bus Sp. z o.o.	indirectly 99,05 %	Poland	indirectly 99,05 %	coach transport
Capital Parking Sp. z o.o.	indirectly 99,05 %	Poland	indirectly 99,05 %	rental of parking lots
Przedsiębiorstwo Miejskiej Komunikacji Samochodowej Sp. z o.o.	indirectly 70,82 %	Poland	indirectly 70,82 %	city transport
		ASSOCIATES		
Orbis Casino Sp. z o.o.	directly 33,33 %	Poland	directly 33,33 %	games of chance

(all amounts in PLN thousands, unless otherwise stated)

1.1.3 Changes in the Group's structure and their effect, including business combinations, acquisition and disposal of subsidiaries as well as long-term investments

In the reporting period, the following changes took place in the companies forming the Orbis Group:

In September 2009 three new companies with their registered addresses in Warsaw were established: Orbis Travel Incoming Sp. z o.o., Orbis Travel Sp. z o.o. and Orbis Travel Corporate Sp. z o.o. Orbis S.A. took up 100% of share capital in each of these companies. In October 2009, the companies Orbis Travel Incoming Sp. z o.o. and Orbis Travel Sp. z o.o. were entered in the National Court Register, while the third company, Orbis Travel Corporate Sp. z o.o., was registered in November 2009.

Other events:

- Orbis Casino Sp. z o.o. - On March 23, 2009 the share capital of Orbis Casino Sp. z o.o. was increased from PLN 4 800 thousand up to PLN 7 800 thousand by establishing 6 000 new shares with a nominal value of PLN 500 each. The increase was financed with funds from the supplementary capital. The newly established shares are vested in shareholders in proportion to their current holdings and do not require to be taken up. Consequently, the percentage holding of present shareholders, including Orbis S.A., in the company's share capital did not change. The increase of the capital was registered in the National Court Register [KRS] on August 31, 2009.
- **Wioska Turystyczna Wilkasy Sp. z o.o.** – on August 26, 2009 amendments to the Company's Articles of Association were registered in the National Court Register. The changes consisted, among others, in limiting the Company's governing bodies to the Management Board and the Meeting of Shareholders. Thereby, as of August 29, 2009 the governing bodies of the Company do not include the Supervisory Board.
- **Orbis S.A.** – On September 3, 2009 the „Agreement establishing the Orbis Tax Group" was concluded. The Orbis Tax Group will consists of Orbis S.A. and Hekon-Hotele Ekonomiczne S.A. The Agreement will be effective for a term of three tax years, i.e. until December 31, 2012. The Agreement was registered in the competent tax office (decision dated October 28, 2009).
- On December 17, 2009 the Supervisory Board of **Orbis S.A.** granted its consent for the Management Board of Orbis S.A. to take actions aimed at disposal of shares in **PBP Orbis Sp. z o.o.** (see: Note 33 of these financial statements).

(all amounts in PLN thousands, unless otherwise stated)

1.1.4 Non-consolidated companies

Certain subsidiaries and associates that are not material to the total assets/equity and liabilities reported in the statement of financial position as well as and profit or loss of the Group are not consolidated.
These non-consolidated companies are presented in the table below. Additional disclosures pertaining to the results of non-consolidated companies are provided in Note 14 to these financial statements.
Interests in non-consolidated subsidiaries and associates are recognized in the consolidated financial statements at cost less impairment losses, while results of valuation are recognized in profit or loss.

Companies excluded from consolidation	% of equity	% of net revenues of the Group	% of total assets/equity and liabilities of the Group	% of net profit of the Group	% of equity of the Group
	Subsidiaries				
Wioska Turystyczna Wilkasy Sp. z o.o.	100,00%	0,21	0,18	(0,49)	0,18
PMKS Sp. z o.o.	70,82%	0,50	0,20	(3,42)	0,17
TOTAL		**0,71**	**0,38**	**(3,91)**	**0,35**

Companies established in September 2009 are not consolidated (see: Note 1.1.3 of these financial statements) as they did not commence their operations in 2009.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 STATEMENT OF COMPLIANCE

The financial statements have been prepared in accordance with International Financial Reporting Standards which were adopted by the European Union, issued and binding as of the date of the financial statements.

2.2 BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The basic accounting policies applied in the preparation of consolidated financial statements are presented in Note 2.3 to the financial statements. These policies have been applied in a continuous manner in all years covered by the financial statements and have not been subject to any significant changes during the financial year, except those resulting from amendments to the provisions in force. Description of the International Financial Reporting Standards applied for the first time by the Group is provided in Note 2.5 to the statements.

Preparing financial statements in accordance with IFRS requires applying certain key accounting estimates. The management board must also take a number of subjective decisions concerning the application of the Group's accounting policies. The areas which are more complex or require a subjective judgment, as well as areas in which the assumptions and estimates are significant for the financial statements as a whole, are described Note 2.6 to the consolidated financial statements.

(all amounts in PLN thousands, unless otherwise stated)

As regards the accounting for obtained rights to perpetual usufruct of land, the Management Board has considered various interpretations of IAS 17 available on the market and concluded that the rights to perpetual usufruct of land obtained as a result of administrative decisions should be recognized in the statement of financial position. Land, and rights to perpetual usufruct of land alike, forms part of the Group's hotel properties (i.e. cash generating units) as it is necessary to generate the hotels' results and cash flows. Hence, land constitutes part of the fair value of real property. Certain rights to perpetual usufruct of land were purchased by the Group and initially recognized at purchase price (at market value). The Group received other rights from the state as part of hotel properties and recognized them in accounts at values determined in the course of independent valuations pursuant to IFRS 1. The value of obtained rights to perpetual usufruct of land recognized in the statement of financial position amounted to PLN 359 380 thousand as at December 31, 2009, and to PLN 368 486 thousand as at December 31, 2008. The value of related deferred income tax liabilities amounted to PLN 68 282 thousand as at December 31, 2009, and to PLN 70 012 thousand as at December 31, 2008.

The consolidated financial statements have been prepared on the assumption that the parent company and the Group companies will continue as a going concern in the foreseeable future. The Management Board of the parent company is of the opinion that as at the date of the financial statements, there exist no circumstances which would indicate a threat to the continuation of the Group's operations (additional information in Note 30.6 to the financial statements).

2.3 ACCOUNTING POLICIES OF THE GROUP

2.3.1 Related parties

2.3.1.1 Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. Existence and the effect of potential voting rights that are exercised or convertible is taken into consideration to determine if the Group controls an enterprise.

Subsidiaries are consolidated from the date on which the Group took control. They are de-consolidated from the date this control ceases.

Acquisitions of subsidiaries by the Group are recognized by using the purchase method. The cost of acquisition is set at fair value of transferred assets, issued equity instruments, and drawn or accepted liabilities as at the exchange date plus costs that can be directly attributed to the acquisition transaction. Identifiable assets and liabilities, and contingent liabilities acquired by way of business combination are measured upon the initial recognition at their fair value as at the acquisition date regardless of any minority interests. Any surplus of the cost of acquisition over the fair value of the Group's share of identifiable, acquired net assets is recognized as goodwill. If the cost of acquisition is lower than fair value of the Group's share of net assets of the acquired subsidiary, the difference is directly recognized in the income statement.

Financial statements of subsidiaries are adjusted, if necessary, in order to unify the subsidiaries' accounting policies with the Group's accounting policies.

Intragroup transactions, balances and unrealized gains arising from transactions between the Group's companies are eliminated. Unrealized losses are also eliminated unless a transaction causes impairment of a transferred asset.

The value of interests held by the parent and other consolidated companies in subsidiaries that represents the share of the parent and other consolidated companies of the Group in subsidiaries is also eliminated.

2.3.1.2 Associates

Associates include all entities over which the Group has significant influence but not control, i.e., usually the group holds 20% to 50% of associates' voting rights. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Investments in associates are recognized under the equity method and are initially recognized at cost.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated statement of financial position at cost as adjusted for post-acquisition changes in the Group's share of the net assets of the associate, less any impairment in the value of individual investments. Losses of an associate in excess of the Group's interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate) are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable net assets of the associate recognized at the date of acquisition is recognized as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of that investment.

Unrealized profits from transactions between the Group and its associates are eliminated proportionately to the amount of the Group's interest in the associates. Unrealized losses are also eliminated, unless the transaction provides evidence that the transferred asset has been impaired.

Where necessary, accounting policies of associates were adjusted in order to maintain consistency with the Group's accounting policies.

2.3.2 Transactions and minority interests

The Group applied a policy of treating transactions with minority interests as transactions with third parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the income statement. Purchases of shares from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets.

2.3.3 Foreign currency transactions

The consolidated financial statements are prepared in the Polish zloty (PLN), which is the functional currency of the Parent Company.

Figures from the statement of financial position and the income statement prepared in Lithuanian litas (LTL) by the consolidated company UAB Hekon seated on the territory of Lithuania and figures from the statement of financial position and the income statement prepared in American dollars (USD) by Orbis Polish Travel Bureau seated in the United States of America, consolidated until the date of its sale on July 25, 2008, have been translated into the Polish currency at the average exchange rate quoted by the National Bank of Poland as at December 31, 2008, as at December 31, 2007 accordingly (assets and liabilities) and at the exchange rate being the arithmetic mean of average exchange rates quoted by the National Bank of Poland at the day ending each month of the financial year (income statement). All resulting foreign exchange differences are recognized as a component of equity.

2.3.4 Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions, using the following methodology:

- sale of foreign currency and payment of receivables – at the foreign currency buy rate applicable by the bank which provides services to the Group;
- purchase of foreign currency and payment of liabilities – at the foreign currency sell rate applicable by the bank which provides services to the Group;
- other transactions – at the average foreign currency exchange rate published by the National Bank of Poland.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation of year-end exchange rates of monetary assets and liabilities are recognized in the income statement.

(all amounts in PLN thousands, unless otherwise stated)

2.3.5 Property, plant and equipment

Property, plant and equipment are initially recognized at cost (cost of purchase or manufacture).
As at the end of the reporting period, property, plant and equipment are measured at cost, less accumulated depreciation charges and impairment.
Rights to perpetual usufruct of land purchased from third parties are presented at cost less depreciation charges calculated based on the term of the agreement for perpetual usufruct.
Rights to perpetual usufruct of land acquired from the local administrative authorities free of charge as a result of administrative decisions were initially recognized in the consolidated financial statements at fair value, on the basis of an expert's valuation. These rights are depreciated over the term of the agreement, i.e. for a maximum period of 99 years. The applied approach is substantiated in Note 1.2 of the "Background" to the consolidated financial statements.
Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they were incurred.
Assets under construction are measured at cost. In the event that an asset under construction is impaired, an impairment loss is recognized to equalize its value with the recoverable amount.
In case a part of PP&E is replaced, the cost of the replacement part of the asset is included in the asset's carrying amount; at the same time the carrying amount of the replaced part is derecognized in the statement of financial position, irrespective of whether it was separately depreciated, and is recognized in the income statement.
Depreciation commences at the date an asset becomes available for use. Depreciation is completed when an asset is designated for sale in accordance with IFRS 5, or derecognized in the statement of financial position. Depreciation on currently used non-current assets is calculated using the straight-line method over the estimated useful life of a given newly-received PP&E asset, as follows:

Rights to perpetual usufruct of land – to 99 years,
Buildings and structures – from 30 to 50 years,
Building components – from 7 to 25 years,
Civil and marine engineering objects – to 20 years,
Plant and machinery – from 2 to 25 years,
Vehicles – from 4 to 5 years,
Tools, devices and equipment – from 5 to 15 years.

Land is not depreciated.
The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

2.3.6 Intangible assets

2.3.6.1 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of identifiable assets, liabilities and contingent liabilities of the acquired entity at the date of acquisition.
Gains and losses on the disposal of a subsidiary include the carrying amount of goodwill relating to the entity sold.
Goodwill is carried in the statement of financial position at cost less impairment losses.
Goodwill arising on the acquisition of an associate is recognized in the statement of financial position under the line "Investments in associates consolidated using the equity method". The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of that investment. Any excess of the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

(all amounts in PLN thousands, unless otherwise stated)

2.3.6.2 Other intangible assets

Other intangible assets presented in the financial statements were measured at cost, net of accumulated amortization charges calculated in accordance with rates reflecting their useful lives and net of impairment.
The method of amortization, as well as the annual rate of amortization reflecting the anticipated useful life of a given asset, are determined as at the date of acquisition of an intangible asset.
The Group does not carry out any research nor development. Costs of creation of WWW pages are recognized in expenses by nature, i.e. in marketing expenses.
Amortization is calculated on the straight-line basis over the estimated useful life of a given asset, i.e.:
Costs of completed development – 3 years,
Permits, patents, licenses and similar – from 2 to 5 years,
Copyright and related proprietary rights – 2 years.

2.3.7 Leases

Leases are classified as finance leases where terms and conditions of an agreement transfer substantially all the risks and rewards of ownership of an asset to the lessee. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor (the financing party) are classified as operating leases.

2.3.7.1 Finance lease

Assets used under a finance lease are treated as assets of the Group's companies and measured at their fair value at the date of the inception of the lease, which is not higher however than the present value of the minimum lease payments.
Each lease payment is allocated between finance expenses and decreases in the balance of lease liabilities so as to achieve constant effective interest rate on the outstanding balance. Finance expenses are recognized directly in the income statement.
Property, plant and equipment used under finance leases are depreciated in accordance with principles of depreciation of the non-current assets of the Group's companies over the shorter of the useful life of the asset or the lease term.
In the event assets are transferred to be held under finance lease, the present value of lease payments is recognized in receivables.

2.3.7.2 Operating lease

Payments made under operating leases are recognized as expenses in the income statement on a straight-line basis over the term of the lease.
Rewards due and received as an incentive to execute an operating lease are recognized in the income statement on a straight-line basis over the term resulting from the lease.
Where the specific terms of the lease indicate that lease payments will be calculated progressively over the term of the lease, annual payment installments are linearized.

2.3.8 Investment property

Investment property, which is property held to earn rentals and/or for capital appreciation, is measured initially at its cost, including transaction costs. As at the end of the reporting period the Group measures investment property at historical cost less depreciation charges and impairment, if any.
Depreciation is calculated on the straight-line basis throughout the estimated useful life of a given asset, i.e.:
Rights to perpetual usufruct of land – to 99 years,
Buildings and structures – from 30 to 50 years,
Components of buildings – from 7 to 25 years,
Civil and marine engineering objects – to 20 years,
Plant and machinery – from 2 to 25 years,
Tools, devices and equipment – from 5 to 15 years.

2.3.9 Other long-term investments

Other long-term investments include assets acquired by the Group to derive economic benefits. Presently, this item comprises works of art. As at the date of acquisition, other long-term investments are recognized at cost or purchase price, if the costs of execution and settlement of the transaction are insignificant.
As at the end of the reporting period, long-term investments are measured at revalued amount. As regards works of art, the revalued amount is determined on the basis of specialist catalogues. Effects of revaluations are posted to the equity, under the "Other capital" item.

2.3.10 Inventories

Inventories are measured at cost comprising the cost of purchase, costs of conversion and other costs incurred in bringing inventories to their present location and condition. The weighted average cost is applied to measure the consumption of materials, raw materials and packaging.
As at the end of the reporting period, inventories are stated at the lower of cost and net selling price. The net selling price is the estimated selling price realizable in the ordinary course of business, less applicable variable distribution expenses.

2.3.11 Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to execute the sale transaction within one year from the date of classification.
Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.
In the statement of financial position, assets held for sale (or disposal group) are presented separately under current assets. If any liabilities associated with the disposal group are to be transferred in the transaction together with the disposal group, these liabilities are presented as a separate item of current liabilities.

2.3.12 Financial assets

All financial assets are recognized and derecognized on trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the timeframe established by the market concerned, and are initially measured at fair value, less transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.
Financial assets are classified into the following specified categories: financial assets at fair value through profit or loss, held-to-maturity investments, available-for-sale financial assets and loans and receivables. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

2.3.12.1 Financial assets at fair value through profit or loss

Financial assets are classified as at fair value through profit or loss when the financial asset is either held for trading or it is designated as at fair value through profit or loss.

A financial asset is classified as held for trading if:

- it has been acquired principally for the purpose of selling it in the near term; or
- it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or
- it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at fair value through profit or loss upon initial recognition if:

- such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
- the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

- it forms part of a contract containing one or more embedded derivatives, and IAS 39 "Financial instruments: Recognition and Measurement" permits the entire combined contract (asset or liability) to be designated as at fair value through profit or loss.

The Group classifies predominantly investments in securities into this category.
Financial assets at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset.

2.3.12.2 Held-to-maturity investments

Investments and other financial assets, save for derivatives, with fixed or determinable payments and fixed maturity dates that the Group has the positive intent and ability to hold to maturity are classified as held-to-maturity investments. Held-to-maturity investments are measured at amortized cost using the effective interest method less any impairment, with revenue recognized on an effective yield basis.

2.3.12.3 Available-for-sale financial assets

Investments in unlisted shares and interests in companies other than consolidated subsidiaries and associates that are traded in an active market, that are held by the Group, are classified as available for sale and are stated at fair value. Gains and losses arising from changes in fair value are recognized in equity, with the exception of impairment losses, interest calculated using the effective interest method, and foreign exchange gains and losses on monetary assets, which are recognized in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss of a given period. Where fair value cannot be determined, investments are measured at cost less impairment losses, and effects of valuation are recognized in profit or loss.
Dividends on available-for-sale equity instruments are recognized in profit or loss when the Group's right to receive the dividends is established. The fair value of available-for-sale monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The change in the fair value attributable to foreign exchange gains and losses on changes in amortized historical cost of a given asset are recognized in profit or loss, while other foreign exchange gains and losses are recognized in equity.

2.3.12.4 Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables.
These assets are recognized on the transaction date. As at the date of their initial recognition in the accounts, loans and receivables are measured at fair value plus transaction costs.
At the end of the reporting period loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

2.3.12.5 Reclassification of financial assets

Available-for-sale financial assets may be reclassified to:

- loans and receivables, if these assets would have met the definition of loans and receivables as at the date of reclassification and the entity has the intention and ability to hold the financial asset in future or until maturity.

Financial assets measured at fair value through profit or loss, other than derivative instruments, and assets at fair value may be reclassified in accordance with the following principles:

- transferred to available-for-sale assets, if (a) the instrument is no longer held for sale or repurchase over short period of time, (b) at the date of reclassification these assets would have met the definition of loans and receivables, and (c) the entity has the intention and ability to hold the financial asset in future or until maturity,

- if the instrument does not meet the definition of loans and receivables, it may be reclassified to available-for-sale assets or held-to-maturity assets in rare circumstances, i.e. a single event, documented by the entity, that is highly unlikely to recur in future or on a regular basis.

The above reclassifications are made at fair value as at the date of reclassification.
Available-for-sale financial assets may also be reclassified to held-to-maturity assets and vice versa.

2.3.12.6 Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset.

2.3.13 Impairment of assets

At the end of each reporting period, the Group assesses whether there is any indication that any asset has suffered an impairment loss.

2.3.13.1 Impairment of property, plant and equipment, investment property and intangible assets

Property, plant and equipment, investment property and intangible assets are tested for impairment on an annual basis, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.

Property, plant and equipment, investment property as well as **goodwill** are tested for impairment by way of testing individual cash-generating units (the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets). Each and every hotel has been deemed to be a cash-generating unit within the meaning of IAS 36.
The entire Group is regarded as a cash-generating unit with respect to valuation of goodwill, non-hotel investment property, property, plant and equipment not related to cash generating units and intangible assets, other than goodwill.
According to IAS 36.23, in some cases estimates, averages and computational shortcuts may provide a reasonable approximation of the detailed computations of the value in use using the discounted cash flow method recommended in IAS 36. The Group decided to apply the method based on EBITDA as it is the method widely used in hotel industry.

The Group has adopted the EBITDA value (i.e. operating profit before depreciation charges and interest for individual cash-generating units) in order to calculate the value in use of the hotel for the purposes of an impairment test. The adopted EBITDA value is the average of the current and last two years' value. The established EBITDA value is further multiplied depending on the hotel's brand and its geographical location in accordance with the table below. The coefficient is subject to adjustment, if necessary due to the specific situation of the hotel.

(all amounts in PLN thousands, unless otherwise stated)

Brand	Capital city	Large cities	Other towns
Sofitel	10.5	9.5	9.0
Novotel/Mercure	9.0	8.5	8.0
Ibis	8.5	8.0	7.5

The coefficient is adjusted depending on the condition of the entire economy, which has an impact on the results attainable for the hotel market. Depending on the phase of the business cycle, the cyclic component may fluctuate from –1.5 to + 1.5.

The amount thus established is weighed against the income that could be generated in case of sale of each of the cash-generating units, based on the minimum market prices of hotel rooms or value of land and rights to perpetual usufruct of land on which the hotel in located, and against the carrying amount of the cash-generating unit. If the book value proves to be lower than the value of proceeds that may be derived from the sale of each unit or the multiple of the EBITDA, impairment is not recognized. Otherwise, impairment is calculated up to the value of the market value or the said coefficient.

If there are grounds to state that EBITDA does not fully reflect the hotel's actual potential valuation may be prepared using the DCF (Discounted Cash Flow) method. This concerns, for example, newly-opened hotels or hotels after thorough refurbishing. In case of special conditions that result in a substantial distortion of DCF valuations, the Group may apply an individual approach so as to best reflect the valuation amount.

With respect to property, plant and equipment and investment property, at the end of each reporting period, the Group assesses whether there are indications that an impairment loss of a given component of property, plant and equipment, recognized in preceding periods, is unnecessary or should be reduced. The Group assumes that a growth in EBITDA by more than 20% as compared to the preceding period represents one of the indications of a possible reduction of the impairment loss. The net book value of property, plant and equipment and investment property arising from the reversal of an impairment loss should not exceed the amount that would have been determined if no impairment had been recognized.

An impairment loss recognized for goodwill is not reversed.

Impairment and possible reversal of an impairment loss are recognized directly in the income statement.

2.3.13.2 Impairment of financial assets

Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For unlisted equity investments classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group's past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period of 90 days, as well as observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss, in the other operating income and expense.

With the exception of available for sale equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.
In respect of available for sale equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

2.3.13.3 Impairment of inventories

If an event resulting in impairment of inventories occurs in the financial year, **inventories** are written down. When the circumstances that previously caused inventories to be written down to below the cost of purchase or manufacture no longer exist, the written-down amount is eliminated so as to bring the new carrying amount to the lower of cost and the revalued net realizable value. Such a reversal of a write-down is reported in the income statement.

2.3.14 Financial liabilities and equity instruments issued by the Group

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

2.3.14.1 Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs.
Puttable financial instruments may be presented as equity only if all of the following criteria are met:

- the holder is entitled to a pro-rata share of the entity's net assets on liquidation;
- the instrument is in the class of instruments that is the most subordinate and all instruments in that class have identical features;
- the instrument has no other characteristics that would meet the definition of a financial liability; and
- the total expected cash flows attributable to the instrument over its life are based substantially on the profit or loss, the change in the recognized net assets or the change in the fair value of the recognized and unrecognized net assets of the entity (excluding any effects of the instrument itself). Profit or loss or change in recognized net assets for this purpose is as measured in accordance with relevant IFRSs. The entity must have no other instrument that has the effect of substantially restricting or fixing the residual return to the holders of the puttable financial instruments.

The criteria for equity classification for instruments that impose on their holder an obligation to deliver to another party a pro-rata share of the net assets of the entity only on liquidation are the same as above except the two last criteria that do not apply.
For instruments of this nature issued by a subsidiary that are held by non-controlling parties and presented as equity in the subsidiary's financial statements, they are recognized as a liability in the consolidated financial statements as the instrument will not be the most subordinated instrument of the group.

2.3.14.2 Compound financial instruments

The component parts of compound instruments issued by the Group are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument's maturity date. The equity component is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured.

2.3.14.3 Financial guarantee contract liabilities

Financial guarantee contract liabilities are initially measured at their fair values and, subsequently, at the higher of:

- the amount of the obligation under the contract, as determined in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets"; and
- the amount initially recognized less, where appropriate, cumulative amortization recognized in accordance with the revenue recognition policies.

2.3.14.4 Contingent assets and liabilities

A contingent liability is:

- a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of Group companies, or
- a present obligation that arises from past events but is not recognized because:
  - an outflow of benefits to settle that obligation is not likely,
  - the amount of the obligation cannot be measured with sufficient reliability.

Contingent assets are possible assets that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not within the control of the Companies.

2.3.14.5 Financial liabilities

Financial liabilities are classified as either financial liabilities at fair value through profit or loss or as other financial liabilities.

2.3.14.6 Financial liabilities at fair value through profit or loss

Financial liabilities are classified as at fair value through profit or loss when the financial liability is either held for trading or it is designated as at fair value through profit or loss.
A financial liability is classified as held for trading if:

- it has been acquired principally for the purpose of repurchasing it in the near term; or
- it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or
- it is a derivative that is not designated and effective as a hedging instrument.

A financial liability other than a financial liability held for trading may be designated as at fair value through profit or loss upon initial recognition if:

- such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
- the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or
- it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract (asset or liability) to be designated as at fair value through profit or loss.

Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability.

2.3.14.7 Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs.
Other financial liabilities are subsequently measured at amortized historical cost using the effective interest method, with interest expense recognized on an effective yield basis.
The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period.

(all amounts in PLN thousands, unless otherwise stated)

2.3.14.8 Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group's obligations are discharged, cancelled or they expire.

2.3.15 Derivative instruments

Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group designates certain derivatives as either hedges of the fair value of recognized assets or liabilities or firm commitments (fair value hedges), hedges of highly probable forecast transactions or hedges of foreign currency risk of firm commitments (cash flow hedges), or hedges of net investments in foreign operations.
A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities

2.3.15.1 Embedded derivative instruments

Derivatives embedded in other financial instruments or in contracts other than financial instruments are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value though profit or loss. Derivative instruments are not recognized in contracts executed in currencies that are generally accepted for a given type of transaction, e.g. in lease contracts executed in a currency generally accepted for this type of transaction (USD, EUR).

2.3.16 Cash and cash equivalents

Cash and cash equivalents are recognized in the statement of financial position at fair value. For the purposes of the statement of cash flows, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short-term liquid investments with maturity of three months or less, funds transferred to the bank within the framework of repo transactions with maturity not exceeding 3 months and bank overdrafts. For the purposes of presentation in the statement of financial position, bank overdrafts are shown within borrowings in current liabilities.

2.3.17 Income taxes

Income tax on profit or loss for the financial year represents the sum of the tax currently payable and deferred tax.
Income tax is recognized in the income statement, except for amounts directly recognized in equity, when income tax is reported in equity.

2.3.17.1 Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit (loss) differs from net profit (loss) as reported in the statement of comprehensive income/income statement because of items of taxable income or non-deductible expense and items that are never taxable.
The liability for current tax is calculated using tax rates applicable in a given financial year.
In accordance with Polish regulations, in 2009 the Companies calculate their corporate income tax liability at the rate of 19% of taxable income.

2.3.17.2 Deferred tax

Deferred tax is computed using the balance method, as a tax payable or refundable in future based on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit.
Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.
The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized. In the statement of financial position, deferred tax assets and liabilities are offset to the extent that they relate to income taxes levied by the same taxation authority.
Deferred tax arising on income and expenses posted directly to equity is also posted to equity. In case of business combinations, recognized deferred income tax assets and deferred income tax liabilities exert an impact on goodwill or surplus of the acquirer's share in the fair value of net identifiable assets, liabilities and contingent liabilities of the acquiree over the cost of business combination.

2.3.17.3 Current and deferred tax for the period

Current income tax, recognized as expense in profit or loss of the reporting period, is determined in the amount of output tax, arising from a tax return form for the current period.
Deferred income tax, recognized as expense in profit or loss of the reporting period, represents a change in deferred income tax assets and liabilities resulting from events posted to profit or loss for the period. Deferred tax posted to equity in the period is recognized as other comprehensive income in the statement of comprehensive income.

2.3.18 Tax Group

In accordance with the current tax legislation, companies have the right to form a Tax Group.
Until the end of 2008, there were two Tax Groups: the Orbis Tax Group composed of Orbis S.A., Hekon Hotele Ekonomiczne S.A., PBP Orbis Sp. z o.o. and WT Wilkasy Sp. z o.o., and the Orbis Transport Tax Group with Orbis Transport Sp. z o.o., PKS Tarnobrzeg Sp. z o.o. and PKS Gdańsk Sp. z o.o. Other companies of the Orbis Group settle their tax obligations independently.
The companies that belonged to the Tax Group ceased to have the status of a tax payer to the Tax Group. Orbis S.A. used to be the tax representative of the Orbis Tax Group, while Orbis Transport Sp. z o.o. was the tax representative of the Orbis Transport Tax Group.
The corporate income tax was calculated individually by each of the companies in the Tax Group, and then consolidated and remitted to the Tax Office by the tax representative. The tax was recognized in the individual income statements and cash flows of the companies in the Tax Group according to their calculations.
As Orbis S.A. served as the tax representative of the Tax Group, in the years 2006-2008 the parent company had income tax receivables/payables with both the Tax Office and the remaining companies in the Tax Group. These receivables/payables within the Tax Group are presented in separate financial statements of the Tax Group members under "Income tax receivables/liabilities".
If Orbis S.A. fails to comply with its obligations as the tax representative, the Tax Office has the right to call on each of the remaining Tax Group companies to settle the tax liabilities of the Tax Group.
The Tax Group enabled companies to reduce their administrative expenses relating to tax settlements and to offset current tax losses of loss-incurring companies against tax profits of other companies in the Tax Group, thus decreasing the overall taxation burden of the whole Tax Group. The benefits of such offset were distributed among the group companies in accordance with an agreement between the Tax Group members, and reduced their respective tax burdens.

Deferred income tax assets and liabilities were set off within the Tax Group.
Tax losses incurred by companies that belonged to the Tax Group in the years preceding its establishment could not be utilized by the Tax Group during its existence.
The Orbis Tax Group did not exist in 2009. Establishment of a new Tax Group that will exist in 2010 is notified in Note 1.2.3 to the financial statements.

2.3.19 Employee benefits

Short-term employee benefits, including payments to defined contribution plans, are recognized in the period during which the employee rendered service to the Group, and in case of profit sharing and bonuses, when the following conditions are met:

- the entity has a present or constructive obligation to make such payments as a result of past events, and
- a reliable estimate of the obligation can be made.

In case of payments for compensated absences, employee benefits arising from accumulating compensated absences are recognized when the employees render service that increases their entitlement to future compensated absences. In case of non-accumulating compensated absences, benefits are recognized when the absences occur.
Post-employment benefits in the form of defined benefit plans (retirement benefits) and other long-term benefits (jubilee awards, disability benefits, etc.) are valued using the projected credit unit method, with actuarial valuation made at the end of each reporting period. All actuarial gains and losses are recognized in the income statement.
Past-service cost is recognized immediately to the extent that the benefits are already vested, and otherwise is amortized on a straight line basis over the average period until the benefits become vested.
Employee benefit liabilities are recognized as expense unless they represent a cost of an asset.
Termination benefits are recognized as cost and liability when the Group is demonstrably committed to:

- terminate the employment of an employee or group of employees before the normal retirement date; or
- provide termination benefits as a result of an offer made in order to encourage voluntary redundancy.

2.3.20 Provisions

Provisions are recognized when the Group companies have a present legal or constructive obligation as a result of a past events and it is more likely than not that an outflow of resources will occur to settle the obligation, and the amount of the outflow may be reliably estimated.
Provisions are recognized and classified depending on the reason for which they were set up :

- provisions for liabilities, in particular related to contracts giving rise to liabilities under issued guarantees, sureties and results of pending litigation,
- restructuring provisions.

Provisions are recognized on the basis of the Management Board's decision. Restructuring provisions require an approved and communicated restructuring plan.
No provisions are recognized for future operating losses.
Provisions are recognized in justified and reasonably estimated amounts as at the date of the occurrence of an obligating event, not later however than at the end of the reporting period. As at the end of the reporting period, the balance of provisions is reviewed and appropriate adjustments are made, if necessary, so that the balance of provisions reflects the current, most reliable estimate of their value.
Changes in provisions are recognized directly in current profit or loss, in other operating expenses and income.
Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.
Provisions are measured at the present value of expenditures, as estimated in accordance with the best knowledge of the company's management, required to settle the obligation as at the end of the reporting period. The discount rate used to determine the present value reflects the current market assessments of the time value of money and the risks specific to the obligation.

2.3.21 Revenue recognition

Sales are recognized at the fair value of consideration received or receivable, less value added tax, rebates, discounts, other sales taxes and intragroup sales. Revenue is recognized as follows:

- sales of services are recognized in the accounting period in which the services were rendered, by reference to completion of the specific transaction assessed on the basis of the actual service provided as a proportion of total services to be provided;
- sales of other products, goods and services are recognized at the fair value of consideration received or receivable less rebates, discounts, tax on goods and services and other sales taxes;
- interest income is recognized on a time-proportion basis using the effective interest rate, if the receipt of income is not doubtful,
- dividend income is recognized at the time of acquisition of the right to receive payment.

2.3.22 Finance expenses and borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.
Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.
All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

The above capitalization rules do not apply to:

- assets measured at fair value, and
- inventories that are manufactured in large quantities, on a continuous basis, and are fast moving.

Interest related to finance leases is recognized in the income statement using the internal rate of return method.

2.3.23 Payment of dividend

Payment of dividend to shareholders is recognized as a liability in the Group's financial statements in the period in which the dividends were approved by the General Meeting of Shareholders of the company.
By virtue of resolution of the General Meeting of Shareholders held on June 15, 2009 net profit generated by Orbis S.A. in 2008 was retained in the Company as retained earnings.

2.3.24 Foreign currency

Transactions in currencies other than the functional currency are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Assets and liabilities carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items are measured in terms of historical cost.

Exchange differences are recognized in profit or loss in the period in which they arise except for:

- exchange differences relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;
- exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized in the reserve from translating foreign operations and in gains or losses on disposal of the net investment.

For the purpose of presenting consolidated financial statements, the assets and liabilities of foreign operations are translated into Polish currency using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in the Group's equity and accumulated in the reserve from translating foreign operations. Such exchange differences are recognized as income or expense in the period during which a foreign operation was disposed of.
Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

2.3.25 Segment reporting

The Group identifies operating segments on the basis of internal reports on those Group components that are regularly reviewed by persons who decide on assignment of resources to a given segment and assess segment performance. The organization and management are based on the division into segments corresponding to products offered. Each of the segments represents a strategic business entity that offers different products and renders services to different markets.

The following operating segments have been identified:

- hotels & restaurants – provision of hotel and food & beverage services along with ancillary services,
- transport – domestic and international transport services, transport of passengers, rental and lease of vehicle fleet and agency in the provision of tourist, hotel and transport services, servicing motor vehicles and parking services.

Operating segments are identified on the basis of core business operations of the Group companies according to the Polish Classification of Business Activity [PKD].

Segment revenue is revenue from sales to external clients or from inter-segment transactions, reported in the income statement, that is directly attributable to a given segment. The Group identifies revenue per pursued line of business, i.e. provision of hotel and food&beverage services and transport services.

Segment expense is expense resulting from the operating activities of a segment that is directly attributable to the segment. Segment expense includes in particular:

- cost of sales,
- distribution & marketing expenses.

Segment result is the difference between segment revenue and segment expense. It represents the operating profit before the inclusion of the head office costs, interest income or expense, income tax, gains or losses from investments, revenue and expense of associated companies consolidated by the equity method, as well as the deduction of minority interest.

Segment assets are assets used by a segment in its operating activities, directly attributable to the segment or that can be allocated to the segment on a reasonable basis. Segment assets do not include assets resulting from income tax, investments in associates nor assets used in the general operations of a company.

Segment liabilities are liabilities posted to operating activities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

(all amounts in PLN thousands, unless otherwise stated)

2.4 CHANGES IN ACCOUNTING POLICIES

The accounting policies did not change in 2009 as compared to the financial statements published as at December 31, 2008, save for changes resulting from new provisions of law (see: Note 2.5).

2.5 NEW ACCOUNTING STANDARDS AND IFRIC INTERPRETATIONS

The following amendments to or interpretations of the standards entered into force in 2009:

- IFRS 8 „Operating Segments",
- Revised IAS 23 „Borrowing Costs",
- Revised IAS 1 „Presentation of Financial Statements",
- Amendment to IFRS 2 „Share-Based Payment – Vesting Conditions and Cancellations",
- Amendments to IAS 32 „Financial Instruments: Presentation" and to IAS 1 „Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation",
- Improvements to the International Financial Reporting Standards – a collection of amendments to the International Financial Reporting Standards,
- Amendments to IFRS 1 „First-time Adoption of the International Financial Reporting Standards" and to IAS 27 „Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate".
- Amendments to IFRS 4 „Insurance Contracts" and IFRS 7 „ Financial Instruments: Disclosures",
- Amendments to IAS 39 „Financial Instruments: Recognition and Measurement" and IFRS 7 „Financial Instruments: Disclosures",
- Amendments to IFRIC 9 "Reassessment of Embedded Derivatives" and IAS 39 "Financial Instruments: Recognition and Measurement" -Embedded Derivatives,
- IFRIC 11 "IFRS 2 – Group and Treasury Share Transactions",
- IFRIC 13 "Customer Loyalty Programmes",
- IFRIC 14 "IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction".

Except for the new standard IFRS 8 and the revised IAS 1 and IAS 23, the adoption of the above standards and interpretations did not bring about any significant changes in the accounting policies of the Group nor in the presentation of the financial statements.

- Adoption of the revised IAS 1

As a result of endorsement of IAS 1 (as revised in 2007) "Presentation of Financial Statements", the consolidated statement of changes in equity in these consolidated financial statements presents only transactions between shareholders (owner changes), other components being included in a separate consolidated statement of comprehensive income.

- Adoption of the revised IAS 23

Starting from 1 January 2009, borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset shall be capitalized as part of the cost of that asset. Until 2008 the Group followed the benchmark treatment suggested by IAS 23 and all borrowing costs were expensed as incurred.

(all amounts in PLN thousands, unless otherwise stated)

- Adoption of IFRS 8

IFRS 8 "Operating Segments" supersedes IAS 14 "Segment Reporting". IFRS 8 provides for the reporting of data relating to the Group operating segments based on the internal reporting and used by the Chief Operating Decision Maker in order to decide about the allocation of resources and the assessment of the operating segments' performance. The amounts required to be disclosed need to be based on the amounts that are reported internally to the Chief Executive Officer which may not be IFRS-based numbers. IAS 14 required information on two levels: business segments and geographical segments.

As at April 19, 2010 the following standards and interpretations have been issued and approved by the EU but have not become effective yet:

- Revised IFRS 3 „Business Combinations", effective for annual periods beginning on or after January 1, 2010,
- Revised IAS 27 „Consolidated and Separate Financial Statements", effective for annual periods beginning on or after July 1, 2009,
- Amendments to IAS 39 „Financial Instruments: Eligible Hedged Items", effective for annual periods beginning on or after July 1, 2009.
- Revised IFRS 1 „First-Time Adoption of the International Financial Reporting Standards", effective for annual periods beginning on or after January 1, 2010,
- Amendments to IFRS 2 "Share-based Payment" - Group cash-settled share-based payment transactions, effective for annual periods beginning on or after 1 January 2010,
- Amendments to various standards and interpretations resulting from the Annual quality improvement project of IFRS, effective for annual periods beginning on or after January 1, 2010.
- Amendments to IAS 32 "Financial Instruments: Presentation" – Accounting for rights issues, effective for annual periods beginning on or after 1 February 2010,
- IFRIC 12 „Service Concession Arrangements", effective for annual periods beginning on or after March 30, 2009.
- IFRIC 15 „Agreements for the Construction of Real Estate", effective for annual periods beginning on or after January 1, 2010.
- IFRIC 16 „Hedges of a Net Investment in a Foreign Operation", amendments are effective in the financial year beginning on or after July 1, 2009.
- IFRIC 17 „Distributions of Non-Cash Assets to Owners", effective for annual periods beginning on or after November 1, 2009.
- IFRIC 18 „Transfers of assets from Customers", effective prospectively to assets obtained from customers on or after November 1, 2009.

The Management Board is analyzing consequences and impact of the above new standards and interpretations on the financial statements.

As at April 19, 2010 the following standards and interpretations have been issued by IASB but haven't been adopted by the EU yet:

- IFRS 9 "Financial Instruments", effective for annual periods beginning on or after 1 January 2013,
- Amendments to IAS 24 "Related Party Disclosures" - Simplifying the disclosure requirements for government-related entities and clarifying the definition of a related party, effective for annual periods beginning on or after 1 January 2011,
- Amendments to IFRS 1 "First-time Adoption of IFRS"- Additional Exemptions for First-time Adopters, effective for annual periods beginning on or after 1 January 2010,
- Amendments to IFRS 1 "First-time Adoption of IFRS"- Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters, effective for annual periods beginning on or after 1 July 2010,
- Amendments to IFRIC 14 "IAS 19 — The Limit on a defined benefit Asset, Minimum Funding Requirements and their Interaction" - Prepayments of a Minimum Funding Requirement, effective for annual periods beginning on or after 1 January 2011,
- IFRIC 19 "Extinguishing Liabilities with Equity Instruments", effective for annual periods beginning on or after 1 July 2010.

2.6 CRITICAL ESTIMATES AND ASSUMPTIONS

Estimates and judgments are continually reviewed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. Estimates and related assumptions are based on historical experience and a number of other factors that under current circumstances seem reasonable. Resulting accounting estimates may deviate from actual results. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

(a) *Estimated impairment of goodwill*
The Group tests annually whether goodwill has suffered impairment, in accordance with the accounting policy stated in Note 2.3.13.1. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations, using the coefficient method, as described in Note 2.3.13.1.

(b) *Estimated impairment of property, plant and equipment and investment property*
As at the end of the reporting period, the Group assesses whether there are any indications that an asset may have been impaired. The recoverable amount of individual cash generating units is assessed using the methods described in Note 2.3.13.1.

(c) *Estimated provision for post-employment benefits*
Provisions for jubilee awards and retirement obligations are measured using actuarial method. The growth in the discount rate and a change in the rate of long-term growth in wages and salaries have an impact on the estimated amount. When computing the provisions, an actuary performs a sensitivity analysis of the impact of the discount rate and planned growths in benefit assessment bases. Details of the analysis are presented in Note 28 to the consolidated financial statements.

(d) *Estimated useful lives*
The level of depreciation rates is determined on the basis of current knowledge concerning the anticipated useful life of components of property, plant and equipment and intangible assets. The anticipated useful life is periodically reviewed.

(all amounts in PLN thousands, unless otherwise stated)

3. SEGMENT REPORTING

The Orbis Group has applied IFRS 8 „Operating Segments" since January 1, 2009. Pursuant to the requirements of IFRS 8, the Group identifies operating segments on the basis of internal reports about components of the Group. For the sake of comparison, pursuant to the formerly applicable IAS 14, the Group presented two sets of segments: business and geographical segments.

3.1 PRIMARY REPORTING FORMAT - OPERATING SEGMENTS

In 2009 the Group pursues its activities in two operating segments: hotels & restaurants and transport.

Tables below present figures related to revenue, expense and profits as well as selected assets and liabilities of individual operating segments of the Group.

The unallocated corporate expense and revenue concern the entire Group and comprise finance costs and income (including costs of borrowings, valuation of derivative instruments and exchange differences on financial liabilities in foreign currencies), other operating income and expense, revaluation of non-financial non-current assets and expenses of and revenues from the lease of investment property.

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables and cash and finance lease receivables (recognized in other financial assets). They exclude investments, financial assets and investment property. Segment liabilities consist primarily of trade payables and other current liabilities. They exclude borrowings and provisions.

Figures for 2009:

Operating segment revenue and expense are as follows:

	Operating segments		**Corporate activities**	
	Hotels & restaurants	Transport	Unallocated to segments	Consolidated value
Segment revenue, of which:	**690 341**	**163 710**	**(129)**	**853 922**
Sale to external clients	689 226	160 459	4 237	853 922
Inter-segment sale	1 115	3 251	(4 366)	0
Segment expense, of which:	**(568 522)**	**(144 846)**	**(100 427)**	**(813 795)**
Costs generated for external clients	(546 252)	(140 011)	(106 411)	(792 674)
Costs generated for other segments	(2 836)	(3 148)	5 984	0
Interest on investment loanss	(19 434)	(1 687)	0	(21 121)
Segment result	**121 819**	**18 864**	**(100 556)**	**40 127**
Other revenue			23 988	23 988
Other expense			(20 630)	(20 630)
Share of net profit/loss of associates			(53)	(53)
Income tax			(16 711)	(16 711)
Net profit on continuing operations				**26 721**
Loss on discontinued operations			(32 782)	**(32 782)**
Net profit for the financial year				**(6 061)**

(all amounts in PLN thousands, unless otherwise stated)

The table below presents operating segment assets and liabilities as at December 31, 2009:

	Operating segments		Corporate activities	
	Hotels & restaurants	Transport	Unallocated to segments	Consolidated value
Assets*	2 069 913	184 749	67 514	2 322 176
Gross value of additions to intangible assets	3 605	356		3 778
Gross value of additions to tangible assets	149 182	61 253		205 161
Investment expenditure	92 567	45 962		138 529
Depreciation/amortization	131 368	32 710		164 078
Revaluation of non-financial non-current assets	(2 102)	(753)		(2 855)
Investment loan	282 755	37 085		319 840
Other liabilities	86 095	36 974	80 017	203 086

* net of assets classified as held for sale and liabilities associated with assets classified as held for sale of PBP Orbis (see: Note 6 to these financial statements).

Figures for 2008:

Operating segment revenue and expense are as follows:

	Operating segments		Corporate activities	
	Hotels & restaurants	Transport	Unallocated to segments	Consolidated value
Segment revenue, of which:	**769 687**	**171 469**	**(3 452)**	**937 704**
Sale to external clients	767 163	167 261	3 280	937 704
Inter-segment sale	2 524	4 208	(6 732)	0
Segment expense, of which:	**(601 817)**	**(162 787)**	**(126 171)**	**(890 775)**
Costs generated for external clients	(578 725)	(155 521)	(134 654)	(868 900)
Costs generated for other segments	(4 254)	(4 229)	8 483	0
Interest on investment loans	(18 838)	(3 037)	0	(21 875)
Segment result	**167 870**	**8 682**	**(129 623)**	**46 929**
Other revenue			18 670	18 670
Other expense			(22 564)	(22 564)
Share of net profit/loss of associates			904	904
Income tax			(10 933)	(10 933)
Net profit on continuing operations				**33 006**
Loss on discontinued operations				(6 894)
Net profit for the financial year				**26 112**

(all amounts in PLN thousands, unless otherwise stated)

The table below presents operating segment assets and liabilities as at December 31, 2008:

	Operating segments			Corporate activities	
	Hotels & restaurants	Tourism	Transport	Unallocated to segments	Consolidated value
Assets	2 182 063	55 699	191 641	66 634	2 496 037
Gross value of additions to intangible assets	2 188	148	70		2 406
Gross value of additions to tangible assets	259 017	4 217	74 925		338 159
Investment expenditure	263 907	1 482	73 020		338 409
Depreciation/amortization	141 550		32 759		174 309
Revaluation of non-financial non-current assets	10 260	0	(225)		10 035
Investment loan	381 105	0	50 253		431 358
Other liabilities	99 272	27 228	28 076	103 345	257 921

3.2 SECONDARY REPORTING FORMAT – GEOGRAPHICAL SEGMENTS

The tables below present figures related to revenue, expense and profits as well as selected assets and liabilities of individual geographical segments of the Orbis Group for 2009 and 2008.
The division into geographical segments is based on the criterion of location of points where services are provided and assets located, whereby the Group applies the division into operational regions used in internal reporting.

Figures for 2009:

	Geographical segments		
	Poland	Foreign countries	Total
Sale to external clients	842 400	11 522	853 922
Total segment revenue	842 400	11 522	853 922
Assets	2 318 541	3 635	2 322 176
Investment expenditure	138 365	164	138 529

Figures for 2008:

	Geographical segments		
	Poland	Foreign countries	Total
Sale to external clients	924 535	13 169	937 704
Total segment revenue	924 535	13 169	937 704
Assets	2 489 011	7 026	2 496 037
Investment expenditure	338 332	77	338 409

(all amounts in PLN thousands, unless otherwise stated)

4. INCOME AND EXPENSE

4.1 NET SALES OF PRODUCTS, MERCHANDISE AND MATERIALS

	2009	2008
Net sales of services	848 899	933 452
of which: from related parties	*6 064*	*9 342*
Net sales of products, merchandise and materials	5 023	4 252
Net sales of products, merchandise and materials, total	**853 922**	**937 704**

4.2 OTHER OPERATING INCOME

	2009	2008
Gains on disposal of non-financial non-current assets*)	12 076	393
Proceeds from sale of financial assets at fair value	0	14
Interest income on loans and receivables	1 594	1 568
Other operating income, of which:	10 318	6 660
release of provisions, of which	614	3
- provision for litigations	20	3
- provision for obligations towards employees	375	0
- other provisions	219	0
interest on deposits	735	1 695
indemnities received	3 340	1 875
surplus on curency exchange fluctuations	343	266
foreign exchange gains	0	669
refund of a bank guarantee	743	0
costs refund	114	99
adjudged repayments of tax	912	0
refund of fees for perpetual usufruct of land	0	236
income from repor transactions and securities	0	342
other	3 517	1 475
Other operating income, total	**23 988**	**8 635**

*) More information in point 4 of the Directors' report on the operations of Orbis Group for 2009

The table below presents revaluation of non-current assets:

	2009	2008
Recognized impairment loss on property, plant and equipment	(16 830)	(8 144)
Recognized impairment loss on assets under construction	(2 235)	0
Reversed impairment loss on property, plant and equipment	16 210	18 179
Revaluation of non-financial non-current assets, total	**(2 855)**	**10 035**

(all amounts in PLN thousands, unless otherwise stated)

4.3 EXPENSES BY NATURE

	2009	2008
Depreciation and amortization	164 078	174 309
Materials and energy used	145 127	154 351
Outsourced services	172 232	195 085
Taxes and charges	33 815	32 835
Employee benefit expense	233 052	262 871
Other expenses by nature (for)	39 728	46 051
- advertising and representation	385	481
- input VAT	107	55
- business trips	3 141	4 249
- insurance premiums	9 112	11 544
- fees for affilliation with hotel systems	16 904	18 462
- commissions	612	404
- royalties	252	234
- rent	4 774	3 948
- impairment loss	2 571	2 666
- other	1 870	4 008
Total expenses by nature	**788 032**	**865 502**
Change in inventories, products	(85)	(666)
Cost of manufacture of products for the company needs (negative value)	(648)	(705)
Distribution & marketing expenses (negative value)	(41 202)	(47 608)
Overheads & administrative expenses (negative value)	(101 849)	(133 566)
Cost of products sold	**644 248**	**682 957**
Cost of merchandise and materials purchased for resale	5 375	4 769
Cost of sales	**649 623**	**687 726**

4.4 EMPLOYEE BENEFIT EXPENSE

	2009	2008
Wages and salaries	194 333	206 753
Provision for unused and overdue holidays	(248)	573
Provision for wages and salaries and related expenses	1 382	1 466
Provision for jubilee awards and retirement obligations	(10 549)	5 211
Employee benefits	48 134	48 868
Total employee benefit expense	**233 052**	**262 871**

Provisions for jubilee awards and retirement obligations are presented in the income statement under “Overheads & administrative expenses”, while provisions for unused and overdue holidays are posted under “Cost of sales”, “Distribution & marketing expenses” and “Overheads & administrative expenses”.

(all amounts in PLN thousands, unless otherwise stated)

4.5 OTHER OPERATING EXPENSES

	2009	2008
Loss on disposal of non-financial non-current assets	(1 519)	(678)
Other operating expenses, of which:	(15 663)	(18 279)
Provisions recognized:	(1 455)	(798)
for employment restructuring	(778)	0
for other liabilities	(676)	(13)
for court litigations	(1)	(101)
other provisions	0	(684)
Indemnities, fines and penalties paid	(519)	(7 225)
Donations	(180)	(236)
Costs of damage	(661)	(570)
Redemption of receivables	(299)	(349)
Default interest	(159)	(444)
Employment restructuring expenses	(5 893)	(1 673)
Employment-related expenses	0	(3 471)
Foreign exchange differences	(676)	(1 484)
Costs of assets liquidation	(342)	(225)
Guarantee of lease payments	(373)	(417)
Underpayment due to foreign currency fluctuations	(1 133)	0
Other	(3 973)	(1 387)
Other operating expenses, total	**(17 182)**	**(18 957)**

4.6 FINANCE EXPENSES

	2009	2008
Finance expenses - interest on borrowings	(21 120)	(21 876)
Foreign exchange differences	151	(2 771)
Revaluation of financial assets at fair value through profit or loss	0	0
Foreign exchange gains		
Other finance expenses, of which:	(745)	(835)
- other	(745)	(835)
Total finance expenses	**(21 714)**	**(25 482)**

In presented financial figures for 2009 and in comparable figures for 2008, the Group recognized all borrowing costs in the profit or loss for the period in which the costs were incurred. In 2009 and 2008 there were no borrowing costs that would be eligible for capitalization.

(all amounts in PLN thousands, unless otherwise stated)

5. CURRENT AND DEFERRED INCOME TAX

Major components of tax charge are as follows:

	2009	2008
Current income tax	**(17 687)**	**(23 711)**
- current income tax charge	(17 687)	(23 711)
Deferred income tax	**976**	**12 778**
- related to recognized and reversed temporary differences	2 124	12 949
- cost of investment loan	(1 614)	1 831
- other	466	(2 002)
Tax charge recognized in the consolidated income statement	**(16 711)**	**(10 933)**

Reconciliation of income tax recognized in the income statement with profit or loss:

	2009	2008
Profit (loss) before tax	**43 432**	**43 939**
Tax calculated at the statutory rate of 19%	(8 252)	(8 348)
Adjustments of current income tax from preceding years	0	609
Unrecognized tax losses	(595)	(1 789)
Non-taxable revenue and non-deductible expenses	(7 864)	(1 405)
Tax charge at the effective tax rate	**(16 711)**	**(10 933)**

In 2008, there were two Tax Groups in the Orbis Group: the Orbis Tax Group composed of Orbis S.A., Hekon Hotele Ekonomiczne S.A., PBP Orbis Sp. z o.o. and WT Wilkasy Sp. z o.o., and the Orbis Transport Tax Group with Orbis Transport Sp. z o.o., PKS Tarnobrzeg Sp. z o.o. and PKS Gdańsk Sp. z o.o.
Owing to the established Tax Groups, the tax charge of the Orbis Group in 2008 was lower by PLN 1 852 thousand.

(all amounts in PLN thousands, unless otherwise stated)

The deferred income tax results from the following temporary differences:

	As at Dec. 31, 2009	As at Dec. 31, 2008
Deferred income tax assets, of which:	**15 529**	**24 057**
Posted to profit or loss	15 529	24 057
- revaluation of property, plant and equipment		0
- depreciation of rights to perpetual usufruct of land		546
- revaluation of receivables	1 216	1 262
- revaluation of interests in related parties	757	749
- difference between tax value and book value of non-financial non-current assets	2 152	910
- unpaid interest	305	1 355
- unrealized foreign exchange differences	11	287
- provisions	7 536	11 670
- initial fee for affiliation with the Accor network	691	697
- unpaid wages and salaries	1 171	1 622
- social security contributions (ZUS) and similar obligations	145	633
- lease liabilities	184	263
- other	1 361	4 063
Deferred income tax assets, of which:	**15 529**	**24 057**
Long-term	7 270	11 282
Short-term	8 259	12 775
Deferred income tax liabilities, of which:	**66 897**	**75 468**
Posted to profit or loss	66 806	75 377
- depreciation of property, plant and equipment with an investment relief		79
- difference between tax value and book value of non-financial non-current assets	63 466	71 701
- unrealized foreign exchange differences	315	119
- unpaid interest	167	362
- lease receivables	237	502
- other	2 621	2 614
Posted to equity	91	91
-long-term investments	91	91
Deferred income tax liabilities, of which:	**66 897**	**75 468**
Long-term	64 569	72 706
Short-term	2 328	2 762

Deferred income tax is presented according to its net balance from the „Deferred income tax assets" and "Deferred income tax liabilities" items in each company, and in 2008 in the Tax Group as well. The impact on the amounts of deferred income tax assets and deferred income tax liabilities recognized in 2009 by the Orbis Group companies is presented below.

(all amounts in PLN thousands, unless otherwise stated)

2009	Temporary differences		Net	
	Assets	Equity & liab	Assets	Equity & liab
Orbis	10 455	57 384	0	46 929
Hekon-Hotele Ekonomiczne	2 409	1 211	1 198	0
Orbis Kontrakty	0	600	0	600
UAB Hekon	11	0	11	0
Orbis Transport Tax Group	2 654	7 702	0	5 048
Total	**15 529**	**66 897**	**1 209**	**52 577**

The Group did not recognize deferred income tax liabilities on positive temporary differences associated with investments in subsidiaries and associates on the basis of the exception allowed under IAS 12.39. The value of positive temporary differences associated with investments in subsidiaries and associates amounted to PLN 89 600 thousand as at December 31, 2009, and to PLN 93 974 thousand as at December 31, 2008.

The recognized deferred income tax asset and liability that concern PBP Orbis Sp. z o.o. are presented per account balance under discontinued operations (see: Note 6to the financial statements).

6. DISCONTINUED OPERATIONS

On December 17, 2009 the Supervisory Board of Orbis S.A. took decision on disposal of shares in PBP Orbis Sp. z o.o., a company that deals with organization and provision of domestic and international tourist services. Orbis S.A. does not intend to continue to operate as a travel agency and wants to focus on its main operating segment, i.e. hotel services.
On January 6, 2010 Orbis S.A. executed a transaction of sale of all shares held in the subsidiary company PBP Orbis Sp. z o.o. The parties to the contract are Orbis S.A. as the seller, and Central European Tour Operator SARL, as the buyer. Pursuant to the contract, on the contract execution date the buyer acquired 47% shares in PBP Orbis Sp. z o.o. The remaining 48.08% shares will be acquired provided that the President of the Office of Competition and Consumer Protection gives approval for making concentration (see: current report no. 1/2010). In February, Central European Tour Operator SARL was given approval to purchase 95.08% of Orbis Travel shares. (www.uokik.gov.pl/aktualności "Four approvals" - press release dated February 23, 2010).
On March 26, 2010 Orbis S.A. received a notice from PBP Sp. z o.o. according to which the last of the conditions envisaged in the contract dated January 6, 2010, preceding the closure of the sale transaction of the remaining 48.08% of shares held by Orbis S.A., has been fulfilled. Therefore, considering that the buyer acquired 47% of shares in PBP Orbis Sp. z o.o. on the date of signing the above-mentioned contract, all the shares held by Orbis S.A. in the share capital of PBP Orbis Sp. z o.o. have been transferred to Central European Tour Operator SARL by virtue of the above-mentioned contract dated January 6, 2010 (see: current report no. 6/2010). On March 29, 2010 Orbis S.A. and Central European Tour Operator SARL signed a final agreement to confirm the closing of the above-mentioned contract and the transfer to the Central European Tour Operator SARL, on March 25, 2010, of all the 95.08% of shares in the share capital of PBP Orbis Sp. z o.o. acquired from Orbis S.A. (see: current report no. 7/2010).

(all amounts in PLN thousands, unless otherwise stated)

As at December 31, 2009, the company PBP Orbis Sp. z o.o. was classified as a disposal group.

The table below presents the income statement of PBP Orbis Sp. z o.o. after consolidation adjustments:

	2009	2008
Net sales of products, merchandise and materials	156 021	237 906
Cost of sales	(154 328)	(205 173)
Distribution & marketing expenses	(13 911)	(17 271)
Overheads & administrative expenses	(20 559)	(25 747)
of which:		
- depreciation/amortization	(2 501)	(2 844)
- staff cost	(27 390)	(34 375)
- outsourced services	(133 329)	(178 009)
Other operating income	2 688	7 512
Other operating expenses	(818)	(5 328)
Finance expenses	(399)	(196)
Profit/loss before tax	**(31 306)**	**(8 297)**
Income tax	(1 476)	1 403
Net profit/loss on discontinued operations	**(32 782)**	**(6 894)**

Balance sheet items of PBP Orbis Sp. z o.o. are presented under the following lines of the consolidated statement of financial position: assets classified as held for sale and liabilities associated with assets held for sale. As at December 31, 2009 these items are as follows:

	As at Dec. 2009		As at Dec. 2009
Non-current assets	**12 360**	**Non-current liabilities**	**2 076**
of which:		of which:	
- property, plant and equipment	11 213	- deferred income tax liabilities	523
- intangible assets	217	- non-current liabilities	214
- available-for-sale financial assets	15	- provision for pension and similar benefits	1 339
- other assets	915		
Current assets	**20 857**	**Current liabilities**	**29 696**
of which:		of which:	
- inventories	960	- borrowings	10 859
- trade receivables	15 397	- trade payables	8 503
- income tax receivable	674	- current liabilities'	8 909
- other short-term receivables	2 151	- provision for pension and similar benefits	440
- cash and cash equivalents	1 675	- provision for liabilities	985
Assets classified as held for sale	**84**		
Total assets classified as held for sale	**33 301**		**31 772**

(all amounts in PLN thousands, unless otherwise stated)

Moreover, the „Assets classified as held for sale" line comprises means of transport of Orbis Transport Sp. z o.o. that were withdrawn from use in short-term and long-term rental businesses. These assets amount to PLN 6 155 thousand.

Property, plant and equipment held for sale	As at Dec. 31, 2009	As at Dec. 31, 2008
Opening balance	**5 240**	**10 745**
reclassification from tangible assets	6 132	3 236
sale	(3 088)	(7 217)
other	(2 129)	(1 524)
Clsoing balance	**6 155**	**5 240**

As at December 31, 2009, non-current assets held for sale include means of transportation of Orbis Transport Sp. z o.o. withdrawn from operation within the framework of short-term rent and lease activities, that used to be presented under tangible assets. These assets are related to the "Transport" operating segment. The sale of cars after their period of operation falls within the scope of other on-going operating activities. Proceeds from the sale of cars are subject to seasonal market fluctuations, hence the impact of such sale on profit or loss cannot be reliably assessed.

Non-current assets held for sale are reported at their net carrying amount, which is not higher than the fair value, less costs to sell.

Net cash flows of PBP Orbis Sp. z o.o. are as follows:

	2009	2008
Cash flows from operating activities	(22 865)	(22 105)
of which:		
- change in receivables	16 179	(4 732)
- change in current liabilities, except for borrowings	(8 061)	(10 692)
Cash flows from investing activities	721	7 848
Cash flows from financing activities	7 606	(658)
Total net cash flows from discontinued operations	**(14 538)**	**(14 915)**
Cash and cash equivalents at the end of period	1 675	1 623

7. EARNINGS PER SHARE

Earnings per ordinary share are calculated by dividing the net profit for the financial year attributable to ordinary shareholders of the parent company by the weighted average number of issued ordinary shares outstanding during the financial year.

Diluted earnings per share are calculated by dividing the net profit for the financial year attributable to ordinary shareholders by the weighted average number of issued ordinary shares outstanding during the financial year adjusted for the impact of dilutive elements.

No factors resulting in the dilution of earnings per share occurred in the reported period nor in the comparative periods.

(all amounts in PLN thousands, unless otherwise stated)

Figures related to profit and the number of shares used to calculate basic and diluted earnings per share are presented below:

	2009	2008
Net profit attributable to equity holders of the parent	(5 384)	26 519
Weighted average number of ordinary shares issued	46 077	46 077
Earnings per share	**(0,12)**	**0,58**

8. DIVIDEND PAID OR PROPOSED TO BE PAID

By virtue of resolution of the General Meeting of Shareholders held on June 15, 2009 net profit generated by Orbis S.A. in 2008 was retained in the Company as retained earnings.

9. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment include tangible assets and assets under construction.

	As at Dec. 31, 2009	As at Dec. 31, 2008
Tangible assets	1 931 276	1 958 553
Assets under construction	86 880	128 595
Total	**2 018 156**	**2 087 148**

(all amounts in PLN thousands, unless otherwise stated)

The table below presents property, plant and equipment (tangible assets) as at **December 31, 2009:**

	Acquired land and rights to perpetual usufruct of land	Rights to perpetual usufruct of land acquired free of charge	Buildings and structures	Plant and machinery	Vehicles	Other tangible assets	Total tangible assets
			As at January 1, 2009				
Cost	**58 576**	**359 549**	**3 064 014**	**198 700**	**232 304**	**194 574**	**4 107 717**
Accumulated depreciation and impairment	(4 892)	(21 359)	(1 748 763)	(154 198)	(75 141)	(144 811)	(2 149 164)
Opening net book amount	**53 684**	**338 190**	**1 315 251**	**44 502**	**157 163**	**49 763**	**1 958 553**
Additions	3 030	0	104 113	19 997	60 172	17 849	205 161
purchase	0	0	56 951	14 216	44 253	14 450	129 870
transfer from investments	3 030	0	47 162	5 781	0	3 399	59 372
other	0	0	0	0	15 919	0	15 919
Disposals	(169)	(4 400)	(25 818)	(2 303)	(36 084)	(1 407)	(70 181)
sale	0	(4 048)	(2 158)	(73)	(26 441)	(33)	(32 753)
liquidation	0	0	(52)	(165)	(158)	(74)	(449)
other	0	(352)	(11 777)	(312)	0	(203)	(12 644)
reclassification to assets held for sale	(169)	0	(11 831)	(1 753)	(9 485)	(1 097)	(24 335)
Increase in impairment loss	0	0	(15 477)	(190)	(755)	(407)	(16 829)
Decrease in impairment loss	0	0	15 462	475	0	273	16 210
Depreciation charge for the period	(575)	(4 509)	(101 402)	(11 891)	(31 894)	(11 367)	(161 638)
Closing net book amount	**55 970**	**329 281**	**1 292 129**	**50 590**	**148 602**	**54 704**	**1 931 276**
			As at December 31, 2009				
Cost	**61 407**	**354 838**	**3 005 616**	**203 551**	**222 217**	**205 150**	**4 052 779**
Accumulated depreciation and impairment	(5 437)	(25 557)	(1 713 487)	(152 961)	(73 615)	(150 446)	(2 121 503)
Closing net book amount	**55 970**	**329 281**	**1 292 129**	**50 590**	**148 602**	**54 704**	**1 931 276**

(all amounts in PLN thousands, unless otherwise stated)

The table below presents property, plant and equipment (tangible assets) as at **December 31, 2008:**

	Acquired land and rights to perpetual usufruct of land	Rights to perpetual usufruct of land acquired free of charge	Buildings and structures	Plant and machinery	Vehicles	Other tangible assets	Total tangible assets
		As at January 1, 2008					
Cost	**58 001**	**359 169**	**2 842 660**	**200 637**	**205 351**	**179 042**	**3 844 860**
Accumulated depreciation and impairment	(4 473)	(17 000)	(1 660 681)	(150 735)	(59 827)	(139 117)	(2 031 833)
Opening net book amount	**53 528**	**342 169**	**1 181 979**	**49 902**	**145 524**	**39 925**	**1 813 027**
Additions	765	442	233 640	10 547	72 378	20 380	338 152
purchase	0	0	18 939	7 465	72 176	13 486	112 066
transfer from investments	0	0	213 807	2 691	43	6 876	223 417
other	765	442	894	391	159	18	2 669
Disposals	(37)	(74)	(111)	(277)	(27 643)	(66)	(28 208)
sale	0	(23)	(6)	(87)	(24 152)	(30)	(24 298)
liquidation	0	(51)	(25)	(190)	(243)	(36)	(545)
other	(37)	0	(80)	0	(12)	0	(129)
reclassification to assets held for sale	0	0	0	0	(3 236)	0	(3 236)
Increase in impairment loss	0	0	(7 193)	(271)	(238)	(442)	(8 144)
Decrease in impairment loss	0	0	17 855	123	4	197	18 179
Depreciation charge for the period	(572)	(4 347)	(110 919)	(15 522)	(32 862)	(10 231)	(174 453)
Closing net book amount	**53 684**	**338 190**	**1 315 251**	**44 502**	**157 163**	**49 763**	**1 958 553**
		As at December 31, 2008					
Cost	**58 576**	**359 549**	**3 064 014**	**198 700**	**232 304**	**194 574**	**4 107 717**
Accumulated depreciation and impairment	(4 892)	(21 359)	(1 748 763)	(154 198)	(75 141)	(144 811)	(2 149 164)
Closing net book amount	**53 684**	**338 190**	**1 315 251**	**44 502**	**157 163**	**49 763**	**1 958 553**

The "Vehicles" group comprises vehicles operated under finance leases. As at December 31, 2009, their carrying amount is PLN 17 572 thousand.

Leased property, plant and equipment	**As at Dec. 31, 2009**	**As at Dec. 31, 2008**
Cost - capitalised finance lease	19 988	11 011
Depreciation at the beginning of period	(1 439)	(3 690)
Depreciation charge for the period	(977)	(1 292)
Closing net book value	**17 572**	**6 029**

(all amounts in PLN thousands, unless otherwise stated)

The table below presents assets under construction and impairment losses on assets under construction as at December 31, 2009:

Assets under construction	As at Dec. 31, 2009	As at Dec. 31, 2008
Gross value of assets under construction	91 199	133 303
Impairment loss on assets under contruction	(4 319)	(4 708)
Total	**86 880**	**128 595**

In 2009 the Group recognized an additional impairment loss on assets under construction amounting to PLN 2 235 thousand, and utilized the amount of PLN 2 624 thousand.

Information on security established on property, plant and equipment is provided in Note 23 to these financial statements.

In 2002 the Group concluded an agreement with a leasing company under which Group took hotels, two in Warsaw and one hotel in Poznań and Łódź each, previously sold to this company, to be operated under operating lease. The carrying amount of these hotels is PLN 98 768 thousand, and the Group reported gains on sale of PLN 30 128 thousand.

As at the date of execution of the lease agreements, i.e. December 11, 2002, the Company classified them as operating lease agreements since the following criteria were met:

- The lease agreement does not transfer ownership to the lessee after the end of the lease term;
- The lease agreement provides for an option of an earlier purchase subject to the following conditions: during the first ten years the option may be exercised in exceptional circumstances only; thereafter, the exercise of the option will to a large extent depend on the market value of real property in subsequent years. The exercise of the earlier purchase option is not directly dependent on the will nor intention of Hekon – Hotele Ekonomiczne S.A. The exercise of the earlier purchase option will considerably depend on market conditions prevailing after the lapse of 10 years as of the agreement execution date, with such conditions being hardly foreseeable over a long span of time;
- The lease agreement was executed for a term of 20 years, while the usual economic life of this type of real property is 60 years;
- The condition relating to PP&E of a specialist nature that may be used solely by the lessor was not met in case of hotel buildings;
- The condition providing for the necessity to incur all costs of termination of the lease agreement by the lessor was not met;
- The lease agreement does not provide for a possibility to continue the lease at a rent payment that would be lower than the rent payment realizable on the market;
- As at December 31, 2008, the Management Board does not intend to exercise the earlier purchase option nor buy the hotels after the end of the lease term.

As a result of the executed operating lease agreement, the Group recognized commitments presented off the statement of financial position, on account of monthly installments for the period of 4 years, until 2012, arising from the amounts of contractual lease payments. The agreement gives the opportunity to continue for the next 10 years on specified conditions (until the year 2022). The value of commitments presented off the statement of financial position, arising from lease payments for the years 2012-2022 was calculated on the basis of the current rents, due to lack of appropriate provisions in the agreement.

(all amounts in PLN thousands, unless otherwise stated)

Operating lease liabilities of the Group presented off the statement of financial position are as follows:

Future minimum operating lease commitments	**As at Dec. 31, 2009**	**As at Dec. 31, 2008**
Operating lease liabilities, due in:		
one year	10 481	10 836
from 1 to 5 years	41 923	42 632
more than 5 years	83 847	95 801
Operating lease commitments, total	**136 251**	**149 269**

Detailed information about impairment losses on property plant and equipment:

Impairment loss on tangible assets and assets under construction	**As at Dec. 31, 2009**	**As at Dec. 31, 2008**
Opening balance	**(418 963)**	**(430 236)**
recognized impairment loss on tangible assets	(16 829)	(8 144)
recognized impairment loss on assets under construction	(2 235)	(26)
reversed impairment loss on tangible assets	16 210	18 179
used impairment loss	61 291	1 264
Closing balance	**(360 526)**	**(418 963)**

In the current accounting period the Group reviewed the economic value of cash generating units and other tangible assets and assets under construction in the context of ongoing operations and prevailing adverse market conditions. Consequently, the Group recognized an impairment loss of PLN 19 064 thousand and reversed an impairment loss of PLN 16 210 thousand. Recognized and reversed impairment losses on tangible assets and assets under construction are presented in the "Revaluation of non-current assets" item of the income statement.

The economic value of these assets was measured on the basis of their value in use, determined as the highest of: multiplied EBITDA, selling price and (in specific cases) a value determined using the DCF method or to apply an individual approach so as to best reflect the valuation amount.
Accounting policies used in carrying out impairment tests with respect to non-financial non-current assets are presented in Note 2.3.13.1 to these financial statements.

(all amounts in PLN thousands, unless otherwise stated)

10. INTANGIBLE ASSETS

The table below presents intangible assets as at **December 31, 2009**.

	Goodwill	Permits, patents, licenses and similar	Computer software	Other intangible assets	Total intangible assets
		As at January 1, 2009:			
Cost	**109 229**	**940**	**16 001**	**869**	**127 039**
Accumulated amortization and impairment	(901)	(575)	(14 287)	0	(15 763)
Opening net book amount	**108 328**	**365**	**1 714**	**869**	**111 276**
Additions	0	673	3 027	78	3 778
purchase	0	673	2 519	78	3 270
reclassification from investments	0	0	508	0	508
Disposals	0	(58)	(18)	(172)	(248)
liquidation	0	0	(4)	0	(4)
other	0	(58)	(14)	(172)	(244)
Amortization charge for the period	0	(183)	(1 217)	0	(1 400)
Closing net book amount	**108 328**	**797**	**3 506**	**775**	**113 406**
		As at December 31, 2009:			
Cost	**109 229**	**1 492**	**15 162**	**775**	**126 658**
Accumulated amortization and impairment	(901)	(695)	(11 656)	0	(13 252)
Closing net book amount	**108 328**	**797**	**3 506**	**775**	**113 406**

(all amounts in PLN thousands, unless otherwise stated)

The table below presents intangible assets as at **December 31, 2008**.

	Goodwill	Permits, patents, licenses and similar	Computer software	Other intangible assets	Total intangible assets
		As at January 1, 2008:			
Cost	**109 229**	**584**	**15 648**	**216**	**125 677**
Accumulated amortization and impairment	(901)	(404)	(13 726)	(6)	(15 037)
Opening net book amount	**108 328**	**180**	**1 922**	**210**	**110 640**
Additions	0	333	1 414	659	2 406
purchase	0	333	1 307	659	2 299
reclassification from investments	0	0	104	0	104
other	0	0	3	0	3
Disposals	0	0	(75)	0	(75)
liquidation	0	0	(75)	0	(75)
Amortization charge for the period	0	(148)	(1 547)	0	(1 695)
Closing net book amount	**108 328**	**365**	**1 714**	**869**	**111 276**
		As at December 31, 2008:			
Cost	**109 229**	**940**	**16 001**	**869**	**127 039**
Accumulated amortization and impairment	(901)	(575)	(14 287)	0	(15 763)
Closing net book amount	**108 328**	**365**	**1 714**	**869**	**111 276**

All intangible assets recognized by the Group, except for goodwill, have defined useful lives. The Group does not have any internally generated intangible assets.

Impairment loss on intangible assets	**As at Dec. 31, 2009**	**As at Dec. 31, 2008**
Opening balance	**0**	**(3)**
used	0	3
reversed	0	0
Closing balance	**0**	**0**

As at the end of the reporting period, no intangible assets secure the Group's liabilities.

Goodwill impairment test

Goodwill arose as a result of acquisition of shares of the subsidiary Hekon - Hotele Ekonomiczne S.A. (PLN 107 252 thousand), purchase of the enterprise Państwowe Przedsiębiorstwo Komunikacji Samochodowej Tarnobrzeg (PLN 456 thousand) and purchase of additional shares in Capital Parking Sp. z o.o. (PLN 620 thousand).

Goodwill is annually tested for impairment in line with the policy described in the Note 2.3.13.1 of these financial statements. In order to test goodwill for impairment, in the current accounting period the Group reviewed the economic value of cash generating units, to which goodwill relates, in the context of ongoing operations and prevailing adverse market conditions. There were no indication of a necessity to recognize an impairment loss on goodwill.

(all amounts in PLN thousands, unless otherwise stated)

The economic value of these assets was measured on the basis of their value in use, determined as the highest of: multiplied EBITDA, selling price and (in specific cases) a value determined using the DCF method. Accounting policies used in carrying out impairment tests with respect to non-financial non-current assets are presented in Note 2.3.13.1.

11. INVESTMENTS IN ASSOCIATES

Investments in associates measured using the equity method:

	As at Dec. 31, 2009	As at Dec. 31, 2008
Opening balance	**8 971**	**8 067**
Shares and interests	8 971	8 067
Additions	**0**	**904**
Share of profit (loss) of associates	0	904
Disposals	**(53)**	**0**
Share of profit (loss) of associates	(53)	0
Closing balance	**8 918**	**8 971**
Shares and interests	8 918	8 067

Brief financial information about consolidated associates is presented in the table below:

Associates, name and corporate seat	Carrying amount	Assets	Liabilities	Revenues	Net profit (loss)	Net assets of the company	% of share capital	% of voting rights at the GM
Orbis Casino Sp. z o.o.								
as at Dec. 31, 2009	8 918	37 953	11 195	477 888	(158)	26 758	33,33	33,33
as at Dec. 31, 2008	8 971	42 134	15 218	503 137	2 714	26 916	33,33	33,33

Shares in Orbis Casino Sp. z o.o. held by the Group are valued using the equity method.

Investments in associates are not directly exposed to the risk of change in the interest rate and price risk.

12. BUSINESS COMBINATIONS AND DISPOSALS

No business combinations within the meaning of IFRS 3 took place in 2008, and in 2009 three new companies were established (see: Note 1.1.3 of these financial statements).

13. INTERESTS IN JOINT VENTURES

Companies of the Orbis Group do not hold any interests in joint ventures.

(all amounts in PLN thousands, unless otherwise stated)

14. AVAILABLE-FOR-SALE FINANCIAL ASSETS

As at December 31, 2009, the Group presents non-consolidated subsidiaries and non-related parties under the "Available-for-sale financial assets" line.

	As at Dec. 31, 2009	As at Dec. 31, 2008
Shares/interests in unlisted companies, of which:	1 935	1 935
Shares/interests in non-consolidated related parties	1 935	1 920
Shares/interests in non-related parties	0	15
Total available-for-sale financial assets	**1 935**	**1 935**

Available for sale financial assets are measured at cost net of impairment loss as their fair value cannot be reliably assessed.

Information on non-consolidated related parties:

Subsidiaries, name and corporate seat	Carrying amount	Assets	Liabilities	Revenues	Net profit (loss)	Net assets of the company	% of share capital	% of voting rights at the GM
Wioska Turystyczna Wilkasy Sp. z o.o.								
as at Dec. 31, 2009	497	4 270	1 015	1 880	30	3 255	100,00	100,00
as at Dec. 31, 2008	497	4 222	997	1 570	(159)	3 225	100,00	100,00
PMKS Sp. z o.o.								
as at Dec. 31, 2009	1 423	4 792	1 792	4 416	207	3 000	70,82	70,82
as at Dec. 31, 2008	1 423	4 911	2 118	3 649	(424)	2 793	70,82	70,82
Orbis Travel Incoming Sp. z o.o.*								
as at Dec. 31, 2009	5	0	0	0	0	0	100,00	100,00
as at Dec. 31, 2008	0	0	0	0	0	0	0,00	0,00
Orbis Travel Sp. z o.o.*								
as at Dec. 31, 2009	5	0	0	0	0	0	100,00	100,00
as at Dec. 31, 2008	0	0	0	0	0	0	0,00	0,00
Orbis Travel Corporate Sp. z o.o.*								
as at Dec. 31, 2009	5	0	0	0	0	0	100,00	100,00
as at Dec. 31, 2008	0	0	0	0	0	0	0,00	0,00
Related parties, total								
as at Dec. 31, 2009	**1 935**	**9 062**	**2 807**	**6 296**	**237**	**6 255**	**n/a**	**n/a**
as at Dec. 31, 2008	**1 920**	**9 133**	**3 115**	**5 219**	**(583)**	**6 018**	**n/a**	**n/a**

* the Companies did not start operations in 2009.

(all amounts in PLN thousands, unless otherwise stated)

Changes in available-for-sale financial assets that occurred in the presented periods are as follows:

	As at Dec. 31, 2009	As at Dec. 31, 2008
Opening balance	**1 935**	**547**
other additions	15	0
liquidation	0	(35)
other disposals	(15)	0
other	0	1 423
Closing balance	**1 935**	**1 935**

The "Other additions" item concerns 100% share in the share capital of the following three companies taken up by Orbis S.A.: Orbis Travel Incoming Sp. z o.o., Orbis Travel Sp. z o.o. and Orbis Travel Corporate Sp. z o.o. The "Other disposals" item includes shares in non-related parties that PBP Orbis Sp. z o.o. reclassified to assets classified as held for sale.
The "other" item in the year 2008 concerns acquisition of shares in PMKS Sp. z o.o. In June 2008, the company PKS Tarnobrzeg Sp. z o.o. purchased 2 058 shares of the company PMKS Sp. z o.o., with a nominal value of PLN 1 000 each. The carrying amount of PMKS Sp. z o.o. shares as at December 31, 2008 is PLN 1 423 thousand. In the third quarter of 2008, AutoOrbisBus Sarl, the company in which Orbis Transport Sp. z o.o. held 100% shares, was liquidated. The company was removed from the French Commercial Register on August 26, 2008.
The „liquidation" item in the year 2008 concerns redeemed shares in AutoOrbisBus Sarl.

Available-for-sale financial assets are not directly exposed to the risk of change in interest rates and price risk.

15. OTHER FINANCIAL ASSETS

As at December 31, 2009 the Group holds the following other financial assets:

	As at Dec. 31, 2009	As at Dec. 31, 2008
Loans granted	250	500
Other long-term receivables	27	717
Long-term prepayments and advances	45	0
Finance lease receivables	218	1 098
Other financial assets, total	**540**	**2 315**

	As at Dec. 31, 2009	As at Dec. 31, 2008
Opening balance	**2 315**	**3 640**
Loans granted	0	500
Finance lease receivables	(880)	(2 500)
Other additions	45	690
Loans repaid	0	0
Other disposals	(940)	(15)
Closing balance	**540**	**2 315**

The „Loans granted" item concerns the loan agreement entered into between PKS Tarnobrzeg Sp. z o.o. and PMKS Sp. z o.o. for the amount of PLN 500 thousand. Loan maturities fall in the years 2010-2011. This item declined as a result of reclassification to short-term receivables. More detailed information on finance lease receivables is provided in Note 27 to these financial statements.

Other financial assets are exposed to the credit risk and interest rate risk. Information on risk management is provided in Note 30 to these financial statements. The fair value of other financial assets as at December 31, 2009 is close to their carrying amount.

(all amounts in PLN thousands, unless otherwise stated)

16. INVESTMENT PROPERTY

	As at Dec. 31, 2009	As at Dec. 31, 2008
Opening gross carrying amount	**66 013**	**66 013**
Accumulated depreciation	(27 282)	(26 277)
Opening net book amount	**38 731**	**39 736**
Additions	6 284	0
reclassification from tangible assets*)	6 284	0
Disposals	0	0
Depreciation charge for the period	(1 040)	(1 005)
Closing net book amount	**43 975**	**38 731**
Closing gross book amount	**72 297**	**66 013**
Accumulated depreciation at the end of period	(28 322)	(27 282)
Closing net book amount	**43 975**	**38 731**

*) Reclassification from tangible assets in PBP Orbis Sp. z o.o. Financial data pertaining to this company are presented in Note 6 to the financial statements.

The Group measures investment property at historical cost less depreciation charges and impairment. As at the date of transition to IFRS (January 1, 2004), the Group valued land and rights to perpetual usufruct of land that account for a considerable share of investment property and considered this value as deemed cost. The fair value of land and rights to perpetual usufruct of land determined on the basis of a valuation of an independent expert amounted to PLN 32 503 thousand as at January 1, 2004. Fair value of investment property is close to its book value.

The following amounts were recognized in profit or loss:

	2009	2008
Income from rent on investment property	5 405	4 509
Direct operating expenses of investment property which generates income from rent	(5 183)	(2 436)
Direct operating expenses of investment property which does not generate income from rent	(874)	(235)

Detailed information concerning impairment of investment property:

	As at Dec. 31, 2009	As at Dec. 31, 2008
Opening balance	**39 744**	**6 297**
reclassification from tangible assets	0	33 457
impairment loss used	(39 744)	(10)
increase in impairment loss	5 353	0
Closing balance	**5 353**	**39 744**

Investment property includes the following owned land as well as rights to perpetual usufruct of land, buildings and structures:

- in Gdańsk – right to perpetual usufruct of land with the area of 62 sq. m. and a building with usable floor space of 87 sq. m.,
- in Konin – right to perpetual usufruct of land with an area of 752 sq. m. and interest in an office building with usable floor space of 447 sq. m.,
- in Poznań – right to perpetual usufruct of land with an area of 28 992 sq. m. and an office building, service depot, fuel station, porter's lodge, substation with a total area of approx. 2 500 sq m,

(all amounts in PLN thousands, unless otherwise stated)

- in Świnoujście – right to perpetual usufruct of land with an area of 961 sq. m. and a commercial building with usable floor space of 508 sq. m.,
- in Warsaw – right to perpetual usufruct of land with an area of 3 585 sq. m. and the building of the Bristol Hotel with usable floor space of 18 062 sq. m.,
- in Warsaw – right to perpetual usufruct of land with an area of 2 230 sq. m. and the multi-storey garage-parking with usable floor space of 19 000 sq. m.,
- in Wrocław – interest in right to perpetual usufruct of land with an area of 432 sq. m. and office rooms in an office building with an area of 532 sq. m.,
- in Lublin – right to perpetual usufruct of land with an area of 2 437 sq. m., on which a building with usable floor space of 62 sq. m. is located.

17. OTHER LONG-TERM INVESTMENTS

The value of other long-term investments remained constant throughout the comparable periods and amounted to PLN 552 thousand. According to the Group, the presented value does not differ from the market value. Other long-term investments mainly consist of works of art owned by Orbis S.A.

18. INVENTORIES

	As at Dec. 31, 2009	As at Dec. 31, 2008
Materials	4 542	5 392
Work in progress	0	1 006
Merchandise	777	763
Total inventories	**5 319**	**7 161**

The value of inventories recognized as expense under "Cost of sales" amounted to PLN 90 837 thousand in 2009 (in 2008: PLN 101 399 thousand).

Information on write-downs of inventories:

	As at Dec. 31, 2009	As at Dec. 31, 2008
Opening balance	**(289)**	**(348)**
write-down recognised	(2)	(199)
write-down used	0	86
write-down reversed	53	172
Closing balance	**(238)**	**(289)**

Inventory write-downs are recognized in the "Other operating expenses" item of the income statement and reversed in "Other operating income". In 2009, inventory write-downs are recognized and reversed in "Other operating income" line of the income statement. In the current period, the write-down of inventories was reversed because inventories were either sold or commissioned for use.

The Group has not pledged any inventories as security for liabilities.

19. SHORT-TERM RECEIVABLES

Trade receivables are presented in the table below:

	As at Dec. 31, 2009	As at Dec. 31, 2008
Trade receivables	35 099	70 641
of which: receivables from related parties	*1 071*	*1 091*
Impairment loss on receivables	(5 075)	(6 262)
Prepayments	121	2 978
Trade receivables, net	**30 145**	**67 357**

(all amounts in PLN thousands, unless otherwise stated)

Other short-term receivables are composed of the following items:

	As at Dec. 31, 2009	As at Dec. 31, 2008
Short-term receivables	**23 586**	**83 819**
Loans to non-related parties	252	0
Taxes, grants, customs duties, social security and other benefits receivable	10 729	56 030
Sums receivable due to sale of real property	5 710	0
Prepaid tangible and intangible assets, inventories	493	18 394
Adjudicated receivables	742	890
Claimed in court	1 276	743
Settlements with employees	383	540
Finance lease receivables	1 030	1 545
Damage settlement	312	197
Deposits, collaterals, security	248	1 862
Other receivables	4 436	7 564
Impairment loss on other receivables	(2 025)	(3 946)
Short-term prepayments and advances	**4 295**	**6 904**
Prepayments, of which:	4 295	6 904
service fees	94	102
taxes and charges	211	248
insurance premiums	589	451
purchase and replacement of tires	1 255	1 275
advertising and lease of advertising space	89	502
prepayments	754	1 142
other	1 303	3 184
Other short-term receivables, net	**27 881**	**90 723**

Income tax receivables are composed of the following items:

	As at Dec. 31, 2009	As at Dec. 31, 2008
Income tax receivable from the tax office	4 230	7 745
Total income tax receivables	**4 230**	**7 745**

Changes in impairment losses on receivables are presented below:

Impairment loss on receivables	As at Dec. 31, 2009	As at Dec. 31, 2008
Opening balance	**(10 208)**	**(7 093)**
recognized impairment loss	(4 476)	(8 803)
reversed impairment loss	2 028	3 007
used impairment loss	5 556	2 681
Closing balance	**(7 100)**	**(10 208)**

Recognized and reversed impairment losses on receivables are reported in the "Cost of sales" item (Note 4.3) of the income statement.

(all amounts in PLN thousands, unless otherwise stated)

The credit risk related to receivables does not differ from the average credit risk on the Polish market. The maximum credit risk related to the Group's loans and receivables equals the amount presented in the statement of financial position. No significant concentration of risk occurs as all threatened receivables are covered by an impairment loss. More information on credit risk is provided in Note 30.5 to these financial statements.

The fair value of receivables does not significantly differ from their value presented in the consolidated financial statements.

The table below presents the breakdown of short-term receivables per maturity together with impairment losses:

	As at Dec. 31, 2009	As at Dec. 31, 2008
Non-overdue receivables	44 977	133 762
Overdue receivables, of which:	24 379	42 271
- overdue for up to 1 month	9 849	14 212
- overdue for a period from 1 to 3 months	3 966	12 993
- overdue for a period from 3 to 6 months	1 255	5 083
- overdue for a period from 6 months to 1 year	2 656	2 928
- overdue for more than 1 year	6 653	7 055
Gross short-term receivables, total	**69 356**	**176 033**
Impairment loss on non-overdue receivables	(30)	(56)
Impairment loss on overdue receivables, of which:	(7 070)	(10 152)
- overdue for up to 1 month	(7)	(79)
- overdue for a period from 1 to 3 months	(187)	(136)
- overdue for a period from 3 to 6 months	(92)	(1 357)
- overdue for a period from 6 months to 1 year	(1 262)	(1 652)
- overdue for more than 1 year	(5 522)	(6 928)
Impairment loss on receivables, total	**(7 100)**	**(10 208)**
Net short-term receivables	**62 256**	**165 825**

As at December 31, 2009 receivables amounting to PLN 17 309 thousand were overdue but not impaired. Ageing of these receivables is presented below:

	As at Dec. 31, 2009	As at Dec. 31, 2008
Overdue non-impaired receivables, of which:	**17 309**	**32 119**
- overdue for up to 1 month	9 842	14 133
- overdue for a period from 1 to 3 months	3 779	12 857
- overdue for a period from 3 months to 6 months	1 163	3 726
- overdue for a period from 6 months to 1 year	1 394	1 276
- overdue for a period from 1 year to 5 years	1 131	127

Motor vehicles leased under finance lease agreement are the collateral security of finance lease receivables of the Orbis Group. Provisions of the agreement guarantee the return of the leased property to the financing company in case of an earlier termination of the agreement, at the same time, the profit on their sale is appropriated as income of the financing company, which is set-off against its receivables under the agreement. The fair value of the security is similar to the carrying amount of receivables for which the security was established. As at December 31, 2009, the receivables under the financial lease of the Orbis Group amount to a net sum of PLN 1 248 thousand and are described in Note 27 to these financial statements.

Short-term receivables per currency are presented in the following table:

	As at Dec. 31, 2009	As at Dec. 31, 2008
Broken down by currency:		
In the Polish currency	56 957	151 002
In foreign currencies	5 299	14 823
EUR thousand	936	2 585
PLN thousand	3 845	10 782
CHF thousand	172	124
PLN thousand	477	350
GBP thousand	182	296
PLN thousand	837	1 267
USD thousand	0	293
PLN thousand	0	867
LTL thousand	105	324
PLN thousand	125	392
other in PLN thousand	15	1 165
In the Polish currency, total	**62 256**	**165 825**

The Group holds no collateral for receivables other than those mentioned above.

20. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	As at Dec. 31, 2009	As at Dec. 31, 2008
Financial assets at fair value through profit or loss		
Opening balance	**0**	**6 986**
- purchase	0	12 081
- sale	0	(19 100)
- valuation	0	(18)
- other increases/decreases	0	51
Closing balance	0	0
Financial assets at fair value through profit or loss	**0**	**0**

Securities, comprising bonds and certificates of deposit, acquired to derive economic benefits arising from short-term changes in prices, are classified as financial assets at fair value through profit or loss.
The Group sold all held securities in 2008.

Debt securities as at December 31, 2007 were reported at fair value based on assessment provided by a bank acting as a transaction agent. There were the following parties to transactions as at December 31, 2007:

- Volkswagen Leasing Polska Sp. z o.o. – bonds – the transaction amount at purchase price equaled PLN 1 991 thousand.
- Europejski Fundusz Leasingowy SA – bonds – the transaction amount at purchase price equaled PLN 4 977 thousand.

The fair value and carrying amount of debt securities as at December 31, 2007 exceeded their value at cost by PLN 18 thousand, and amounted to PLN 6 986 thousand.

Changes in financial assets and liabilities at fair value through profit or loss are reported in the statement of cash flows, in the section related to investing activities.

Changes in the fair value of financial assets and liabilities at fair value, along with gains and losses settled in correspondence with profit or loss, are reported under the „Other operating income/expenses" item of the income statement (Notes 4.2 and 4.5).

(all amounts in PLN thousands, unless otherwise stated)

The maximum credit risk related to debt securities held by the Group refers to the carrying amount of the securities. The Group has debt securities of two companies but as it purchases securities of companies of the highest financial standing, the above concentration does not result in any significant increase of the risk. The Group is exposed to a risk of change of fair value thereof as a result of changing interest rates. Information on limiting the risk is presented in Note 31. As at December 31, 2008 and as at December 31, 2009 the Group held no debt securities, therefore it was not exposed to the above risks.

21. CASH AND CASH EQUIVALENTS

	As at Dec. 31, 2009	As at Dec. 31, 2008
Cash at bank and on hand	27 373	25 579
Short-term bank deposits	31 407	39 112
Other cash and cash equivalents	975	1 047
Total cash and cash equivalents	**59 755**	**65 738**

Other cash and cash equivalents include cash in transit and other monetary assets, as well as cash deposited with banks within the frame of repo transactions with maturity dates not exceeding 3 months.
The Group transfers temporarily disposable cash to short-term bank deposits with maturity dates ranging from 1 to 365 days. The effective interest rate on these deposits ranges from 0.73% to 5.0%.

22. SHAREHOLDERS' EQUITY

22.1 Share capital

The Group's share capital comprises the share capital of Orbis S.A. disclosed in the amount set out in the Statutes and entered in the court register, adjusted for effects of hyperinflation.

Series / issue	Type of shares	Number of shares (pcs)	Value of series / issue at par	Terms of acquisition	Date of registration
A	bearer shares	37 500 000	75 000	contribution in kind	Jan. 9, 1991
B	bearer shares	8 523 625	17 047	cash	Apr. 21, 1998
C	bearer shares	53 383	107	cash	Apr. 21, 1998
Total number of shares		**46 077 008**			
Total share capital			**92 154**		
Par value on shares = PLN 2					
Hyperinflation restatement of share capital			**425 600**		
Carrying amount of share capital			**517 754**		

In connection with the revaluation of the contribution value using hyperinflation indexes as at the date of transition to the International Financial Reporting Standards, the value of the share capital from the A series share issue increased by PLN 425 600 452 to reach PLN 500 600 452. The aggregate revalued amount of share capital equals PLN 517 754 468.

	As at Dec. 31, 2009	As at Dec. 31, 2008
Number of shares issued and paid	46 077 008	46 077 008
Par value per share	2	2
Shares at the beginning of period	**46 077 008**	**46 077 008**
Change in the period:	0	0
Shares at the end of period	**46 077 008**	**46 077 008**

(all amounts in PLN thousands, unless otherwise stated)

As at April 19, 2010 shareholders who hold, directly or indirectly through its subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined as at April 19, 2010 on the basis of the notification specified in Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies include:

Shareholder (description)	Number of shares held as at April 19, 2010 (no. of voting rights at the GM)	Percentage share in the share capital as at April 19, 2010 (percentage share in the total number of voting rights at the GM)	Change in the structure of ownership of major blocks of shares from Jan. 1, 2009 to April 19, 2010
- Accor S.A.:	23 043 108	50,01%	-
of which a subsidiary of Accor S.A. - ACCOR POLSKA Sp. z o.o.:	*2 303 849*	*4,99%*	-
- BZ WBK AIB Asset Management S.A. - customers under management contracts, investment funds of BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.:	11 599 630	25,17%	2,76%
of which on securities accounts of investment funds managed by BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.	*7 431 280*	*16,13%*	*2,02%*
(of which, on accounts of the following funds: 1) Arka FIO	*2 319 222*	*5,03%*	-
2) Arka Zrównoważony FIO)	*2 322 338*	*5,04%*	-
- Aviva Otwarty Fundusz Emerytalny Aviva BZ WBK (b.Commercial Union OFE BPH CU WBK):	4 559 508	9,90%	4,82%

22.2 Other capital

The „Other capital" line serves to present the share premium and effects of fair value adjustment of works of art disclosed in the "Other long-term investments" line of the statement of financial position.

	As at Dec. 31, 2009	As at Dec. 31, 2008
Share premium	132 944	132 944
Adjustment of long-term investments to fair value	480	480
Deferred income tax	(91)	(91)
Other capital, total	**133 333**	**133 333**

Amounts posted under the „Other capital" item are not available for distribution. However, this restriction does not apply to amounts recognized in the income statement that relate to an effectively realized portion of equity linked to the sold asset.

(all amounts in PLN thousands, unless otherwise stated)

22.3 Exchange differences on translating foreign operations

This item includes exchange differences on translation of financial statements of foreign subsidiaries.

22.4 Retained earnings

Retained earnings include profits from past years, net profit/loss of the current year and profits transferred to equity that are subject to limited distribution, recognized in accordance with provisions of the Commercial Companies' Code in force in Poland. As at December 31, 2009 and December 31, 2008, profits subject to limited distribution totaled PLN 30 718 thousand.

22.5 Minority interests

This item includes a part of net assets of consolidated subsidiaries held by entities other than companies of the group.

22.6 Capital management

The objective of capital management is to secure the ability of the Orbis Group companies to continue as a going concern, at the same time maintaining an optimum structure of financing that allows to curb the costs of capital involvement.

It is assumed that the Companies may fuel capital growth through on-going activities taken to generate a good financial result, in joint-stock companies by regulating the amount of dividend disbursed to the shareholders as well as by issuing new shares or raising the nominal value of existing shares and, in limited liability companies by increasing the share capital though establishment of new shares or increase of the nominal value of existing shares.

In the period covered by the financial statements, the joint-stock companies that belong to the Group did not issue any shares nor raise the value of shares.

In 2009, the Group reported a decrease in its net profit as compared to the year 2008.

In order to finance long-term investment projects that are bound to affect the Group's results over a longer time-horizon, the Group companies seek to use both its own cash and borrowings, which allows to effectively apply the leverage at the level that takes into consideration both standards applicable in the hotel, tourist and transport industries and specific features of the Group companies.

The Group monitors the level of equity, based on the return on equity and the ratio of equity to non-current assets.

The ROE ratio demonstrates the yield generated on the capital invested in an enterprise and is computed for an annual period as a quotient of the net result and average equity during the period. In 2009, return on equity went down owing to a decline in the net profit as compared to 2008.

	2009	2008
Net profit (loss) on continuing operations	26 721	33 006
Equity - opening balance	1 806 758	1 798 306
Equity - closing balance	1 800 779	1 806 758
Return on equity	**1,48%**	**1,83%**

The equity-to-non-current assets ratio is calculated as a quotient of the Group's equity and non-current assets. The ratio remains at a very secure level above 80%.
In 2009, the ratio went up as a result of reduced number of investments and, consequently, decrease in the global value of non-current assets (depreciation). Moreover, the entire profit for 2008 was retained in the Company.

(all amounts in PLN thousands, unless otherwise stated)

	As at Dec. 31, 2009	As at Dec. 31, 2008
Equity	1 800 779	1 806 758
Non-current assets	2 188 691	2 252 073
Equity-to-non-current assets ratio	**82,28%**	**80,23%**

Analysis of equity is supplemented by the debt-to-equity ratio presented in Note 30.6 to these financial statements.

23. BORROWINGS

	As at Dec. 31, 2009	As at Dec. 31, 2008
Long-term borrowings		
Bank loans	22 964	283 567
Total long-term borrowings	**22 964**	**283 567**
Short-term borrowings		
Bank loans	296 876	150 156
Total short-term borrowings	**296 876**	**150 156**
Total borrowings	**319 840**	**433 723**

Maturity dates are presented in the table below:

	As at Dec. 31, 2009	As at Dec. 31, 2008
As broken down by maturity:		
Payable on demand or in up to 1 year	296 876	150 156
Over 1 year - up to 3 years	22 964	189 417
Between 3 and 5 years	0	94 150
Total borrowings	**319 840**	**433 723**

Currencies of borrowings are presented in the table below:

	As at Dec. 31, 2009	stan na 31.12.2008
As broken down by currency:		
Polish currency (PLN)	307 997	421 910
Foreign currencies (per currency and translated into PLN):	11 843	11 813
CHF thous.	*4 281*	*4 217*
PLN thous.	*11 843*	*11 813*
In Polish currency, total	**319 840**	**433 723**

The fair value of borrowings is close to their unpaid amount.

The effective interest rate for borrowings ranges from 1.67% to 5.48%.

(all amounts in PLN thousands, unless otherwise stated)

Detailed information on borrowings is provided below:

Debtor	Creditor	Title	Currency	Dec.31, 2009	Dec.31, 2008	Interest rate	Maturity	Security
Orbis S.A.	Agreement for Term Facilities with Bank Handlowy w Warszawie S.A. and Société Générale S.A. Branch in Poland (Lead Organizers), Bank Zachodni WBK S.A. and Calyon (Organizers)	term facility	PLN	282 755	381 105	WIBOR + margin	Nov. 10, 2012	item no. 1
Orbis Transport Sp. z o.o.	Kredyt Bank S.A.	bank loan	PLN	625	1 250	WIBOR 1M + margin	Dec.31, 2010	item no. 2
Orbis Transport Sp. z o.o.	Kredyt Bank S.A.	bank loan	PLN	625	1 250	WIBOR 1M + margin	Dec.31, 2010	item no. 3
Orbis Transport Sp. z o.o.	Kredyt Bank S.A.	bank loan	PLN	12 871	26 202	WIBOR O/N + margin	Feb.24, 2011	item no. 4
Orbis Transport Sp. z o.o.	Kredyt Bank S.A.	bank loan	PLN	0	11 813	Libor 1M + margin	Jan.31, 2009	
			CHF	*0*	*4 217*			
Orbis Transport Sp. z o.o.	Société Générale S.A.	bank loan	PLN	11 843	0	Libor 1M + margin	Jan.31, 2011	item no. 5
			CHF	*4 281*	*0*			
Orbis Transport Sp. z o.o.	Société Générale S.A.	bank loan	PLN	11 121	9 738	WIBOR 1M + margin	Jan.31, 2011	item no. 6
PBP Orbis Sp. z o.o.	Kredyt Bank S.A.	bank loan	PLN	0	2 365	WIBOR O/M + margin	Jan.31, 2009	
Total			PLN	319 840	433 723			
			CHF	4 281	4 217			

Security for borrowings established on assets includes mortgages on real estate amounting in total to PLN 486 684 thousand and a pledge on a fleet of cars:

1. due to the Agreement for Term Facilities with Bank Handlowy w Warszawie S.A. and Société Générale S.A. Branch in Poland (Lead Organizers) and Bank Zachodni WBK S.A. and Calyon (Organizers) – cap mortgages up to PLN 486 684 thousand established on the real properties of the following Orbis S.A. Branches: Hotel Mercure Poznań, Hotel Novotel Centrum Warszawa, Hotel Novotel Centrum Poznań, Hotel Sofitel Victoria Warszawa, Hotel Mercure Kasprowy Zakopane, Hotel Mercure Panorama Wrocław; and assignment of rights under insurance policies related to hotels covered by the cap mortgage as well as surety issued by Hekon - Hotele Ekonomiczne SA.
2. due to the investment loan granted to the company Orbis Transport Sp. z o.o. by Kredyt Bank S.A. for purchase of real property at 47 Łopuszańska street – cap mortgage up to PLN 7 200 thousand for purchase of property and assignment of rights under the insurance policy.
3. due to the investment loan granted to the company Orbis Transport Sp. z o.o. by Kredyt Bank S.A. – ordinary mortgage of PLN 2 500 thousand pledged as security for the loan and a cap mortgage of PLN 2 300 to secure interest as well as assignment of rights under the insurance policy. Mortgage established on property at 47 Łopuszańska street.
4. due to the working capital loan granted to the company Orbis Transport Sp. z o.o. by Kredyt Bank S.A. and used to purchase cars for the purpose of Rent a Car and lease operations – a pledge on the fleet of cars.

(all amounts in PLN thousands, unless otherwise stated)

5. due to an overdraft granted to the company Orbis Transport Sp. z o.o. by Société Générale S.A. – joint and several surety of Orbis S.A.
6. due to an overdraft granted to the company Orbis Transport Sp. z o.o. by Société Générale S.A. – joint and several surety of Orbis S.A.

Other securities established on assets

The following securities have been established, in the form of registered mortgage encumbrance, on the assets of PKS Gdańsk Sp. z o.o. in connection with capital commitments of Orbis Transport Sp. z o.o., shareholder of PKS Gdańsk Sp. z o.o., arising from the purchase of an organized enterprise and its subsequent contribution to PKS Gdańsk Sp. z o.o.:

Type of commitment	Security	Amount of security
Payment of the outstanding portion of price of PPKS	Ordinary joint mortgage	5 850
Interest on unpaid price	Joint cap mortgage	3 000
Non-performance or improper performance of obligations related to employment of PPKS employees	Joint cap mortgage	3 000
Total		**11 850**

As Orbis Transport Sp. z o.o. discharged its commitments in November 2009, PKS Gdańsk Sp. z o.o. applied for removal of the above mortgage encumbrances. The encumbrances were removed in January 2010.

The following securities have been established, in the form of registered mortgage encumbrance, on the assets of PKS Tarnobrzeg Sp. z o.o. in connection with capital commitments of Orbis Transport Sp. z o.o., shareholder of PKS Tarnobrzeg Sp. z o.o., arising from the purchase of an organized enterprise and its subsequent contribution to PKS Tarnobrzeg Sp. z o.o.:

- security for payments to be made by the Company Orbis Transport to the State Treasury as installments for the purchase of the State Enterprise in Tarnobrzeg pursuant to the Notary's Deed dated April 21, 2004 for an aggregate amount of PLN 2 600 thousand.

As Orbis Transport Sp. z o.o. discharged its commitments in October 2009, PKS Tarnobrzeg Sp. z o.o. applied for removal of the above mortgage encumbrance. The encumbrance was removed in November 2009.

Moreover, as at December 31, 2009 PKS Tarnobrzeg Sp. z o.o. had an ordinary contractual mortgage encumbrance established for the benefit of Maryland Real Estate Sp. z o.o. to secure refund of a down payment of PLN 3 000 thousand + VAT (PLN 3 660 thousand), received in connection with the sale of real property at 86 Sikorskiego street in Tarnobrzeg (without the Filling Station), and a registered pledge on a bus, to secure proper performance of the passenger transport contract, in the amount of PLN 52 thousand established for the benefit of gmina Padew Narodowa.

Owing to a floating interest rate on the majority of borrowings taken by the Companies forming the Group, the Companies are exposed to the risk of changes in cash flows resulting from fluctuations in interest rates. Information on risk management is provided in Note 30.2.

In 2009 interest rates were as follows:

- WIBOR 1M: 3.49 – 5.60
- WIBOR 3M: 4.14 – 5.84
- WIBOR 6M: 4.25 – 5.94
- WIBOR 1Y: 4.29 – 5.95

Unused credit lines of the Group amounted to PLN 78 419 thousand, of which:

- overdraft – PLN 53 419 thousand,
- short-term facility – PLN 25 000 thousand.

(all amounts in PLN thousands, unless otherwise stated)

By virtue of requirements of accounting standards (IAS 1), in 2009 the parent company Orbis S.A. was obligated to reclassify the investment facility from non-current to current liabilities as at December 31, 2009 in connection with high likelihood of breaching the terms of the Facility Agreement. Owing to the agreement that on January 23, 2010 the Management Board of Orbis S.A. executed with the syndicate of banks that finance the investment facility, facility covenants were set at new, more favorable levels. Consequently, the amount of PLN 188 million will be presented under non-current liabilities in the financial statements for the first quarter of 2010.

24. OTHER NON-CURRENT LIABILITIES

	As at Dec. 31, 2009	As at Dec. 31, 2008
Liabilities arising from purchase of related parties	0	292
Finance lease liabilities - current portion	13 998	1 819
Other	0	36
Other non-current liabilities, total	**13 998**	**2 147**

Finance lease liabilities are presented in Note 26.

25. PROVISIONS

	Provision for court litigations	Provision for restructuring costs	Other provisions for liabilities	Total provisions for liabilities
As at January 1, 2009	**1 451**	**2 072**	**1 691**	**5 214**
Provision recognised in the period	1	778	676	1 455
Provision used in the period	0	0	(1 420)	(1 420)
Provision reversed in the period	(20)	0	(594)	(614)
Presented under liabilities associated with assets classified as held for sale	(661)	(2 072)	(168)	(2 901)
As at December 31, 2009	**771**	**778**	**185**	**1 734**
Short-term - 2009	771	778	185	1 734
Long-term - 2009	0	0	0	0
Total provisions as at December 31, 2009	**771**	**778**	**185**	**1 734**

(all amounts in PLN thousands, unless otherwise stated)

	Provision for court litigations	Provision for restructuring costs	Other provisions for liabilities	Total provisions for liabilities
As at January 1, 2008	**1 536**	**306**	**807**	**2 649**
Provision recognised in the period	215	2 072	2 494	4 781
Provision used in the period	(246)	(306)	(179)	(731)
Provision reversed in the period	(54)	0	(678)	(732)
Adjustment for foreign exchange differences	0	0	(753)	(753)
As at December 31, 2008	**1 451**	**2 072**	**1 691**	**5 214**
Short-term - 2008	1 431	2 072	1 691	5 194
Long-term - 2008	20	0	0	20
Total provisions as at December 31, 2008	**1 451**	**2 072**	**1 691**	**5 214**

Information on provisions for pension and similar benefits is provided in Note 28.

Court litigations

The provision for court litigations has been set up predominantly for disputes with employees.

Restructuring

The provision for restructuring costs embraces predominantly the provision for termination benefits for Orbis S.A. employees of the Novotel Olsztyn, the hotel in which Orbis will discontinue its operating activities as of March 31, 2010, as well as the provision for termination benefits for employees of the Grand Łódź hotel that ceased to operate in 2009.

Other provisions

Other provisions were set up for shortfalls and compensations for former employees.

26. TRADE PAYABLES AND OTHER CURRENT LIABILITIES

The table below presents trade payables:

	As at Dec. 31, 2009	As at Dec. 31, 2008
Trade payables	56 248	81 573
of which: liabilities towards subsidiaries	*5 306*	*5 502*
Prepaid supplies	458	342
Total trade payables	**56 706**	**81 915**

(all amounts in PLN thousands, unless otherwise stated)

Other current liabilities are composed of the following items:

	As at Dec. 31, 2009	As at Dec. 31, 2008
Current liabilities	**16 389**	**21 468**
Taxes, customs duties, social security contributions and other benefits payable	9 929	10 857
Wages and salaries payable	1 456	1 617
Deposits received	1 672	2 242
Finance lease liabilities - current portion	2 188	2 018
Liabilities arising from purchase of related parties	0	1 404
Other liabilities	1 144	3 330
Accrued expenses and deferred income	**35 976**	**49 046**
Accrued expenses	20 280	22 918
obligations towards employees	10 555	12 726
franchise fees	515	0
public law liabilities	2 935	2 075
costs of non-invoiced supplies	5 908	6 985
commissions of travel agencies	20	32
other	347	1 100
Deferred income	15 696	26 128
advances and downpayments	14 111	24 249
other	1 585	1 879
Other current liabilities, total	**52 365**	**70 514**

Income tax liabilities are composed of the following items:

	As at Dec. 31, 2009	As at Dec. 31, 2008
Income tax liabilities to companies forming the tax group	0	26
Total income tax liabilities	**0**	**26**

FINANCE LEASE LIABILITIES OF THE LESSEE

Information on leased property, plant and equipment is presented in Note 9 to the consolidated financial statements.

Finance lease liabilities	As at Dec. 31, 2009	As at Dec. 31, 2008
Finance lease liabilities, including interest, due within:		
one year	3 147	2 204
from 1 to 5 years	10 534	1 957
more than 5 years	6 532	
Total finance lease liabilities	**20 213**	**4 161**
Less future interest	(4 027)	(324)
Total present value of liabilities - minimum lease payments	**16 186**	**3 837**

(all amounts in PLN thousands, unless otherwise stated)

Present value of liabilities - minimum lease payments	**As at Dec. 31, 2009**	**As at Dec. 31, 2008**
Structure of finance lease liabilities, due within:		
one year	2 188	2 018
from 1 year to 5 years	7 993	1 819
more than 5 years	6 005	0
Present value of liabilities - minimum lease payments, total	**16 186**	**3 837**

Operating lease liabilities presented off the statement of financial position are described in Note 26 to the financial statements.

The long-term portion of finance lease liabilities is presented in Note 24 to these consolidated financial statements as "Other non-current liabilities". The short-term portion of finance lease liabilities is presented in "Other current liabilities" (Note 26).

The average effective interest rate applied to settle finance leases in 2009 ranged from 5.58% to 7.24%.

27. ACCOUNTING BY LESSOR

Orbis Transport Sp. z o.o. is engaged in car leasing operations.

Gross finance lease receivables	**As at Dec. 31, 2009**	**As at Dec. 31, 2008**
Gross finance lease receivables, due within:		
one year	1 109	1 795
from 1 to 5 years	224	1 171
Gross finance lease receivables, total	**1 333**	**2 966**
Less future interest (unearned finance income)	(85)	(323)
Net investment in finance leases	**1 248**	**2 643**

Structure of net investment in finance leases	**As at Dec. 31, 2009**	**As at Dec. 31, 2008**
Structure of net investment in finance leases, due within:		
one year	1 030	1 545
from 1 year to 5 years	218	1 098
Net investment in finance leases	**1 248**	**2 643**

The long-term portion of finance lease receivables is presented in Note 15 to these financial statements as "Other financial assets". The short-term portion of finance lease receivables is presented in "Other current receivables" (Note 19).

The average effective interest rate applied in finance lease settlements stands at 13.80%.

(all amounts in PLN thousands, unless otherwise stated)

The net value of property, plant and equipment leased out under operating lease agreements is presented in the table below:

Property, plant and equipment under an operating lease (lessor)	As at Dec. 31, 2009	As at Dec. 31, 2008
Cost - activated operating lease	142 519	159 728
Accumulated depreciation at the beginning of period	(20 816)	(18 946)
Depreciation charge for the year	(19 422)	(19 671)
Net book amount at the end of period	**102 281**	**121 111**

Property, plant and equipment held under operating lease consist of passenger cars.

The Group's receivables presented off the statement of financial position, arising from operating lease are presented in the tables below:

Future operating lease receivables	As at Dec. 31, 2009	As at Dec. 31, 2008
Operating lease receivables, due within:		
one year	25 280	29 083
from 1 to 5 years	25 218	31 410
Total operating lease receivables	**50 498**	**60 493**

Receivables from purchase option	As at Dec. 31, 2009	As at Dec. 31, 2008
Receivables from purchase option, due within:		
one year	21 060	25 983
from 1 to 5 years	42 507	51 962
Receivables from purchase option, total	**63 567**	**77 945**

In the current period, the Group recognized PLN 32 701 thousand income from lease payments in the income statement. In 2008 the Group recognized lease payments income of PLN 30 793 thousand in the income statement. Income from lease payments is reported in the "Net sales of services" item.

(all amounts in PLN thousands, unless otherwise stated)

28. EMPLOYEE BENEFITS

	Jubilee awards	Retirement & disability benefits	Total liabilities
Present value of liabilities - as at January 1, 2009	**32 365**	**10 819**	**43 184**
Interest cost	1 780	556	2 336
Current service cost	1 507	438	1 945
Benefits paid	(3 924)	(801)	(4 725)
Actuarial gains/losses	(477)	535	58
Reduced/liquidated compensation scheme	(1 483)	(721)	(2 204)
Change of plan	(10 239)	(4 649)	(14 888)
Present value of liabilities - as at December 31, 2009	**19 529**	**6 177**	**25 706**
Carrying amount of liabilities - as at December 31, 2009	**19 529**	**6 177**	**25 706**
of which:			
Carrying amount of non-current liabilities	15 967	5 000	20 967
Carrying amount of current liabilities	3 562	1 177	4 739
Total future employee benefit expense recognized in the income statement	**(7 429)**	**(3 120)**	**(10 549)**

	Jubilee awards	Retirement & disability benefit obligations	Total liabilities
Present value of liabilities - as at January 1, 2008	**31 827**	**11 190**	**43 017**
Interest cost	1 839	647	2 486
Current service cost	1 609	456	2 065
Benefits paid	(3 944)	(1 146)	(5 090)
Actuarial gains/losses	1 034	(328)	706
Present value of liabilities - as at December 31, 2008	**32 365**	**10 819**	**43 184**
Carrying amount of liabilities - as at December 31, 2008	**32 365**	**10 819**	**43 184**
of which:			
Carrying amount of non-current liabilities	27 025	9 121	36 146
Carrying amount of current liabilities	5 340	1 698	7 038
Total amount of future employee benefit expense recognized in the income statement *	**4 482**	**775**	**5 257**

* including the amount of cost of future employee benefits of PLN 46 thousand, recognized in profit or loss, related to discontinued operations, presented in Note 6, under the "Staff costs" item.

All the above costs are recognized in profit or loss.

(all amounts in PLN thousands, unless otherwise stated)

Principal actuarial assumptions are presented below:

Principal actuarial assumptions	**2009**	**2010 and successive years**
- discount rate	5,50	5,50
- projected future growth in wages and salaries	2,50	3,00

At the time of calculation of the provision for jubilee awards and retirement benefit obligations, a sensitivity analysis was conducted. The analysis concerned the impact of the discount rate and planned increases in benefit assessment bases on the amount of the provision as at December 31, 2009.
If the applied financial discount rate were 0,75 percentage point lower than the adopted rate, the total amount of provisions would increase by PLN 1 110 thousand. On the other hand, if the applied discount rate exceeded the base rate by 0,75 percentage point, the amount of the provision would be lower by PLN 1 022 thousand.

The sensitivity analysis of projected growth in benefit assessment bases has shown that the adoption of a base 1 percentage lower would decrease the provision by PLN 1 427 thousand, whereas if the base were increased by 1 percentage point, the amount of the provision would go up by PLN 1 563 thousand.

Provision for retirement benefit and similar obligations:

Amounts of provisions for pension and similar benefits are measured on the basis of an actuarial valuation.

As at December 31, 2009, the amount of the provision was measured on an individual basis, separately for each employee.

The provision per employee is calculated based on an anticipated amount of retirement or disability benefit that the Company is obligated to pay under the Departmental Collective Labor Agreement and the Inter-Departmental Collective Labor Agreement, and after December 31, 2012 under the Additional Protocol to the Inter-Departmental Collective Labor Agreement. The established amount is discounted on an actuarial basis as at December 31, 2009. The discounted amount is reduced by the amounts of annual write-downs for the provision, discounted on an actuarial basis as at the same date, made by the Company to increase the provisions per employee.

The annual amounts of write-downs are calculated in accordance with the projected unit credit method.

The likelihood that a given person reaches retirement age as a Company employee was determined by using the competing risk method that takes into account the following risks:

- possibility of dismissal from job,
- risk of total incapacity to work,
- risk of death.

The likelihood that an employee will resign from work of his own accord was assessed using the distribution function, taking into account the statistical data of Orbis S.A. The likelihood that an employee will resign from work of his own accord depends on the employee's age and remains constant over each year of his work.

The risk of death was expressed in the form of latest statistical data from Polish life expectancy tables for women and men published by the Central Statistical Office as at the valuation date.

The likelihood that an employee will become a disability pensioner was assessed on the basis of the pttz2008 table.

(all amounts in PLN thousands, unless otherwise stated)

Provision for jubilee awards

Amounts of provisions for jubilee awards are calculated on the basis of valuations made by an actuary.

As at December 31, 2009 the provision was measured by an individual method, separately for each employee.

The calculation of an employee provision is based on an anticipated amount of jubilee awards that the Company is obligated to pay under the Departmental Collective Labor Agreement and the Inter-Departmental Collective Labor Agreement. and after December 31, 2012 under the Additional Protocol to the Inter-Departmental Collective Labor Agreement. The established amount is discounted on an actuarial basis as at December 31, 2009. The discounted amount is reduced by the amounts of annual write-downs for the provision, discounted on an actuarial basis as at the same date, made by the Company to increase the provisions per employee.

29. CONTINGENCIES

29.1 ISSUED AND RECEIVED GUARANTEES

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the end of the reporting period	Financial terms and other remarks
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the guarantee issued by the bank under Framework Agreement No. 5/2005 dated Dec. 6. 2005	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Feb. 9. 2012	2 000	Validity date corresponds to the guarantee validity date.
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the investment loan granted by the bank under Agreement No. 202-129/3/II/11/2005 dated Dec. 22. 2005	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Dec. 31. 2012	1 000	Validity date corresponds to the date of validity of declaration on submission to the enforcement procedure. the term of the surety is indefinite
Joint and several surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under a loan granted by the bank under the Short-Term Loan Agreement No. 2009/005 dated Jan. 30. 2009. as amended by Annex No. 1 dated March 3. 2009 and Annex No. 2 dated Dec. 29. 2009.	Société Générale SA Branch in Poland	Orbis Transport Sp z o.o. - subsidiary company	Feb. 15. 2011	30 000	Orbis SA committed to submit to the enforcement procedure up to PLN 30.000.000 by virtue of which the Bank may request that the bank writ of execution be declared enforceable until Feb. 28. 2011
Joint and several surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under a loan granted by the bank under the Working Capital Loan Agreement No. 1611022WS07120700 dated Jan. 31. 2008. as amended by Annex No. 3 dated Feb. 27. 2009.	Kredyt Bank SA	Orbis Transport Sp z o.o. - subsidiary company	Jan. 31. 2011	50 000	Validity date corresponds to the surety validity date. Orbis SA committed to submit to the enforcement procedure by virtue of which the Bank may request that the bank writ of execution be declared enforceable until Jan. 31. 2011
Surety for a blank promissory note without protest. issued by Polskie Biuro Podróży Orbis Sp. z o.o. as requested by SIGNAL IDUNA Polskie Towarzystwo Ubezpieczeń SA to secure recourse claims under the guarantee issued under the Agreement for Tourist Insurance Guarantee no. M 159373 entered into on Nov. 26. 2008	SIGNAL IDUNA Polskie Towarzystwo Ubezpieczeń SA	Polskie Biuro Podróży Orbis Sp. z o. o. - subsidiary company	Dec. 31. 2009	8 160	The guarantee is valid until Dec. 31. 2009. The Beneficiary may seek claims. if any. within up to 180 days following the last day of the guarantee validity: securities will be released by the Guarantor after expiry of the guarantee. unless a payment under the guarantee is made or in case the security needs to be used.
Joint and several surety for liabilities of the company Polskie Biuro Podróży Orbis Sp. z o.o. that may arise under a loan granted by the bank under the Short-Term Loan Agreement no. 2009/004 dated Jan. 28. 2009. Annex No. 1 dated August 28. 2009 and Annex No. 2 dated Dec. 29. 2009.	Société Générale SA Branch in Poland	Polskie Biuro Podróży Orbis Sp. z o. o. - subsidiary company	Apr. 15. 2010	18 000	Orbis SA committed to submit to the enforcement procedure up to PLN 18.000.000 by virtue of which the Bank may request that the bank writ of execution be declared enforceable until Apr. 30. 2010
		Total Orbis S.A.		**109 160**	

(all amounts in PLN thousands, unless otherwise stated)

Hekon Hotele Ekonomiczne S.A.

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the end of the reporting period	Financial terms and other remarks
Guarantee in respect of the facility of PLN 500 million	Bank Handlowy and Société Générale (lead organizers), BZ WBK Caylon (organizers)	ORBIS S.A.	7 years with 2 options of extension of maturity by another year	282 755	the guarantee covers 120% of the loan, i.e. max. PLN 600 million
		Total Hekon Hotele Ekonomiczne		**282 755**	

PKS Gdańsk Sp. z o.o.

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the end of the reporting period	Financial terms and other remarks
Security for the surety given by TUiR S.A. for the benefit of PKS Gdańsk Sp. z o.o.	TUiR S.A.	PKS Gdańsk Sp. z o.o.	Dec. 31, 2009	378	blank promissory note, PLN 100 thousand blocked on the bank account until mortgage is established on the real property; after establishment of the mortgage - assignment of rights under property insurance policy
		Total PKS Gdańsk		**378**	

Orbis Transport Sp. z o.o.

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the end of the reporting period	Financial terms and other remarks
Security for a promissory note issued to secure repayment of liabilities under the lease agreement with SG Equipment Leasing Polska Sp. z o.o.	SG Equipment Leasing Polska Sp. z o.o.	PKS Gdańsk Sp. z o.o.	Feb. 1, 2017	20 293	liabilities under the agreement no. 24444, a joint cap mortgage was established on the real property at 3 Maja 12 street in Gdansk up to the cap of PLN 11 516 thousand. Moreover, in connection with the execution of the lease agreement, the rights under an insurance policy covering the real property were assigned up to the value of PLN 1 048 thousand.
Security for a promissory note issued to secure repayment of liabilities under the lease agreement with SG Equipment Leasing Polska Sp. z o.o.	SG Equipment Leasing Polska Sp. z o.o.	PKS Gdańsk Sp. z o.o.	July 5, 2017	1 908	
Security by Orbis Transport for two promissory notes issued by Inter Bus as a security for repayment of liabilities on account of assignment contracts under two lease agreements executed on Dec. 21, 2006, between VFS Usł.Finans. Polska and Orbis Transport	VFS Usługi Finansowe Polska Sp. z o.o.	Inter Bus Sp. z o.o.	Jan. 11, 2010	67	Two blank promissory notes
		Total Orbis Transport		**22 268**	
		TOTAL Contingent liabilities		**414 561**	
		including surety for borrowings or guarantees issued within the Group:		411 561	

The likelihood of cash flows arising from contingencies cannot be reliably assessed.

(all amounts in PLN thousands, unless otherwise stated)

29.2 LEGAL CLAIMS

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
1. 1) Proceedings for declaration of invalidity of an administrative decision dated June 24, 1955 refusing to grant the former owners the right of temporary ownership of land of the real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue, Land and Mortgage Register no. 5021; 2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 declaring acquisition by Orbis S.A., by operation of law, of the right to perpetual usufruct of land of the real property located in Warsaw, at 24/26 Nowogrodzka str., constituting plot of land no. 3, with respect to the part thereof covered by the former mortgage register "Real property in the City of Warsaw under no. 5021".	unknown	1) Notification of the Housing and Municipal Development Office dated April 18, 2002 on pending proceedings for declaration of invalidity of an administrative decision 2) Notification of the Minister of Infrastructure dated February 4, 2008	1) Applicant: Andrzej Jacek Blikle and Helena Maria Helmersen - Andrzejewski; Opposing party: Minister of Infrastructure; Participant: Orbis S.A.; 2) Applicant (presently participants): Andrzej Jacek Blikle and Helena Maria Helmersen – Andrzejewski (presently legal successor Jan Warum dit Andrzejewski).	1) On August 26, 2005 the Voivodship Administrative Court dismissed Orbis S.A.'s appeal against the decision of the President of the Housing and Municipal Development Office which upheld the decision declaring invalidity of the administrative decision of the Presidium of the National Council dated June 24, 1955 refusing to grant the former owner the right of temporary ownership of land of the real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue. Orbis S.A. filed a last-resort (cassation) appeal against this decision with the Supreme Administrative Court, applying for revocation of the appealed judgment in full and for passing the case to be re-examined by the Voivodship Administrative Court. By virtue of the judgment of November 28, 2006, the Supreme Administrative Court dismissed the above-mentioned last-resort (cassation) appeal of Orbis S.A. This means that the application for granting the right of temporary ownership filed by former owners of the real property will be reconsidered. 2) In a pleading dated February 27, 2008, Orbis S.A. presented its position on the case on hand and pointed to absence of any legal grounds for determination of invalidity of the above mentioned decision concerning granting the right of ownership to Orbis S.A. In a letter dated May 19, 2008, the Minister of Infrastructure notified that the time-limit for considering the case had been set for December 31, 2008. At the same time, Orbis S.A. was served with a decision dated October 1, 2008 issued by the District Court for Warszawa-Mokotów, Land and Mortgage Registry Division, dismissing the application of Andrzej Blikle and Helena Helmersen Andrzejewski for entry of the claim for establishment of the right to perpetual usufruct. On January 6, 2009, Orbis S.A. was served with the decision of the Minister of Infrastructure dated December 24, 2008 declaring invalidity of the decision no. 447/91 of the Head of Warsaw Voivodship dated September 23, 1991 concerning granting of the right of ownership of the real property located in Warsaw at 24/26 Nowogrodzka street, described in the land and mortgage register no. KW 72550, to Orbis S.A., with respect to the part thereof covered by the former mortgage register "Real property in the City of Warsaw under no. 5021". In connection with this decision, on January 19, 2009 Orbis S.A. filed, within the time-limit prescribed by law, an application for the case to be reconsidered. On July 14, 2009, the Minister of Infrastructure issued a decision upholding the above decision dated December 24, 2008. On August 25, 2009 Orbis S.A. appealed against the decision dated July 14, 2009 with the Voivodship Administrative Court. In response to the appeal dated September 7, 2009, the Minister of Infrastructure motioned that the appeal be dismissed. In the decision dated October 14, 2009 the Voivodship Administrative Court refused to suspend enforcement of the appealed-against decision. By virtue of the appeal dated October 30, 2009 Orbis S.A. motioned that the above decision of the Voivodship Administrative Court be changed by way of suspending enforcement of the appealed-against decision or, possibly, that the decision of the Voivodship Administrative Court be revoked and the case passed to be reconsidered by the Court. By virtue of decision dated December 16, 2009, the Supreme Administrative Court dismissed the appeal of Orbis S.A The hearing set for March 23, 2010 was cancelled by the Court. Presently, Orbis S.A. awaits the date of the hearing to be set by the Voivodship Administrative Court in Warsaw. On March 9, 2010 Orbis S.A. sent to the Voivodship Administrative Court the appellant's pleading with extended conclusions and arguments supporting the appeal. On March 16, 2010, the attorney of participants in the proceedings sent the participants' pleading to the Voivodship Administrative Court stating their position on the case.
2. 1) Proceedings for granting the right of temporary ownership (presently: the right to perpetual usufruct of land) of land of the real property located in Warsaw at 26 Nowogrodzka str.,	unknown	1) Application dated September 14, 1948 for granting the right of	1) Applicants: Jan and Tadeusz Sławiński (presently, the heirs: Elżbieta	1) On January 14, 2005, the Voivodship Administrative Court rendered a judgment revoking the decision of the President of the Capital City of Warsaw refusing to establish the right to perpetual usufruct of land and the decision of the Head of Mazowieckie Voivodship upholding the above-mentioned decision of the President. The

(all amounts in PLN thousands, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Mortgage Register no. 1599 G. 2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning granting of the right of ownership of the real property located in Warsaw, at 24/26 Nowogrodzka str., to Orbis S.A. Forum Hotel in Warsaw, with respect to the part thereof covered by the Mortgage Register no. 1599 G		temporary ownership 2) Notification of the Minister of Construction dated November 20, 2006 (served on Orbis S.A. on December 4, 2006).	Sławińska and others) Participant: Orbis S.A. 2) Applicant: Joanna Kubiaczyk-Grodzka (one of heirs of Tadeusz Sławiński)	President of the Capital City of Warsaw, by virtue of the decision dated February 6, 2006, once again refused to grant the legal successors of the former owner the right to perpetual usufruct of land of the real property located at 26 Nowogrodzka street in Warsaw. Heirs of former owners appealed against the above-mentioned decision of the President of the Capital City of Warsaw. By virtue of the decision dated July 27, 2006, the Head of Mazowieckie Voivodship revoked the above decision of the President of the Capital City of Warsaw. By virtue of the decision no. 186/GK/DW/2008 dated March 31, 2008, the President of the Capital City of Warsaw refused to grant the right to perpetual usufruct to legal successors of the former owner. On April 21, 2004, the Applicants' attorney filed an appeal against the said decision of the President of the Capital City of Warsaw. The Mazowieckie Voivodship Office in Warsaw, State Treasury and Property Department, notified Orbis S.A. on September 8, 2008 that evidence had been collected in the case concerned. By virtue of decision dated October 23, 2008 the Head of Mazowieckie Voivodship upheld the above decision dated March 31, 2008. By virtue of decision dated March 4, 2009, the Voivodship Administrative Court suspended court proceedings initiated by an appeal filed by R.Sławiński, T.Szydłowska, J.Sławiński and E.Sławińska against decision of the Head of Mazowieckie Voivodship dated October 23, 2008 concerning refusal to grant the right to perpetual usufruct of land. By a decision dated July 2, 2009, the Voivodship Administrative Court decided to resume the suspended court proceedings. The hearing was held on November 20, 2009 and the Voivodship Administrative Court dismissed the appeal in its judgment rendered on the same day. In December 2009 the Voivodship Administrative Court served substantiation to the decision on Orbis S.A Heirs of former owners filed a last-resort appeal with the Supreme Administrative Court; a copy of the appeal was served on Orbis SA on March 18, 2010. 2) By virtue of the letter dated November 20, 2006, the Minister of Construction informed Orbis S.A. that Mrs. Joanna Kubiaczyk-Grodzka applied for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning granting of right of ownership of the real property located in Warsaw, at 24/26 Nowogrodzka str., to Orbis S.A. Forum Hotel in Warsaw, with respect to a part thereof covered by the Mortgage Register no. 1599 G. By virtue of the decision dated January 22, 2007, the Minister of Construction refused to declare invalidity of the above decision of the Head of the Warszawskie Voivodship dated September 23, 1991, rectified by decisions dated January 9, 1992, December 23, 1993 and November 27, 2006. The above decision of the Minister of Construction dated January 22, 2007 is final. On November 12, 2009 the Company received this decision, certified as final and binding. The case is closed.
3. Proceedings for reimbursement (proportionately to the held share in ownership) of necessary expenditure incurred by Orbis S.A. in respect of the tenement house at 11 Pijarska street in Kraków	PLN 1 541 346.56	Statement of claim dated November 29, 2004	Plaintiff: Orbis S.A., Defendants: S. Marczak, P. Marczak, G. Marczak, A. Marczak, M. and A. Marczak, I. Kuc, E. Ciapała, J. Tabor,	The case pending before the District Court in Bydgoszcz. The application of Orbis S.A. for issue of a decision to secure the claim by establishment of a mandatory mortgage up to the amount of PLN 1 541 346 on the real property located at 11 Pijarska street was seconded by the Court. The Court served to Orbis. S.A. attorney a notification dated February 14, 2008 stating that "as a result of examination of remedy at law" the Court entered the above mandatory mortgage in the Land and Mortgage Register. On June 26, 2007, another trial was held during which the Defendants' attorney submitted a copy of the court expert's opinion (eng. Enger) pertaining to the case referred to above. The Plaintiff's attorney stated that the submitted copy of the court expert's opinion had been questioned in the case referred to above. On April 28, 2008, the Court heard the court expert, Wiesław Foger, who admitted, in response to Orbis S.A. objections, that he did not have knowledge concerning cost estimation of construction works. In consideration of the above and former objections to the opinion, Orbis S.A. applied for determination that the opinion of the court expert W. Enger is unreliable, and for adoption of the opinion of a new court expert, appointed in the case described above. On November 19, 2008, a hearing was held during which the Court acquainted itself and the Defendants with the Opinion of the court expert R. Mucha, submitted by Orbis

(all amounts in PLN thousands, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				S.A., relating to the case described above. The Court set a 21-day time-limit for the Defendants to file a written position on the Opinion and to pose specific questions to the court expert, and decided to hear the expert within the frame of legal assistance. On May 21, 2009, the expert, eng. Mucha, was heard by the Court in Kraków acting on the order of the Court in Bydgoszcz. During the hearing held on December 2, 2009 the Court established, based on files of the case pending before the Court in Kraków (that ended with a final and binding judgment in April 2009) that had been delivered for evidential purposes, that the claim of Orbis S.A. against the Marczaks and others was accepted and satisfied by the Court in Kraków by way of deducting the due amount from compensation sought by them, i.e. the parties' accounts were settled. Under such circumstances, the Court in Bydgoszcz assumed that the dispute between the parties was terminated, especially that neither party filed an appeal in the case pending in Kraków. However, in order to consider all procedural aspects of closed litigation, the Court deferred announcement of its decision until December 16, 2009. By virtue of decision dated December 18, 2009, the Court discontinued proceedings pursuant to Article 355.1 of the Code of Civil Proceedings and deemed any further proceedings "unnecessary", in view of the settlement made between the parties. On January 25, 2010 the District Court in Bydgoszcz served on Orbis S.A. a copy of decision discontinuing proceedings with justification. In this decision, the Court charged Orbis S.A. with costs of proceedings totaling PLN 14,434. As such a decision was considered unjust and the amount of awarded costs was deemed excessively high, on January 31, 2010 an appeal was filed against the part of the decision that concerns awarded costs. No ruling of the Court of Appeals in Gdańsk competent to consider the appeal has been received by April 19, 2010. This case is defended by Attorney Janusz Nowiński acting on behalf of Orbis S.A.
4. Application for declaration of acquisition by operation of law of the right to perpetual usufruct of land located in Kraków at Marszałka F. Focha Avenue, district no. 14, Kraków-Krowodrza Pólwsie Zwierzynieckie, composed of a part of the plot of land no. 180/4, covering former cadastre plots nos. 1816/45, 1816/52, 1816/64, 1816/66, entered in the land and mortgage register KR1P/00212704/9 as at the date of the application, and formerly entered in the land and mortgage register no. 49300 on December 5, 1990, together with the right of ownership of the building developed thereon pursuant to Article 200 of the Real Property Management Act.	unknown	Application dated November 27, 2008	Applicant: Orbis S.A.	Since the decision of the Head of Krakowskie Voivodship dated February 19, 1993 was pronounced partly invalid, Orbis S.A. applied to the Head of Małopolskie Voivodship for a new decision concerning the perpetual usufruct. On October 27, 2009 the Head of Małopolskie Voivodship issued a decision declaring acquisition by operation of law, as of December 5, 1990 of: 1) the right to perpetual usufruct of land of the State Treasury, located in Kraków-Krowodrza, district no. 14, forming part of the plot of land no. 180/4, that corresponds to former I cat. plots nos. 1816/45, 1816/52, 1816/66, 1816/64, and (2) the ownership title to a part of the hotel building „Cracovia", entirety located on the plot of land no. 180/4. The case is closed.
5. Proceedings for handing over of real property located in Warsaw, in the district of Wilanów, at 27 St.Kostki Potockiego str., marked as the plot of land no. 21/1 with an area of 4397 sq.m.	The Plaintiff determined the value of litigation at PLN 5 000 000, as the value of real property or, alternatively, at PLN 377 433 which corresponds to the 3-month lease rent due for this type of real property	Statement of claim dated September 29, 2005	Plaintiff: State Treasury, represented by the Office of the Capital City of Warsaw, Defendant: Orbis S.A.	In the reply to the statement of claim, Orbis S.A., applied for dismissal of action in view of the title to the real property held by Orbis S.A., contrary to the allegations of the statement of claim, and confirmed by a decision issued by a relevant authority in 1989, stating that the real property at dispute had been transferred to be administered by the Company's legal predecessor - P.P. „Orbis". On November 20, 2007, a judgment dismissing the State Treasury's action was rendered. On December 17, 2007, the President of the Capital City of Warsaw, representing the State Treasury, filed an appeal against the above judgment of the Court of first instance. In response to the appeal, Orbis S.A.'s attorney filed for dismissal thereof, challenging substantive allegations of the appeal derived from the provisions of the Real Property Management Act of 1997, i.e. that the Defendant Orbis S.A. based its legal title to the real property at dispute on the decision issued pursuant to the Act of 1985 on Land Management and Real Property Expropriation, which decision established the right of administration in favor of its legal predecessor P.P. Orbis, which the Court of First Instance stated legitimately in justification to its judgment.

(all amounts in PLN thousands, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				On September 4, 2009, an appellate hearing was held before the Court of Appeals in Warsaw, during which the Court issued a decision suspending appellate proceedings until final resolution concerning the ownership title to the real property concerned in administrative proceedings. As at March 30, 2009, the status of the case pending before the Court of Appeals has not changed – the proceedings are suspended. Administrative proceedings initiated by heirs of the former owner Adam Branicki for reinstatement of the real property are currently pending before the Head of Mazowieckie Voivodship, i.e. the authority of first instance. On January 9, 2009 a decision of the Minister of Agriculture dated January 5, 2009 was delivered to the address of the Novotel Centrum Branch in Warsaw. In the decision the Minister supported the reasons for Mrs. Anna Branicka-Wolska's complaint about protracting duration of proceedings, and set an additional time-limit until February 28, 2009 for the Head of the Mazowieckie Voivodship to resolve this matter and requested an explanation of the delay. The matter was not resolved within the set time-limit. However, on March 6, 2009 the Branch was served with a letter of the Head of Mazowieckie Voivodship dated February 27, 2009 explaining, among others, that documents collected to date are missing certain particulars, i.e. the boundaries of the former landed real property "Kolonia Adamówka Wilanowska Dz. 15" that were not identified in the pending proceedings (the plot of land concerned forms part of this real property), and therefore the Office ordered a geodetic survey to determine the exact area of the real property. By a letter dated Aril 27, 2009, the Mazowieckie Voivodship Office set the date of issue of the decision concerning property restitution claim by heirs of the former owner of the real property to be 1 month from the date of assembling the evidence, i.e. submission of the requested documents from archives and the preparation of a geodetic survey to determine the exact area of the former land property, from which the disputable plot of land on which the Wilanów restaurant is located was separated. In a letter delivered on November 12, 2009, the Office informed that evidence had been collected and that the parties may get familiar with it and submit explanations, applications and evidence. Another party to the proceedings applied for hearing further evidence concerning the surface area of the real property "Kolonia Adamówka Wilanowska dz. 15" This application was approved, the date of hearing a witness (a person who prepared the geodetic study concerning the surface area of the plot as at the date of entry into force of the Decree on the Agrarian Reform. W rozprawach administracyjnych w dniach 18.12.2009 roku i 05.01.2010 roku uczestniczyli pełnomocnicy: wnioskodawców – spadkobierców dawnego właściciela nieruchomości, uczestników postępowania: Orbis S.A. oraz Muzeum Pałac w Wilanowie, przedstawiciele Urzędu oraz biegli autorzy opinii technicznej wykonanej na zlecenie Urzędu na koszt uczestnika postępowania Muzeum Pałac w Wilanowie. Z przesłuchania biegłych na rozprawie w dniach 18.12.2009 r. oraz 05.01.2010 r. został sporządzony i doręczony uczestnikom postępowania protokół, który zawiera szczegółowe wyjaśnienia biegłych odnośnie zawartych w ich opinii ustaleń co do przebiegu granic dawnej nieruchomości, oznaczonej jako „Kolonia Adamówka Wilanowska dz.15", (część tej nieruchomości stanowi działka na której znajduje się restauracja „Wilanów"). Biegli wyjaśnili, że wobec braku w księgach wieczystych mapy oraz danych co do powierzchni dawnej nieruchomości, w opinii oparto się na badaniach dokumentów znajdujących się w Państwowym Zasobie Geodezyjnym i Kartograficznym, na których oparte jest założenie ewidencji gruntów i budynków na tym terenie. Na rozprawie w dniu 05.01.2010 r. pełnomocnik wnioskodawców złożył pisemne oświadczenie, w którym poinformował m.in., że reprezentowana przez niego strona nie będzie dochodziła od Orbis S.A. odszkodowania z tytułu użytkowania przedmiotowej nieruchomości. Oświadczenie stanowi załącznik do protokołu z rozprawy, dodać jednak należy, że oświadczenie nie zostało poparte stosownym pełnomocnictwem spadkobierców Adama Branickiego upoważniającym do zrzeczenia się w ich imieniu roszczeń. Postanowieniem z dnia 04.02.2010 r. organ prowadzący postępowanie odmówił Muzeum Pałac

(all amounts in PLN thousands, unless otherwise stated)

Legal claims – description	**Value of the litigation**	**Date of launching the legal proceedings**	**Parties to the proceedings**	**Company's stance**
				w Wilanowie zawieszenia postępowania administracyjnego w związku z podniesioną przez tego uczestnika okolicznością, że przed Trybunałem Konstytucyjnym toczy się aktualnie postępowanie, w sprawie pytania prawnego Wojewódzkiego Sadu Administracyjnego w Warszawie, o stwierdzenie, czy orzekanie trybie administracyjnym na mocy § 5 rozporządzenia Ministra Rolnictwa z 01.03.1945 r. w sprawie wykonania dekretu o reformie rolnej (w oparciu o ten przepis toczy się aktualne postępowanie przez Wojewodą Mazowieckim) jest zgodne z art. 92 ust. 1 Konstytucji RP. Na to postanowienie pełnomocnik Muzeum Pałacu w Wilanowie wniósł w dniu 15.02.2010 r. zażalenie do Ministra Rolnictwa i Rozwoju Wsi, które dotychczas nie zostało rozpoznane. Należy dodać, że postanowieniem z dnia 01.04.2010 r. Trybunał Konstytucyjny kwestię postawionego mu pytania prawnego rozstrzygnął w ten sposób, że umorzył postępowanie stwierdzając, iż przepisy rozporządzenia z dnia 01.03.1945 r. w sprawie wykonania dekretu o przeprowadzeniu reformy rolnej (w tym kwestionowany § 5 tegoż rozporządzenia) utraciły moc obowiązującą z chwilą zakończenia w latach 50-tych XX wieku działań związanych z przeprowadzeniem reformy rolnej. W ocenie Trybunału Konstytucyjnego roszczenia o zwrot bezpodstawnie odebranych na podstawie dekretu nieruchomości winny być rozpoznawane w postępowaniach sądowych. Postanowienie TK nie jest wiążące, jego uzasadnienie stanowi wyłącznie interpretację przepisów dokonaną przez TK, do której jednak zobowiązany będzie odnieść się Urząd Wojewody Mazowieckiego przy rozpatrzeniu wniosku Rodziny Branickich o zwrot nieruchomości. Wysoce prawdopodobnym skutkiem orzeczenia TK może być umorzenie postępowania administracyjnego. Sprawa w toku. On behalf of Orbis S.A., this case is defended by attorney Zofia Marcinkowska.
6. Proceedings for restitution of expropriated real property comprising I cat. plots nos. 178/4 with the area of 82 sq.m., 178/3 with the area of 75 sq.m., 178/5 with the area of 299 sq.m., 193/5 with the area of 583 sq.m. (concerns parts of plots with current nos. 329/2, 330/3 and 330/7 in Kraków)		Notification of the Office of the City of Kraków, City Treasury Department (received by Orbis S.A. on October 3, 2008)	Applicants: H. Białczyński, E. Lende, A. Dziedzic, J. Dziedzic, J. Białczyński, C. Białczyński, S. Białczyński, J. Pyjos, M. Zając, A. Garwolińska, B. Bielenin	The applicants applied for restitution of expropriated real property. In the course of proceedings, acting on the motion dated November 17, 2008 filed by the applicants, the President of the City of Kraków once again suspended, in its decision dated March 25, 2009, proceedings in the case for restitution of part of plots of land currently numbered 329/2, 330/3 and 330/7. The proceedings were suspended until the application of Mrs. E. Lenda dated November 3, 2008 for termination of the agreement for perpetual usufruct (the application should be for expiry of perpetual usufruct) of the plots is considered. After following an explanatory procedure, the Real Property Department of the State Treasury did not find grounds for expiry of the perpetual usufruct. However, proceedings continue to be suspended because they were suspended on the application of a party to the proceedings. The case is defended by Attorney Ryszard Błachut.
7. Application for declaration of invalidity of an administrative decision of the Presidium of the National Council of the Capital City of Warsaw dated March 16, 1967 concerning refusal to grant to the owners the right of temporary ownership to the land of the real property located in Warsaw, at 29 Nowogrodzka str. (presently 27 Nowogrodzka str.), mortgage no. 1618L, with respect to the plot of land no. 31, section 5-05-02. The plot of land no. 31 has an area of 2230 m2, the proceedings most probably concern the area of approx. 365 m2.	unknown	Notification from the Ministry of Infrastructure dated February 17, 2009 served on Orbis S.A. on February 26, 2009 informing about pending proceedings for declaration of invalidity of the administrative decision.	Applicants: Ludmiła Paderewska and Stanisław Wodek Opposing party: Minister of Infrastructure Participant: Orbis S.A.	By virtue of the letter dated February 17, 2009 the Minister of Infrastructure informed that the date for considering the case had been set for August 31, 2009. In the near future Orbis S.A. will submit its position regarding this case to the Office. In a letter dated August 26, 2009 the Minister of Infrastructure informed that entire evidence had been collected in the case on hand and the recommended time-limit for considering the case was deferred until January 15, 2010. This time-limit was not met. No further information is available on this case.
8. 66 actions initiated by employees of the Vera Hotel Branch in Warsaw for payment of monthly bonuses for the period 2003 – 2005. Employees base their claims on differences between provisions of the Inter-Departmental Collective Labor Agreement for Orbis S.A. Employees and internal pay regulations in effect in the	The total amount of claims is approx. PLN 776 thousand.	First statements of claim were filed in July 2006	Plaintiffs: 66 employees of the Vera Hotel Branch in Warsaw, Defendant: Orbis S.A. Vera Hotel Branch in Warsaw	The Vera Hotel Branch in Warsaw applies for dismissal of all the actions brought by employees. Some cases have been suspended. Orbis proposed that the employees enter into amicable agreements on terms and conditions resulting from judgments rendered by courts of first instance that partially seconded the employees claims. All the cases have been resolved. Employees' claims have been satisfied in approx. 20%.

(all amounts in PLN thousands, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Branch which acts as an independent employer.				
9. An application for declaring that the revalued amount of the fee for perpetual usufruct of land in Pawia str. in Kraków is unjustified.	PLN 417,354.33	Application to the Self-Government Appellate Board dated Nov. 27, 2009.	Applicant: Orbis S.A. Participant: President of the City of Kraków	Application of Orbis S.A. to the Self-Government Appellate Board in Kraków for declaring that the revalued amount of the fee for perpetual usufruct of land in Pawia str. in Kraków is unjustified. No new developments in the case.

30. OBJECTIVES AND PRINCIPLES OF FINANCIAL RISK MANAGEMENT

30.1 FINANCIAL RISK MANAGEMENT POLICY

The main areas of risk to which the Orbis Group is exposed include foreign exchange risk and interest rate risk, resulting from money and capital markets' volatility, reflected in the statement of financial position and in the income statement.
The Group pursues a uniform policy of financial risk management and permanent monitoring of risk areas, using available strategies and mechanisms aimed at minimizing the negative effects of market volatility and securing cash flows.
The Group attempts to avoid the unnecessary financial risk (defined as cash flows volatility) and restrain the risk related to money and capital market volatility. This objective is implemented using methods described below. Exposure to additional risks not related to the accepted business operations is deemed improper.
The risk management policy and strategy are defined and monitored by the Management Board of Orbis S.A. Current responsibilities in the area of risk management are dealt with by special units established for this purpose in Orbis S.A. and the Group companies.

30.2 INTEREST RATE RISK

The Group companies are exposed to the risk of changes in short-term interest rates on variable-rate debt as well as to changes in long-term interest rates in the event a new debt is incurred or the existing debt is refinanced.

Interest rate risk as at the end of 2009 concerns the borrowings. The risk relates to a possible change of interest rates at consecutive accruals of interest on the liabilities and is directly related to frequency of accrual of the same. The following table presents liabilities encumbered with the risk as at December 31, 2009 per maturity, showing frequency of possible changes of interest rates.

Borrowings	up to 6 months	6-12 months	1- 5 years	above 5 years
Bank Handlowy w Warszawie SA and Société Générale SA Branch in Poland (Lead Organizers) and Bank Zachodni WBK SA and Calyon (Organizers)	282 755	0	0	0
Kredyt Bank S.A.	14 121	0	0	0
Société Générale	22 964	0	0	0
Total liabilities with interest rate risk	**319 840**	**0**	**0**	**0**

Interest rates applicable to the existing debt of the Group are listed in Note 23 "Borrowings".

The Group analyzes interest rates sensitivity. The analysis is based on actual interest rates applicable to drawn borrowings taking into account changes from the date of their coming into force. The Group tests impact of changes of interest rates on its income statement. Based on results of the simulations, increase/decrease of interest rates by 10 p.p. could decrease / increase net consolidated result of the Group as at December 31, 2009 maximally by approx. PLN 715 thousand.

30.3 CURRENCY RISK

The risk of changes in foreign exchange rates in 2009 (primarily EUR) is important for the Group companies due to:

- entering, within the framework of ordinary operating activities, into contracts related to the sale of hotel services, a part of which is denominated in foreign currencies; moreover, supply-related purchases may also be effected in foreign currencies;
- execution, within the framework of investing activities, of contracts implemented or denominated in foreign currencies, mainly EUR;
- incurring foreign currency borrowings or borrowings denominated in a foreign currency.

The presentation currency of the Group is the Polish Zloty (PLN). The only Group company whose functional currency is not the Zloty is UAB Hekon (LTL). The functional currency of other Group companies is the Zloty.

In order to reduce the risk of its currency exposure, the Group seeks first of all to use natural hedging mechanisms. Furthermore, derivative instruments, such as forwards, swaps and options, are used for the purpose of managing risk.

In 2009 the Group did not use any derivative instruments to curb the currency risk. The Group does not apply hedge accounting and it does not use any financial instruments for speculative purposes.

The Group monitors exchange rates of EUR, CHF, USD and GBP and analyzes potential impact of changes in the exchange rate on its turnover. The analysis is based on average exchange rates published by NBP for every quarter and revenues priced in a foreign currency. According to our estimates, an increase / decrease of EUR exchange rate by PLN 0.1 could result in an increase / decrease of revenues from the sale of services by approximately 1%. Differences produced by the same change in the value of CHF and GBP are insignificant for all sales revenues of the Group.

30.4 PRICE RISK

In its operations, the Group is exposed to the following price risk factors:

- competition – hotel market in Poland is marked by a high growth in the number of rooms that were rendered operational in recent years, thus bringing about a pressure on prices of hotel services. The travel agency market is highly fragmented, which intensifies competition in this segment, particularly in the area of outgoing tourism. There are numerous companies providing long and short-term car lease services. They compete on prices and range of services. Competition on international coach transport services depends on the country of destination,
- market environment in Poland and globally – economic development stimulates growing interest in hotel, transport and tourist services due to a higher number of business trips and increasing willingness of tourists to travel,
- exchange rates - the EUR/PLN, CHF/PLN, USD/PLN and GBP/PLN exchange rate represents a significant factor of price risk in hotel operations, and incoming and outgoing tourism. Low rate of exchange of EUR against the Polish currency translated into a drop in PLN-denominated revenues from hotel operations and short-term car rentals,
- fuel prices – fuel prices constitute a risk factor for international passenger traffic services.

Price risk is minimized by implementation of an active room availability and price management (yield management). It is not possible to forecast the impact of the above risk on the financial results of the Group.

30.5 CREDIT RISK

The credit risk to which the Group is exposed may result from:

- credit risk following from credit reliability of financial institutions (banks, brokers), parties to security agreements or security agents
- creditworthiness of entities whose securities the Group purchases or invests in,
- creditworthiness of corporate clients which, however, does not require the application of special transaction hedges, apart from monitoring of business partners from the point of view of their credit ratings, owing to the absence of any significant concentration of credit risk and large share of relatively small transactions in total turnover,

To minimize this risk, the Group cooperates with reputable banks with good financial standing and invests in bonds and certificates of deposit of large entities enjoying strong financial standing (with assigned rating and guarantees). In the assessment of the Group, the risk related to its clients does not differ from the average credit risk on the Polish market.

The following table presents ratings of banks that provide its services to the Group:

Rating	**Bank**							
	Calyon S.A. Branch in Poland	Bank Handlowy w Warszawie S.A.	Bank Pekao S.A.	Deutsche Bank AG	Bank Millenium S.A.	Bank Zachodni WBK S.A.	PKO BP S.A.	Société Générale S.A.
Fitch ST	F1+		F2	F1+	F1+	F2		F1+
S&P ST	A-1+		A-2	A-1				A-1
Moody's ST	Prime-1	short-term local currency deposits: Prime-2, short-term foreign currency deposits: Prime-2	P-1	P-1	P-3	P-2	P-1	P-1
Fitch LT	AA-	outlook for financial strength rating: negative	A-	AA-	A	BBB+		A+
S&P LT	AA-		A-	A+			BBBpi	A+
Moody's LT	Aa3	long-term local currency deposits: Baa1, long-term foreign currency deposits: Baa1	A2	Aa1	Baa2	Baa2	A2	Aa2
Moody's		Financial strength:D+	Financial strength:C-	Financial strength:B	Financial strength:D	Financial strength:D+	Financial strength:C-	Financial strength: C+
Fitch Ratings			Support rating:1	Support rating:1	Support rating:1	Support rating:3	Support rating:2	Support rating: 1

Banks which cooperate with Group and amounts of borrowings as at December 31, 2009 are described in Note 23 "Borrowings".

It is not possible to forecast the impact of the risk's increase on financial results of the Group.

(all amounts in PLN thousands, unless otherwise stated)

30.6 *LIQUIDITY RISK*

The Orbis Group hedges liquidity through external long-term borrowings and by credit lines on current accounts.

The Orbis Group has overdrafts totaling PLN 78 419 thousand. In case of large investment projects included in the Group's development strategy, the Group uses a credit line.

Temporarily disposable cash is invested in safe short-term debt securities, repo transactions and bank deposits with maturity dates ranging from 1 day to 3 months.

The Group monitors financial liquidity on the basis of the debt-to-equity ratio and current ratio.
The debt-to-equity ratio is calculated as a quotient of total debt and total equity and liabilities.

As at the end of 2009 the debt-to-equity ratio decreased, predominantly due to the repayment of a subsequent installment of the investment facility by Orbis S.A.

The current ratio is calculated as a quotient of current assets and current liabilities.
The current ratio is low. As at December 31, 2009 the Orbis Group reports net current liabilities in the amount of PLN 285 million. In the opinion of the Management Board of the parent company of the Orbis Group financial liquidity is secure in view of the fact that the amount of PLN 14 million of current liabilities represents received prepayments for tourist and hotel services, which will in future increase the revenue and consolidated profit of the Group. Moreover, property, plant and equipment classified as held for sale comprise means of transport that have been rendered inoperational within the frame of short-term rental and leases; the value of these means of transport is over PLN 6 million and these assets are relatively liquid. Furthermore, the level of unused credit lines in the Group stood at PLN 78 million (more information is provided in Note 23). Also, PLN 188 million posted under borrowings is a future non-current liability that the parent company Orbis S.A. was obligated to reclassify temporarily to current liabilities pursuant to the requirements of accounting standards (IAS 1). By virtue of an agreement executed in 2010 with the syndicate of banks that finance the long-term facility, the above amount will be presented in non-current liabilities already in the financial statements for the first quarter of 2010. After elimination of the above amounts, the current ratio exceeds 1.0. and reaches a value that guarantees security.

	As at Dec. 31, 2009	As at Dec. 31, 2008
Total debt	522 926	689 279
Total equity	2 355 477	2 496 037
Debt-to-equity ratio	**22,20%**	**27,61%**

	As at Dec. 31, 2009	As at Dec. 31, 2008
Current assets	127 330	238 724
Current liabilities	412 420	314 843
Current ratio	**0,31**	**0,76**

(all amounts in PLN thousands, unless otherwise stated)

The Group forecasts future cash flow from financial liabilities. The forecast takes into account financial liabilities existing as at the date of preparation of the financial statements. Interest rates applicable as at December 31, 2009 are assumed for future interest periods. Interest and borrowing installments are classified in accordance with their maturity dates.

	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Borrowing costs	121 736	222 357		
Trade payables expenses	56 706			
Other liability expenses	52 365	5 476	5 058	6 532
Total expenses	**230 807**	**227 833**	**5 058**	**6 532**

The above amounts are presented at gross (undiscounted) values.

31. FUTURE CAPITAL COMMITMENTS

As at December 31, 2009, Orbis S.A. was bound by non-invoiced capital commitments under executed contracts amounting in total to PLN 43 666 thousand. The most substantial amount, PLN 40 million, concerns one Novotel hotel. The remaining amount concerns executed contracts for modernization of existing hotels.

As at the end of the reporting period, the Orbis Transport Group had future contractual commitments amounting to PLN 3 889 thousand arising from orders placed by the parent company for purchase of vehicles related to future lease contracts.

32. RELATED PARTY DISCLOSURES (TRANSACTIONS)

Within the meaning of IAS 24, parties related to the Group include members of the managing and supervising staff and close members of their families, non-consolidated subsidiaries and associates listed in Note 1.4.2 as well as Accor S.A. (significant shareholder) and its related parties.

In the period covered by the financial statements of the Group, the following major related party transactions were executed:

Accor Polska Sp. z o.o. and other Accor Group companies

	revenues	expenses	receivables	payables	investment expenditure	prepayments - investment expenditure	major items
2009	1 454	20 085	418	5 305	3 570	0	licence fee, management, access to the reservation system, use of IT applications, guarantee fee, investments
2008	1 933	20 415	525	5 445	8 044	1 267	licence fee, management, access to the reservation system, use of IT applications, guarantee fee, investments

No transactions involving transfer of rights and obligations, either free of charge or against consideration, were executed between the Group and related parties:

- members of the Management Board or Supervisory Board of Orbis S.A.,
- spouses, next-of-kin or relatives of the first and second degree of members of the Management and Supervisory Board of Orbis S.A., its subsidiaries and associates,
- persons linked by a relation of guardianship, adoption or custody with members of the Management and Supervisory Board of Orbis S.A., its subsidiaries and associates.

(all amounts in PLN thousands, unless otherwise stated)

32.1. REMUNERATION OF MEMBERS OF GOVERNING BODIES OF THE ISSUER

	Orbis S.A.	subsidiaries, affiliates and associates
Management Board and Attorneys-in-Fact		
Jean-Philippe Savoye	1 019	34
Ireneusz Węgłowski	682	117
Yannick Yvon Rouvrais	701	211
Marcin Szewczykowski	707	303
Supervisory Board		
Claude Moscheni	51	0
Jacek Kseń	46	0
Erez Boniel	53	0
Christian Karaoglanian	35	0
Artur Gabor	43	0
Elżbieta Czakiert	43	0
Jarosław Szymański	43	0
Andrzej Procajło	43	0
Yann Caillère	21	0
Marc Vieilledent	25	0
Michael Flaxman	25	0
Christophe Guillemot	28	0

32.2. SALES OF GOODS AND SERVICES

The following values concern subsidiaries and associates which are not consolidated, specified in Note 1.1.4, Orbis Casino Sp. z o.o., consolidated using the equity method, and Accor S.A.

	2009	2008
Net sales of services	**6 064**	**9 342**
- to the companies of the the Accor Group	2 400	5 138
- to subsidiaries	58	487
- to associates	3 606	3 717
Total sales	**6 064**	**9 342**

(all amounts in PLN thousands, unless otherwise stated)

32.3 PURCHASES OF GOODS AND SERVICES

The following values concern subsidiaries and associates which are not consolidated, specified in Note 1.1.4, Orbis Casino Sp. z o.o., consolidated using the equity method, and Accor S.A.

	2009	2008
Purchases of services	**25 828**	**18 951**
- from the companies of the Accor Group	25 815	18 925
- from the subsidiaries	13	26
Cost of purchase of goods and services	**25 828**	**18 951**

32.4. BALANCES ARISING FROM RELATED PARTY TRANSACTIONS

	As at Dec. 31, 2009	As at Dec. 31, 2008
Trade receivables	**1 071**	**1 091**
- from the companies of the Accor Group	926	948
- from subsidiaries	117	109
- from associates	28	34
Other receivables	**252**	**1 169**
- from the companies of the Accor Group	0	1 166
- from subsidiaries	252	0
- from associates	0	3
Total receivables	**1 323**	**2 260**
Trade payables	**5 306**	**5 502**
- to the companies of the Accor Group	5 306	5 502
Other payables	**0**	**459**
- to the companies of the Accor Group	0	459
Payables to the tax group	**0**	**26**
- to subsidiaries	0	26
Total payables	**5 306**	**5 987**

No impairment loss was recognized on the presented receivables in the period under analysis.

33. EVENTS AFTER THE REPORTING PERIOD

- **Orbis S.A.** - On January 6, 2010 the Company executed a transaction of sale of all shares held in the subsidiary company PBP Orbis Sp. z o.o. The parties to the contract are Orbis S.A. as the seller, and Central European Tour Operator (CETO), as the buyer. Pursuant to the contract, on the contract execution date the buyer acquired 47% shares in PBP Orbis Sp. z o.o. The remaining 48.08% shares will be acquired provided that the President of the Office of Competition and Consumer Protection gives approval for making concentration (see: current report no. 1/2010). In February, Central European Tour Operator (CETO) was given approval to purchase 95.08% of Orbis Travel shares. (www.uokik.gov.pl/aktualności "Four approvals" - press release dated February 23, 2010). On March 26, 2010 Orbis S.A. received a notice from PBP Sp. z o.o. according to which the last of the conditions envisaged in the contract dated January 6, 2010, preceding the closure of the sale transaction of the remaining 48.08% of shares held by Orbis S.A., has been fulfilled. Therefore, considering that the buyer acquired 47% of shares in PBP Orbis Sp. z o.o. on the date of signing the above-mentioned contract, all the shares held by Orbis S.A. in the share capital of PBP Orbis Sp. z o.o. have been transferred to Central European Tour Operator SARL by virtue of the above-mentioned contract dated January 6, 2010 (see: current report no. 6/2010). On March 29, 2010 Orbis S.A. and Central European Tour Operator SARL signed a final agreement to confirm the closing of the above-mentioned contract and the transfer to the Central European Tour Operator SARL, on March 25, 2010, of all the 95.08% of shares in the share capital of PBP Orbis Sp. z o.o. acquired from Orbis S.A. (see: current report no. 7/2010).

(all amounts in PLN thousands, unless otherwise stated)

- **Orbis S.A.** - On February 23, 2010 the Company signed an annex to the Agreement for Term Facilities with a syndicate of banks that finance the investment facility of Orbis S.A. Pursuant to the annex, new, more favorable levels of facility covenants were set, the margin was updated and valuation of real property that secures the facility was commissioned. (see: current report no. 5/2010).

- **Orbis Transport Sp. z o.o.** – on January 26, 2010 the Company signed an annex to the agreement for an overdraft taken at Kredyt Bank S.A. The repayment date was extended until February 26, 2010. On February 25, 2010 the Company signed another annex with Kredyt Bank S.A. to defer the payment of the overdraft until February 24, 2011.

- **Orbis S.A.** - In March 2010 changes of business names of three companies whose share capital is in 100% held by Orbis S.A. were registered in the National Court Register [KRS]:
  - on March 10, 2010 the change of the business name of Orbis Travel Sp. z o.o. to Orbis Development Sp. z o.o. was registered in the National Court Register,
  - on March 11, 2010 the change of the business name of Orbis Travel Incoming Sp. z o.o. to Orbis Incoming Sp. z o.o. was registered in the National Court Register,
  - on March 15, 2010 the change of the business name of z Orbis Travel Corporate Sp. z o.o. to Orbis Corporate Sp. z o.o. was registered in the National Court Register,

34. EXPLANATORY NOTES TO THE STATEMENT OF CASH FLOWS

Explanations to adjustments of result in cash flows from operating activities

Changes in inventories and provisions presented in the statement of cash flows are equal to changes in the statement of financial position.

	2009	2008
Change in receivables in the statement of financial position	**100 054**	**(34 616)**
long-term lease receivables	(880)	2 500
change in accrued expenses and deferred income	(2 609)	(762)
change in prepaid tangible assets	(17 901)	(623)
change in receivables arising from sale of real property	5 710	0
change in receivables from discontinued operations (see: Note 6 of these financial statements)	(16 179)	0
other	1 962	(159)
Change in the statement of cash flows	**70 157**	**(33 660)**
Change in liabilities, except borrowings, in the statement of financial position	**(43 358)**	**(11 857)**
investment liabilities	5 345	234
lease liabilities	633	754
accrued expenses and deferred income	13 070	6 526
change in payables from discontinued operations (see: Note 6 of these financial statements)	8 061	0
other	(2 664)	1 759
Change in the statement of cash flows	**(18 913)**	**(2 584)**
Other adjustments	**4 211**	**(10 151)**
revaluation of non-current assets	2 855	(10 035)
other	1 356	(116)

35. OTHER INFORMATION

Company	Inspection authority	Subject-matter	Results of inspection
Orbis S.A.	Tax Office	VAT	Post-inspection recommendations complied with
Orbis S.A.	National Labor Inspectorate	Observance of the Labor Code, correct assessment of contributions	No penalties imposed, post-inspection recommendations complied with, or are pending
Orbis Transport Sp. z o.o.	Tax Office	VAT	Post-inspection recommendations complied with
PKS Tarnobrzeg Sp. z o.o.	Tax Office	VAT	No irregularities detected
	Chief Sanitary Inspectorate	Check on compliance with instructions set out in decision issued in 2008	No irregularities detected
	National Labor Inspectorate	Observance of the Labor Code	No penalties imposed, post-inspection recommendations complied with
	President of the City of Tarnobrzeg, Transport Depart.	Compliance with road transport law	No irregularities detected
PKS Gdańsk Sp. z o.o.	ZUS	Correct and reliable manner of calculating ZUS contributions	No post-control recommendations
	Chief Sanitary Inspectorate	Inspection of sanitary conditions of PKS bus station	Post-inspection recommendations complied with, or are pending

Directors' Report
on the Operations of the Orbis Group
for 2009

Orbis

April 19, 2010

TABLE OF CONTENTS

(all amounts are in PLN thousand, unless stated otherwise)

1. DESCRIPTION OF THE COMPANY ORBIS S.A.

1.1 Orbis S.A. Business

The joint-stock company **Orbis Spółka Akcyjna** with its seat in Warsaw was established in the course of transformation of the State-Owned Enterprise Orbis on the basis of Act of July 13, 1990, on Privatization of State-Owned Enterprises (Official Journal "Dz.U." of 1990, No. 51 item 298, as further amended). On December 17, 1990, a notary's deed of transformation of the State-Owned Company Orbis into a single-shareholder company of the State Treasury was drafted (Notary's Deed Rep. A No. 1882/90).
On January 9, 1991, the District Court for the Capital City of Warsaw, XVI Economic Division issued a decision on entering Orbis Spółka Akcyjna in the Commercial Register (RHB 25134).
On June 28, 2001, the District Court for the Capital City of Warsaw, XIX Economic Division of the National Court Register entered Orbis Spółka Akcyjna in the Register of Businesses.
Orbis Spółka Akcyjna is registered under the number KRS 0000022622 in the District Court for the Capital City of Warsaw in Warsaw, presently XII Economic Division of the National Court Register (KRS).
The Company pursues its operations on the basis of its Statutes, the consolidated text of which was adopted by the Extraordinary General Meeting of Shareholders of Orbis Spółka Akcyjna on June 19, 2008 (Notary's Deed Rep. A No. 2475/2008).

The scope of the Company's business includes:

- activities of travel agencies, offices and tour operators, as well as other booking assistance activities and related services,
- activities related to organization of fairs, exhibitions and congresses,
- hotels and other lodging units,
- food&beverage services,
- other services related to booking, not elsewhere classified,
- other land passenger transport, not elsewhere classified,
- maintenance and repair of motor vehicles, except for motorcycles,
- other financial services, not elsewhere classified, except for insurance and pension funds,
- advertising agencies activities,
- other publishing activities,
- non-specialized wholesale activities,
- retail sale in non-specialized stores with food, beverages or tobacco predominating,
- other non-school education, not elsewhere classified,
- other monetary intermediation,
- gambling and betting activities,
- other personal insurance and general insurance,
- activities of other transport agencies,
- lease and management of own or leased real estate,
- management of real estate on mandate basis.

As at December 31, 2009, the structure of Orbis S.A. comprised 40 hotels located in 26 towns, cities and resorts in Poland, with an aggregate operating capacity of 8 165 rooms.

Hotels belonging to Orbis S.A. operate under the following Accor brands: Sofitel, Novotel and Mercure, as well as under brands Orbis Hotels and Holiday Inn. Moreover, Orbis S.A. manages two hotels under a management contract, i.e. Mercure Fryderyk Chopin in Warsaw and Sofitel Wrocław, and owns eight hotel buildings operating under the Etap brand and one hotel of the Mercure brand, operated by Orbis's subsidiary, Hekon–Hotele Ekonomiczne S.A.

(all amounts are in PLN thousand, unless stated otherwise)

The Company's hotels offer comprehensive food&beverage services, have professionally equipped conference rooms and Business Centers, feature recreational facilities and spa. This potential ranks the Orbis hotel network first both in Poland as well as in the Central and Eastern Europe.

The Companies Orbis S.A., Hekon-Hotele Ekonomiczne S.A. and UAB Hekon as well as Orbis Kontrakty Sp. z o.o. jointly form the Orbis Hotel Group (operator of 61 hotels altogether and manager of 3 properties).

Chart 1: Hotel room structure per brand - Orbis S.A.


Orbis S.A.
4%
32%
24%
6%
34%
MERCURE
NOVOTEL
SOFITEL
ORBIS HOTELS
HOLIDAY INN

Chart 2: Hotel room structure per brand – Orbis Hotel Group


Orbis Hotel Group
3%
1%
20%
23%
8%
29%
12%
4%
MERCURE
NOVOTEL
SOFITEL
IBIS
ETAP
ORBIS HOTELS
HOLIDAY INN
Vilnius

(all amounts are in PLN thousand, unless stated otherwise)

Orbis S.A. Share Price

During the period January 1, 2009 – December 31, 2009, the Orbis S.A. share prices fluctuated between PLN 24.00-PLN 55.30. The spread between the highest and the lowest price equaled PLN 31.30, that is 130.4% of the lowest quotation.

A downwards trend in the Orbis share price prevailed at the beginning of the period concerned. Subsequently, the share price was on the rise from the end of January until May. After the share price reached its local highs on April 16 and May 12, it began to decline, with upwards corrections. From June 30 Orbis share price went up, reaching its highest level in 2009 on August 20 (PLN 55.30). After August 25, the Orbis share price followed a downwards trend, with upwards corrections. The local minimum was recorded on November 30, when quotations stood at PLN 41.20. On the last day of the analyzed period the Orbis share price was PLN 44.36. The average daily trading volume in Orbis securities equaled 27 021 shares in the period January 2009 – December 2009.

Chart 3. Orbis S.A. and WIG-20 index quotations during the period January 1, 2009 –December 31, 2009


PLN
points
pln
Orbis S.A.
WIG-20
pkt
56,0
54,0
52,0
50,0
48,0
46,0
44,0
42,0
40,0
38,0
36,0
34,0
32,0
30,0
28,0
26,0
24,0
22,0
2 600
2 500
2 400
2 300
2 200
2 100
2 000
1 900
1 800
1 700
1 600
1 500
1 400
1 300
1 200
1 100
2009-01-05
2009-01-13
2009-01-21
2009-01-29
2009-02-06
2009-02-16
2009-02-24
2009-03-04
2009-03-12
2009-03-20
2009-03-30
2009-04-07
2009-04-17
2009-04-27
2009-05-06
2009-05-14
2009-05-22
2009-06-01
2009-06-09
2009-06-18
2009-06-26
2009-07-06
2009-07-14
2009-07-22
2009-07-30
2009-08-07
2009-08-17
2009-08-25
2009-09-02
2009-09-10
2009-09-18
2009-09-28
2009-10-06
2009-10-14
2009-10-22
2009-10-30
2009-11-09
2009-11-18
2009-11-26
2009-12-04
2009-12-14
2009-12-22

1.2 Corporate Governance

1.2.1 Corporate Governance Declaration

Orbis S.A. complies with the of the rules of the „Code of Best Practices for WSE Listed Companies" available at http://corp-gov.gpw.pl/assets/library/polish/dobrepraktyki2007.pdf and at the seat of the Warsaw Stock Exchange.

In the current report no. 4/2008 the Company informed about non-compliance with certain rules of the „Code of Best Practices for WSE Listed Companies". The report is available at the Company's site www.orbis.pl.

Orbis S.A. refrained from complying with the following rules of corporate governance:

Rule No. II.1. Orbis S.A. will not comply with this rule, partially and permanently. The Company has a corporate website, yet it will not publish the information required under points 4), 6), 7), 10) and 11) of this rule on its website. This decision has been supported by a number of reasons, including the fact that disclosure obligations have been made more rigid as compared to the currently applicable legal regulations (points 4 and 10) and as compared to the present corporate practices of the Company (point 6 and 7), as well as by an unclear wording of these fragments of the Rule No. II.1 (points 7 and 10). Orbis S.A. declares that is shall consider a progressive introduction of appropriate corporate mechanisms, in particular involving putting in place additional organizational and technical means that would facilitate the application of the rules of corporate governance to the extent mentioned above. Furthermore, disclosure obligations imposed upon issuers (particularly points 6, 7 and 10) are new to a great extent, hence stretching in time the

(all amounts are in PLN thousand, unless stated otherwise)

prospective implementation of these rules is additionally supported by the rationalization of costs related to their implementation.

Re.: II.1.4. – This fragment of the Rule No. II.1., entailing the obligation to publish materials related to the General Meeting on the website, imposes an earlier deadline (at least 14 days prior to the scheduled date of the General Meeting) for their publication as compared to the 8-day time limit set under the Regulation on Current and Periodical Reports. At present, the Company complies with the requirements imposed upon by the regulations of law and in its assessment, compliance with this fragment of the Rule No. II.1. requires matching changes to the operative schedules of the Company's governing bodies, so that the required extent of information can be published on time on the Company's website. Guided by the Rule No. II.1.4., the Company will make efforts to ensure that this information is made available to the investors as soon as possible. However, until then, the Company will continue to comply with the disclosure duties related to holding the General Meetings in line with the currently applicable legal regulations. The content of the relevant reports of the Company will be published on its corporate website.

Re.: II.1.6. – This fragment of the rule applies generally to new duties of the Supervisory Board (reporting duties), which have not been required under the former rules of corporate governance, which implies the need to introduce substantive changes in the program of the Supervisory Board's works. Moreover, on the basis of the content of this rule, it is difficult to define precisely the degree of detail in the Supervisory Board's reports as regards the work of the Board's committees and evaluation of the internal control system and risk management system. As regards the requirement to publish a report on the Supervisory Board's operations, the content of this rule is not correlated with the content of the Rule No. III.1. It must be noted that so far the Company did not comply with the Rule No. 28 (the former version of the corporate governance rules), which required submitance by the Board's committees of annual reports on their operations. The Company also informs herein about permanent non-compliance with the Rule No. III.8., since relevant internal regulations concerning the work of the Supervisory Board committees are not fully compliant with Annex I to the Commission Recommendation of 15 February 2005 on the role of non-executive directors (...). The Company also declares partial non-compliance with the Rule No. III.1.

Re.: II.1.7. – The requirement to publish questions put forward by shareholders before and during the General Meeting, as well as responses to these questions on the corporate website requires implementation by the Company of procedures that are extraordinary and require substantial outlays. The content of this rule generally covers all maters on the agenda, which may apply to both organizational and substantive issues. Provision of substantive information lies within the Management Board's scope of powers. According to the applicable legal regulations, the Management Board is not under the duty to respond to shareholders' questions beyond the General Meeting. The Company foresees problems with establishing whether a given person putting forward a question prior to a General Meeting is a shareholder and, in consequence thereof, whether such question and the response thereto should be published on the corporate website. The above doubts give rise to apprehension that compliance with the Rule No. II.1.7. would rigidly formalize the Company's information policy. The Company declares, however, that it shall consider the possibility of putting in place appropriate internal procedures for the purpose of complying with this rule.

Re.: II.1.10. – Information concerning events leading to the acquisition or limitation of rights of a shareholder, which may constitute the basis for investment decisions (Rule No. II.1.10), are published by the Company in the form of reports, under circumstances defined in the regulations governing public trading in financial instruments. These reports are then published on the Company's corporate website. It must be noted that the informative value of the Company's website should be regarded as its supplementary feature, while investors should make decisions based on reports submitted in accordance with the Act on Public Offering and Terms and Conditions of Introducing Financial Instruments into an Organized Trading System and on Public Companies. The requirement to consider the website as the exclusive carrier of investor information about a group of events outlined very imprecisely under the Rule No. II.1.10., makes compliance with this rule very risky for the issuers. As regards point 10), the issuer is under the duty to qualify individual events as corporate events as well as other events of similar nature, to qualify such events as events that might affect the Company's share price (investment decisions) and to disclose them within an appropriate time limit.

Re.: II.1.11. – As regard the Rule No. II.1.11., at present the Company does not have a mechanism of obtaining and disclosure to the public of information concerning a relationship between a member of the Supervisory Board and a shareholder who holds shares representing not less than 5% of all votes at the General Meeting. The Company does nor permanently comply with the Rule No. III.2. Information concerning members of the Supervisory Board are available to the public only to the extent required under the applicable law.

Rule No. II.3. and Rule No. III.9. According to Polish Commercial Companies and Partnerships' Code, the powers of the Supervisory Board should be expanded by way of amending the Statutes. The powers of the Company's Management Board and the Supervisory Board are laid down in the Company's Statutes, which do not envisage the need to apply for the consent of the Supervisory Board for execution of an agreement or another transaction on account of the fact that the other party to the transaction is a related entity. On the other hand, the Statutes set forth such an

(all amounts are in PLN thousand, unless stated otherwise)

obligation if the value of the transaction exceeds a specified amount. Besides the above-mentioned actions, the Management Board may also request the Supervisory Board's opinion or resolution on other matters. In the opinion of the Company, the present wording of the statutes is adjusted to the size of its organizational frame and its business. The Management Board of the Company does not intend to initiate amendments to the statutes as regards maters related above in the foreseeable future. In practice, the application of this rule is also hampered by a quite imprecise definition of the type of contracts, with respect to which such additional powers would be granted to the Supervisory Board. The criterion of considering that a contract is "significant" or "typical" or "executed on market terms" are very indefinite and may even give rise to differences in interpretation between the Management Board and the Supervisory Board. For reasons mentioned above, Orbis S.A. does not permanently comply with the Rule No. II.3. and Rule No. III.9. However, the Management Board of Orbis S.A. would like to emphasize that transactions with shareholders and other persons, whose interests affect the Company's interest, are executed with particular diligence.

Rule No. III.1. The Company does not permanently comply with this rule as regards point 1). The Company foresees compliance with this fragment of Rule No. III.1.1. in the future. At the moment, the Company's Supervisory Board does not see any possibility to expand the scope of its duties to include a permanent control over the functioning of the internal control system and the risk management system. The Supervisory Board will consider such a decision, also taking into account the allocation of tasks amongst the operative committees of the Board, in order to ensure that the control measures permit a regular annual evaluation of how these systems function in the Company.

Rule No. III. 2. and Rule No. III. 4. In the opinion of the Company, these rules impose stricter disclosure obligations upon members of the Company's Supervisory Board as compared to the previously applicable corporate governance rules relating to corresponding matters. The present wording of these rules does not eliminate doubts as to the degree of definiteness in defining the relationship between a member of the Supervisory Board and a shareholder, nor clarifies the notion of the conflict of interest, which were the basic reasons for non-compliance with the former version of these rules by the Company. Due to the Company's ownership structure, the absence of a precise definition of these issues in the code of best practices has a major bearing, if as a result of compliance with these rules some members of the Supervisory Board would not be able to participate in its works.

Rule No. III. 8. This rule applies to the tasks and functioning of Supervisory Board's committees. The Company did not declare compliance with the corporate governance rules in their former wording, relating to independent members of the Supervisory Board and internal committees with participation of independent Board's members. These rules have changed; hence the Company at present complies with the Rule No. III.6. and Rule No. III.7. However, the internal regulations governing the works of the Supervisory Board committees are not fully compliant with the Annex I to the Commission Recommendation of 15 February 2005 on the role of non-executive directors (...). According to the Company's appraisal, compliance with the Commission Recommendation as regards the tasks and functioning of the Supervisory Board committees should be tantamount to application of the basic guidelines of this document. The degree of transposition of the Recommendation's guidelines should, however, be adjusted to the size of the Company's organizational structure and to the powers of the Supervisory Board, arising under the national law.

1.2.2 Shareholders of Orbis S.A.

The list of Orbis S.A. shareholders determined as at December 31, 2009, on the basis of the notification specified in Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies was as follows:

Table 1. The Company's shareholders at December 31, 2009

Shareholder	Number of shares / number of voting rights at the GM	Share in the share capital / number of voting rights at the GM
Accor S.A. (including a subsidiary of Accor S.A. – Accor Polska Sp. z o.o. – 4.99%)	23 043 108	50,01%
BZ WBK AIB Asset Management S.A. – customers under management contracts, investment funds of BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.	11 599 630	25,17%
Aviva Otwarty Fundusz Emerytalny Aviva BZ WBK (b.Commercial Union OFE BPH CU WBK)	4 670 444	10,14%

(all amounts are in PLN thousand, unless stated otherwise)

1.2.3 Governing Bodies of Orbis S.A.: the Management Board and the Supervisory Board

During the period from January 1, 2009 till December 31, 2009, the Company's governing bodies, i.e. the Management Board and the Supervisory Board were composed of the following persons:

Table 2. The Company's governing bodies

Governing body	Function	Name
Management Board	President	Jean-Philippe Savoye
	Vice-President	Ireneusz Andrzej Węgłowski
	Member	Yannick Yvon Rouvrais
	Member	Marcin Szewczykowski
Supervisory Board	Chairman	Claude Moscheni
		Jacek Kseń
		Erez Boniel
		Christian Karaoglanian
		Elżbieta Czakiert
		Artur Gabor
		Jarosław Szymański
		Andrzej Procajło
		Michael Flaxman (till June 8, 2009)
		Christophe Guillemot (till June 12, 2009)
		Yann Caillère (from June 15, 2009)
		Marc Vieilledent (from June 15, 2009)

To the Company's knowledge, as at the date of publication of the report, members of the Management Board hold the following shares in Orbis S.A.:

- Jean-Philippe Savoye - President of the Management Board holds 3 000 Orbis S.A. shares
- Ireneusz Andrzej Węgłowski - Vice-President of the Management Board holds 3 000 Orbis S.A. shares
- Yannick Yvon Rouvrais - Member of the Management Board does not hold any Orbis S.A. shares
- Marcin Szewczykowski - Member President of the Management Board does not hold any Orbis S.A. shares

To the Company's knowledge, as at the date of publication of the report, members of the Supervisory Board of the 7th tenure hold the following shares in Orbis S.A.:

- Claude Moscheni does not hold any Orbis S.A. shares
- Jacek Kseń does not hold any Orbis S.A. shares
- Erez Boniel does not hold any Orbis S.A. shares
- Christian Karaoglanian does not hold any Orbis S.A. shares
- Artur Gabor does not hold any Orbis S.A. shares
- Elżbieta Czakiert holds 511 Orbis S.A. shares
- Jarosław Szymański does not hold any Orbis S.A. shares
- Andrzej Procajło does not hold any Orbis S.A. shares
- Yann Caillère - does not hold any Orbis S.A. shares
- Marc Vieilledent - does not hold any Orbis S.A. shares

1.2.4 Rules of Procedure of the Governing Bodies of Orbis S.A.

The Company operates pursuant to its Statutes, the latest consolidated text of which was determined by the Annual General Meeting of Shareholders of Orbis Spółka Akcyjna on June 19, 2008 (Notary's Deed Rep. A no. 2475/2008).

The joint tenure of Management Board members is three years. The Supervisory Board appoints and recalls the President of the Management Board and, having sought the opinion of the President, the remaining members of the Management Board. The President, any member of the Management Board as well as the entire Management Board may be recalled by the Supervisory Board prior to the expiry of the tenure. Matters that do not exceed the scope of ordinary management of the Company may be dealt with by any member of the Management Board without a prior resolution of the Management Board. The ordinary management of the Company involves managing the overall affairs of the Company as well as such legal and factual actions undertaken by the Management Board that should be carried out under regular circumstances in order to properly discharge the Company's duties. Matters exceeding the scope of ordinary management of the Company and matters objected to by any member of the Management Board require passing a resolution at a Management Board meeting. Pursuant to the Statutes, the Management Board has adopted its By-Laws that detail rules of procedure of the Management Board. The By-Laws have been approved by the Supervisory Board.
All actions affecting the Company's share capital (including share issue) as well as other actions of strategic nature, listed in the Company's Statutes (e.g. proposed payment of dividend) to be taken by the Management Board, require a prior consent of the Supervisory Board.

The joint tenure of Supervisory Board members is three years. With the exception of the three members elected by the Company's employees, members of the Supervisory Board are elected by the General Meeting of Shareholders. The Company's employees may recall a Supervisory Board member elected by them prior to the lapse of his tenure. A motion to recall a Supervisory Board member needs to be signed by one-fifth of all eligible employees. In accordance with the provisions of the Statutes, the Supervisory Board has adopted its By-Laws defining the Board's organization and detailed procedures of its operations.

The Annual General Meeting of Shareholders is convened by the Management Board of the Company within six months following the end of each financial year. Pursuant to the Statutes, the Extraordinary General Meeting of Shareholders is convened by the Management Board of the Company upon its own initiative or upon a written request of the Supervisory Board, members of the Supervisory Board elected by the employees. If, despite the request referred to in the preceding sentence, the Management Board of the company fails to convene the General Meeting within two weeks from the filing of the request, members of the Supervisory Board have the right to convene the Extraordinary General Meeting. A General Meeting of Shareholders is valid if the number of shares represented thereat is equivalent to at least 25% of the Company's share capital. Resolutions of the General Meeting of Shareholders are adopted by a simple majority of votes cast in favor of a resolution, unless these Statutes provide otherwise and unless absolutely binding provisions of the Polish Companies and Partnerships' Code require other majority. A resolution is deemed adopted if the number of votes cast in favor of a resolution is greater than the number of votes cast against it. The abstaining votes are not taken into account. Each share carries one vote at the General Meeting of Shareholders.
The powers of the General Meeting of Shareholders include, among others, amending the Company's Statutes, alteration of the Company's core business, examination and approval of the Management Board's report on the Company's activities and financial statements for the past financial year, adopting a resolution concerning distribution of profits or coverage of losses, merger, division or transformation of the Company as well as winding-up and liquidation of the Company. Acquisition or transfer of real property, title to perpetual usufruct or share in a real property does not require a resolution of the General Meeting of Shareholders, except for transfer of such assets where the net transaction value exceeds PLN 200,000,000. Pursuant to the provisions of the Statutes, the General Meeting of Shareholders has adopted its By-Laws defining in detail its rules of procedure for the meetings.

1.2.5 Internal Control

The internal control system in place in Orbis S.A. is based on functional control exercised by its management in respective hotels of the Company and organizational units of the Head Office. This control relies on operational procedures as well as control and supervision procedures, implemented in organizational units.

Risk management in respect of preparation of financial statements incorporates internal control exercised by the Internal Audit Team of the Company. The internal control system covers major processes in the Company, including those areas that affect, directly or indirectly, correctness of financial statements. Internal audits are carried out upon request, and to the extent determined by, the Management Board and in consultation with the Audit Committee appointed from amongst the Supervisory Board members.

(all amounts are in PLN thousand, unless stated otherwise)

2. COMPANIES FORMING THE ORBIS GROUP

2.1 Companies Forming the Orbis Group

As at December 31, 2009, the Orbis Group comprised the following commercial law companies:

Table 3. Companies forming the Orbis Group – subsidiaries and associates.

Name, legal status and *corporate seat of the company*	Share capital, *in PLN*	% share of the parent *company in share capital*	% share of the parent capital in the no. of voting rights at the GM	Business operations
Parent company				
Orbis S.A. Warszawa	517 754	-	-	Hotel services, food&beverage services
Direct subsidiaries				
Hekon-Hotele Ekonomiczne S.A. Warszawa	300 000	100,00	100,00	Hotel services, food&beverage services
Orbis Transport Sp. z o.o. Warszawa	35 167	98,88	98,88	Passenger transport, rent and lease of vehicles
PBP Orbis Sp. z o.o. Warszawa	24 667	95,08	95,08	Travel agent– retail agent & tour operator
WT WILKASY Sp. z o.o. Wilkasy	1 650	100,00	100,00	Hotel services, food&beverage services, leisure
Orbis Kontrakty Sp. z o.o. Warszawa	100	80,00	80,00	Organization of purchases for hotels managed by shareholders
Orbis Travel Sp. z o. o. Warszawa	5	100,00	100,00	Tourist, transport, hotel, food&beverage services
Orbis Travel Incoming Sp. z o. o. Warszawa	5	100,00	100,00	Tourist, transport, hotel, food&beverage services
Orbis Travel Corporate Sp. z o. o. Warszawa	5	100,00	100,00	Tourist, transport, hotel, food&beverage services
Direct associates				
Orbis Casino Sp. z o.o. Warszawa	7 800	33,33	33,33	Casinos and game parlors
Indirect subsidiaries				
Orbis Transport Sp. z o.o. Warszawa	35 167	0,17	0,17	Passenger transport, rent and lease of vehicles
PKS Gdańsk Sp. z o.o. Gdańsk	15 200	99,05	99,05	Transport
UAB Hekon Vilnius	9 383	100,00	100,00	Hotel services, food&beverage services
PKS Tarnobrzeg Sp. z o.o. Tarnobrzeg	7 952	99,05	99,05	Transport
Capital Parking Sp. z o.o. Warszawa	553	99,05	99,05	Rent of parking lots and cars
PMKS Sp. z o.o. Tarnobrzeg	2 878	70,82	70,82	Municipal bus transport
Orbis Kontrakty Sp. z o.o. Warszawa	100	20,00	20,00	Organization of purchases for hotels managed by shareholders
Inter Bus Sp. z o.o. Warszawa	460	99,05	99,05	Coach transport

The value of shares and interests, determined at cost, directly held by Orbis S.A. amounted to PLN 498 802 thousand as at the reporting date. The carrying amount of shares and interests equals PLN 470 226 thousand.
Moreover, Orbis S.A. holds minority shares and interests taken up as a result of debt conversion, or in the companies without any development prospects. The following companies fall into this category: Meritum Bank ICB S.A. (formerly: Bank Współpracy Europejskiej S.A.), Polskie Hotele Sp. z o.o. in liquidation and Tarpan Sp. z o.o. in liquidation. Shares and interests held in: Meritum Bank ICB S.A., Polskie Hotele Sp. z o.o. and Tarpan Sp. z o.o. are fully written down and their carrying amount as at December 31, 2009, equals zero.

(all amounts are in PLN thousand, unless stated otherwise)

Chart 4. Graphic presentation of the organizational structure of the issuer's group and information concerning links within the group.*


ORBIS Spółka Akcyjna
parent company
SUBSIDIARIES
ASSOCIATES
UAB Hekon
100%
Hekon-Hotele Ekonomiczne S.A.
100%
Orbis Casino Sp. z o.o.
33,33%
20,00%
Orbis Kontrakty Sp. z o.o.
80,00%
PBP ORBIS Sp. z o.o.
95,08%
0,17%
70,82%
PMKS Sp. z o.o.
PKS Tarnobrzeg Sp. z o.o.
99,05%
Orbis Transport Sp. z o. o.
98,88%
PKS Gdańsk Sp. z o.o.
99,05%
WT Wilkasy Sp. z o.o.
100%
Inter Bus Sp. z o.o.
99,05%
Capital Parking Sp. z o.o.
99,05%
Orbis Travel Sp. z o. o.
100%
Orbis Travel Corporate Sp. z o. o.
100%
Orbis Travel Incoming Sp. z o. o.
100%

* % interest in indirect subsidiaries is calculated taking into account the % stake of Orbis S.A. in direct subsidiaries.

(all amounts are in PLN thousand, unless stated otherwise)

2.2 Description of Consolidated Companies Forming the Orbis Group

Apart form the financial statements of Orbis S.A., the consolidated financial statements of the Orbis Group comprise:
- financial statements of Hekon-Hotele Ekonomiczne S.A. and UAB Hekon – a subsidiary of Hekon-Hotele Ekonomiczne S.A., which have been fully consolidated,
- financial statements of Orbis Kontrakty Sp. z o.o. – a subsidiary (80% - Orbis S.A. and 20% - Hekon – Hotele Ekonomiczne S.A.), which have been fully consolidated,
- financial statements of the PBP Orbis Sp. z o.o., a subsidiary, which have been fully consolidated,
- financial statements of the Orbis Transport Group, which have been fully consolidated,
- financial statements of the associate company Orbis Casino Sp. z o.o. consolidated using the equity method.

2.2.1 Hekon-Hotele Ekonomiczne S.A.

The Company **Hekon – Hotele Ekonomiczne S.A.** was established on February 19, 1997, and registered in the Commercial Register, section B, under the number 57835 in the District Court for the Capital City of Warsaw, XVI Economic Division. The Company was registered in the Register of Business Operators of the National Court Register (KRS) under the number 0000113855 on May 21, 2002, by the District Court for the Capital City of Warsaw.

Hekon-Hotele Ekonomiczne S.A. has a sole shareholder holding 100% of the Company's shares, i.e. Orbis S.A.

The scope of the Company's business operations covers:
- hotel and food&beverage services,
- construction and furbishing works,
- purchase, sale and lease of real property.

In the in the year 2009, the Company's governing bodies, i.e. the Management Board and the Supervisory Board, were composed of the following persons:

Table 4. The Company's governing bodies

Governing body	Function	Name and surname
Management Board	President	Jean-Philippe Savoye
	Members	Yannick Yvon Rouvrais
		Marcin Szewczykowski
Supervisory Board	Members	Ireneusz Węgłowski
		Stefan Potocki
		Noel Chretien

Hekon Hotele Ekonomiczne operates 20 hotels located in 11 towns and cities in Poland, operating under the Ibis (9), Etap (8), Novotel (2) and Mercure (1) brands. Additionally, the Company manages the Ibis Stare Miasto hotel in Warsaw under the management contract.

Hekon – Hotele Ekonomiczne S.A. is a parent company of a single-shareholder company established under the laws of Lithuania under the name of UAB Hekon. The company is described in point 2.2.2.

Table 5. Shares and interest in other companies

Name, legal status and corporate seat of the company	% stake in the share capital	Status vis-à-vis Hekon-Hotele Ekonomiczne	Business operations
UAB Hekon, Vilnius	100,00%	subsidiary	Hotel services, food&beverage services
Orbis Kontrakty Sp. z o.o., Warszawa	20,00 %	associate	Organization of purchases

(all amounts are in PLN thousand, unless stated otherwise)

2.2.2 UAB Hekon

UAB Hekon – a single-shareholder company with its corporate seat in Vilnius, established under the laws of Lithuania by Hekon-Hotele Ekonomiczne S.A., registered on January 13, 2003 under the number UĮ 03-12. The Company was established to operate Novotel Vilnius in Vilnius, a hotel opened on April 1, 2004. Novotel Vilnius is the first hotel of the Orbis Hotel Group located abroad.

No Management Board or Supervisory Board has been appointed in the Company. Since November 2003, the function of the managing director has been performed by Mr. Yannick Rouvrais.

UAB Hekon does not hold any shares or interests in other companies.

2.2.3 Orbis Kontrakty Sp. z o.o.

Orbis Kontrakty Sp. z o.o. was founded on January 24, 2005 by Orbis S.A. and Hekon – Hotele Ekonomiczne S.A. The Company was entered in the Register of Business Operators on February 14, 2005 under the number KRS 0000228450 by the District Court for the Capital City of Warsaw, XII Economic Division of the National Court Register [KRS].

As at December 31, 2009, the Company's shareholders were as follows:

Table 6. The Company's shareholders

Shareholder	Share in the share capital
Orbis S.A.	80,00%
Hekon-Hotele Ekonomiczne S.A.	20,00%

Core business operations of the Company comprise organization of purchases for hotels managed by each of the shareholders.

The Company has not appointed the Supervisory Board.

In the in the year 2009, the Company's Management Board was composed of the following persons:

Table 7. The Company's governing bodies

Governing body	Function	Name and surname
Management Board	President	Yannick Rouvrais
	Member	Ireneusz Węgłowski
	Member	Marcin Szewczykowski

2.2.4 PBP Orbis Sp. z o.o.

Polskie Biuro Podróży Orbis Sp. z o.o. was founded on December 7, 1993 by PP Orbis and Bank Turystyki S.A. On June 15, 1993, the Company was registered in section B, No. RHB 37048, of the Commercial Register in the District Court for the Capital City of Warsaw, XVI Economic Division. On September 20, 2001, the District Court for the Capital City of Warsaw, XIII Economic Division of the National Court Register registered the Company in the Register of Business Operators under the number KRS 0000046253.

As at December 31, 2009, the Company's shareholders were as follows:

Table 8. The Company's shareholders

Shareholder	Share in the share capital
Orbis S.A.	95,08%
Biuro Podróży „Zbigniew"	0,01%
Other (448 natural persons)	4,91%

(all amounts are in PLN thousand, unless stated otherwise)

The scope of the Company's business operations includes, above all:

- organization and servicing of domestic and international tourism,
- coordination, organization and servicing of congresses, gatherings, conferences and other special events,
- agency services in the area of booking and sale of carriage documents by Polish and foreign carriers in domestic and international travel,
- provision of transport services, including lease of transport vehicles, organization of transportation by own transport vehicles,
- provision of hotel and food&beverage services, including ancillary services.

In the year 2009, the Company's governing bodies, i.e. the Management Board and the Supervisory Board, were composed of the following persons:

Table 9. The Company's governing bodies

Governing body	Function	Name and surname
Management Board	President	Andrzej Studnicki
	Member	Marta Kuniszyk
	Member	Jarosław Mojzych (till September 18, 2009)
	Member	Paweł Lewandowski (till September 18, 2009)
	Member	Paweł Szczepański (till September 18, 2009)
Supervisory Board	Chairman	Krzysztof Gerula
	Vice-president	Stefan Potocki
	Member	Marcin Szewczykowski
	Member	Justyna Burzyńska-Pasierbska (till June 10, 2009)
	Member	Danuta Ludowska (from June 10, 2009)

As at the end of 2009, the Company had a network of 35 sales offices, and sold its products through 1 311 cooperating agents.

As at December 31, 2009, the Company held shares in the following domestic and foreign companies:

Table 10. Shares and interests in other companies

Name, legal status and corporate seat of the company	% stake in the share capital	Status vis-a-vis PBP Orbis	Business operations
Dom Polski a.s. (Czech Republic)	1,00%		Cultural and educational
First Travel GmbH (in liquidation) Düsseldorf	1,00%		Travel agent
Orbis Transport Sp. z o.o. Warsaw	0,18%		International coach transport, car rent
Tarnowska Agencja Rozwoju Regionalnego	0,03%		Publishing house

2.2.5 Orbis Transport Sp. z o.o.

Orbis Transport Sp. z o.o. was founded on June 28, 1993 by PBP Orbis and Bank Turystyki S.A. On July 1, 1993, the Company was registered in section B, No. RHB 37309, of the Commercial Register in the District Court for the Capital City of Warsaw, XVI Economic Division. On September 11, 2001, the District Court for the Capital City of Warsaw, XIII Economic Division of the National Court Register registered the Company in the Register of Business Operators under the number KRS 0000037337.

As at December 31, 2009, the Company's shareholders were as follows:

Table 11. The Company's shareholders

Shareholder	Share in the share capital
Orbis S.A.	98,89%
Chrobot Reisen	0,18%
PBP Orbis Sp. z o.o.	0,18%
Other (183 natural persons)	0,74%

(all amounts are in PLN thousand, unless stated otherwise)

The scope of the Company's business operations includes:

- domestic and foreign transportation services,
- rental and lease of cars,
- trading activities – including: resale of cars and spare parts,
- export and import of goods and services,
- agency in the provision of tourist, hotel and transportation services,
- passenger transport - bus transport on regular routes,
- servicing motor vehicles, parking services,
- agency and representation services,
- tourist services.

In the in the year 2009, the Company's governing bodies, i.e. the Management Board and the Supervisory Board, were composed of the following persons:

Table 12. The Company's governing bodies

<table>
<tr><th>Governing body</th><th>Function</th><th>Name and surname</th></tr>
<tr><td rowspan="4">Management Board</td><td rowspan="2">President</td><td>Jan Sidorowicz (till June 23, 2009)</td></tr>
<tr><td>Grzegorz Uszycki (from June 25, 2009)</td></tr>
<tr><td>Vice-President</td><td>Jerzy Majewski (till June 23, 2009 and from June 25, 2009)</td></tr>
<tr><td>Member</td><td>Paulina Mazurkiewicz-Kurek (till June 23, 2009 and from June 25, 2009)</td></tr>
<tr><td rowspan="8">Supervisory Board</td><td rowspan="2">Chairman</td><td>Andrzej Szułdrzyński (till June 23, 2009)</td></tr>
<tr><td>Jean-Philippe Savoye (from June 23, 2009)</td></tr>
<tr><td rowspan="6">Members</td><td>Marcin Szewczykowski (till June 23, 2009 and from July 3, 2009)</td></tr>
<tr><td>Stefan Potocki (till June 23, 2009)</td></tr>
<tr><td>Magdalena Grabowska (till June 23, 2009)</td></tr>
<tr><td>Urszula Aumasson (from June 23, 2009)</td></tr>
<tr><td>Lesław Skasko (from June 23, 2009 till July 2, 2009)</td></tr>
<tr><td>Przemysław Rosada (from June 23, 2009)</td></tr>
</table>

The organizational structure of the Company comprises: the International Coach Transport Branch formed in March 2008 and two operating departments within the Company, i.e. the long-term Hertz Lease department and short-term Hertz Rent a Car department (with 20 Car Rental Outlets) as well as the Head Office and the Financial Department.

As at the end of the reporting period, the Company held shares in the following business units forming the Orbis Transport Group:

Table 13. Shares and interests in other companies

Name, legal status and corporate seat of the company	% stake in the share capital	Status vis-a-vis Orbis Transport	Business operations
PKS Tarnobrzeg Sp. z o.o. Tarnobrzeg	100,00%	subsidiary	Bus transport
PKS Gdańsk Sp. z o.o. Gdańsk	100,00%	subsidiary	Bus transport
Capital Parking Sp. z o.o. Warszawa	100,00%	subsidiary	Parking services
Inter Bus Sp. z o.o. Warszawa	100,00%	subsidiary	Sale of coach tickets
PMKS Tarnobrzeg Sp. z o.o.	71,50%	indirect subsidiary	Municipal bus transport

(all amounts are in PLN thousand, unless stated otherwise)

2.2.6 Orbis Casino Sp. z o.o.

Orbis Casino Sp. z o.o. was founded on April 28, 1989 by PP Orbis, Cherryföretagen AG and Skanska AG and registered in section B, No. RHB 18620, of the Commercial Register in the District Court for the Capital City of Warsaw, XVI Economic Division. On October 22, 2002, the Company was entered in the Register of Business Operators kept by the District Court for the Capital City of Warsaw, XII Economic Division of the National Court Registry under the number KRS 0000135406.

As at December 31, 2009, the Company's shareholders were as follows:

Table 14. The Company's shareholders

Shareholder	Share in the share capital
Orbis S.A.	33,33%
Finkorp Sp. z o.o.	33,33%
Zjednoczone Przedsiębiorstwa Rozrywkowe S.A.	33,33%

The scope of business operations of the Company includes predominantly:

- activities connected with games of chance and mutual bets,
- food & beverage services,
- running currency exchange offices.

In the year 2009, the Company's governing bodies, i.e. the Management Board and the Supervisory Board, were composed of the following persons:

Table 15. The Company's governing bodies

Governing body	Function	Name and surname
Management Board	President	Sandra Kabilijagić (till December 1, 2009)
		Teofil Kłoda (from December 2, 2009)
	Members	Zofia Maruszyńska (till December 3, 2009)
		Jacek Sabo (till November 27, 2009)
		Ewa Suchowirska (from December 2, 2009)
		Lesław Skasko (from December 3, 2009)
Supervisory Board	Chairman	Ireneusz Węgłowski
	Members	Andrzej Szułdrzyński
		Zbigniew Benbenek
		Aleksandra Kołodziejczyk
		Wiesław Król
		Krzysztof Dąbrowski

In the reporting period, the Company operated 9 casinos, of which 7 were located in Orbis S.A. hotels (2 in Warsaw and one in each: Sopot, Szczecin, Katowice, Cracow and Poznań), two in other locations, as well as 5 slot machine parlors.

As at December 31, 2009, the Company held shares in two other companies:

Table 16. Shares and interests in other companies

Name, legal status and corporate seat of the company	% stake in the share capital	Business operations
Bingo Centrum Sp. z o.o.	33,29%	Activities connected with games of chance, mutual bets
Bookmacher Sp. z o.o.	22,22%	Activities connected with games of chance, mutual bets

(all amounts are in PLN thousand, unless stated otherwise)

2.3 Changes in the Group's Structure

In September 2009 three new companies with their registered addresses in Warsaw were established by Orbis S.A.: Orbis Travel Incoming Sp. z o.o., Orbis Travel Sp. z o.o. and Orbis Travel Corporate Sp. z o.o. Orbis S.A. took up 100% of share capital in each of these companies. In October 2009, the companies Orbis Travel Incoming Sp. z o.o. and Orbis Travel Sp. z o.o. were entered in the National Court Register, while the third company, Orbis Travel Corporate Sp. z o.o., was registered in November 2009. The companies did not start their operations in 2009.

On May 31, 2009 minority interests held by Orbis S.A. in Walewice Sp. z o.o. in liquidation were derecognized as a consequence of the company's removal from the Register of Business Operators of the National Court Register.

2.4 Information concerning changes in the Group's structure:

- **Orbis Casino Sp. z o.o.** - On March 23, 2009 the share capital of Orbis Casino Sp. z o.o. was increased from PLN 4 800 thousand up to PLN 7 800 thousand by establishing 6 000 new shares with a nominal value of PLN 500 each. The increase was financed with funds from the supplementary capital. The newly established shares are vested in shareholders in proportion to their current holdings and do not require to be taken up. Consequently, the percentage holding of present shareholders, including Orbis S.A., in the company's share capital did not change. The increase of the capital was registered in the National Court Register [KRS] on August 31, 2009.
- **Wioska Turystyczna Wilkasy Sp. z o.o.** – on August 26, 2009 amendments to the Company's Articles of Association were registered in the National Court Register. The changes consisted, among others, in limiting the Company's governing bodies to the Management Board and the Meeting of Shareholders. Thereby, as of August 29, 2009 the governing bodies of the Company do not include the Supervisory Board.
- **Orbis S.A. –** On September 3, 2009 the „Agreement establishing the Orbis Tax Group" was concluded. The Orbis Tax Group will consists of Orbis S.A. and Hekon-Hotele Ekonomiczne S.A. The Agreement will be effective for a term of three tax years, i.e. until December 31, 2012. The Agreement was registered in the competent tax office (decision dated October 28, 2009).
- On December 17, 2009 the Supervisory Board of **Orbis S.A.** granted its consent for the Management Board of Orbis S.A. to take actions aimed at disposal of shares in **PBP Orbis Sp. z o.o.** (see point 8 of the report).

3. SIGNIFICANT FACTORS FOR THE DEVELOPMENT OF THE GROUP, INCLUDING DESCRIPTION OF MAJOR RISKS AND THREATS, PROSPECTS FOR CHANGES OF FACTORS

3.1 External Factors

3.1.1 Macroeconomic Factors

Economic growth. The level and rate of growth of the GDP is the basic factor determining demand in the hotel sector. According to preliminary estimates of the Central Statistical Office [GUS], the growth in gross domestic product in 2009 stood at approx. 1.7%, against 5.0% growth in 2008 (GUS "Gross Domestic Product in 2009. Preliminary Estimates." dated January 28, 2010).

Currency rates. The EUR/PLN exchange rate exerts a substantial impact on the demand for tourist & hotel services and the Rent a Car segment. During 2009 the Polish currency appreciated slightly against the Euro. According to data of the National Bank of Poland, in 2009 the average EUR/PLN rate stood at PLN 4.3273 and was higher than the average EUR/PLN rate in 2008 by 23.05%. A stronger Polish zloty renders Polish hotels less attractive for foreigners as well as pushes up sales in the Rent a Car business, all while pushing up demand in the outgoing traffic segment.

Tourist traffic – According to estimate figures published by the Institute of Tourism during the entire year 2009 nearly 54 million foreigners came to visit Poland (by 10.0% less than in 2008), including almost 11.9 million tourists (by 8% less). We estimate the drop in arrivals of non-residents at 10% in the first quarter, including a 19% decline in the number tourist arrivals. In the second quarter the drops were 12% and 13%, respectively, and in the third quarter – 16% and 3%. The total number of arrivals did not change in the fourth quarter, while the number of tourists rose by 1%.

Chart 5. Total arrivals and tourist arrivals during years 2007 - 2009 (in million)


Total arrivals (million)
10,9
13,1
2,7
38,1
6,7
14,7
2,6
34,7
7,4
16,8
2,5
26,0
Rest of the world
Russia, Ukraine, Belarus
New EU members
15 EU - without Germany
Germany
2007 year: total 66,2 million
2008 year: total 60 million
2009 year: total 53.8 million
Tourist arrivals (million)
1,3
4,0
1,9
2,5
5,3
1,3
2,7
1,9
2,3
4,8
1,1
2,5
1,6
2,2
4,5
Rest of the world
Russia, Ukraine, Belarus
New EU members
15 EU - without Germany
Germany
2007 year: total 15 million
2008 year: total 13 million
2009 year: total 11.9 million

Source: Estimates by the Institute of Tourism

3.1.2 Market Trends

The Hotel Market

The economic crisis, and ensuing lower financial potential of numerous economic operators and, consequently, their employees, exert an adverse impact on the standing of the services sector. Business trend surveys, conducted by the Central Statistical Office (GUS) based on polls conducted amongst entrepreneurs which focused on demand on the market, employment, business barriers, economic and financial factors determining the activities as well as anticipated investment expenditure of companies and price levels, indicate a deterioration of the general business climate index versus the comparable period of the past year. Following the beginning of the year that was difficult it terms of sale of accommodation and food&beverage services, both sales and general standing of companies, as well as the general business climate index went up, but decreased at the end of the year. Such fluctuations are not favorable for long-term investment plans, hence the majority of hotel market operators decided to wait for the end of the rough period and suspend large-scale investment projects.
Worse economic conditions decreased the global number of tourists who came to Poland for both tourist and business trips. According to estimates, the year 2009 was the worst in this respect and the number of tourists will gradually go up.

Chart 6. Tourist arrivals and forecast until 2013 per purpose of the visit


(mln)
18
16
14
12
10
8
6
4
2
0
1,6
2,2
4,4
3,2
4,2
1,3
1,1
3,3
2,1
3,1
1,5
1,2
3,6
2,2
3,3
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013
other
Shopping
Transit
Business
VFR
Leisure, holidays

Source: Surveys and forecasts of the Institute of Tourism (December 2009)

(all amounts are in PLN thousand, unless stated otherwise)

At the same time, the hotel market experienced a clear growth in the number of tourists from Poland, a country that did not suffer as severe effects of the crisis as the rest of Europe. It is certainly one of the factors that impacted the changes in proportion between the domestic and foreign hotel guests in the establishments of the Orbis Hotel Group. The second important factor is the growing popularity of economy hotels.

Chart 7. Polish and foreign tourists in collective accommodation establishments (incl. a forecast until 2013)


mill
25
20
15
10
5
0
11,4 11,1 11,0 11,3 11,8 12,3 13,2 14,6 15,5 15,2 15,8 16,1 16,4 16,8
3,1 3,2 3,1 3,3 3,9 4,3 4,3 4,4 4,0 3,9 4,0 4,1 4,1 4,2
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013
Foreigners
Residents

Source: Central Statistical Office (GUS), forecasts of the Institute of Tourism (December 2009)

Transport Services Market

Operations of the Orbis Transport Group focus on a number of transport services segments:

- international coach transport,
- national and local coach transport,
- fleet management (CFM services),
- short-term rental (Rent a Car).

International coach transport.

In 2009 the number of passengers on international lines was observed to go down (predominantly due to competition on the part of cheap carriers and small, private transport companies as well as due to much lower number of persons traveling in search for work, especially on lines to Great Britain and Benelux countries). Moreover, profitability of provided transport services is considerably impacted by foreign exchange fluctuations and unstable fuel prices. These factors force carriers to streamline their schedules in terms of lines and frequencies and to abandon non-profitable connections.

The international coach transport services market is characterized by a relatively low entry threshold, resulting in over-supply of services. Competition in this business segment consists predominantly in recruitment of ticket sales agents by way of offering higher commissions, which significantly curbs profitability. In an effort to adapt to these trends, the Group tries to streamline its own and outsourced sales channels. Consequently, as from February 1, 2009 the international coach transport business was transferred from Orbis Transport Sp. z o.o. to the subsidiary Inter Bus Sp. z o.o., which allowed to curb the Group's costs and integrate operating activities with ticket sales.

National and local coach transport.

The year 2009 was a successive period marked by continuous lack of stability on the fuel market which considerably affects profitability of coach transport services. This trend will probably prevail during next months, thus significantly decreasing margins on the transport market. Growing competition from small, non-institutionalized carriers evidences stagnation of the market, but is also a substantial reason behind its problems. The market commenced to experience difficulties about 4, 5 years ago, after a boom that lasted throughout the preceding decade and resulted from the opening of frontiers and substantially increased mobility of Poles who went abroad for tourist and economic reasons. The role of the coach transport was crucial in this respect. Hundreds of coach rental companies were established and dozens new lines connecting even small Polish towns with West-European countries were launched.

(all amounts are in PLN thousand, unless stated otherwise)

The decline in the number of passengers on local and long-distance lines will be an additional risk factor for the operations of the Group. The decline has been observed for a few years and should be attributable to economic migration and development of the automotive industry that offers an alternative for means of mass transport. Another important reason is the decrease in the birth rate that reduces the number of children commuting to schools. The scale of this phenomenon is presently hard to assess but its negative effects may be significant. Despite positive patterns from other EU member states, Polish local governments and public administration authorities do not place proper emphasis on development of mass transport by, for example, setting the amounts of grants or subsidies at levels applied in other EU member states.

Proceeds from the services provided on city lines are by far more stable and certain. PKS Tarnobrzeg Sp. z o.o., PMKS Tarnobrzeg Sp. z o.o. and PKS Gdańsk Sp. z o.o. were strongly present on this market in 2009. Owing to successfully won tenders for long-term provision of services on city lines the Companies have a guaranteed level of revenues in the coming years.

Car Fleet Management (CFM)

Orbis Transport Sp. z o.o. is engaged in long-term car rental activities (full service leasing) and fleet management based on the Franchising Agreement executed with the company Hertz International, operating under the trade name Hertz Lease.
Orbis Transport Sp. z o.o. was one of the first companies on the Polish market to offer its partners comprehensive solutions in the area of long-term rental and fleet management, providing highest quality services to Polish and international companies and institutions since 1996. Profound experience acquired during this period allowed to devise most effective service standards and precise rules of procedure in servicing vehicles, depending on the needs of clients originating from various sectors of the economy. Consequently, today the company ranks as one of Polish leaders in car fleet management sector.

As a result of the worldwide economic crisis and a decline in total investments, in 2009 the pace of growth of the lease segment declined substantially. The highest decline in terms of the number and value of new leases was reported by the vehicles sector, especially passenger car sector. According to data from the Polish Leasing Association, in 2009 the number of new leased vehicles declined by approx. 32% as compared to 2008, while the value of new leased vehicles went down by approx. 37% during this period. Following the dramatic slump in 2008, this was a successive poor year for the lease industry. Moreover, in view of difficult financial standing of numerous entrepreneurs, many lease agreements were terminated prior to the end of the contractual term and leased vehicles were returned to lease companies. Therefore, numerous lease companies were forced to adopt stricter crediting procedures related to verification of clients' solvency.
Poor performance of the lease sector in 2009, including the vehicles lease sector, are reflected in the results of the car fleet management (CFM) segment. According to figures recently published by the Institute of Research and Solutions B2B Keralla Research the year 2009 was one of the worst periods in the history of the company car outsourcing sector in Poland. The market that had been growing rapidly, with sales growths of 20-30%, went up by a mere 5.3% during 12 months ended December 31, 2009. Consequently, at the end of 2009 the entire CFM sector numbered only 130 thousand cars. The estimated share contributed by Orbis Transport to this sector is approx. 2%.

It is difficult to determine explicitly what the year 2010 will eventually bring for the lease sector. Nevertheless, the Management Board of Orbis Transport is convinced that, despite the prevailing global crisis, at the end of 2010 the company will be able to maintain managed fleet at the same level as at the end of 2009. Some entrepreneurs that have so far financed car purchases with their own funds may, owing to restricted access to capital, in 2010 consider outsourced capital involvement, i.e. leases and especially full service leasing. This solution will offer the companies an opportunity to appropriate disposable funds for development of their own core business.

Short-term rental (Rent a Car).

Orbis Transport Sp. z o.o. is also engaged in car rental operations under the Franchising Agreement with the company Hertz International Ltd., one of the leading Rent-a-Car companies worldwide.

The year 2009 did not bring any changes to the relatively stable Rent-a-Car market in Poland. According to estimates as at the end of 2009, despite a growing and increasingly strong competition, Orbis Transport remains one of the leading companies of the Rent-a-Car market in Poland. Orbis Transport Sp. z o.o. maintains its 20%-25% share of the business customer market. The global crisis and savings sought by companies (e.g. limited number of business trips and further reduction in investments) the short-term rental market in Poland reported a 20% decline in demand in 2009. Troubled international markets and progressive reduction of the volume of labor-related migration stopped the expansion of low-cost airlines, which forced many low-cost carriers to close-down their connections with Poland. This has also affected Ryanair, the strategic worldwide partner of Hertz, which closed down the least profitable flights to some cities in Poland as from the end of 2008. Therefore, the company reported a 35% drop in the number of cars rented to Ryanair clients.

In order to minimize negative effects of the crisis, commercial activities of the short-term rental department focused on solicitation of new business clients and promotion of longer rentals and rentals during holiday periods among other

(all amounts are in PLN thousand, unless stated otherwise)

groups of clients. Launched promotions allowed the Company to reduce the decline in rented vehicles in the tourist segment (excluding Ryanair) down to 13%. Also, the number of long-term rentals was reported to go up by 13% while the number of rentals in the replacement car segment grew four times.
The fall in the number of rented cars is cushioned by depreciation of the average rate of exchange of the Polish zloty by 22% (against 2008), which offered more freedom in adapting prices to fluctuating demand and competition.

3.1.3 Legal Environment

The following legislative acts of significance for business operations of the Orbis Group in 2009 have been promulgated or entered into force since January 2009:

- On February 1, 2009, the Regulation of the Minister of Labor and Social Policy of January 29, 2009 concerning the issue of work permits to foreigners (Official Journal „Dz. U." No. 16, item 84) came to force. The Regulation specifies, among others, types of work permits, procedures concerning work permits, list of documents in proceedings for the issue or extension of work permits.
- On August 3, 2009 the Act of December 5, 2008 amending the Act "Companies and Partnerships' Code" and amending the Act on Trading in Financial Instruments came into force (Official Journal "Dz. U." no. 13, item 69). The amending act served as a basis for introducing numerous changes in provisions concerning joint-stock companies, among others, relating to convention of general meetings of public companies, announcement of general meetings of public companies. An opportunity was introduced for shareholders of a public company to cast their votes by mail, if such a mode of voting is provided for in the general meeting by-laws, and shareholders have been allowed to vote differently under each share held.
- The Official Journal „Dz.U." no. 169 item 1327 published the Regulation of the Minister of Finance of September 25, 2009 concerning detailed rules for preparation of consolidated financial statements of groups by entities other than banks, insurance and reassurance companies. The Regulation, that entered into force on January 1, 2010, lays down detailed rules for preparation of consolidated financial statements of groups by entities other than banks, *insurance and reassurance companies, including the scope of information to be disclosed in such financial* statements and in reports on operations.

3.2 Internal Factors

3.2.1 Investment Program of the Group

The Orbis Group invested **PLN 138 529 thousand** during the period of 12 months of 2009.

Table 17. Major areas of investment expenditure in the Group

Name of the entity	2009	2008
Orbis Hotel Group	92 567	263 907
Orbis Transport Group	45 962	73 020
TOTAL Group	**138 529**	**336 927**

During 12 months of 2009, **the Orbis Hotel Group** expended **PLN 92 567 thousand** (of which PLN 68 401 thousand spent by Orbis S.A.) on property, plant and equipment.

Investing activities of the Orbis Group in 2009 focused on completion of works related to the construction of the Etap hotel in Toruń and the Ibis hotel in Kielce and their openings. Also, comprehensive modernization works were carried out in the Mercure Hevelius hotel in Gdańsk and the Skalny hotel in Karpacz. Following completion of renovation works, the latter establishment was incorporated into the Mercure brand on September 1, 2009. During the last quarter of 2009 modernization of the 9th floor of the Mercure Grand hotel in Warsaw started. The works were undertaken to create modern banquet and conference spaces.
Works in the remaining establishments were of a smaller-scale and comprised works necessary to maintain the standard. As regards IT, the project related to the automatic reservation system of the ACCOR network (TARS) was continued. In the period under analysis measures were also taken to enhance the fire safety level in selected hotels, i.e. the fire alarm signaling system was modernized and the sound warning system installed.

(all amounts are in PLN thousand, unless stated otherwise)

The investment spending of the **Orbis Transport Group** in four quarters of 2009 amounted to **PLN 45 962 thousand,** of which PLN 43 756 thousand was allotted for purchase of motor vehicles for the purpose of car rent and leasing business of the parent company. The remaining amount was expedited, among others, for the purchase of coaches for transport activities and purchase of licenses and IT software.

3.2.2 Employment and Payroll & Related Expenses

Table 18. *Average employment in the Group* (full-time jobs)

Name of entity	2009	2008
Orbis Hotel Group	3 680	3 831
Orbis Transport Group	841	861
PBP Orbis Group	373	420
TOTAL Group	**4 894**	**5 112**

The average employment level in the Orbis Group amounted to **4 894** full-time jobs as at the end of December 2009 and was by 4.26% lower as compared to the corresponding period of past year. The most substantial reduction of the number of full-time jobs was reported by Orbis S.A., while the employment in Hekon – Hotele Ekonomiczne S.A. went up compared on the year-to-year basis as a result of new hotel openings.

3.3 Prospects of the Group's Development

3.3.1 Tourist Traffic Forecasts

According to adjusted forecasts of the Institute of Tourism, following declines down to 13 million in 2008 and 11.9 million in 2009, the overall number of tourist arrivals should grow to approx. 13.2 million and 13.3 million in the years 2012 and 2013. This translates into long-lasting and arduous recovery of the tourist traffic. The highest levels reported in 2000 and 2006 will remain out of reach.

Chart 8. Tourist arrivals during years 2000 - 2009 and forecast up to 2013.


Tourist arrivals
(mill)
20
18
16
14
12
10
17,4
15,0
14,0
13,7
14,3
15,2
15,7
15,0
13,0
11,9
12,3
12,7
13,3
13,3
av. yearly change 2009-2015: 2.9%
av. yearly change: 94-08 -2.6%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Source: estimates and forecasts of the Institute of Tourism (March 2010)

Stabilization may be expected in the number of arrivals from Germany, after the drop in 2009. Arrivals of our Eastern neighbors declined significantly in 2008, following Poland's entry into the Schengen zone. How fast these losses will be set off in future is not certain.

Chart 9. Tourist arrivals from main country segments (in million)


million
18
16
14
12
10
8
6
4
2
0
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013
Other countries
Main overseas
15 EU (without GE)
East neigbours
Germany

Source: estimates and forecasts of the Institute of Tourism (March 2010)

3.3.2 Plans for Subsequent Periods

Investment program of the Orbis Hotel Group

Slowdown in the GDP growth in Poland and deteriorated economic conditions in entire Europe influence revenues in the hotel sector. Present macroeconomic environment and incessantly low demand for hotel services induce the Management Board of the Company to adopt a cautious approach when assessing incoming months. We should not expect the hotel market to recover before the third quarter of 2010.

Therefore, in the coming period the Hotel Group will continue the savings program and proceed with a limited investment program, focusing on the most crucial needs of the hotels. Completion of works in the Mercure Grand hotel in Warsaw and in the low section of the Novotel Centrum in Poznań is major item among planned modernizations. A substantial amount will be appropriated for finalization of works initiated in 2009 that aim at improving the fire safety level. Other expenditure will be earmarked for smaller-scale modernizations and purchases of property, plant and equipment that are necessary to enhance guests' comfort and maintain hotels in proper technical condition. As regards new investments, plans provide for preparation of a design and commencement of construction of the Novotel in Łódź at the turn of 2010/2011. Also, activities related to preparation of design documents and obtaining permits for a number of investment projects falling within the scope of the strategy of construction of Etap and Ibis hotels will continue.

Furthermore, the Orbis Hotel Group will intensify its marketing efforts. The plan of marketing actions embraces projects aimed at enhancing demand for hotel, conference and food&beverage services and shaping the image of the company as the largest hotel network in Poland.

Program of changes in the Orbis Transport Group

Strategic objectives of the Orbis Transport Group for the year 2010 do not change much. Development trends will continue in all areas of core business of the Company and its subsidiaries. The strategy for the next year may be outlined as follows:

CFM department– maintenance of the fleet service volume at the level reported as at the end of 2009, focus on the medium business clients segment (stabilization of the margin level), ensuring a stable and cheap source of financing, reduction of fleet service costs (internal and external). Taking actions aimed at curbing the loss on sales of post-leased cars by introducing new sales channels, i.e. Internet auctions. Strengthening promotional campaigns on the Internet by utilizing new www sites of the Company.

RaC department– maintaining the leading position in the business sector, taking actions covering the next 2 years to restore the revenue level of 2007/2008. Continuation of the strategy aimed at ensuring the highest fleet liquidity ratio by purchasing cars for the short-term car rental business with a buy-back option, financed with a bank loan.

international coach transport – actions that will allow to push sales up in the setting of a reduced network of connections. Plans provide for business streamlining by reducing non-profitable lines and adapting the offer of destinations and frequencies to existing passenger traffic channels and competition. Intensified focus on expansion and stimulation of the sales network.

parking services – development of commercial activities to improve occupancy rates on parking lots through cooperation not only with hotels, but also with local offices.

local coach transport services - increasing profitability through rescheduled timetables and reduction of non-profitable connections; unification of the vehicles fleet and purchase of new coaches, modernization of buildings used in the business.

(all amounts are in PLN thousand, unless stated otherwise)

4. FINANCIAL RESULTS OF THE ORBIS GROUP

4.1 Income Statement

Table 19. Income statement of the Orbis Group

in PLN thous.	2009	2008	% change
Net sales of products, merchandise and materials	853 922	937 704	-8,9%
*% share in total revenues**	**97,27%**	**99,09%**	
Cost of sales	(649 623)	(687 726)	-5,5%
Distribution & marketing expenses	(41 202)	(47 608)	-13,5%
Overheads & administrative expenses	(101 849)	(133 566)	-23,7%
*% share in total costs***	**95,32%**	**95,13%**	
Other operating income	23 988	8 635	177,8%
Other operating expenses	(17 182)	(18 957)	-9,4%
Revaluation of non-financial non-current assets	(2 855)	10 035	-
Operating profit - EBIT	**65 199**	**68 517**	**-4,8%**
Finance expenses	(21 714)	(25 482)	-14,8%
Share of net profits/losses of associates	(53)	904	-
Profit before tax	**43 432**	**43 939**	**-1,2%**
Income tax	(16 711)	(10 933)	52,8%
Net profit on continuing operations	**26 721**	**33 006**	**-19,0%**
Loss on discontinued operations	(32 782)	(6 894)	375,5%
Net profit (loss) for the period	**(6 061)**	**26 112**	**-**
EBIT margin (EBIT/Revenues) on continuing operations	7,6%	7,3%	0,3pp
EBITDA on continuing operations	**229 277**	**242 826**	**-5,6%**
EBITDA margin (EBITDA/Revenues)	26,8%	25,9%	0,9pp

* Total revenues are understood as the sum of "Sales", "Other operating income" and "Finance income".
** Total costs are understood as the sum of "Cost of sales", "Distribution & marketing expenses", "Overheads & administrative expenses", "Other operating expenses" and "Finance expenses".

The year 2009 was marked by the effects of the economic crisis. Although consumer moods improved, hotel services failed to report a growth in sales. Hence, the Orbis Hotel Group ended the period under discussion with a decline in sales on the year-to-year basis. The economic slowdown brought about a fall in the short-term car rental and coach transport segments. On the other hand, the growth in sales in the long-term rental segment is attributable to the fact that the total number of cars utilized in this line of business was higher than in 2008.
The cost curbing program continued in all the companies forming the Orbis Group which produced measurable effects and declines in all cost categories. Moreover, Orbis S.A. released some actuarial provisions whose amounts were no longer justified owing to changes in the collective labor agreement. Consequently, staff costs went down in 2009. Worthy of note is also a downwards trends in costs resulting from a limited scale of provided services. Recognized fees for affiliation with hotel systems, correlated with the level of sales, were therefore lower in Orbis S.A.
Other operating income grew considerably in 2009 as compared to the corresponding period of 2008. The growth results from gains on the sale of two hotels (in Nowy Sącz and in Olsztyn) of PLN 12 million posted by Orbis S.A. in the last quarter of the year. Over the same period, other operating expenses declined slightly against 2008.

As a result of a considerable decrease in operating expenses in all the companies, coupled with the sale of hotels by Orbis S.A., in 2009 the Orbis Group generated operating profit **(EBIT) of PLN 65 199 thousand**.
The Group did not report any finance income, whereas its finance expenses, comprising mainly interest on borrowings, reported a decline in 2009 as compared to 2008.
In the setting of all the above described factors, in 2009 the Group generated **a net profit on continuing operations** of **PLN 26 721 thousand.**
The entire **result on discontinued operations** concerns PBP Orbis Sp. z o.o. Throughout the year 2009 the company's operating performance was worse than in 2008. This is an effect of the global economic crisis that has particularly affected the tourist business. PBP Orbis Sp. z o.o. reported falls in sales in all of segments of its operations. Detailed figures are available in point 6 of the annual financial statements of the Orbis Group for 2009.
In 2009, the result on discontinued operations included, the Orbis Group reported a **net loss** of **PLN 6 061 thousand.**

4.2 Operating Results of Leading Group Companies

Financial results of the Group and its companies are an outcome of their operating results. Below we present the basic operating ratios of individual companies of the Group along with comments.

4.2.1 Orbis Hotel Group

The Hotel Group's performance reflects the effects of the financial crisis. Nevertheless, despite a clear decline, sales remained at quite a good level. Also, the Group to a large extent managed to implement the cost savings program.

Table 20. *Financial results of the Orbis Hotel Group*

PLN thousand	2009	2008	% change
	Orbis Hotel Group		
Net sales	694 577	772 967	-10,1%
EBIT	33 772	74 046	-54,4%
EBITDA	165 076	215 542	-23,4%
Net profit	**4 010**	**43 614**	**-90,8%**

The profit was reduced owing to the recognized impairment loss on shares of PBP Orbis Sp. z o.o. and other one-off events.

Table 21. Results of the Orbis Hotel Group, net of effects of one-off events

in PLN thousand	*2 009*	*2 008*	*% change*
EBITDA	165 076	215 542	-23,41%
1. sale of real properties	-12 048	0	
2. revaluation of non-current assets	28 009	-10 260	
3. amicable agreement reached in a dispute concerning real property	0	7 000	
"Pro forma" EBITDA	**181 037**	**212 282**	**-14,72%**

In 2009, the Hotel Group reported a decline in all the operating ratios as compared to the corresponding period of 2008. The fall is a result of the financial crisis prevailing in Poland and around the year for over a year, that has brought about a dramatic reduction in the number of tourists who come to visit this country as well as a fall in the number of business trips in Poland. Aiming to support sinking occupancy rate, the Hotel Group launched various promotions and applied discounts in its price offer, which decreased the Average Room Rate. The discount policy was reflected in the structure of hotel guests in 2009 (Poles outnumbered foreigners). As at the end of the year, the Hotel Group reported a growth in the number of rooms as compared to 2008. This increase is attributable to the opening of one Ibis hotel (in the second quarter), one Etap hotel (in the third quarter) and full opening of the Mercure Grand hotel to guests, coupled with discontinued operations of the Grand hotel in Łódź (in the fourth quarter).

Table 22. Operating ratios of the Orbis Hotel Group

ratios	12 months ended Dec. 31, 2009	12 months ended Dec. 31, 2008	% change 2009/2008
Occupancy rate	47,30%	53,70%	-6,40pp
Average Room Rate (ARR) in PLN	225,0	233,3	-3,56%
Revenue per Available Room (RevPAR) in PLN	106,5	125,3	-15,00%
Number of roomnights sold	1 940 531	2 107 478	-7,92%
Number of rooms	11 181	11 002	1,63%
% structure of roomnights sold			**% change**
Poles	50%	47%	3,00pp
Foreigners	50%	53%	-3,00pp
Business clients	61%	66%	-5,00pp
Tourists	39%	34%	5,00pp

*This table contains collective data of Orbis S.A., Hekon-Hotele Ekonomiczne S.A. and UAB Hekon

4.2.2 Orbis Transport Group

The net sales of the Orbis Transport Group were in 2009 lower than in 2008, mainly due to a reduced scale of operations in the coach transport segment. Despite lower sales, the Group generated higher EBIT owing to substantially limited operating expenses, chiefly costs of outsourced services, social security contributions and employee benefit expense. The net result of the Group was advantageously impacted by the decline in the CHF rate of exchange reported in 2009, which was reflected in substantially lower level of exchange differences arising on valuation of a loan denominated in CHF. Moreover, finance expenses declined as a result of reduced indebtedness of the Group and lower level of the WIBOR than a year ago.

Table 23. Financial results of the Orbis Transport Group

in PLN thousand	2009	2008	% change
	Orbis Transport Group		
Net sales	163 710	170 788	-4,1%
EBIT	5 940	(4 540)	-
EBITDA	38 776	28 509	36,0%
Net profit/loss	**164**	**(13 129)**	**-**

The Orbis Transport Group reported a decline in the operating performance of the coach transport segment compared on the year-to-year basis. The downwards trend in the number of carried passengers and the mileage prevailed throughout the entire year 2009 and related to several measures, described in preceding reports, taken to improve profitability in this segment. The number of car/days sold in the RaC business was lower both in the fourth quarter of 2009 and in the entire 2009 ytd as compared to the corresponding periods of 2008.

This segment also suffered from the effects of the economic crisis in connection with drastic curbing of current expenses by business operators. Restrictions in the area of investments and purchases introduced in numerous companies exerted a disadvantageous impact on the number of ordered cars and new lease agreements. Nevertheless, in 2009 the Hertz Lease segment generated revenues from rental services nearing the figure reported in 2008, predominantly because the total number of agreements (new agreements and agreements executed in preceding periods) was maintained at the same level as in 2008.

Table 24. Industry ratios of the Orbis Transport Group

	12 months ended Dec. 31, 2009	12 months ended Dec. 31, 2008	% change 2009/2008
Number of persons transported by Orbis Transport Group coaches	3 745 515	4 075 698	-8,10%
Mileage covered by Orbis Transport Group coaches	23 451 822	27 706 277	-15,36%
Number of car rental days in Hertz Rent a Car	52 840	66 969	-21,10%
Number of cars leased by Hertz Lease (new agreements)	568	894	-36,47%

4.2.2 Discontinued Operations – PBP Orbis Sp. z o.o.

In view of resolution of the Supervisory Board of Orbis S.A. dated December 17, 2009 granting consent for the Management Board to take actions aimed at disposal of shares held in PBP Orbis Sp. z o.o., the issuer does not plan to continue operating as a travel agency.

Therefore, in compliance with IFRS 5, the result on the tourist business is presented as discontinued operations.

The transaction was executed after the end of the reporting period, on January 6, 2010. This will allow to eliminate the impact of this segment on the Group's performance, simplify the operation of the Group and enhance identification with the core business, i.e. hotels.

Table 25 Financial results of PBP Orbis

in PLN thousand	2009	2008	% change
		PBP Orbis	
Net sales	167 990	258 023	-34,9%
EBIT	(22 387)	(6 568)	240,8%
EBITDA	(19 888)	(3 724)	434,0%
Net loss	**(24 468)**	**(5 796)**	**322,2%**
Net loss after consolidation adjustments	**(32 782)**	**(6 894)**	**375,5%**

5. STATEMENT OF FINANCIAL POSITION OF THE ORBIS GROUP

5.1 Description of Items of the Statement of Financial Position

Table 26. Consolidated statement of financial position of the Orbis Group

in PLN thousand	2 009	2 008	% change in 12 months ended Dec. 31, 2009
Non-current assets	2 188 691	2 252 073	-2,8%
% share in total assets	*92,9%*	*90,2%*	
Current assets	127 330	238 724	-46,7%
% share in total assets	*5,4%*	*9,6%*	
Assets classified as held for sale	39 456	5 240	653,0%
% share in total assets	1,7%	0,2%	
TOTAL ASSETS	**2 355 477**	**2 496 037**	**-5,6%**
Equity	1 800 779	1 806 758	-0,3%
% share in total equity&liabilities	*76,5%*	*72,4%*	
Liabilities	522 926	689 279	-24,1%
% share in total equity&liabilities	*22,2%*	*27,6%*	
Liabilities associated with assets classified as held for sale	31 772	0	100,0%
TOTAL EQUITY AND LIABILITIES	**2 355 477**	**2 496 037**	**-5,6%**

Non-current assets
Non-current assets are dominated by **Property, plant and equipment**, with the most significant items including: hotel buildings as well as land and rights to perpetual usufruct of land. In the entire year 2009, the value of this item remained at a more or less the same level, which is predominantly a consequence of regularly accrued depreciation, accompanied by expenditure on tangible assets that, in view of reduced scale of investments, was lower as compared to 2008.

Current assets
As at the end of 2009 the most sizeable decline occurred in **Other short-term receivables** as compared to the end of the past year, which is attributable to the refunded VAT, including to Orbis S.A.

Non-current liabilities
The most significant changes in 2009 occurred in the **Borrowings** item and related to reclassification of the investment loan of PLN 188 million to current liabilities by Orbis S.A., accompanied by an increase in this item by PLN 21 million in Orbis Transport Sp. z o.o. as a result of extension of maturity of the overdraft facility by another year. The entire amount of the facility is temporarily presented under current. By virtue of requirements of accounting standards (IAS 1), Orbis S.A. was obligated to reclassify these borrowings from non-current to current liabilities as at December 31, 2009 in connection with high likelihood of breaching the terms of the Facility Agreement. As at the day of publication of the report the Company has executed an agreement with the syndicate of banks that finance the investment facility. Pursuant to the agreement, the amount of PLN 188 million will be presented under non-current liabilities in the financial statements for the first quarter of 2010 (see point 13 of the report. The **Provision for pension and similar benefits** declined considerably as a result of reversal of some actuarial provisions in Orbis S.A. following amendments to the Collective Labor Agreement.

Current liabilities
The current liabilities item is dominated by **Borrowings**. The growth in this item in the last quarter of 2009 is an outcome of transactions described in the section on non-current liabilities, coupled with a repayment of a facility installment of PLN 94 million by Orbis S.A. The reason for presentation of the entire amount of the facility under current liabilities by Orbis S.A. is described above. This item changed also as a result of a decreased amount of the overdraft facility in Orbis Transport Sp. z o.o.

(all amounts are in PLN thousand, unless stated otherwise)

Assets classified as held for sale and associated liabilities

By virtue of resolution dated December 17, 2009 the Supervisory Board of Orbis S.A. granted its consent for the Management Board of Orbis S.A. to take actions aimed at disposal of shares held in PBP Orbis Sp. z o.o. As at December 31, 2009, these actions were advanced to the extent that meets the criteria set out in IFRS 5 providing that assets classified as held for sale along with associated liabilities form a Disposal Group.

Payment of dividend

Orbis Kontrakty Sp. z o.o.

By virtue of resolution no. IV of the Annual Meeting of Shareholders dated May 21, 2009, a dividend of PLN 7 706 thousand was due to Orbis S.A. and a dividend of PLN 1 927 thousand was due to Hekon – Hotele Ekonomiczne S.A. The dividend was paid in two installments: the first installment on May 27, 2009 and the second on July 27, 2009.

Hekon-Hotele Ekonomiczne S.A.

By virtue of resolution no. IV of the Annual Meeting of Shareholders dated June 29, 2009 a dividend of PLN 35 969 thousand was due to Orbis S.A. The dividend was paid on September 29, 2009.

5.2 Borrowings

Table 28. Borrowings as at December 31, 2009.

Debtor	Creditor	Title	Currency	Dec.31, 2009	Dec.31, 2008	Interest rate	Maturity
Orbis S.A.	Agreement for Term Facilities with Bank Handlowy w Warszawie S.A. and Société Générale S.A. Branch in Poland (Lead Organizers), Bank Zachodni WBK S.A. and Calyon (Organizers)	term facility	PLN	282 755	381 105	WIBOR + margin	Nov. 10, 2012
Orbis Transport Sp. z o.o.	Kredyt Bank S.A.	bank loan	PLN	625	1 250	WIBOR 1M + margin	Dec.31, 2010
Orbis Transport Sp. z o.o.	Kredyt Bank S.A.	bank loan	PLN	625	1 250	WIBOR 1M + marża	Dec.31, 2010
Orbis Transport Sp. z o.o.	Kredyt Bank S.A.	bank loan	PLN	12 871	26 202	WIBOR O/N + margin	Feb.24, 2011
Orbis Transport Sp. z o.o.	Kredyt Bank S.A.	bank loan	PLN	0	11 813	Libor 1M + margin	Jan.31, 2009
			CHF	*0*	*4 217*		
Orbis Transport Sp. z o.o.	Société Générale S.A.	bank loan	PLN	11 121	9 738	WIBOR 1M + margin	Jan.31, 2011
Orbis Transport Sp. z o.o.	Société Générale S.A.	bank loan	PLN	11 843	0	Libor 1M + margin	Jan.31, 2011
			CHF	*4 281*	*0*		
PBP Orbis Sp. z o.o.	Kredyt Bank S.A.	bank loan	PLN	0	2 365	WIBOR O/N + margin	Jan.31, 2009
Total			**PLN**	**319 840**	**433 723**		
			CHF	4 281	4 217		

In 2009 the Group limited its financing activities to repayment of borrowings and interest.

6. STATEMENT OF CASH FLOWS

Table 29. Net cash flows in the Orbis Group

in PLN thousand	2009	2008	% change
Cash flows from operating activities	211 853	155 347	36,4%
Cash flows from investing activities	(87 647)	(306 443)	71,4%
Cash flows from financing activities	(128 514)	110 482	-
Total net cash flows	**(4 308)**	**(40 614)**	**89,4%**
Cash and cash equivalents at end of period	61 430	65 738	-6,6%

In the current year, the Orbis Group reported slightly negative net cash flows. Expenses were dominated by financing activities.

The statement of cash flows for 12 months ended December 31, 2009 includes figures from discontinued operations. *Cash flows generated in discontinued operations are presented in Note 6 to the annual financial statements of the* Group.

6.1 Operating activities

The Orbis Group reported positive cash flows from operating activities. This result was most substantially impacted by adjustments for events that occurred in Orbis S.A., i.e. partial release of actuarial provisions (change in provisions) and sale of hotel properties (gains on investing activities). The largest positive adjustment was depreciation/amortization, while the most sizeable negative adjustment related to change in provisions.

6.2 Investing activities

The Orbis Group reported negative cash flows from investing activities in 2009, predominantly as a result of incurred investment expenditure.

6.3 Financing activities

In 2009, the Orbis Group generated negative cash flows from financing activities. This result was mostly impacted by Orbis S.A. which took successive tranches of the investment term facility in the preceding year, while in the current year limited its financing activities to payment of a portion of the facility and interest.

7. RATIO ANALYSIS OF THE FINANCIAL STATEMENTS

An analysis covering profitability, turnover and financing ratios has been made on the basis of the financial statements (income statement and statement of financial position). The ratios concern continuing operations.

7.1 Profitability Ratios

Return of Equity (ROE)

	2009	2008
Net profit (loss) on continuing operations	26 721	33 006
Equity - opening balance	1 806 758	1 798 306
Equity - closing balance	1 800 779	1 806 758
Return on equity	**1,5%**	**1,8%**

(all amounts are in PLN thousand, unless stated otherwise)

This ratio depicts the rate of return generated by capital invested in a business. In 2009, this ratio remained at a similar level as a year ago.

Return on assets (ROA)

	2009	2008
Net profit (loss) on continuing operations	26 721	33 006
Total assets - opening balance	2 496 037	2 364 631
Total assets - closing balance	2 355 477	2 496 037
Return on assets	**1,1%**	**1,4%**

This ratio reveals a rate of return generated by assets. This ratio did not change.

Net return on sales (ROS)

	2009	2008
Net profit (loss) on continuing operations	26 721	33 006
Sales of products, merchandise and materials	853 922	937 704
Net return on sales	**3,1%**	**3,5%**

This ratio reveals the value of net profit generated by a single sales unit. The return on sales went down.

7.2 Efficiency Ratios

Debtor collection period

	2009	2008
Trade receivables – opening balance	67 357	60 625
Trade receivables – closing balance	30 145	67 357
Sales of products, merchandise and materials sold	853 922	937 704
Number of days	360	360
Debtor collection period	**20,6**	**24,6**

This ratio shows the average number of days preceding payment by trade debtors. In 2009 this ratio declined slightly. The turnover is still short (approx. 2.9 weeks), which means that cash is not frozen with trade debtors.

Creditor collection period

	2009	2008
Trade payables – opening balance	81 915	93 002
Trade payables – closing balance	56 706	81 915
Cost of products, merchandise and materials sold	649 623	687 726
Number of days	360	360
Creditor collection period	**38,4**	**45,8**

This ratio shows the average number of days preceding payment to trade creditors. In 2009 this ratio decreased as compared to the end of 2008.

(all amounts are in PLN thousand, unless stated otherwise)

Inventory turnover

	2009	2008
Inventory – opening balance	7 161	9 403
Inventory - closing balance	5 319	7 161
Cost of products, merchandise and materials sold	649 623	687 726
Number of days	360	360
Inventory turnover	**3,5**	**4,3**

This ratio shows the average number of days in the inventory turnover cycle. In 2009 the inventory turnover remained at a similar level.

7.3 Financing Ratios

Debt-to-equity

	2009	2008
Total debt	522 926	689 279
Total equity	2 355 477	2 496 037
Debt to equity	**22,2%**	**27,6%**

The debt-to-equity ratio reveals the contribution of external capital in financing assets. In 2009 this ratio went down due to repayment of a portion of borrowings and reclassification of liabilities related to PBP Orbis to a group of liabilities associated with assets classified as held for sale.

Interest cover

	2009	2008
EBITDA on continuing operations	229 277	242 826
Cost of interest	26 335	19 494
Interest cover	**8,7**	**12,5**

This ratio defines the burden of interest payments. This ratio declined in 2009 but remains at a very safe level, since EBITDA is sufficient to cover nearly 9-times the cost of interest.

Non-current asset cover ratio

	2009	2008
Equity	1 800 779	1 806 758
Non-current assets	2 188 691	2 252 073
Non-current asset cover ratio	**82,3%**	**80,2%**

This ratio reveals the percentage of non-current assets which is financed by equity. In 2009 this ratio went up due to limited number of investments that resulted in a reduction of the global value of non-current assets (depreciation) and the entire profit for 2008 that was retained in the Company.

(all amounts are in PLN thousand, unless stated otherwise)

- on March 11, 2010 the change of the business name of Orbis Travel Incoming Sp. z o.o. to Orbis Incoming Sp. z o.o. was registered in the National Court Register,
- on March 15, 2010 the change of the business name of z Orbis Travel Corporate Sp. z o.o. to Orbis Corporate Sp. z o.o. was registered in the National Court Register.

(all amounts are in PLN thousand, unless stated otherwise)

Current ratio

	2009	2008
Current assets	127 330	238 724
Current liabilities	412 420	314 843
Current ratio	**0,31**	**0,76**

Current ratio reveals the cover of current assets by current liabilities.
The current ratio remains low but in the opinion of the Management Board of Orbis S.A. financial liquidity is secure, considering the structure of current liabilities. Current liabilities comprise over PLN 14 million of received prepayments for hotel services that will in future increase the Company's revenue and profit, which results from the seasonal nature of this type of business. Over PLN 6 million of non-current assets classified as held for sale consisting of means of transport withdrawn from use in short-term rental and lease businesses that are relatively liquid assets. The amount of unused credit lines equals PLN 78 million. Also, PLN 188 million posted under borrowings is a future non-current liability that the Orbis S.A. was obligated to reclassify temporarily to current liabilities pursuant to the requirements of accounting standards (IAS 1). By virtue of an agreement executed in 2010 with the syndicate of banks that finance the long-term facility, the above amount will be presented in non-current liabilities already in the financial statements for the first quarter of 2010.
After elimination of the above amounts, the current ratio exceeds 1.0. and reaches a value that guarantees security.

8. EVENTS AFTER THE END OF THE REPORTING PERIOD

- **Orbis S.A.** - Pursuant to the agreement dated January 5, 2010 executed with PBP Orbis Sp. z o.o., the Company acquired 520 shares in Orbis Transport Sp. z o.o., with the nominal value of PLN 100 each, and aggregate nominal value of PLN 52 000.00. Consequently, Orbis S.A. increased its percentage holding in the share capital of Orbis Transport up to 99.07%.

- **Orbis S.A.** - On January 6, 2010 the Company executed a transaction of sale of all shares held in the subsidiary company PBP Orbis Sp. z o.o. The parties to the contract are Orbis S.A. as the seller, and Central European Tour Operator SARL as the buyer. Pursuant to the contract, on the contract execution date the buyer acquired 47% shares in PBP Orbis Sp. z o.o. The remaining 48.08% shares will be acquired provided that the President of the Office of Competition and Consumer Protection gives approval for making concentration (see: current report no. 1/2010). 26 marca 2010 roku spółka Orbis S.A. otrzymała zawiadomienie ze spółki PBP Sp. z o.o. , z którego wynika że spełniony został ostatni z warunków przewidzianych w umowie z dnia 6 stycznia 2010 roku determinujących transakcję sprzedaży pozostałych 48,08% udziałów posiadanych przez Orbis S.A. W związku z powyższym i faktem, że kupujący nabył 47% udziałów PBP Orbis Sp. z o.o. w dacie podpisania ww. umowy, wszystkie posiadane przez Orbis S.A. udziały w kapitale zakładowym PBP Orbis Sp. z o.o. zostały na mocy ww. umowy z 6 stycznia 2010 roku przeniesione na Central European Tour Operator SARL. (patrz raport bieżący nr 6/2010). 29 marca 2010 roku Orbis S.A. i Central European Tour Operator SARL podpisali dokument będący finalnym porozumieniem potwierdzającym wykonanie przedmiotowej umowy i przeniesienie na Central European Tour Operator SARL w dniu 25 marca 2010 roku prawa własności do wszystkich nabytych od Orbis S.A. 95,08% udziałów w kapitale zakładowym PBP Orbis Sp. z o.o. (patrz raport bieżący nr 7/2010).

- **Orbis S.A.** - On February 23, 2010 the Company signed an annex to the Agreement for Term Facilities with a syndicate of banks that finance the investment facility of Orbis S.A. Pursuant to the annex, new, more favorable levels of facility covenants were set, the margin was updated and valuation of real property that secures the facility was commissioned. (see: current report no. 5/2010).

- In March 2010 changes of business names of three companies whose share capital is in 100% held by Orbis S.A. were registered in the National Court Register [KRS]:

  - on March 10, 2010 the change of the business name of Orbis Travel Sp. z o.o. to Orbis Development Sp. z o.o. was registered in the National Court Register,

(all amounts are in PLN thousand, unless stated otherwise)

- on March 11, 2010 the change of the business name of Orbis Travel Incoming Sp. z o.o. to Orbis Incoming Sp. z o.o. was registered in the National Court Register,
- on March 15, 2010 the change of the business name of z Orbis Travel Corporate Sp. z o.o. to Orbis Corporate Sp. z o.o. was registered in the National Court Register.

9. INFORMATION ON THE COMPANY AUTHORIZED TO AUDIT FINANCIAL STATEMENTS

On July 3, 2008, the Company executed an agreement with Deloitte Audyt Sp. z o.o. for the review and audit of financial statements of Orbis S.A.. The agreement covers the review of semi-annual separate and consolidated financial statements for six-month periods ended on June 30, 2008, 2009 and 2010, and the audit of annual separate and consolidated financial statements for the year 2008, 2009 and 2010.

The total net fee due or paid out for the audit of separate and consolidated financial statements of Orbis S.A. amounted to PLN 668 thousand in 2009 (PLN 712 thousand in 2008). Also, the fee for performance of other works (advisory and training activities) amounted to PLN 368 thousand in 2009. In 2008 Deloitte Audyt Sp. z o.o. did not perform any other works for Orbis S.A.

10. ASSESSMENT OF DIFFERENCES BETWEEN FORECASTED AND ATTAINED RESULTS

The updated forecast, published in the current report no. 25/2009, envisaged the attainment of a total EBITDA for the Orbis Hotel Group, composed of Orbis S.A., Hekon - Hotele Ekonomiczne S.A., UAB Hekon and Orbis Kontrakty Sp. z o.o., in the amount of PLN 180 million in 2009. The actual EBITDA net of one-off events for 12 months of 2009 totaled PLN 181 million.

Warsaw, April 19, 2010

DECLARATION
OF ORBIS S.A. MANAGEMENT BOARD

The Management Board of Orbis S.A. hereby declares that according to its best knowledge the consolidated financial statements of the Orbis Group for the year 2009 and the comparative figures for the year 2008 have been prepared in accordance with the accounting principles applied by the Group and with the International Financial Reporting Standards and reflect, in a true, fair and transparent manner, the economic and financial standing of the Orbis Group and its financial result.

The report on the operations of the Orbis Group depicts a true image of development, achievements and the condition of the Group, including description of main threats and risks.

Signatures of Members of the Management Board

Name and surname	Position	*Signature*
Jean-Philippe Savoye	President of the Management Board	
Ireneusz Andrzej Węgłowski	Vice-President of the Management Board	
Yannick Yvon Rouvrais	Member of the Management Board	
Marcin Szewczykowski	Member of the Management Board	

Warsaw, April 19, 2010

DECLARATION
OF ORBIS S.A. MANAGEMENT BOARD

The Management Board of Orbis S.A. hereby declares that the entity licensed to audit the financial statements, entrusted with the task of auditing the annual consolidated financial statements of the Orbis Group, has been selected in conformity with the law and that this entity and the licensed auditors in charge of the said audit meet the requirements necessary to express an unbiased and independent opinion on the audited annual consolidated financial statements, pursuant to the applicable regulations and professional standards.

Signatures of Members of the Management Board

Name and surname	Position	Signature
Jean-Philippe Savoye	President of the Management Board	
Ireneusz Andrzej Węglowski	Vice-President of the Management Board	
Yannick Yvon Rouvrais	Member of the Management Board	
Marcin Szewczykowski	Member of the Management Board	

82-5025

RECEIVED
2010 MAY 12 P 1:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ORBIS S.A.

SEPARATE FINANCIAL STATEMENTS

as at December 31, 2009

Orbis

Warsaw, April 19, 2010.

Ladies and Gentlemen,

The severely depressed business environment of 2009 brought attractive opportunities for active players. Orbis took that chance and decided to further reduce its cost base and to concentrate on the hotel activities. Along with constant revenue management efforts and an increasing number of loyalty schemes participants this created ground for future growth of revenues.

Consequently, our Company divested the subsidiary company PBP Orbis sp. z o.o. which meant for Orbis Group a disengagement from the touroperator & travel agency market that has been generating losses during last quarters. We will thus be able to focus our efforts on our core business and even better cater for the needs of our hotel guests.

In 2009 the Hotel Group generated sales of nearly PLN 695 million, which accounts for over 80% of the entire Group's result. The fall in revenues by 10% against 2008 was attributable to a 15% decline in the RevPar, the ratio depicting revenue per available room. Such performance, combined with an active savings program, resulted in the adjusted EBITDA of PLN 181 million, i.e. at the level envisaged in the October objectives. In Orbis S.A. only, the net profit accounted for PLN 13 million, at the EBITDA of nearly PLN 160 million, and sales of more than PLN 550 million.

Throughout the year 2009 the Orbis Hotel Group continued the real property redeployment program. Two hotels, offering in aggregate 175 rooms, were sold. These hotels did not match the strategy of the Group's development and called for substantial expenditure for refurbishment that would not generate the expected return on investment. At the same time two new economy hotels, i.e. Ibis in Kielce and Etap in Toruń were opened, adding 194 rooms to the network. Worthwhile noting are also completed extensive renovations of two other hotels: Mercure Hevelius Gdańsk and Skalny Karpacz. Following comprehensive refurbishment, the latter hotel has joined the group of Mercure-branded hotels. Total capital expenditure of the Hotel Group amounted to PLN 92 million in 2009.

Orbis starts the year 2010 being a more effective company with intensified focus on the hotel activities and financial stability. The first months of the year 2010 do not bring clear indications of sustained business recovery. Nevertheless, the declines in hotel operating ratios have been stopped. The Management Board of Orbis S.A. expects hotel market trends to reverse no earlier than in the second half of the year. These anticipations translate into restricted investment plans for 2010 and into no intentions of acquiring external financing. As in the previous year, in November 2010 Orbis is going to repay another installment of the investment loan of nearly PLN 95 million basing on the solid operational revenues.

I believe that all the employees and the management will prepare our Company for dynamic development in the subsequent periods. I would also like to thank you for your intensified efforts during such difficult times for the Group. It would not be possible for Orbis to go through the crisis and proceed with its reforms without a strong commitment of its employees and a responsible dialogue with trade unions.

Best regards,

Jean-Philippe Savoye
President of the Management Board,
Orbis S.A. Chief Executive Officer

ORBIS S.A.

WARSAW, UL. BRACKA 16

FINANCIAL STATEMENTS FOR THE 2009 FINANCIAL YEAR WITH AUDITOR'S OPINION AND AUDIT REPORT

TABLE OF CONTENTS

AUDITOR'S OPINION

To the Shareholders and Supervisory Board of Orbis S.A.

I. We have audited the attached financial statements of Orbis S.A. with registered office in Warsaw at Bracka 16 including the statement of financial position prepared as at 31 December 2009, the income statement and statement of comprehensive income, the statement of changes in equity, the statement of cash flows for the financial year from 1 January 2009 to 31 December 2009 and notes, comprising a summary of significant accounting policies and other explanatory information.

II. Preparation of financial statements and report on the activities in line with the law is the responsibility of the Management Board of the Company.

The Head of the Company and members of its Supervisory Body are obliged to ensure that the financial statements and the report on the activities meet the requirements of the Accounting Act of 29 September 1994 (Journal of Laws of 2009, No. 152, item 1223, as amended), hereinafter referred to as the "Accounting Act".

Our responsibility was to audit and express an opinion on compliance of the financial statements with the accounting principles (policy) adopted by the Company, express an opinion whether the financial statements present fairly and clearly, in all material respects, the financial and economic position as well as the financial result of the Company and an opinion on the correctness of the underlying accounting records.

III. Our audit of the financial statements has been planned and performed in accordance with:

- section 7 of the Accounting Act;
- national auditing standards, issued by the National Council of Statutory Auditors in Poland.

We have planned and performed our audit of the financial statements in such a way as to obtain reasonable assurance to express an opinion on the financial statements. Our audit included, in particular, verification of the correctness of the accounting principles (policy) and material estimates applied by the Company, verification - largely on a test basis - of the accounting evidence and records supporting the amounts and disclosures in the financial statements, as well as overall evaluation of the financial statements.

We believe that our audit provides a reasonable basis for our opinion.

IV. As presented in Note 2.2. to the financial statements, as at the date of first time adoption of International Financial Reporting Standards for preparation of the financial statements, the Management Board considered various interpretations regarding IAS 17 and decided that perpetual usufruct of land acquired free of charge as a result of the Company privatization should be recognized in the balance sheet in amounts determined in the course of independent valuation. As of 31 December 2009 and 31 December 2008, net value of perpetual usufruct of land as presented in fixed assets amounted to PLN 273,654 thousand and PLN 285,223 thousand, respectively, and presented under investment property, PLN 83,708 thousand and 81,084 thousand, respectively. At the same time, as of 31 December 2009 and 31 December 2008, the Company created a provision for deferred income tax related to titles acquired free of charge, in the amount of PLN 67,899 thousand and PLN 69,598 thousand, respectively. In our opinion, due to the fact that the ownership title is not transferred to the Company upon contract termination, in line with IAS 17 such rights are regarded as operating lease and ought to be disclosed in off-balance sheet records. Had the perpetual usufruct of land acquired free of charge not been recognized in the balance sheet, the financial profit/loss for the 12 months ended 31 December 2009 including deferred tax would have been PLN 3,996 thousand higher, and the previous years' profit/loss as at 31 December 2008 would have been PLN 293,428 thousand lower. Similarly, the financial profit/loss for the financial year ended 31 December 2008 should have been PLN 3,883 thousand higher, while the previous year's profit/loss as at 31 December 2008 should have been lower by PLN 300,541 thousand.

Additionally, the Company recognized perpetual usufruct of land acquired for a charge and amounting to PLN 14,924 thousand as at 31 December 2009 and PLN 15,115 thousand as at 31 December 2008 as property, plant and equipment. In our opinion, in line with IAS 17 the aforementioned rights should be classified as operating leases, whereas the value of payment ought to be recognized under long-term prepayments and settled over time.

V. In our opinion, except for the effects of adjustments described in section IV above with regard to classification of the perpetual usufruct of land, the audited financial statements in all material respects:

a) present fairly and clearly the information material to evaluate the economic and financial position of the Company as of 31 December 2009 as well as its profit or loss in the financial year from 1 January 2009 to 31 December 2009;

b) have been prepared in accordance with the International Accounting Standards, International Financial Reporting Standards and related interpretations published as Commission regulations, and in all matters not regulated in the standards - in accordance with the provisions of the Accounting Act, secondary legislation to the Act and based on properly kept accounting records;

c) comply with the provisions of law and the by-laws of the Company which affect the contents of the financial statements.

IV. The Report on the activities of the Company is complete within the meaning of Article 49.2 of the Accounting Act and the Ordinance of the Minister of Finance of 19 February 2009 on current and periodic information published by issuers of securities and the rules of equal treatment of the information required by the laws of non-member states and consistent with underlying information disclosed in the audited financial statements.

....
Maciej Krasoń
Key certified auditor conducting the audit
No. 10149

....
persons representing the entity

....
entity entitled to audit
financial statements entered under
number 73 on the list kept by the
National Council of Statutory Auditors

Warsaw, 19 April 2010

The above audit opinion together with audit report is a translation from the original Polish version. In case of any discrepancies between the Polish and English version, the Polish version shall prevail.

REPORT SUPPLEMENTING THE OPINION ON THE AUDIT OF THE FINANCIAL STATEMENTS OF ORBIS S.A. FOR THE 2009 FINANCIAL YEAR

I. GENERAL INFORMATION

1. Details of the audited Company

The Company operates under the business name Orbis S.A. The Company's registered office is located in Warsaw, ul. Bracka 16.

The Company operates as a joint stock company established by a notarized deed on 17 December 1990 before Paweł Błaszczak, Notary Public in Warsaw (Repertory A No. 1882/1990).

The Company was recorded in the Commercial Register kept by the District Court for Warsaw, Business Court, XVI Business-Registry Division, section B, under number RHB25134, based on the decision of 9 January 1991. Currently, the Company is recorded in the Register of Entrepreneurs kept by the District Court for the capital city of Warsaw, XII Business Division of the National Court Register in Warsaw, under number KRS 0000022622.

The Company's tax identification number NIP assigned by Second Tax Office Warszawa Śródmieście on 1 May 2004 is 526-025-04-69.

The REGON number assigned by the Statistical Office in Warsaw is 006239529.

The Company operates based on the provisions of the Code of Commercial Companies.

In accordance with the Company's by-laws, the scope of its activities includes:
- activity of tourism organizers, agents and intermediaries, other booking services and related activities;
- hotels and similar facilities;
- organization of fairs, exhibitions and congresses;
- catering services;
- maintenance and repair of motor vehicles excluding motorcycles;
- other passenger road transport n.e.c.;
- other booking service activity, n.e.c.;
- other financial services, n.e.c. excluding insurance and pension funds;
- advertisement agency activities;
- other publishing activity;
- non-specialized wholesale;
- retail trade in non-specialized stores selling mostly food, beverages and tobacco products;
- other non-school forms of education, n.e.c.;
- other financial brokerage;
- activities related to gambling,
- other personal, property and casualty insurance;
- other transport agency activities;
- rental and management of own or leased real property;
- management of real property on order.

In the audited period, the Company conducted the following business activities: hotel and catering services.

As of 31 December 2009, the Company's share capital amounted to PLN 92,154,016 and was divided into 46,077,008 ordinary shares with a face value of PLN 2 each. As of 31 December 2009, including the hyperinflatory adjustment, the Company's share capital amounted to PLN 517,754 thousand as reported in the financial statements.

As of 15 June 2009 (the date of the last Shareholders Meeting) the Company's shareholders included:

- Accor S.A. (including Accor Polska Sp. z o.o.) – 50.01%
- Arka BZ WBK Akcji FIO – 5.43%,
- Arka BZ WBK Zrównoważony FIO – 4.56%,
- Commercial Union OFE BPH CU WBK (at present Aviva Otwarty Fundusz Emerytalna Aviva BZ WBK) – 10.14% of shares,
- Other individual shareholders – 29.86% of shares.

During the financial year there were no changes in the share capital of the Company.

As of 31 December 2009, the Company's equity amounted to PLN 1,721,520 thousand.

The Company's financial year is the calendar year.

The Company has the following related parties:

- Accor S.A. - parent;
- Hekon Hotele Ekonomiczne S.A. - 100% subsidiary;
- Wioska Turystyczna Wilkasy Sp. Z o. o. - 100% subsidiary;
- Orbis Travel Incoming Sp. z o.o. - 100% subsidiary;
- Orbis Travel Sp. z o.o. - 100% subsidiary;
- Orbis Travel Corporate Sp. z o.o. - 100% subsidiary;
- Orbis Transport Sp. z o.o. - 98.88% subsidiary;
- PBP Orbis Sp. z o.o. - 95.08% subsidiary;
- Orbis Kontrakty Sp. z o.o. - 80% subsidiary;
- Orbis Casino Sp. z o.o. - 33.33% associate.

In addition, the companies of Accor, Hekon Hotele Ekonomiczne and Orbis Transport capital groups are treated as related parties of Orbis S.A.

Composition of the Company's Management Board as of the date of the opinion:

- Jean-Philippe Savoye - Chairman of the Board;
- Ireneusz Andrzej Węgłowski - Vice-Chairman of the Board;
- Yannick Yvon Rouvrais - Member of the Board;
- Marcin Szewczykowski - Member of the Board.

The composition of the Company's Management Board remained unchanged during the audited period.

2. Information on the financial statements for the prior financial year

The activities of the Company in 2008 resulted in a net profit of PLN 40,044 thousand. The financial statements of the Company for the 2008 financial year were audited by a certified auditor. The audit was performed by authorized entity Deloitte Audyt Sp. z o.o. On 30 March 2009, the certified auditor issued a qualified opinion on those financial statements stating as follows:

As presented in Note 1.2. to the financial statements, as at the date of first time adoption of International Financial Reporting Standards for preparation of the financial statements, the Management Board considered various interpretations regarding IAS 17 and decided that perpetual usufruct of land acquired free of charge as a result of the Company privatization should be recognized in the balance sheet in amounts determined in the course of independent valuation. As of 31 December 2008 and 31 December 2007, net value of perpetual usufruct of land as presented in fixed assets amounted to PLN 285,223 thousand and PLN 311,908 thousand, respectively, and presented under investment property, PLN 81,084 thousand and 59,115 thousand, respectively. At the same time, as at 31 December 2008 and 31 December 2007, the Company created a provision for deferred income tax related to titles acquired free of charge, in the amount of PLN 69,598 thousand and PLN 70,494 thousand, respectively. In our opinion, due to the fact that the ownership title is not transferred to the Company upon contract termination, in line with IAS 17 such rights are regarded as operating lease and ought to be disclosed in off-balance sheet records. Had the perpetual usufruct of land acquired free of charge not been recognized in the balance sheet, the financial profit/loss for the 12 months ended 31 December 2008 including deferred tax would have been PLN 3,883 thousand higher, and the previous years' profit/loss as at 31 December 2008 would have been PLN 300,541 thousand lower. Similarly, the financial profit/loss for the financial year ended 31 December 2007 should have been PLN 3,812 thousand higher, while the previous year's profit/loss as at 31 December 2007 should have been lower by PLN 304,340 thousand.

Additionally, the Company recognized perpetual usufruct of land acquired for a charge and amounting to PLN 15,115 thousand as at 31 December 2008 and PLN 15,343 thousand as at 31 December 2007 as property, plant and equipment. In our opinion, in line with IAS 17 the aforementioned rights should be classified as operating leases, whereas the value of payment ought to be recognized under long-term prepayments and settled over time.

The General Shareholders Meeting, which approved the financial statements for the 2008 financial year, was held on 15 June 2009. The General Shareholders' Meeting decided to allocate the total net profit for 40,044 to retained earnings.

In accordance with applicable laws, the financial statements for the 2008 financial year were submitted to the National Court Register (KRS) on 19 June 2009 and filed for publication in Monitor Polski B on 18 June 2009. They were published in Monitor Polski B No. 1498 on 2 September 2009.

3. Details of the authorized entity and the key certified auditor acting on its behalf

The audit of the financial statements was conducted based on the agreement of 3 July 2008 concluded between Orbis S.A. and Deloitte Audyt Sp. z o.o. with registered office in Warsaw, al. Jana Pawła II 19, recorded under number 73 on the list of entities authorized to provide audit services kept by the National Council of Statutory Auditors. On behalf of the authorized entity, the audit of the financial statements was conducted under the supervision of Maciej Krasoń, key certified auditor (No. 10149), in the registered office of the Company from 30 November to 18 December 2009 and from 18 to 29 January and from 8 to 19 March 2010, as well as outside the registered office from 12 to 19 April 2010.

The entity authorized to audit the financial statements was appointed by the resolution of the Supervisory Board of 22 April 2008 based on authorization included in Article 20 clause 2 point 8 of the Company's by-laws and on Article 9 clause 1 point 120 of the Supervisory Board Regulations.

Deloitte Audyt Sp. z o.o. and Maciej Krasoń, key certified auditor, confirm that they are authorized to carry out audits and meet the requirements of Article 56 of the of the Act of statutory auditors and their self-regulation, entities authorized to audit financial statements and public supervision (Journal of Laws of 2009, No. 77, item 649), to express an unbiased and independent opinion on the financial statements of Orbis S.A.

4. Availability of data and management's representations

The scope of our audit was not limited. During the audit, all necessary documents and data as well as detailed information and explanations were provided to the authorized entity and the key certified auditor, as confirmed e.g. in a written representation of the Management Board of 19 April 2010.

5. Economic and financial position of the Company

Presented below are the main items from the statement of comprehensive income as well as financial ratios describing the financial result of the Company and its economic and financial position compared to the prior years.

Main items from the income statement and the statement of comprehensive income (PLN '000)	2009	2008	2007(*)
Sales revenue	552,841	631,238	637,924
Operating expenses	(538,032)	(609,236)	(599,373)
Other operating revenue	62,877	51,813	114,533
Revaluation of non-financial non-current assets	(26,905)	10,260	26,092
Other operating expenses	(11,998)	(15,828)	(10,854)
Financial revenue	0	0	51
Financial expenses	(25,937)	(28,194)	(20,250)
Income tax	561	(9)	(22,806)
Net profit (loss)	13,407	40,044	125,317
Total comprehensive income	13,407	40,044	125,317

Profitability ratios	2009	2008	2007
– gross profit margin	7%	11%	26%
– net profit margin	2%	6%	20%
– net return on equity	1%	2%	8%
Effectiveness ratios			
– assets turnover ratio	0.24	0.26	0.28
– receivables turnover in days	17	16	14
– liabilities turnover in days	40	41	43
– inventory turnover in days	3	3	4
Liquidity/Net working capital			
– debt ratio	24%	29%	25%
– equity to fixed assets ratio	76%	71%	75%
– net working capital (PLN '000)	(372,837)	(154,651)	(138,330)
– current ratio	0.21	0.54	0.52
– quick ratio	0.21	0.53	0.51

* Data not audited by Deloitte Audyt Sp. z o.o.

An analysis of the above figures and ratios indicated the following trends in 2009:

- a decrease in profitability ratios;
- a slight decrease in the asset turnover ratio as well as liabilities turnover in days, and an increase in receivables turnover in days;
- decrease in the debt ratio and liquidity ratios, an increase in the negative value of net working capital and equity to fixed assets ratio.

As of 31 December 2009, the value of current liabilities (PLN 474,157 thousand) exceeded the amount of current assets (PLN 101,320 thousand). According to the Management Board, though, there is no threat for the Company's operation as a going concern as presented in details in Note 30.6 to the financial statements.

II. DETAILED INFORMATION

1. Evaluation of the accounting system

Accounting system

The Company has valid documentation required by Article 10 of the Accounting Act of 29 September 1994 (Journal of Laws of 2009, No. 152, item 1223, as amended), hereinafter referred to as the "Accounting Act", referring in particular to: definition of the financial year and reporting periods thereof, methods of measuring assets and liabilities and determining the financial result, method of keeping the accounting records and the system of data and file protection. The documentation of the accounting policy was developed in line with the Accounting Act and with respect to the measurement of assets and liabilities plus equity as well as presentation of the financial statements – in line with IFRS and approved for use as of 1 January 2005 by a resolution of the Extraordinary Meeting of Shareholders of 10 February 2005. Principal methods of measuring assets, liabilities and the financial result have been presented in the explanatory notes.

The Company uses the Profin computerized accounting system to record all business transactions except from the payroll module, which is outsourced to MDDP – Bomark Sp. z o.o. The Profin system is password-protected against unauthorized access and has functional access controls. The description of the IT system complies with the requirements of Article 10.1.3c of the Accounting Act.

In the part we have audited, documentation of business transactions, accounting records and the relationships between the accounting entries, documents and financial statements complied with the requirements of section 2 of the Accounting Act.

The accounting records and evidence, the documentation of the adopted accounting system and the approved financial statements of the Company are stored in compliance with section 8 of the Accounting Act.

The Company performed physical counts of assets and liabilities within the scope, timing and frequency required by the Accounting Act. Identified differences have been recorded and settled in the accounting records for the audited period.

2. Information on the audited financial statements

The audited financial statements were prepared as of 31 December 2009 and include:

- statement of financial position as of 31 December 2009 with total assets and liabilities plus equity of PLN 2,259,029 thousand;
- income statement for the period from 1 January 2009 to 31 December 2009, disclosing a net profit of PLN 13,407 thousand;
- statement of comprehensive income for the period from 1 January 2009 to 31 December 2009, disclosing a total comprehensive income of PLN 13,407 thousand;
- statement of changes in equity for the period from 1 January 2009 to 31 December 2009, disclosing an increase in equity of PLN 13,407 thousand;
- statement of cash flows for the period from 1 January 2009 to 31 December 2009, disclosing a cash outflow of PLN 14,120 thousand;
- notes, comprising a summary of significant accounting policies and other explanatory information.

The structure of assets and liabilities plus equity as well as items affecting the profit or loss has been presented in the financial statements.

3. Information about selected material items of the financial statements

Property, plant and equipment

Property, plant and equipment in the Company, include:
- fixed assets of PLN 1,338,468 thousand;
- fixed assets under construction of PLN 82,701 thousand;

The notes to the financial statements correctly describe changes in fixed assets and fixed assets under construction and disclose any revaluation write-downs on such assets.

Our opinion includes a qualification related to recognition of perpetual usufruct of land obtained for charge and free of charge and presented under fixed assets.

Long-term investments

The Company's long-term investments include:
- shares in the amount of PLN 470,226 thousand;
- investment property in the amount of PLN 261,516 thousand.

The notes correctly describe changes in investments during the financial year.

Our opinion includes a qualification related to recognition of perpetual usufruct of land obtained for charge and free of charge and presented under fixed assets.

Structure of inventories

The structure of inventories is correctly presented in the respective explanatory note.

Structure of receivables

Ageing of trade receivables has been correctly presented in the respective explanatory note to the statement of financial position. The audited sample did not include past-due or redeemed receivables.

Liabilities

Ageing and types of liabilities type have been correctly presented in the respective explanatory note to the statement of financial position.
Key items of the Company's liabilities include:
- short-term loans and credit facilities of PLN 393,243 thousand;
- trade liabilities of PLN 43,836 thousand.

The nature of the contracted loans and security has been presented in notes. The audited sample did not include past-due or redeemed liabilities.

Prepayments, accruals and provisions for liabilities

The explanatory notes to prepayments, accruals and provisions for liabilities correctly present the structure of the items. Deferred expenses and income have been correctly classified with respect to the audited financial year. Provisions for liabilities have been determined at reliably estimated amounts. The items have been recognized completely and correctly in all material respects in relation to the financial statements as a whole.

Justification of the opinion issued

As presented in Note 2.2. to the financial statements, as at the date of first time adoption of International Financial Reporting Standards for preparation of the financial statements, the Management Board considered various interpretations regarding IAS 17 and decided that perpetual usufruct of land acquired free of charge as a result of the Company privatization should be recognized in the balance sheet in amounts determined in the course of independent valuation.
As of 31 December 2009 and 31 December 2008, net value of perpetual usufruct of land as presented in fixed assets amounted to PLN 273,654 thousand and PLN 285,223 thousand, respectively, and presented under investment property, PLN 83,708 thousand and 81,084 thousand, respectively. At the same time, as at 31 December 2009 and 31 December 2008, the Company created a provision for deferred income tax related to titles acquired free of charge, in the amount of PLN 67,899 thousand and PLN 69,598 thousand, respectively. In our opinion, due to the fact that the ownership title is not transferred to the Company upon contract termination, in line with IAS 17 such rights are regarded as operating lease and ought to be disclosed in off-balance sheet records. Had the perpetual usufruct of land acquired free of charge not been recognized in the balance sheet, the financial profit/loss for the 12 months ended 31 December 2009 including deferred tax would have been PLN 3,966 thousand higher, and the previous years' profit/loss as at 31 December 2009 would have been PLN 293,428 thousand lower. Similarly, the financial profit/loss for the financial year ended 31 December 2008 should have been PLN 3,883 thousand higher, while the previous year's profit/loss as at 31 December 2008 should have been lower by PLN 300,541 thousand.

Additionally, the Company recognized perpetual usufruct of land acquired for a charge and amounting to PLN 14,924 thousand as at 31 December 2009 and PLN 15,115 thousand as at 31 December 2008 as property, plant and equipment. In our opinion, in line with IAS 17 the aforementioned rights should be classified as operating leases, whereas the value of payment ought to be recognized under long-term prepayments and settled over time.

4. Completeness and correctness of drawing up notes and explanations and the report on the activities of the Company

The Company confirmed the validity of the going concern basis in preparation of the financial statements. The explanatory notes give a correct and complete description of measurement principles regarding assets, liabilities, profit or loss and principles of preparation of the financial statements.

Limitations imposed on individual assets disclosed in the statement of financial position arising from security granted to creditors have been described.
The explanatory notes comprehensively describe the reporting items and clearly present the remaining data required by the IFRS.

The financial statements have been supplemented with the Management Board's report on the activities of the Company in the 2009 financial year. The report contains all information required under Article 49.2 of the Accounting Act and the Ordinance of the Minister of Finance of 19 February 2009 on current and periodic information published by issuers of securities and the rules of equal treatment of the information required by the laws of non-member states. We have audited the report with respect to the disclosed information derived directly from the audited financial statements.

5. Final information and findings

Management Board's Representation

Deloitte Audyt Sp. z o.o. and the key certified auditor received a representation letter from the Company's Management Board, in which the Board stated that the Company complied with the laws in force.

....
Maciej Krasoń
Key certified auditor conducting the audit
No. 10149

....	....
persons representing the entity	entity entitled to audit financial statements entered under number 73 on the list kept by the National Council of Statutory Auditors

Warsaw, 19 April 2010

Orbis Spółka Akcyjna

SELECTED FINANCIAL FIGURES

	in PLN' 000		in EUR' 000	
	2009	2008	2009	2008
INCOME STATEMENT				
Net sales of services	552 674	628 961	127 327	178 070
Operating profit	38 783	68 247	8 935	19 322
Net profit for the period	13 407	40 044	3 089	11 337
STATEMENT OF CASH FLOWS				
Net cash flow from operating activity	154 171	88 501	35 518	25 056
Net cash used in investing activities	(10 953)	(190 886)	(2 523)	(54 043)
Net cash used in financing activities	(157 338)	107 715	(36 248)	30 496
Net cash flow, total	(14 120)	5 330	(3 253)	1 509
PROFIT PER ORDINARY SHARE (IN PLN)				
Profit per share for the period	0,29	0,87	0,07	0,25

	in PLN' 000		in EUR' 000	
	balance as at December 31, 2009	balance as at December 31, 2008	balance as at December 31, 2009	balance as at December 31, 2008
STATEMENT OF FINANCIAL POSITION				
Non-current assets	2 157 709	2 230 137	525 220	534 497
Current assets	101 320	183 079	24 663	43 879
Shareholders' equity	1 721 520	1 708 113	419 045	409 384
Non-current liabilities	63 352	367 374	15 421	88 049
Current liabilities	474 157	337 729	115 417	80 944

The Stand-alone Financial Statements of Orbis S.A.
for the period
from January 1, 2009 to December 31, 2009

Warsaw, April 19, 2010

TABLE OF CONTENTS

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF FINANCIAL POSITION

as at December 31, 2009

Assets	Note	balance as at December 31, 2009	balance as at December 31, 2008
Non-current assets		**2 157 709**	**2 230 137**
Property, plant and equipment	9	1 421 169	1 496 485
Intangible assets	10	4 246	2 219
Investment in subsidiaries and associates	11, 12, 13	470 226	496 119
Investment property	18	261 516	234 762
Other long-term investments	19	552	552
Current assets		**101 320**	**183 079**
Inventories	20	3 537	3 918
Trade receivables	21	23 293	28 242
Income tax receivables	21	2 429	6 837
Other short-term receivables	21	51 174	109 075
Cash and cash equivalents	23	20 887	35 007
Non-current assets held for sale		0	0
Total assets		**2 259 029**	**2 413 216**

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF FINANCIAL POSITION, continued

as at December 31, 2009

Equity and Liabilities	Note	balance as at December 31, 2009	balance as at December 31, 2008
Total equity	24	**1 721 520**	**1 708 113**
Share capital		517 754	517 754
Other capital		133 333	133 333
Retained earnings		1 070 433	1 057 026
Non-current liabilities		**63 352**	**367 374**
Borrowings	25	0	282 317
Deferred income tax liability	5	42 842	51 059
Provision for pension and similar benefits	28	20 510	33 998
Current liabilities		**474 157**	**337 729**
Borrowings, of which:	25	393 243	242 307
- borrowings from related entitles		110 488	143 519
Trade payables	27	43 836	53 718
Current income tax liabilities	27	0	999
Other current liabilities	27	30 935	32 924
Provision for pension and similar benefits	28	4 544	6 327
Provisions for liabilities	26	1 599	1 454
Total equity and liabilities		**2 259 029**	**2 413 216**

(all amounts are quoted in PLN thousands, unless otherwise stated)

INCOME STATEMENT

for twelve months ended on December 31, 2009

	Note	2009	2008
Net sales of services	4.1	552 674	628 961
Net sales of products, merchandise and raw materials	4.1	167	2 277
Cost of services, products, merchandise and raw materials sold	4.3	(435 870)	(471 568)
Gross profit on sales		**116 971**	**159 670**
Other operating income	4.2	62 877	51 813
Distribution & marketing expenses	4.3	(32 401)	(38 598)
Overheads & administrative expenses	4.3	(69 761)	(99 070)
Other operating expenses	4.5	(11 998)	(15 828)
Net impairment	4.2	(26 905)	10 260
Operating profit		**38 783**	**68 247**
Financial expenses	4.6	(25 937)	(28 194)
Profit before tax		**12 846**	**40 053**
Income tax expense	5	561	(9)
Net profit for the period		**13 407**	**40 044**

Total profit for the period relates to continued operations.

	Note	2009	2008
Profit per ordinary share (in PLN)			
Profit per share for the period	7	0,29	0,87

STATEMENT OF COMPREHENSIVE INCOME

for twelve months ended on December 31, 2009

	Note	2009	2008
Net profit for the period	7	**13 407**	**40 044**
Other comprehensive income before tax		0	0
Income tax expense from other comprehensive income		0	0
Other comprehensive income		0	0
Total comprehensive income for the period		**13 407**	**40 044**

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for twelve months ended on December 31, 2009

	Note	Share Capital	Other Capital	Retained Earnings	Total
Twelve months ended on December 31, 2008					
Balance as at January 1, 2008		**517 754**	**133 333**	**1 035 413**	**1 686 500**
- profit for the period		0	0	40 044	**40 044**
- other comprehensive income/loss		0	0	0	**0**
Total comprehensive income		**0**	**0**	**40 044**	**40 044**
dividends		0	0	(18 431)	**(18 431)**
Balance as at December 31, 2008	24	**517 754**	**133 333**	**1 057 026**	**1 708 113**
Twelve months ended on December 31, 2009					
Balance as at January 1, 2009		**517 754**	**133 333**	**1 057 026**	**1 708 113**
- profit for the period		0	0	13 407	**13 407**
- other comprehensive income/loss		0	0	0	**0**
Total comprehensive income		**0**	**0**	**13 407**	**13 407**
dividends		0	0	0	**0**
Balance as at December 31, 2009	24	**517 754**	**133 333**	**1 070 433**	**1 721 520**

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF CASH FLOWS

for twelve months ended on December 31, 2009

	Note	2009	2008
OPERATING ACTIVITIES			
Profit before tax		**12 846**	**40 053**
Adjustments:		**145 572**	**74 519**
Depreciation and amortization	4.3	121 053	130 832
Interest and dividends		(19 937)	(20 358)
Profit (loss) on investing activity		(12 334)	(153)
Change in receivables	34	51 868	(26 987)
Change in current liabilities, excluding borrowings	34	(7 930)	(800)
Change in provisions	26	(15 126)	1 072
Change in inventories	20	381	989
Other adjustments	34	27 597	(10 076)
Cash flow from operating activities		**158 418**	**114 572**
Income tax paid		(4 247)	(26 071)
Net cash flow from operating activities		**154 171**	**88 501**
INVESTING ACTIVITIES			
Proceeds from sale of property, plant and equipment and intangible assets		13 217	441
Proceeds from sale of short-term securities		0	7 000
Dividends received		43 675	45 235
Interest received		2 206	2 727
Other income from financial assets		0	10 000
Purchase of property, plant and equipment and intangible assets		(70 036)	(234 177)
Purchase of related entities		(15)	(12 112)
Loans granted to related parties		0	(10 000)
Net cash used in investing activities		**(10 953)**	**(190 886)**
FINANCING ACTIVITIES			
Proceed from borrowings		0	190 000
Repayment of borrowings		(126 191)	(39 191)
Interest payment		(31 147)	(24 398)
Dividends paid to Shareholders		0	(18 431)
Other financial cash flow		0	(265)
Net cash used in financing activities		**(157 338)**	**107 715**
Change in cash and cash equivalents		**(14 120)**	**5 330**
Cash and cash equivalents at the beginning of period		**35 007**	**29 677**
Cash and cash equivalents at the end of period		**20 887**	**35 007**

1. BACKGROUND

1.1 GENERAL INFORMATION

The attached financial statements of Orbis S.A. present a statement of financial position as at December 31, 2009 and as at December 31, 2008, statement of changes in equity for 2009 and for 2008, income statement, statement of comprehensive income and statement of cash flows, covering data for 2009 and 2008, as well as explanatory notes to the abovementioned financial statements.

In Orbis S.A. a financial year corresponds to a calendar year. The term of the Company is unlimited.

Items included in the financial statements of the Company are recognized in the currency of the primary economic environment in which the Company operates (in the "functional currency"). The financial statements are presented in Polish zloty (PLN) which is the presentation and functional currency of the Company.

All financial figures are quoted in PLN thousand, unless otherwise stated.

These financial statements were approved by the Management Board on **April 19, 2010**.

1.2 ORBIS S.A.

Orbis S.A. with its corporate seat in Warsaw, at ul. Bracka 16, 00-028 Warsaw, Poland, is entered into the Register of Businesses maintained by the District Court in Warsaw, XII Business Department of the National Court Register under the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. On the Warsaw Stock Exchange, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company that employs 3 thousand persons and operates a network of 40 hotels (8,165 rooms as at December 31, 2009) in 26 major cities, towns and resorts in Poland and it manages two other hotels. The Company's hotels operate under the Sofitel, Novotel, Mercure, Holiday Inn and Orbis Hotels brands. Additionally, the Company owns eight hotels of the Etap brand and a Mercure hotel, which are operated by its subsidiary, Hekon-Hotele Ekonomiczne S.A.

The shareholding structure is presented in Note 24.1 to these financial statements.

(all amounts in PLN thousands, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 STATEMENT OF COMPLIANCE

These financial statements have been prepared in accordance with International Financial Reporting Standards which were adopted by the European Union, issued and binding as of the date of these financial statements.

2.2 BASIS OF PREPARATION OF THE STAND-ALONE FINANCIAL STATEMENTS

The basic accounting policies applied in the preparation of stand-alone financial statements are presented in Note 2.3 to these financial statements. These policies have been applied in a continuous manner in all years covered by the financial statements and have not been subject to any significant changes during the financial year, except those resulting from amendments to the provisions in force. Description of the International Financial Reporting Standards applied for the first time by the Company is provided in Note 2.5 to these statements.

Preparing financial statements in accordance with IFRS requires applying certain key accounting estimates. The management board must also take a number of subjective decisions concerning the application of the Company's accounting policies. The areas which are more complex or require a subjective judgment, as well as areas in which the assumptions and estimates are significant for the financial statements as a whole, are described Note 2.6 to the stand-alone financial statements.

As regards the accounting for obtained rights to perpetual usufruct of land, the Management Board has considered various interpretations of IAS 17 available on the market and concluded that the rights to perpetual usufruct of land obtained as a result of administrative decisions should be recognized in the statement of financial position. Land, and rights to perpetual usufruct of land alike, forms part of the Company's hotel properties (i.e. cash generating units) as it is necessary to generate the hotels' results and cash flows. Hence, land constitutes part of the fair value of real property. Certain rights to perpetual usufruct of land were purchased by the Company and initially recognized at purchase price (at market value). The Company received other rights from the state as part of hotel properties and recognized them in accounts at values determined in the course of independent valuations pursuant to IFRS 1. The value of obtained rights to perpetual usufruct of land recognized in the statement of financial position amounted to PLN 357 362 thousand as at December 31, 2009, and to PLN 366 307 thousand as at December 31, 2008. The value of related deferred income tax liabilities amounted to PLN 67 899 thousand as at December 31, 2009, and to PLN 69 598 thousand as at December 31, 2008.

The stand-alone financial statements have been prepared on the assumption that Orbis S.A. will continue as a going concern in the foreseeable future. The Management Board of the Company is of the opinion that as at the date of the financial statements, there exist no circumstances which would indicate a threat to the continuation of the Company's operations (additional information in Note 30.6).

2.3 *ACCOUNTING POLICIES OF ORBIS S.A.*

2.3.1 Interests in subsidiaries, affiliates and associates

Interests and shares in subsidiaries and associates of Orbis S.A. are reported at cost, less impairment.

Changes in the value of presented interests due to impairment are reported directly in profit or loss, as finance income and expenses.

2.3.2 Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions, using the following methodology:

- sale of foreign currency and payment of receivables – at the foreign currency buy rate applicable by the bank which provides services to the Company;
- purchase of foreign currency and payment of liabilities – at the foreign currency sell rate applicable by the bank which provides services to the Company;
- other transactions – at the average foreign currency exchange rate published by the National Bank of Poland.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation of year-end exchange rates of monetary assets and liabilities are recognized in the income statement.

2.3.3 Property, plant and equipment

Property, plant and equipment are initially recognized at cost (cost of purchase or manufacture).
As at the end of the reporting period, property, plant and equipment are measured at cost, less accumulated depreciation charges and impairment.
Rights to perpetual usufruct of land purchased from third parties are presented at cost less depreciation charges calculated based on the term of the agreement for perpetual usufruct.

Rights to perpetual usufruct of land acquired from the local administrative authorities free of charge as a result of administrative decisions were initially recognized in the consolidated financial statements at fair value, on the basis of an expert's valuation. These rights are depreciated over the term of the agreement, i.e. for a maximum period of 99 years. The applied approach is substantiated in Note 2.2 of the "Background" to the financial statements.
Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they were incurred.

Assets under construction are measured at cost. In the event that an asset under construction is impaired, an impairment loss is recognized to equalize its value with the recoverable amount.
In case a part of PP&E is replaced, the cost of the replacement part of the asset is included in the asset's carrying amount; at the same time the carrying amount of the replaced part is derecognized in the statement of financial position, irrespective of whether it was separately depreciated, and is recognized in the income statement.

Depreciation commences at the date an asset becomes available for use. Depreciation is completed when an asset is designated for sale in accordance with IFRS 5, or derecognized in the statement of financial position. Depreciation on currently used non-current assets is calculated using the straight-line method over the estimated useful life of a given newly-received PP&E asset, as follows:

(all amounts in PLN thousands, unless otherwise stated)

Rights to perpetual usufruct of land – to 99 years,
Buildings and structures – from 30 to 50 years,
Building components – from 7 to 25 years,
Civil and marine engineering objects – to 20 years,
Plant and machinery – from 2 to 25 years,
Vehicles – from 4 to 5 years,
Tools, devices and equipment – from 5 to 15 years.

Land is not depreciated.
The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

2.3.4 Intangible assets

2.3.4.1 Other intangible assets

Other intangible assets presented in the financial statements were measured at cost, net of accumulated amortization charges calculated in accordance with rates reflecting their useful lives and net of impairment.
The method of amortization, as well as the annual rate of amortization reflecting the anticipated useful life of a given asset, are determined as at the date of acquisition of an intangible asset.
The Company does not carry out any research nor development. Costs of creation of WWW pages are recognized in expenses by nature, i.e. in marketing expenses.
Amortization is calculated on the straight-line basis over the estimated useful life of a given asset, i.e.:
Costs of completed development – 3 years,
Permits, patents, licenses and similar – from 2 to 5 years,
Copyright and related proprietary rights – 2 years.

2.3.5 Leases

Leases are classified as finance leases where terms and conditions of an agreement transfer substantially all the risks and rewards of ownership of an asset to the lessee. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor (the financing party) are classified as operating leases.

2.3.5.1 Finance lease

Assets used under a finance lease are treated as assets of the Company and measured at their fair value at the date of the inception of the lease, which is not higher however than the present value of the minimum lease payments.
Each lease payment is allocated between finance expenses and decreases in the balance of lease liabilities so as to achieve constant effective interest rate on the outstanding balance. Finance expenses are recognized directly in the income statement.
Property, plant and equipment used under finance leases are depreciated in accordance with principles of depreciation of the non-current assets of the Company over the shorter of the useful life of the asset or the lease term.
In the event assets are transferred to be held under finance lease, the present value of lease payments is recognized in receivables.

2.3.5.2 Operating lease

Payments made under operating leases are recognized as expenses in the income statement on a straight-line basis over the term of the lease.
Rewards due and received as an incentive to execute an operating lease are recognized in the income statement on a straight-line basis over the term resulting from the lease.
Where the specific terms of the lease indicate that lease payments will be calculated progressively over the term of the lease, annual payment installments are linearized.

(all amounts in PLN thousands, unless otherwise stated)

2.3.6 *Investment property*

Investment property, which is property held to earn rentals and/or for capital appreciation, is measured initially at its cost, including transaction costs. As at the end of the reporting period the Company measures investment property at historical cost less depreciation charges and impairment, if any.
Depreciation is calculated on the straight-line basis throughout the estimated useful life of a given asset, i.e.:
Rights to perpetual usufruct of land – to 99 years,
Buildings and structures – from 30 to 50 years,
Components of buildings – from 7 to 25 years,
Civil and marine engineering objects – to 20 years,
Plant and machinery – from 2 to 25 years,
Tools, devices and equipment – from 5 to 15 years.

2.3.7 Other long-term investments

Other long-term investments include assets acquired by the Company to derive economic benefits. Presently, this item comprises works of art. As at the date of acquisition, other long-term investments are recognized at cost or purchase price, if the costs of execution and settlement of the transaction are insignificant.
As at the end of the reporting period, long-term investments are measured at revalued amount. As regards works of art, the revalued amount is determined on the basis of specialist catalogues. Effects of revaluations are posted to the equity, under the "Other capital" item.

2.3.8 Inventories

Inventories are measured at cost comprising the cost of purchase, costs of conversion and other costs incurred in bringing inventories to their present location and condition. The weighted average cost is applied to measure the consumption of materials, raw materials and packaging.
As at the end of the reporting period, inventories are stated at the lower of cost and net selling price. The net selling price is the estimated selling price realizable in the ordinary course of business, less applicable variable distribution expenses.

2.3.9 Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to execute the sale transaction within one year from the date of classification.
Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.
In the statement of financial position, assets held for sale (or disposal group) are presented separately under current assets. If any liabilities associated with the disposal group are to be transferred in the transaction together with the disposal group, these liabilities are presented as a separate item of current liabilities.

2.3.10 Financial assets

All financial assets are recognized and derecognized on trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the timeframe established by the market concerned, and are initially measured at fair value, less transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.
Financial assets are classified into the following specified categories: financial assets at fair value through profit or loss, held-to-maturity investments, available-for-sale financial assets and loans and receivables. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

2.3.10.1 Financial assets at fair value through profit or loss

Financial assets are classified as at fair value through profit or loss when the financial asset is either held for trading or it is designated as at fair value through profit or loss.

A financial asset is classified as held for trading if:

- it has been acquired principally for the purpose of selling it in the near term; or
- it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or
- it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at fair value through profit or loss upon initial recognition if:

- such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
- the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or
- it forms part of a contract containing one or more embedded derivatives, and IAS 39 "Financial instruments: Recognition and Measurement" permits the entire combined contract (asset or liability) to be designated as at fair value through profit or loss.

The Company classifies predominantly investments in securities into this category.
Financial assets at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset.

2.3.10.2 Held-to-maturity investments

Investments and other financial assets, save for derivatives, with fixed or determinable payments and fixed maturity dates that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity investments. Held-to-maturity investments are measured at amortized cost using the effective interest method less any impairment, with revenue recognized on an effective yield basis.

2.3.10.3 Available-for-sale financial assets

Investments in unlisted shares and interests in companies other than subsidiaries and associates that are not traded in an active market are classified as available for sale and are stated at fair value. Gains and losses arising from changes in fair value are recognized in equity, with the exception of impairment losses, interest calculated using the effective interest method, and foreign exchange gains and losses on monetary assets, which are recognized in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss of a given period. Where fair value cannot be determined, investments are measured at cost less impairment losses, and effects of valuation are recognized in profit or loss.
Dividends on available-for-sale equity instruments are recognized in profit or loss when the Company's right to receive the dividends is established. The fair value of available-for-sale monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The change in the fair value attributable to foreign exchange gains and losses on changes in amortized historical cost of a given asset are recognized in profit or loss, while other foreign exchange gains and losses are recognized in equity.

2.3.10.4 Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables.
These assets are recognized on the transaction date. As at the date of their initial recognition in the accounts, loans and receivables are measured at fair value plus transaction costs.

At the end of the reporting period loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

2.3.10.5 Reclassification of financial assets

Available-for-sale financial assets may be reclassified to:

- loans and receivables, if these assets would have met the definition of loans and receivables as at the date of reclassification and the entity has the intention and ability to hold the financial asset in future or until maturity.

Financial assets measured at fair value through profit or loss, other than derivative instruments, and assets at fair value may be reclassified in accordance with the following principles:

- transferred to available-for-sale assets, if (a) the instrument is no longer held for sale or repurchase over short period of time, (b) at the date of reclassification these assets would have met the definition of loans and receivables, and (c) the entity has the intention and ability to hold the financial asset in future or until maturity,
- if the instrument does not meet the definition of loans and receivables, it may be reclassified to available-for-sale assets or held-to-maturity assets in rare circumstances, i.e. a single event, documented by the entity, that is highly unlikely to recur in future or on a regular basis.

The above reclassifications are made at fair value as at the date of reclassification.
Available-for-sale financial assets may also be reclassified to held-to-maturity assets and vice versa.

2.3.10.6 Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset.

2.3.11 Impairment of assets

At the end of each reporting period, the Company assesses whether there is any indication that any asset has suffered an impairment loss.

2.3.11.1 Impairment of property, plant and equipment, investment property and intangible assets

Property, plant and equipment, investment property and intangible assets are tested for impairment on an annual basis, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.
Property, plant and equipment, investment property as well as **goodwill** are tested for impairment by way of testing individual cash-generating units (the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets). Each and every hotel has been deemed to be a cash-generating unit within the meaning of IAS 36.
The entire Company is regarded as a cash-generating unit with respect to valuation of goodwill, non-hotel investment property, property, plant and equipment not related to cash generating units and intangible assets, other than goodwill.

(all amounts in PLN thousands, unless otherwise stated)

According to IAS 36.23, in some cases estimates, averages and computational shortcuts may provide a reasonable approximation of the detailed computations of the value in use using the discounted cash flow method recommended in IAS 36. The Company decided to apply the method based on EBITDA as it is the method widely used in hotel industry.
The Company has adopted the EBITDA value (i.e. operating profit before depreciation charges and interest for individual cash-generating units) in order to calculate the value in use of the hotel for the purposes of an impairment test. The adopted EBITDA value is the average of the current and last two years' value. The established EBITDA value is further multiplied depending on the hotel's brand and its geographical location in accordance with the table below. The coefficient is subject to adjustment, if necessary due to the specific situation of the hotel.

Brand	Capital city	Large cities	Other towns
Sofitel	10.5	9.5	9.0
Novotel/Mercure	9.0	8.5	8.0
Ibis	8.5	8.0	7.5

The coefficient is adjusted depending on the condition of the entire economy, which has an impact on the results attainable for the hotel market. Depending on the phase of the business cycle, the cyclic component may fluctuate from –1.5 to + 1.5.
The amount thus established is weighed against the income that could be generated in case of sale of each of the cash-generating units, based on the minimum market prices of hotel rooms or value of land and rights to perpetual usufruct of land on which the hotel in located, and against the carrying amount of the cash-generating unit. If the book value proves to be lower than the value of proceeds that may be derived from the sale of each unit or the multiple of the EBITDA, impairment is not recognized. Otherwise, impairment is calculated up to the value of the market value or the said coefficient.
If there are grounds to state that EBITDA does not fully reflect the hotel's actual potential valuation may be prepared using the DCF (Discounted Cash Flow) method. This concerns, for example, newly-opened hotels or hotels after thorough refurbishing. In case of special conditions that result in a substantial distortion of DCF valuations, the Company may apply an individual approach so as to best reflect the valuation amount.
With respect to property, plant and equipment and investment property, at the end of each reporting period, the Company assesses whether there are indications that an impairment loss of a given component of property, plant and equipment, recognized in preceding periods, is unnecessary or should be reduced. The Company assumes that a growth in EBITDA by more than 20% as compared to the preceding period represents one of the indications of a possible reduction of the impairment loss. The net book value of property, plant and equipment and investment property arising from the reversal of an impairment loss should not exceed the amount that would have been determined if no impairment had been recognized.
An impairment loss recognized for goodwill is not reversed.
Impairment and possible reversal of an impairment loss are recognized directly in the income statement.

2.3.11.2 Impairment of financial assets

Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.
For unlisted equity investments classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.
For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Company's past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period of 90 days, as well as observable changes in national or local economic conditions that correlate with default on receivables.
For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss, in the other operating income and expense.
With the exception of available for sale equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.
In respect of available for sale equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

2.3.11.3 Impairment of inventories

If an event resulting in impairment of inventories occurs in the financial year, **inventories** are written down. When the circumstances that previously caused inventories to be written down to below the cost of purchase or manufacture no longer exist, the written-down amount is eliminated so as to bring the new carrying amount to the lower of cost and the revalued net realizable value. Such a reversal of a write-down is reported in the income statement.

2.3.12 Financial liabilities and equity instruments issued by the Company

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

2.3.12.1 Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Puttable financial instruments may be presented as equity only if all of the following criteria are met:

- the holder is entitled to a pro-rata share of the entity's net assets on liquidation;
- the instrument is in the class of instruments that is the most subordinate and all instruments in that class have identical features;
- the instrument has no other characteristics that would meet the definition of a financial liability; and
- the total expected cash flows attributable to the instrument over its life are based substantially on the profit or loss, the change in the recognized net assets or the change in the fair value of the recognized and unrecognized net assets of the entity (excluding any effects of the instrument itself). Profit or loss or change in recognized net assets for this purpose is as measured in accordance with relevant IFRSs. The entity must have no other instrument that has the effect of substantially restricting or fixing the residual return to the holders of the puttable financial instruments.

The criteria for equity classification for instruments that impose on their holder an obligation to deliver to another party a pro-rata share of the net assets of the entity only on liquidation are the same as above except the two last criteria that do not apply.
For instruments of this nature issued by a subsidiary that are held by non-controlling parties and presented as equity in the subsidiary's financial statements, they are recognized as a liability in the financial statements as the instrument will not be the most subordinated instrument of the company.

2.3.12.2 Compound financial instruments

The component parts of compound instruments issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument's maturity date. The equity component is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured.

2.3.12.3 Financial guarantee contract liabilities

Financial guarantee contract liabilities are initially measured at their fair values and, subsequently, at the higher of:

- the amount of the obligation under the contract, as determined in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets"; and
- the amount initially recognized less, where appropriate, cumulative amortization recognized in accordance with the revenue recognition policies.

2.3.12.4 Contingent liabilities

A contingent liability is:

- a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of Company, or
- a present obligation that arises from past events but is not recognized because:
  - an outflow of benefits to settle that obligation is not likely,
  - the amount of the obligation cannot be measured with sufficient reliability.

2.3.12.5 Contingent assets

Contingent assets are possible assets that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not within the control of the Company.

2.3.12.6 Financial liabilities

Financial liabilities are classified as either financial liabilities at fair value through profit or loss or as other financial liabilities.

2.3.12.7 Financial liabilities at fair value through profit or loss

Financial liabilities are classified as at fair value through profit or loss when the financial liability is either held for trading or it is designated as at fair value through profit or loss.

A financial liability is classified as held for trading if:

- it has been acquired principally for the purpose of repurchasing it in the near term; or
- it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or
- it is a derivative that is not designated and effective as a hedging instrument.

A financial liability other than a financial liability held for trading may be designated as at fair value through profit or loss upon initial recognition if:

- such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
- the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company's documented risk management or
- investment strategy, and information about the grouping is provided internally on that basis; or

- it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract (asset or liability) to be designated as at fair value through profit or loss.

Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability.

2.3.12.8 Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs.
Other financial liabilities are subsequently measured at amortized historical cost using the effective interest method, with interest expense recognized on an effective yield basis.
The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period.

2.3.12.9 Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company's obligations are discharged, cancelled or they expire.

2.3.13 Cash and cash equivalents

Cash and cash equivalents are recognized in the statement of financial position at fair value. For the purposes of the statement of cash flows, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short-term liquid investments with maturity of three months or less, funds transferred to the bank within the framework of repo transactions with maturity not exceeding 3 months and bank overdrafts. For the purposes of presentation in the statement of financial position, bank overdrafts are shown within borrowings in current liabilities.

2.3.14 Income taxes

Income tax on profit or loss for the financial year represents the sum of the tax currently payable and deferred tax.
Income tax is recognized in the income statement, except for amounts directly recognized in equity, when income tax is reported in equity.

2.3.14.1 Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit (loss) differs from net profit (loss) as reported in the statement of comprehensive income/income statement because of items of taxable income or non-deductible expense and items that are never taxable.
The liability for current tax is calculated using tax rates applicable in a given financial year.
In accordance with Polish regulations, in 2009 the Company calculates its corporate income tax liability at the rate of 19% of taxable income.

2.3.14.2 Deferred tax

Deferred tax is computed using the balance method, as a tax payable or refundable in future based on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit.
Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized. In the statement of financial position, deferred tax assets and liabilities are offset to the extent that they relate to income taxes levied by the same taxation authority.

Deferred tax arising on income and expenses posted directly to equity is also posted to equity. In case of business combinations, recognized deferred income tax assets and deferred income tax liabilities exert an impact on goodwill or surplus of the acquirer's share in the fair value of net identifiable assets, liabilities and contingent liabilities of the acquiree over the cost of business combination.

2.3.14.3 Current and deferred tax for the period

Current income tax, recognized as expense in profit or loss of the reporting period, is determined in the amount of output tax, arising from a tax return form for the current period.
Deferred income tax, recognized as expense in profit or loss of the reporting period, represents a change in deferred income tax assets and liabilities resulting from events posted to profit or loss for the period. Deferred tax posted to equity in the period is recognized as other comprehensive income in the statement of comprehensive income.

2.3.15 Tax Group

In accordance with the current tax legislation, companies have the right to form a Tax Group.
Until the end of 2008, Orbis S.A., Hekon Hotele Ekonomiczne S.A., PBP Orbis Sp. z o.o. and WT Wilkasy Sp. z o.o. formed the Orbis Tax Group. The companies that belonged to the Tax Group ceased to have the status of a tax payer to the Tax Group. Orbis S.A. used to be the tax representative of the Tax Group. The corporate income tax was calculated individually by each of the companies in the Orbis Tax Group, and then consolidated and remitted to the Tax Office by the tax representative. The tax was recognized in the individual income statements and cash flows of the companies in the Tax Group according to their calculations. Deferred income tax assets and liabilities were set off within the Tax Group.
The Orbis Tax Group did not exist in 2009. Establishment of a new Tax Group that will exist in 2010 is notified in note 5 to these financial statements.

2.3.16 Employee benefits

Short-term employee benefits, including payments to defined contribution plans, are recognized in the period during which the employee rendered service to the Company, and in case of profit sharing and bonuses, when the following conditions are met:

- the entity has a present or constructive obligation to make such payments as a result of past events, and
- a reliable estimate of the obligation can be made.

In case of payments for compensated absences, employee benefits arising from accumulating compensated absences are recognized when the employees render service that increases their entitlement to future compensated absences. In case of non-accumulating compensated absences, benefits are recognized when the absences occur.
Post-employment benefits in the form of defined benefit plans (retirement benefits) and other long-term benefits (jubilee awards, disability benefits, etc.) are valued using the projected credit unit method, with actuarial valuation made at the end of each reporting period. All actuarial gains and losses are recognized in the income statement.
Past-service cost is recognized immediately to the extent that the benefits are already vested, and otherwise is amortized on a straight line basis over the average period until the benefits become vested.
Employee benefit liabilities are recognized as expense unless they represent a cost of an asset.

Termination benefits are recognized as cost and liability when the Company is demonstrably committed to:

- terminate the employment of an employee or group of employees before the normal retirement date; or
- provide termination benefits as a result of an offer made in order to encourage voluntary redundancy.

2.3.17 Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past events and it is more likely than not that an outflow of resources will occur to settle the obligation, and the amount of the outflow may be reliably estimated.

Provisions are recognized and classified depending on the reason for which they were set up :

- provisions for liabilities, in particular related to contracts giving rise to liabilities under issued guarantees, sureties and results of pending litigation,
- restructuring provisions.

Provisions are recognized on the basis of the Management Board's decision. Restructuring provisions require an approved and communicated restructuring plan.
No provisions are recognized for future operating losses.
Provisions are recognized in justified and reasonably estimated amounts as at the date of the occurrence of an obligating event, not later however than at the end of the reporting period. As at the end of the reporting period, the balance of provisions is reviewed and appropriate adjustments are made, if necessary, so that the balance of provisions reflects the current, most reliable estimate of their value.
Changes in provisions are recognized directly in current profit or loss, in other operating expenses and income.
Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.
Provisions are measured at the present value of expenditures, as estimated in accordance with the best knowledge of the Company's management, required to settle the obligation as at the end of the reporting period. The discount rate used to determine the present value reflects the current market assessments of the time value of money and the risks specific to the obligation.

2.3.18 Revenue recognition

Sales are recognized at the fair value of consideration received or receivable, less value added tax, rebates, discounts and other sales taxes. Revenue is recognized as follows:

- sales of services are recognized in the accounting period in which the services were rendered, by reference to completion of the specific transaction assessed on the basis of the actual service provided as a proportion of total services to be provided;
- sales of other products, goods and services are recognized at the fair value of consideration received or receivable less rebates, discounts, tax on goods and services and other sales taxes;
- interest income is recognized on a time-proportion basis using the effective interest rate, if the receipt of income is not doubtful,
- dividend income is recognized at the time of acquisition of the right to receive payment.

2.3.19 Finance expenses and borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.
Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.
All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

The above capitalization rules do not apply to:

- assets measured at fair value, and
- inventories that are manufactured in large quantities, on a continuous basis, and are fast moving.

Interest related to finance leases is recognized in the income statement using the internal rate of return method.

2.3.20 Payment of dividend

Payment of dividend to shareholders is recognized as a liability in the Company's financial statements in the period in which the dividends were approved by the General Meeting of Shareholders of the Company.
By virtue of resolution of the General Meeting of Shareholders held on June 15, 2009 net profit generated by Orbis S.A. in 2008 was retained in the Company as retained earnings.

2.3.21 Foreign currency

Transactions in currencies other than the functional currency are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Assets and liabilities carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items are measured in terms of historical cost.

Exchange differences are recognized in profit or loss in the period in which they arise except for:

- exchange differences relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;
- exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized in the reserve from translating foreign operations and in gains or losses on disposal of the net investment.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

2.3.22 Segment reporting

The Company identifies operating segments on the basis of internal reports on those Company components that are regularly reviewed by persons who decide on assignment of resources to a given segment and assess segment performance. The Company's operations are concentrated on one operating segment – Hotels & Restaurants – provision of hotel and food&beverage services along with ancillary services. The Company operates in one geographical region, i.e. in Poland.

(all amounts in PLN thousands, unless otherwise stated)

2.4 CHANGES IN ACCOUNTING POLICIES

The accounting policies did not change in 2009 as compared to the financial statements published as at December 31, 2008, save for changes resulting from new provisions of law (see: Note 2.5).

2.5 NEW ACCOUNTING STANDARDS AND IFRIC INTERPRETATIONS

The following amendments to or interpretations of the standards entered into force in 2009:

- IFRS 8 „Operating Segments",
- Revised IAS 23 „Borrowing Costs",
- Revised IAS 1 „Presentation of Financial Statements",
- Amendment to IFRS 2 „Share-Based Payment – Vesting Conditions and Cancellations",
- Amendments to IAS 32 „Financial Instruments: Presentation" and to IAS 1 „Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation",
- Improvements to the International Financial Reporting Standards – a collection of amendments to the International Financial Reporting Standards,
- Amendments to IFRS 1 „First-time Adoption of the International Financial Reporting Standards" and to IAS 27 „Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate".
- Amendments to IFRS 4 „Insurance Contracts" and IFRS 7 „ Financial Instruments: Disclosures",
- Amendments to IAS 39 „Financial Instruments: Recognition and Measurement" and IFRS 7 „Financial Instruments: Disclosures",
- Amendments to IFRIC 9 "Reassessment of Embedded Derivatives" and IAS 39 "Financial Instruments: Recognition and Measurement" -Embedded Derivatives,
- IFRIC 11 "IFRS 2 – Group and Treasury Share Transactions",
- IFRIC 13 "Customer Loyalty Programmes",
- IFRIC 14 "IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction".

Except for the revised IAS 1 and IAS 23, the adoption of the above standards and interpretations did not bring about any significant changes in the accounting policies of Orbis S.A. nor in the presentation of the financial statements.

- Adoption of the revised IAS 1

As a result of endorsement of IAS 1 (as revised in 2007) "Presentation of Financial Statements", the consolidated statement of changes in equity in these consolidated financial statements presents only transactions between shareholders (owner changes), other components being included in a separate consolidated statement of comprehensive income.

- Adoption of the revised IAS 23

Starting from 1 January 2009, borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset shall be capitalized as part of the cost of that asset. Until 2008 the Company followed the benchmark treatment suggested by IAS 23 and all borrowing costs were expensed as incurred.

(all amounts in PLN thousands, unless otherwise stated)

As at *April* 19, *2010* the following standards and interpretations have been issued and approved by the EU but have not become effective yet:

- Revised IFRS 3 „Business Combinations", effective for annual periods beginning on or after January 1, 2010,
- Revised IAS 27 „Consolidated and Separate Financial Statements", effective for annual periods beginning on or after July 1, 2009,
- Amendments to IAS 39 „Financial Instruments: Eligible Hedged Items", effective for annual periods beginning on or after July 1, 2009.
- Revised IFRS 1 „First-Time Adoption of the International Financial Reporting Standards", effective for annual periods beginning on or after January 1, 2010,
- Amendments to IFRS 2 "Share-based Payment" - Group cash-settled share-based payment transactions, effective for annual periods beginning on or after 1 January 2010,
- Amendments to various standards and interpretations resulting from the Annual quality improvement project of IFRS, effective for annual periods beginning on or after January 1, 2010.
- Amendments to IAS 32 "Financial Instruments: Presentation" – Accounting for rights issues, effective for annual periods beginning on or after 1 February 2010,
- IFRIC 12 „Service Concession Arrangements", effective for annual periods beginning on or after March 30, 2009.
- IFRIC 15 „Agreements for the Construction of Real Estate", effective for annual periods beginning on or after January 1, 2010.
- IFRIC 16 „Hedges of a Net Investment in a Foreign Operation", amendments are effective in the financial year beginning on or after July 1, 2009.
- IFRIC 17 „Distributions of Non-Cash Assets to Owners", effective for annual periods beginning on or after November 1, 2009.
- IFRIC 18 „Transfers of assets from Customers", effective prospectively to assets obtained from customers on or after November 1, 2009.

The Management Board is analyzing consequences and impact of the above new standards and interpretations on the financial statements.

As at April 19, 2010 the following standards and interpretations have been issued by IASB but haven't been adopted by the EU yet:

- IFRS 9 "Financial Instruments", effective for annual periods beginning on or after 1 January 2013,
- Amendments to IAS 24 "Related Party Disclosures" - Simplifying the disclosure requirements for government-related entities and clarifying the definition of a related party, effective for annual periods beginning on or after 1 January 2011,
- Amendments to IFRS 1 "First-time Adoption of IFRS"- Additional Exemptions for First-time Adopters, effective for annual periods beginning on or after 1 January 2010,
- Amendments to IFRS 1 "First-time Adoption of IFRS"- Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters, effective for annual periods beginning on or after 1 July 2010,
- Amendments to IFRIC 14 "IAS 19 — The Limit on a defined benefit Asset, Minimum Funding Requirements and their Interaction" - Prepayments of a Minimum Funding Requirement, effective for annual periods beginning on or after 1 January 2011,
- IFRIC 19 "Extinguishing Liabilities with Equity Instruments", effective for annual periods beginning on or after 1 July 2010.

2.6 CRITICAL ESTIMATES

Estimates and judgments are continually reviewed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions

The Company makes estimates and assumptions concerning the future. Estimates and related assumptions are based on historical experience and a number of other factors that under current circumstances seem reasonable. Resulting accounting estimates may deviate from actual results. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

(a) *Estimated impairment of property, plant and equipment and investment property*
As at the end of the reporting period, the Company assesses whether there are any indications that an asset may have been impaired. The recoverable amount of individual cash generating units is assessed using the methods described in Note 2.3.11.1.

(b) *Estimated provision for post-employment benefits*
Provisions for jubilee awards and retirement obligations are measured using actuarial method. The growth in the discount rate and a change in the rate of long-term growth in wages and salaries have an impact on the estimated amount. When computing the provisions, an actuary performs a sensitivity analysis of the impact of the discount rate and planned growths in benefit assessment bases. Details of the analysis are presented in Note 28 to the financial statements.

(c) *Estimated useful lives*
The level of depreciation rates is determined on the basis of current knowledge concerning the anticipated useful life of components of property, plant and equipment and intangible assets. The anticipated useful life is periodically reviewed.

3. SEGMENT REPORTING

Operations of Orbis S.A. fall within the scope of one operating segment and, therefore, the separate financial statements contain no disclosures on segments of business activity.

(all amounts in PLN thousands, unless otherwise stated)

4. INCOME AND EXPENSE

4.1 NET SALES OF PRODUCTS, MERCHANDISE AND MATERIALS

	2009	2008
Net sales of services	552 674	628 961
of which: from related parties	*32 681*	*39 931*
Net sales of products, merchandise and materials	167	2 277
of which: from related parties	*103*	*2 112*
Net sales of products, merchandise and materials, total	**552 841**	**631 238**

4.2 OTHER OPERATING INCOME

	2009	2008
Gains on disposal of non-financial non-current assets**)	12 063	343
Proceeds from sale of financial assets at fair value	0	14
Dividends and share of profits *)	43 675	45 235
Interest income on loans and receivables	3 599	4 360
Other operating income, of which:	3 540	1 861
release of provisions, of which	0	0
- provision for obligations towards employees		0
- provision for costs of fees for perpetual usufruct of land		0
indemnities received	495	277
adjudged repayments of tax	633	0
surplus on curency exchange fluctuations	343	266
costs refund	114	99
receivables received in enforcement procedure	30	170
refund of a bank guarantee	743	0
inventory write-down (recognized and reversed)	51	0
other	1 131	1 049
Other operating income, total	**62 877**	**51 813**

*) As at December 31, 2009 the Company recognizes income from dividends from its subsidiary Hekon-Hotele Ekonomiczne S.A. of PLN 35 969 thousand, and from Orbis Kontrakty Sp. z o.o. of PLN 7 706 thousand.
As at December 31, 2008 the Company recognizes income from dividends from its subsidiary Hekon-Hotele Ekonomiczne S.A. of PLN 38 835 thousand, and from Orbis Kontrakty Sp. z o.o. of PLN 6 400 thousand.
**) More information in point 3 of the Directors' report on the operations of Orbis S.A. for 2009

The table below presents revaluation of non-current assets:

	2009	2008
Recognized impairment loss on property, plant and equipment	(10 723)	(7 915)
Recognized impairment loss on investment property	(5 353)	0
Recognized impairment loss on assets under construction	(1 131)	0
Recognized impairment loss on investments in subsidiaries and associates	(25 908)	0
Reversed impairment loss on property, plant and equipment	16 210	18 175
Revaluation of non-current assets, total	**(26 905)**	**10 260**

(all amounts in PLN thousands, unless otherwise stated)

4.3 EXPENSES BY NATURE

	2009	2008
Depreciation and amortization	121 053	130 832
Materials and energy used	100 261	107 273
Outsourced services	115 246	135 176
Taxes and charges	26 979	24 740
Employee benefit expense	156 998	190 374
Other expenses by nature (for)	17 486	20 814
- fee for affiliation with hotel systems	12 189	13 894
- business trips	1 414	2 133
- insurance premiums	1 351	1 686
- impairment loss on receivables	1 274	441
- other	1 258	2 660
Total expenses by nature	**538 023**	**609 209**
Distribution & marketing expenses (negative value)	(32 401)	(38 598)
Overheads & administrative expenses (negative value)	*(69 761)*	*(99 070)*
Cost of products sold	**435 861**	**471 541**
Cost of merchandise and materials purchased for resale	9	27
Cost of sales	**435 870**	**471 568**

4.4 EMPLOYEE BENEFIT EXPENSE

	2009	2008
Wages and salaries	134 066	147 824
Provision for unused and overdue holidays	(589)	464
Provision for wages and salaries and related expenses	63	261
Provision for jubilee awards and retirement obligations	(10 605)	5 094
Employee benefits	34 063	36 731
Total employee benefit expense	**156 998**	**190 374**

Provisions for jubilee awards and retirement obligations are presented in the income statement under "Overheads & administrative expenses", while provisions for unused and overdue holidays are posted under "Cost of sales", "Distribution & marketing expenses" and "Overheads & administrative expenses".

(all amounts in PLN thousands, unless otherwise stated)

4.5 OTHER OPERATING EXPENSES

	2009	2008
Provisions recognized for employment restructuring (Note 26)	(778)	0
Provisions recognized for court litigations (Note 26)	0	(81)
Other recognized provisions (Note 26)	(51)	(684)
Employment restructuring expenses	(5 893)	(1 673)
Other employment-related expenses	0	(3 471)
Underpayment due to foreign currency fluctuations	(1 522)	(1 484)
Costs of assets liquidation	(321)	(152)
Indemnities, fines and penalties paid	(265)	(7 066)
Donations	(178)	(228)
Default interest	(130)	(326)
Redemption of receivables	(230)	(342)
hotel pre-opening costs	(351)	0
training costs related to integration with Accor systems	(400)	0
dismantling costs	(415)	0
Other	(1 464)	(321)
Other operating expenses, total	**(11 998)**	**(15 828)**

4.6 FINANCE INCOME AND EXPENSES

	2009	2008
Other finance income	0	0
Finance income, total	**0**	**0**
Finance expenses - interest on borrowings	(25 782)	(27 710)
Other finance expenses	(155)	(484)
Finance expenses, total	**(25 937)**	**(28 194)**

In presented financial figures for 2009 and in comparable figures for 2008, the Company recognized all borrowing costs in the profit or loss for the period in which the costs were incurred.

5. CURRENT AND DEFERRED INCOME TAX

Major components of tax charge are as follows:

	2009	2008
Current income tax	**(7 656)**	**(12 767)**
- current income tax charge	(7 656)	(12 767)
Deferred income tax	**8 217**	**12 758**
- difference between tax value and book value of non-current assets	8 664	9 975
- revaluation of interests in related parties	4 930	0
- unpaid interest	(1 019)	629
- provisions	(2 331)	315
- unpaid wages and salaries	(303)	90
- social security contributions [ZUS] and similar obligations	(335)	(229)
- cost of investment loan	(1 614)	1 831
- other	225	147
Tax charge recognized in the income statement	**561**	**(9)**

(all amounts in PLN thousands, unless otherwise stated)

Reconciliation of income tax recognized in the income statement with profit or loss:

	2009	2008
Profit before tax	**12 846**	**40 053**
Tax calculated at the statutory rate of 19%	(2 441)	(7 610)
Dividends received	8 298	8 595
Non-taxable revenue and non-deductible expenses	(5 296)	(1 030)
Tax charge at the effective tax rate	**561**	**(45)**
Settlement of tax loss of members of the Tax Group	0	36
Income tax recognized in the income statement	**561**	**(9)**

Throughout the year 2008, Orbis S.A., Hekon - Hotele Ekonomiczne S.A., Polskie Biuro Podróży Orbis Sp. z o.o. and WT Wilkasy Sp. z o.o. formed the Orbis Tax Group.
Due to the establishment of the Orbis Tax Group, the tax charge of Orbis S.A. for 2008 was decreased by PLN 36 thousand.

On September 3, 2009 the „Agreement establishing the Orbis Tax Group" was concluded. The Orbis Tax Group will consists of Orbis S.A. and Hekon-Hotele Ekonomiczne S.A. The Agreement will be effective for a term of three tax years, i.e. until December 31, 2012. The Agreement was registered in the competent tax office (decision dated October 28, 2009).

The deferred income tax results from the following temporary differences:

	As at Dec. 31, 2009	As at Dec. 31, 2008
Deferred income tax assets, of which:	**15 377**	**15 902**
Posted to profit or loss	15 377	15 902
- revaluation of receivables	462	337
- revaluation of interests in related parties	5 679	749
- unpaid interest	248	1 267
- provisions	6 511	8 842
- initial fee for affiliation with the Accor network	473	479
- unpaid wages and salaries	1 145	1 448
- social security contributions (ZUS) and similar obligations	55	390
- other	804	2 390
Deferred income tax liabilities, of which:	**58 219**	**66 961**
Posted to profit or loss	58 128	66 870
- difference between tax value and book value of non-financial non-current assets	57 497	66 161
- other	631	709
Posted to equity	91	91
-long-term investments	91	91
Net deferred income tax liabilities	**42 842**	**51 059**
Deferred income tax liabilities, of which:	**42 842**	**51 059**
Long-term	47 909	58 962
Short-term	(5 067)	(7 903)

The deferred income tax is presented according to its final netted balance, in the deferred income tax assets and deferred income tax liabilities items.

(all amounts in PLN thousands, unless otherwise stated)

6. *DISCONTINUED OPERATIONS*

The Company did not take decision to discontinue any type of its operations.

7. EARNINGS PER SHARE

Earnings per ordinary share are calculated by dividing the net profit for the financial year attributable to ordinary shareholders of the parent company by the weighted average number of issued ordinary shares outstanding during the financial year.

Diluted earnings per share are calculated by dividing the net profit for the financial year attributable to ordinary shareholders by the weighted average number of issued ordinary shares outstanding during the financial year adjusted for the impact of dilutive elements.

No factors resulting in the dilution of Earnings per share occurred in the reported period nor in the comparative periods.

Figures related to profit and the number of shares used to calculate basic and diluted earnings per share are presented below:

	2009	2008
Net profit for the year	13 407	40 044
Weighted average number of ordinary shares issued	46 077	46 077
Earnings per share	**0,29**	**0,87**

8. DIVIDEND PAID OR PROPOSED TO BE PAID

By virtue of resolution of the General Meeting of Shareholders held on June 15, 2009 net profit generated by Orbis S.A. in 2008 *was retained in the Company as retained earnings.*

(all amounts in PLN thousands, unless otherwise stated)

9. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment include tangible assets and assets under construction.

	As at Dec. 31, 2009	As at Dec. 31, 2008
Tangible assets	1 338 468	1 397 291
Assets under construction	82 701	99 194
Total	**1 421 169**	**1 496 485**

The table below presents property, plant and equipment (tangible assets) as at **December 31, 2009:**

Property, plant and equipment	**Acquired land and rights to perpetual usufruct of land**	**Rights to perpetual usufruct of land acquired free of charge**	**Buildings and structures**	**Plant and machinery**	**Vehicles**	**Other tangible assets**	**Total tangible assets**
		As at January 1, 2009					
Cost	**20 422**	**303 337**	**2 608 189**	**131 363**	**1 568**	**157 300**	**3 222 179**
Accumulated depreciation and impairment	(1 855)	(18 114)	(1 579 915)	(104 342)	(1 528)	(119 134)	(1 824 888)
Opening net book amount	**18 567**	**285 223**	**1 028 274**	**27 021**	**40**	**38 166**	**1 397 291**
Additions	0	0	56 407	6 736	7	3 597	66 747
purchase	0	0	33 757	5 974	7	3 597	43 335
transfer from investments	0	0	22 650	762	0	0	23 412
Disposals	0	(7 745)	(13 962)	(744)	0	(313)	(22 764)
sale	0	(4 048)	(2 158)	(67)	0	(33)	(6 306)
liquidation	0	0	(52)	(163)	0	(65)	(280)
other	0	0	(11 752)	(514)	0	(215)	(12 481)
reclassification to investment property	0	(3 697)	0	0	0	0	(3 697)
Increase in impairment loss	0	0	(10 140)	(174)	(2)	(407)	(10 723)
Decrease in impairment loss	0	0	15 462	475	0	273	16 210
Depreciation charge for the period	(192)	(3 824)	(89 180)	(6 980)	(13)	(8 104)	(108 293)
Closing net book amount	**18 375**	**273 654**	**986 861**	**26 334**	**32**	**33 212**	**1 338 468**
		As at December 31, 2009					
Cost	**20 422**	**295 013**	**2 594 053**	**129 540**	**1 500**	**157 056**	**3 197 584**
Accumulated depreciation and impairment	(2 047)	(21 359)	(1 607 192)	(103 206)	(1 468)	(123 844)	(1 859 116)
Closing net book amount	**18 375**	**273 654**	**986 861**	**26 334**	**32**	**33 212**	**1 338 468**

(all amounts in PLN thousands, unless otherwise stated)

The table below presents property, plant and equipment (tangible assets) as at **December 31, 2008:**

Property, plant and equipment	Acquired land and rights to perpetual usufruct of land	Rights to perpetual usufruct of land acquired free of charge	Buildings and structures	Plant and machinery	Vehicles	Other tangible assets	Total tangible assets
		As at January 1, 2008					
Cost	**20 473**	**327 487**	**2 628 843**	**137 359**	**2 132**	**149 169**	**3 265 463**
Accumulated depreciation and impairment	(1 677)	(15 579)	(1 613 980)	(107 661)	(2 045)	(114 175)	(1 855 117)
Opening net book amount	**18 796**	**311 908**	**1 014 863**	**29 698**	**87**	**34 994**	**1 410 346**
Additions	0	90	105 378	6 506	18	12 034	124 026
purchase	0	0	16 666	5 693	5	11 657	34 021
transfer from investments	0	0	88 636	646	0	368	89 650
other	0	90	76	167	13	9	355
Disposals	(37)	(22 976)	(13)	(181)	(16)	(52)	(23 275)
sale	0	(23)	0	(17)	(16)	(16)	(72)
liquidation	0	(51)	(13)	(149)	0	(36)	(249)
other	(37)	0	0	0	0	0	(37)
reclassification to investment property	0	(22 902)	0	(15)	0	0	(22 917)
Increase in impairment loss	0	0	(7 193)	(271)	(9)	(442)	(7 915)
Decrease in impairment loss	0	0	17 855	123	0	197	18 175
Depreciation charge for the period	(192)	(3 799)	(102 616)	(8 854)	(40)	(8 565)	(124 066)
Closing net book amount	**18 567**	**285 223**	**1 028 274**	**27 021**	**40**	**38 166**	**1 397 291**
		As at December 31, 2008					
Cost	**20 422**	**303 337**	**2 608 189**	**131 363**	**1 568**	**157 300**	**3 222 179**
Accumulated depreciation and impairment	(1 855)	(18 114)	(1 579 915)	(104 342)	(1 528)	(119 134)	(1 824 888)
Closing net book amount	**18 567**	**285 223**	**1 028 274**	**27 021**	**40**	**38 166**	**1 397 291**

The table below presents assets under construction and impairment losses on assets under construction as at December 31, 2009:

Assets under construction	**As at Dec. 31, 2009**	**As at Dec. 31, 2008**
Gross value of assets under construction	85 916	103 902
Impairment loss on assets under contruction	(3 215)	(4 708)
Total	**82 701**	**99 194**

In 2009 the Company recognized an additional impairment loss on assets under construction amounting to PLN 1 131 thousand, and utilized the amount of PLN 2 624 thousand.

Detailed information on security established on property, plant and equipment is provided in Note 25 to these financial statements.

As at December 31, 2009 the Company did not report any property, plant and equipment held for sale.

(all amounts in PLN thousands, unless otherwise stated)

Detailed information about impairment losses on property plant and equipment:

Impairment loss on tangible assets and assets under construction	As at Dec. 31, 2009	As at Dec. 31, 2008
Opening balance	**(378 990)**	**(423 888)**
recognized impairment loss on tangible assets	(10 723)	(7 915)
recognized impairment loss on assets under construction	(1 131)	(26)
reversed impairment loss on tangible assets	16 210	18 175
transfer to investment property	0	33 457
used impairment loss	21 091	1 207
Closing balance	**(353 543)**	**(378 990)**

In the current accounting period the Company reviewed the economic value of cash generating units and other tangible assets and assets under construction in the context of ongoing operations and prevailing adverse market conditions. Consequently, the Company recognized an impairment loss of PLN 11 854 thousand and reversed an impairment loss of PLN 16 210 thousand. Recognized and reversed impairment losses on tangible assets and assets under construction are presented in the "Revaluation of non-current assets" item of the income statement.

The economic value of these assets was measured on the basis of their value in use, determined as the highest of: multiplied EBITDA, selling price and (in specific cases) a value determined using the DCF method or to apply an individual approach so as to best reflect the valuation amount.
Accounting policies used in carrying out impairment tests with respect to non-financial non-current assets are presented in Note 2.3.11.1.

10. INTANGIBLE ASSETS

The table below presents intangible assets as at **December 31, 2009**.

	Permits, patents, licenses and similar	Computer software	Other intangible assets	Total intangible assets
	As at January 1, 2009			
Cost	**626**	**12 396**	**697**	**13 719**
Accumulated amortization and impairment	(342)	(11 158)	0	(11 500)
Opening net book amount	**284**	**1 238**	**697**	**2 219**
Additions	671	2 422	78	3 171
purchase	671	2 422	78	3 171
other	0	0	0	0
Disposals	0	(4)	0	(4)
liquidation	0	(4)	0	(4)
Amortization charge for the period	(169)	(971)	0	(1 140)
Closing net book amount	**786**	**2 685**	**775**	**4 246**
	As at December 31, 2009			
Cost	**1 292**	**12 029**	**775**	**14 096**
Accumulated amortization and impairment	(506)	(9 344)	0	(9 850)
Closing net book amount	**786**	**2 685**	**775**	**4 246**

(all amounts in PLN thousands, unless otherwise stated)

The table below presents intangible assets as at **December 31, 2008**.

	Permits, patents, licenses and similar	Computer software	Other intangible assets	Total intangible assets
	As at January 1, 2008			
Cost	**280**	**12 261**	**38**	**12 579**
Accumulated amortization and impairment	(253)	(10 914)	0	(11 167)
Opening net book amount	**27**	**1 347**	**38**	**1 412**
Additions	323	981	659	1 963
purchase	323	981	659	1 963
other	0	0	0	0
Disposals	0	0	0	0
liquidation	0	0	0	0
other	0	0	0	0
Amortization charge for the period	(66)	(1 090)	0	(1 156)
Closing net book amount	**284**	**1 238**	**697**	**2 219**
	As at December 31, 2008			
Cost	**626**	**12 396**	**697**	**13 719**
Accumulated amortization and impairment	(342)	(11 158)	0	(11 500)
Closing net book amount	**284**	**1 238**	**697**	**2 219**

All intangible assets recognized by the Company have defined useful lives. The Company does not have any internally generated intangible assets.

Impairment loss on intangible assets	**As at Dec. 31, 2009**	**As at Dec. 31, 2008**
Opening balance	**0**	**(3)**
reversed	0	3
used	0	0
Closing balance	**0**	**0**

As at the end of the reporting period, no intangible assets secure the Company's liabilities.

(all amounts in PLN thousands, unless otherwise stated)

11. *INVESTMENTS IN ASSOCIATES*

Information on associates:

Associates, name and corporate seat	% of share capital	% of voting rights at the GM	% of share capital	Business operations	Method of investment recognition	Share value at cost	Revaluation adjustments	Carrying amount of shares
Orbis Casino Sp. z o.o. Warsaw, Poland	directly 33.33%	directly 33.33%	directly 33.33%	games of chance	cost	1 600	(736)	864
As at Dec. 31, 2009								864

12. SUBSIDIARIES

Information on subsidiaries:

Name of subsidiary	% of share capital	% of voting rights at the GM	Country of registration	Business operations	Method of investment recognition	Share value at cost	Revaluation adjustments	Carrying amount of shares
Hekon Hotele Ekonomiczne S.A.	directly 100,00%	directly 100,00%	Poland	hotel and food&beverage services	cost	441 041	0	441 041
Wioska Turystyczna Wilkasy Sp. z o.o.	directly 100,00%	directly 100,00%	Poland	hotel and food&beverage services	cost	2 429	(1 932)	497
Orbis Travel Incoming Sp. z o.o.	directly 100,00%	directly 100,00%	Poland	tourist, transport, hotel, food&beverage services	cost	5	0	5
Orbis Travel Sp. z o.o.	directly 100,00%	directly 100,00%	Poland	tourism, transport, hotel, food&beverage services	cost	5	0	5
Orbis Travel Corporate Sp. z o.o.	directly 100,00%	directly 100,00%	Poland	tourism, transport, hotel&beverage services	cost	5	0	5
ORBIS Transport, Sp. z o.o.	directly 98,88%	directly 98,88%	Poland	transport	cost	27 729	0	27 729
PBP Orbis Sp. z o.o.	directly 95,08%	directly 95,08%	Poland	tourism	cost	25 908	(25 908)	0
Orbis Kontrakty Sp. z o.o.	directly 80,00%	directly 80,00%	Poland	organization of purchasing	cost	80	0	80
As at Dec. 31, 2009								469 362

(all amounts in PLN thousands, unless otherwise stated)

The below-presented data concern share of equity, share of voting rights at the General Meeting and the core business operations of subsidiaries in which Orbis S.A. indirectly holds interests.

Name of subsidiary	% of share capital	% of voting rights at the GM	Country of registration	Business operations
UAB Hekon	indirectly 100.00%	indirectly 100.00%	Lithuania	hotel and food&beverage services
PKS Tarnobrzeg Sp. z o.o.	indirectly 99.05%	indirectly 99.05%	Poland	transport
PKS Gdańsk Sp. z o.o.	indirectly 99.05%	indirectly 99.05%	Poland	transport
Inter Bus Sp. z o.o.	indirectly 99.05%	indirectly 99.05%	Poland	coach transport
Capital Parking Sp. z o.o.	indirectly 99.05%	indirectly 99.05%	Poland	rental of parking lots
PMKS Sp. z o.o.	indirectly 70.82%	indirectly 70.82%	Poland	municipal transport
Orbis Kontrakty Sp. z o.o.	indirectly 20.00%	indirectly 20.00%	Poland	organization of purchasing
Orbis Transport Sp. z o.o.	indirectly 0.17%	indirectly 0.17%	Poland	transport

13. CHANGE IN INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

	As at Dec. 31, 2009	As at Dec. 31, 2008
Opening balance	**496 119**	**484 007**
Shares and interests	496 119	484 007
Additions	15	12 112
purchase	15	12 112
Disposals	(25 912)	0
liquidation	(4)	0
transfer of shares to non-current assets classified as held for sale	(25 908)	
Decrease in impairment loss	4	0
Increase in impairment loss	(25 908)	0
Transfer of impairment loss to non-current assets classified as held for sale	25 908	0
Closing balance	**470 226**	**496 119**
Shares and interests	470 226	496 119

The Company's shares in Orbis Casino Sp. z o.o. are valued using the equity method. Investments in subsidiaries, affiliates and associates are not directly exposed to the risk of change in interest rate and to the price risk.

Increase in investments in 2009 is the result of taking up of shares in three companies, namely Orbis Travel Incoming Sp. z o.o,, Orbis Travel Sp. z o.o. and Orbis Travel Corporate Sp. z o.o. by Orbis S.A. On the other hand, decrease in investments in 2009 and decline in impairment loss concern liquidation of a company in which Orbis S.A. held a minority interest.

Increase in investments in 2008 is a consequence of taking up of additional shares in the subsidiary company, PBP Orbis Sp. z o.o. by the Company as a result of increase in the company's share capital.

(all amounts in PLN thousands, unless otherwise stated)

The impairment loss of PLN 25 908 thousand recognized in 2009 relates to shares in the subsidiary company PBP Orbis Sp. z o.o. At the end of 2009, these shares along with the impairment loss are posted under non-current assets classified as held for sale and their carrying amount equals zero.

Non-current assets classified as held for sale	As at Dec. 31, 2009	As at Dec. 31, 2008
Opening balance	**0**	**0**
Additions	25 908	0
transfer of shares from investments in subsidiaries and associates	25 908	0
Transfer of impairment loss from investments in subsidiaries and associates	(25 908)	0
Closing balance	**0**	**0**

14. CHANGES WITHIN THE GROUP

In 2009, there were no business combinations within the meaning of IFRS 3.

The following changes in the Group were reported:

In September 2009 three new companies with their registered addresses in Warsaw were established: Orbis Travel Incoming Sp. z o.o., Orbis Travel Sp. z o.o. and Orbis Travel Corporate Sp. z o.o. Orbis S.A. took up 100% of share capital in each of these companies. In October 2009, the companies Orbis Travel Incoming Sp. z o.o. and Orbis Travel Sp. z o.o. were entered in the National Court Register, while the third company, Orbis Travel Corporate Sp. z o.o., was registered in November 2009.

The following changes occurred in investments in subsidiaries and associates in 2009:

On March 23, 2009 the share capital of Orbis Casino Sp. z o.o. was increased from PLN 4 800 thousand up to PLN 7 800 thousand by establishing 6 000 new shares with a nominal value of PLN 500 each. The increase was financed with funds from the supplementary capital. The newly established shares are vested in shareholders in proportion to their current holdings and do not require to be taken up. Consequently, the percentage holding of present shareholders, including Orbis S.A., in the company's share capital did not change. The increase of the capital was registered in the National Court Register [KRS] on August 31, 2009.

15. INTERESTS IN JOINT VENTURES

Orbis S.A. does not hold any interests in joint ventures.

16. AVAILABLE-FOR-SALE FINANCIAL ASSETS

As at December 31, 2009 and December 31, 2008 the Company does not hold any available-for-sale financial assets.

17. OTHER FINANCIAL ASSETS

As at December 31, 2009 and December 31, 2008 the Company does not hold any other financial assets.

(all amounts in PLN thousands, unless otherwise stated)

18. INVESTMENT PROPERTY

	As at Dec. 31, 2009	As at Dec. 31, 2008
Opening gross carrying amount	**406 850**	**144 348**
Accumulated depreciation and impairment	(172 088)	(49 721)
Opening net book amount	**234 762**	**94 627**
Additions	43 753	145 745
purchases	40 056	0
transfer from assets under construction	0	122 828
reclassification from tangible assets	3 697	22 917
Disposals	(26)	0
other	(26)	0
Recognized impairment loss	(5 353)	0
Depreciation charge for the period	(11 620)	(5 610)
Closing net book amount	**261 516**	**234 762**
Closing gross book amount	**374 145**	**406 850**
Accumulated depreciation and impairment at the end of period	(112 629)	(172 088)
Closing net book amount	**261 516**	**234 762**

The Company measures investment property at historical cost less depreciation charges and impairment. As at the date of transition to IFRS (January 1, 2004), the Company valued land and rights to perpetual usufruct of land that account for a considerable share of investment property and considered this value as deemed cost. The fair value of land and rights to perpetual usufruct of land determined on the basis of a valuation of an independent expert amounted to PLN 32 503 thousand as at January 1, 2004. Fair value of investment property is close to its book value.

In 2008, investment property went up by the value of four hotels of the Etap brand in Kraków, Katowice and Wrocław and the Mercure Grand hotel in Warsaw, operated by the subsidiary company Hekon – Hotele Ekonomiczne S.A., whilst in 2009 – by the value of one Etap hotel in Toruń. Also, an impairment loss related to two Etaps was recognized in 2009.

The following amounts were recognized in profit or loss:

	2009	2008
Income from rent on investment property	18 063	11 578
Direct operating expenses of investment property which generates income from rent	(15 799)	(7 041)
Direct operating expenses of investment property which does not generate income from rent	(874)	(235)

Detailed information concerning impairment of investment property:

	As at Dec. 31, 2009	As at Dec. 31, 2008
Opening balance	**39 744**	**6 297**
reclassification from tangible assets	0	33 457
impairment loss used	(39 744)	(10)
increase in impairment loss	5 353	0
Closing balance	**5 353**	**39 744**

Investment property includes the following land owned by the Company, as well as rights to perpetual usufruct of land, buildings and structures:

- in Gdańsk – building and right to perpetual usufruct of land on which the building is developed,
- in Konin – interest in an office building and right to perpetual usufruct of land on which the building is developed,
- in Poznań – buildings and structures as well as right to perpetual usufruct of land on which they are developed,
- in Świnoujście – commercial building and right to perpetual usufruct of land on which the building is developed,
- in Warsaw – building of the Bristol hotel and right to perpetual usufruct of land on which the building is developed,
- in Warsaw – multi-storey garage parking and right to perpetual usufruct of land on which the parking is developed,
- in Wrocław – office rooms in a commercial building and interest in right to perpetual usufruct of land on which the building is developed,
- in Lublin – building and right to perpetual usufruct of land on which the building is developed,
- in Częstochowa – building of the Etap Tranzyt hotel in Częstochowa and right to perpetual usufruct of land on which the building is developed,
- in Szczecin – building of the Etap Reda hotel in Szczecin and right to perpetual usufruct of land on which the building is developed,
- in Warsaw – building of the Etap Solec hotel in Warsaw and right to perpetual usufruct of land on which the building is developed,
- in Kraków – building of the Etap Bronowice hotel in Kraków and right to perpetual usufruct of land on which the building is developed,
- in Katowice – building of the Etap Centrum hotel in Katowice and right to perpetual usufruct of land on which the building is developed,
- in Warsaw – building of the Mercure Grand hotel in Warsaw and right to perpetual usufruct of land on which the building is developed,
- in Wrocław – building of the Etap Południe hotel in Wrocław,
- in Wrocław – building of the Etap Stadion hotel in Wrocław,
- in Toruń – building of the Etap Centrum Toruń hotel.

19. OTHER LONG-TERM INVESTMENTS

The value of other long-term investments remained constant throughout the comparable periods and amounted to PLN 552 thousand. According to the Company, the presented value does not differ from the market value. Other long-term investments mainly consist of works of art owned by the Company.

(all amounts in PLN thousands, unless otherwise stated)

20. INVENTORIES

	As at Dec. 31, 2009	As at Dec. 31, 2008
Materials	3 451	3 858
Merchandise	86	60
Total inventories	**3 537**	**3 918**

The value of inventories recognized as expense under "Cost of sales" amounted to PLN 61 362 thousand in 2009 (in 2008: PLN 71 052 thousand).

Information on write-downs of inventories:

	As at Dec. 31, 2009	As at Dec. 31, 2008
Opening balance	**(198)**	**(316)**
write-down recognised	(2)	(108)
write-down used	0	86
write-down reversed	53	140
Closing balance	**(147)**	**(198)**

Inventory write-downs are recognized in the "Other operating expenses" item of the income statement and reversed in "Other operating income". In 2009, inventory write-downs are recognized and reversed in "Other operating income" line of the income statement. In the current period, the write-down of inventories was reversed because inventories were either sold or commissioned for use.

The Company has not pledged any inventories as security for liabilities.

21. SHORT-TERM RECEIVABLES

Trade receivables are presented in the table below:

	As at Dec. 31, 2009	As at Dec. 31, 2008
Trade receivables	24 194	28 926
of which: receivables from related parties	*9 798*	*9 076*
Impairment loss on receivables	(1 022)	(842)
Prepayments	121	158
Trade receivables, net	**23 293**	**28 242**

(all amounts in PLN thousands, unless otherwise stated)

Other short-term receivables are composed of the following items:

	As at Dec. 31, 2009	As at Dec. 31, 2008
Short-term receivables	**49 553**	**106 673**
Loans to related parties	38 500	38 661
Sums receivable due to sale of real property	5 710	0
Taxes, grants, customs duties, social security and other benefits receivable	3 952	49 464
Adjudicated receivables	742	851
Prepaid tangible and intangible assets	493	17 022
Claimed in court	1 276	524
Settlements with employees	277	133
Other receivables	621	1 393
Impairment loss on receivables	(2 018)	(1 375)
Short-term prepayments and advances	**1 621**	**2 402**
Prepayments, of which:	1 621	2 402
insurance premiums	460	125
wages, salaries and related benefits	4	0
taxes and charges	1	0
advance payments	507	1 142
other	649	1 135
Other short-term receivables, net	**51 174**	**109 075**

Income tax receivables are composed of the following items:

	As at Dec. 31, 2009	As at Dec. 31, 2008
Income tax receivable from the tax office	2 429	6 837
Total income tax receivables	**2 429**	**6 837**

Changes in impairment losses on receivables are presented below:

Impairment loss on receivables	As at Dec. 31, 2009	As at Dec. 31, 2008
Opening balance	**(2 217)**	**(2 162)**
recognized impairment loss	(1 418)	(899)
reversed impairment loss	262	458
used impairment loss	333	386
Closing balance	**(3 040)**	**(2 217)**

Recognized and reversed impairment losses on receivables are reported in the "Cost of sales" item (Note 4.3) of the income statement.

The credit risk related to receivables does not differ from the average credit risk on the Polish market. The maximum credit risk related to the Company's loans and receivables equals the amount presented in the statement of financial position. No significant concentration of risk occurs as all threatened receivables are covered by an impairment loss. More information on credit risk is provided in Note 30.5.

The fair value of receivables does not significantly differ from their value presented in the financial statements.

(all amounts in PLN thousands, unless otherwise stated)

The table below presents the breakdown of short-term receivables per maturity together with impairment losses:

	As at Dec. 31, 2009	As at Dec. 31, 2008
Non-overdue receivables	69 358	133 371
Overdue receivables, of which:	10 578	13 000
- overdue for up to 1 month	4 378	5 865
- overdue for a period from 1 to 3 months	1 383	2 539
- overdue for a period from 3 to 6 months	532	1 673
- overdue for a period from 6 months to 1 year	1 534	1 292
- overdue for more than 1 year	2 751	1 631
Gross short-term receivables, total	**79 936**	**146 371**
Impairment loss on non-overdue receivables	(30)	(9)
Impairment loss on overdue receivables, of which:	(3 010)	(2 208)
- overdue for up to 1 month	(2)	(4)
- overdue for a period from 1 to 3 months	(56)	(5)
- overdue for a period from 3 to 6 months	(35)	(38)
- overdue for a period from 6 months to 1 year	(718)	(633)
- overdue for more than 1 year	(2 199)	(1 528)
Impairment loss on receivables, total	**(3 040)**	**(2 217)**
Net short-term receivables	**76 896**	**144 154**

As at December 31, 2009 receivables amounting to PLN 7 568 thousand were overdue but not impaired. Ageing of receivables is presented below:

	As at Dec. 31, 2009	As at Dec. 31, 2008
Overdue non-impaired receivables, of which:	7 568	10 792
- overdue for up to 1 month	4 376	5 861
- overdue for a period from 1 to 3 months	1 327	2 534
- overdue for a period from 3 months to 6 months	497	1 635
- overdue for a period from 6 months to 1 year	816	659
- overdue for more than 1 year	552	103

No maturities in respect of receivables, apart from borrowings, were renegotiated.

Short-term receivables per currency are presented in the table below:

	As at Dec. 31, 2009	As at Dec. 31, 2008
As broken down by currency:		
Polish currency	76 896	144 154
Foreign currencies	0	0
Total in Polish currency	**76 896**	**144 154**

The Company holds no receivables collateral security.

(all amounts in PLN thousands, unless otherwise stated)

22. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	As at Dec. 31, 2009	As at Dec. 31, 2008
Financial assets at fair value through profit or loss		
Opening balance	**0**	**6 986**
- purchase	0	0
- sale	0	(7 000)
- valuation	0	(18)
- other increases (proceeds from sale)	0	32
Closing balance	0	0
Financial assets at fair value through profit or loss	**0**	**0**

Securities, comprising bonds and certificates of deposit, acquired by the Company to derive economic benefits arising from short-term changes in prices, are classified as financial assets at fair value through profit or loss.

The Company sold all held securities in 2008. The nominal value of securities redemption amounted to PLN 7 000 thousand. Profitability as per 360/365 base amounted to 5.40%.
Debt securities as at December 31, 2007 were reported at fair value based on assessment provided by a bank acting as a transaction agent. There were the following parties to transactions as at December 31, 2007:

- Volkswagen Leasing Polska Sp. z o.o. – bonds – the transaction amount at purchase price equaled PLN 1 991 thousand.
- Europejski Fundusz Leasingowy SA – bonds – the transaction amount at purchase price equaled PLN 4 977 thousand.

Changes in financial assets and liabilities at fair value through profit or loss are reported in the statement of cash flows, in the section related to investing activities.

Changes in the fair value of financial assets and liabilities at fair value, along with gains and losses settled in correspondence with profit or loss, are reported under the „Other finance income/expenses" item of the income statement (Notes 4.2 and 4.5).
The maximum credit risk related to debt securities held by the Company refers to the carrying amount of the securities. Since the Company purchases securities of companies of the highest financial standing, the above concentration does not result in any significant increase of the risk. The Company holding the above securities is exposed to a risk of change of fair value thereof as a result of changing interest rates. Information on limiting the risk is presented in Note 30. As at December 31, 2008 and as at December 31, 2009 the Company held no debt securities, therefore it was not exposed to the above risks.

23. CASH AND CASH EQUIVALENTS

	As at Dec. 31, 2009	As at Dec. 31, 2008
Cash at bank and on hand	408	417
Short-term bank deposits	19 897	34 059
Other cash and cash equivalents	582	531
Total cash and cash equivalents	**20 887**	**35 007**

Other cash and cash equivalents include cash in transit and other monetary assets, as well as cash deposited with banks within the frame of repo transactions with maturity dates not exceeding 3 months.
The Company transfers temporarily disposable cash to short-term bank deposits with maturity dates ranging from 1 to 30 days. The average effective interest rate on these deposits amounts to 3.28% in the period concerned.

(all amounts in PLN thousands, unless otherwise stated)

24. SHARE CAPITAL AND OTHER CAPITAL

24.1 SHARE CAPITAL

The share capital of Orbis S.A. is disclosed in the amount set out in the Statutes and entered in the court register, adjusted for effects of hyperinflation.

Series / issue	Type of shares	Number of shares (pcs)	Value of series / issue at par	Terms of acquisition	Date of registration
A	bearer shares	37 500 000	75 000	contribution in kind	Jan. 9, 1991
B	bearer shares	8 523 625	17 047	cash	Apr. 21, 1998
C	bearer shares	53 383	107	cash	Apr. 21, 1998
Total number of shares		**46 077 008**			
Total share capital			**92 154**		
Par value on shares = PLN 2					
Hyperinflation restatement of share capital			**425 600**		
Carrying amount of share capital			**517 754**		

In connection with the revaluation of the contribution value using hyperinflation indexes as at the date of transition to the International Financial Reporting Standards, the value of the share capital from the A series share issue increased by PLN 425 600 452 to reach PLN 500 600 452. The aggregate revalued amount of share capital equals PLN 517 754 468.

	As at Dec. 31, 2009	As at Dec. 31, 2008
Number of shares issued and paid	46 077 008	46 077 008
Par value per share	2	2
Shares at the beginning of period	**46 077 008**	**46 077 008**
Change in the period:	0	0
Shares at the end of period	**46 077 008**	**46 077 008**

As at April 19, 2010 shareholders who hold, directly or indirectly through its subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined as at April 19, 2010 on the basis of the notification specified in Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies include:

(all amounts in PLN thousands, unless otherwise stated)

Shareholder (description)	Number of shares held as at April 19, 2010 (no. of voting rights at the GM)	Percentage share in the share capital as at April 19, 2010 (percentage share in the total number of voting rights at the GM)	Change in the structure of ownership of major blocks of shares from Jan. 1, 2009 to April 19, 2010
- Accor S.A.:	**23 043 108**	**50,01%**	**-**
of which a subsidiary of Accor S.A. - ACCOR POLSKA Sp. z o.o.:	*2 303 849*	*4,99%*	-
- BZ WBK AIB Asset Management S.A. - customers under management contracts, investment funds of BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.:	**11 599 630**	**25,17%**	**2,76%**
of which on securities accounts of investment funds managed by BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.	*7 431 280*	*16,13%*	*2,02%*
(of which. on accounts of the following funds: 1) Arka FIO	*2 319 222*	*5,03%*	-
2) Arka Zrównoważony FIO)	*2 322 338*	*5,04%*	-
- Aviva Otwarty Fundusz Emerytalny Aviva BZ WBK (b.Commercial Union OFE BPH CU WBK):	**4 559 508**	**9,90%**	4,82%

24.2 OTHER CAPITAL

The „Other capital" line serves to present the share premium and effects of fair value adjustment of works of art disclosed in the "Other long-term investments" line of the statement of financial position.

	As at Dec. 31, 2009	**As at Dec. 31, 2008**
Share premium	132 944	132 944
Adjustment of long-term investments to fair value	480	480
Deferred income tax	(91)	(91)
Other capital, total	**133 333**	**133 333**

Amounts posted under the „Other capital" item are not available for distribution. However, this restriction does not apply to amounts recognized in the income statement that relate to an effectively realized portion of equity linked to the sold asset.

24.3 RETAINED EARNINGS

Retained earnings include profit/loss from past years, net profit/loss of the current year and profits transferred to equity that are subject to limited distribution, recognized in accordance with provisions of the Commercial Companies' Code in force in Poland. As at December 31, 2009 and December 31, 2008, profits subject to limited distribution totaled PLN 30 718 thousand.

(all amounts in PLN thousands, unless otherwise stated)

24.4 CAPITAL MANAGEMENT

The objective of capital management is to secure the Company's ability to continue as a going concern, at the same time maintaining an optimum structure of financing that allows to curb the costs of capital involvement.

It is assumed that the Company may fuel capital growth through on-going activities taken to generate a good financial result, by regulating the amount of dividend disbursed to the shareholders as well as by issuing new shares or raising the par value of existing shares.

In the period covered by the financial statements, the Company did not issue nor raise the value of shares.

In 2009, the Company reported a decrease in its net profit as compared to the year 2008.

In order to finance long-term investment projects that are bound to affect the Company's results over a longer time-horizon, the Company seeks to use both its own cash and borrowings, which allows to effectively apply the leverage at the level that takes into consideration both hotel industry standards and specific features of the Company.

The Company monitors the level of equity, based on the return on equity and the ratio of equity to non-current assets.

The ROE ratio demonstrates the yield generated on the capital invested in an enterprise and is computed for an annual period as a quotient of the net result and average equity during the period. In 2009, return on equity went down owing to an over three-fold decline in the net profit as compared to 2008.

	2009	2008
Net profit (loss)	13 407	40 044
Equity - opening balance	1 708 113	1 686 500
Equity - closing balance	1 721 520	1 708 113
Return on equity	**0,78%**	**2,36%**

The equity-to-non-current assets ratio is calculated as a quotient of the Company's equity and non-current assets. The ratio slightly went up as at the end of 2009 as compared to the preceding year.

	As at Dec. 31, 2009	As at Dec. 31, 2008
Equity	1 721 520	1 708 113
Non-current assets	2 157 709	2 230 137
Equity-to-non-current assets ratio	**79,78%**	**76,59%**

Analysis of equity is supplemented by the debt-to-equity ratio presented in Note 30.6 to the financial statements.

(all amounts in PLN thousands, unless otherwise stated)

25. BORROWINGS

	As at Dec. 31, 2009	As at Dec. 31, 2008
Long-term borrowings		
Bank loans	0	282 317
Loans	0	0
Total long-term borrowings	**0**	**282 317**
Short-term borrowings		
Bank loans	282 755	98 788
Loans	110 488	143 519
Total short-term borrowings	**393 243**	**242 307**
Total borrowings	**393 243**	**524 624**

Maturity dates are presented in the table below:

	As at Dec. 31, 2009	As at Dec. 31, 2008
As broken down to maturity:		
Payable on demand or in up to 1 year	393 243	242 307
Over 12 months - up to 3 years	0	188 167
Between 3 and 5 years	0	94 150
Over 5 years	0	0
Total borrowings	**393 243**	**524 624**

Currencies of borrowings are presented in the table below:

	As at Dec. 31, 2009	As at Dec. 31, 2008
As broken down by currency:		
Polish currency	393 243	524 624
Foreign currencies	0	0
Polish currency, total	**393 243**	**524 624**

The fair value of borrowings is close to their unpaid amount.

The average effective interest rate for borrowings equals 4.27%.

Detailed information on borrowings is provided below:

Debtor	Creditor	Title	Currency	Dec.31, 2009	Dec.31, 2008	Interest rate	Maturity	Security
Orbis S.A.	Agreement for Term Facilities with Bank Handlowy w Warszawie S.A. and Société Générale S.A. Branch in Poland (Lead Organizers), Bank Zachodni WBK S.A. and Calyon (Organizers)	term facility	PLN	282 755	381 105	WIBOR+ banks' margin	Nov. 10, 2012	description below
Orbis S.A.	Hekon-Hotele Ekonomiczne SA	loan	PLN	0	20 360	WIBOR + margin	Sept. 24, 2009	none
Orbis S.A.	Hekon-Hotele Ekonomiczne SA	loan	PLN	110 488	111 042	WIBOR + margin	Oct. 24, 2010	none
Orbis S.A.	Hekon-Hotele Ekonomiczne SA	loan	PLN	0	12 117	WIBOR + margin	Nov. 10, 2009	none
	TOTAL		PLN	393 243	524 624			

(all amounts in PLN thousands, unless otherwise stated)

Security for borrowings established on assets includes mortgages on real estate amounting in total to PLN 486 684 thousand.

In respect of the Agreement for Term Facilities with Bank Handlowy w Warszawie S.A. and Société Générale S.A. Branch in Poland (Lead Organizers) and Bank Zachodni WBK S.A. and Calyon (Organizers) – cap mortgages up to PLN 486 684 thousand established on the real property of the following Orbis S.A. Branches: Mercure Poznań Hotel, Novotel Centrum Warszawa, Novotel Centrum Poznań, Sofitel Victoria Warszawa, Mercure Kasprowy *Zakopane Hotel, Mercure Panorama Wrocław Hotel, and assignment of rights under insurance policies related to* hotels covered by the cap mortgage, as well as surety issued by Hekon - Hotele Ekonomiczne S.A.

Owing to a floating interest rate on borrowings taken by the Company, the Company is exposed to the risk of changes in cash flows resulting from fluctuations in the interest rates. Information on risk management is provided in Note 30.

In 2009 interest rates were as follows:

- WIBOR 1M: 3,49 – 5,60
- WIBOR 3M: 4,14 – 5,84
- WIBOR 6M: 4,25 – 5,94
- WIBOR 1Y: 4,29 – 5,95

Unused credit lines amounted to PLN 45 000 thousand, of which:

- PLN 20 thousand – overdraft available at Bank Handlowy w Warszawie S.A.,
- PLN 25 thousand – *short-term facility in Société Générale S.A. Branch in Poland.*

By virtue of requirements of accounting standards (IAS 1), Orbis S.A. was obligated to reclassify the investment facility from non-current to current liabilities as at December 31, 2009 in connection with high likelihood of breaching the terms of the Facility Agreement. Owing to the agreement that the Management Board executed with the syndicate of banks that finance the investment facility, facility covenants were set at new, more favorable levels. Consequently, the amount of PLN 188 million will be presented under non-current liabilities in the financial statements *for the first quarter of 2010.*

In 2009 terms of the loan granted to Orbis S.A. by its subsidiary Hekon-Hotele Ekonomiczne S.A. were renegotiated and the repayment date was extended by 1 year. Pursuant to the agreement, non-performance of the obligation would entail penalty interest at the rate of 100 base points, which in 2009 would increase costs by PLN 207 thousand.

(all amounts in PLN thousands, unless otherwise stated)

26. PROVISIONS

	Provision for court litigations	Provision for restructuring costs	Other provisions for liabilities	Total provisions for liabilities
As at January 1, 2009	**770**	**0**	**684**	**1 454**
Provision recognised in the period	0	778	51	829
Provision used in the period	0	0	(684)	(684)
Provision reversed in the period	0	0	0	0
As at December 31, 2009	**770**	**778**	**51**	**1 599**
Short-term - 2009	770	778	51	1 599
Long-term - 2009				0
Total provisions as at December 31, 2009	**770**	**778**	**51**	**1 599**
As at January 1, 2008	**795**	**306**	**0**	**1 101**
Provision recognised in the period	81	0	684	765
Provision used in the period	(106)	(306)	0	(412)
Provision reversed in the period	0	0	0	0
As at December 31, 2008	**770**	**0**	**684**	**1 454**
Short-term - 2008	770	0	684	1 454
Long-term - 2008	0	0	0	0
Total provisions as at December 31, 2008	**770**	**0**	**684**	**1 454**

Information on provisions for pension and similar benefits is provided in Note 28.

Court litigations

The provision for court litigations has been set up predominantly for disputes with employees. Detailed description of disputes in which the Company is involved is provided in Note 29.2.

Restructuring

The provision for restructuring costs embraces predominantly the provision for termination benefits for employees of the Novotel Olsztyn, the hotel in which Orbis will discontinue its operating activities as of March 31, 2010, as well as the provision for termination benefits for employees of the Grand Łódź that ceased to operate in 2009.

Other provisions

Other provisions were set up for shortfalls in one hotel.

27. TRADE PAYABLES AND OTHER CURRENT LIABILITIES

The table below presents trade payables:

	As at Dec. 31, 2009	As at Dec. 31, 2008
Trade payables	43 803	53 638
of which: liabilities towards subsidiaries	*5 530*	*5 698*
Prepaid supplies	33	80
Total trade payables	**43 836**	**53 718**

(all amounts in PLN thousands, unless otherwise stated)

Other current liabilities are composed of the following items:

	As at Dec. 31, 2009	As at Dec. 31, 2008
Current liabilities	**8 094**	**10 490**
Taxes, customs duties, social security contributions and other benefits payable	5 567	6 480
Wages and salaries payable	424	627
Deposits received	1 627	2 001
Other liabilities	476	1 382
Accrued expenses and deferred income	**22 841**	**22 434**
Accrued expenses	13 950	12 490
obligations towards employees	6 025	6 994
franchise fees	497	0
public law liabilities	2 935	2 063
costs of non-invoiced supplies	4 475	3 404
other	18	29
Deferred income	8 891	9 944
advances and downpayments	8 891	9 944
Other current liabilities, total	**30 935**	**32 924**

Income tax liabilities are composed of the following items:

	As at Dec. 31, 2009	As at Dec. 31, 2008
Income tax liabilities to companies forming the tax group	0	999
Total income tax liabilities	**0**	**999**

28. EMPLOYEE BENEFITS

	Jubilee awards	Retirement & disability benefits	Total liabilities
Present value of liabilities - as at January 1, 2009	**30 882**	**9 443**	**40 325**
Interest cost	1 780	556	2 336
Current service cost	1 507	383	1 890
Benefits paid	(3 924)	(743)	(4 667)
Actuarial gains/losses	(477)	535	58
Change of plan	(10 239)	(4 649)	(14 888)
Present value of liabilities - as at December 31, 2009	**19 529**	**5 525**	**25 054**
Carrying amount of liabilities - as at December 31, 2009	**19 529**	**5 525**	**25 054**
of which:			
Carrying amount of non-current liabilities	15 967	4 543	20 510
Carrying amount of current liabilities	3 562	982	4 544
Total future employee benefit expense recognized in the income statement	**(7 429)**	**(3 176)**	**(10 605)**

(all amounts in PLN thousands, unless otherwise stated)

	Jubilee awards	Retirement & disability benefits	Total liabilities
Present value of liabilities - as at January 1, 2008	**29 948**	**9 658**	**39 606**
Interest cost	1 738	563	2 301
Current service cost	1 539	364	1 903
Benefits paid	(3 483)	(892)	(4 375)
Actuarial gains/losses	1 140	(250)	890
Present value of liabilities - as at December 31, 2008	**30 882**	**9 443**	**40 325**
Carrying amount of liabilities - as at December 31, 2008	**30 882**	**9 443**	**40 325**
of which:			
Carrying amount of non-current liabilities	25 917	8 081	33 998
Carrying amount of current liabilities	4 965	1 362	6 327
Total future employee benefit expense recognized in the income statement	**4 417**	**677**	**5 094**

All the above costs are recognized in profit or loss.

Principal actuarial assumptions are presented below:

Principal actuarial assumptions	**2009**	**2010 and successive years**
- discount rate	5,50	5,50
- projected future growth in wages and salaries	2,50	3,00

At the time of calculation of the provision for jubilee awards and retirement benefit obligations, a sensitivity analysis was conducted. The analysis concerned the impact of the discount rate and planned increases in benefit assessment bases on the amount of the provision as at December 31, 2009.
If the applied financial discount rate were 0.75 percentage point lower than the adopted rate, the total amount of provisions would increase by PLN 1 082 thousand. On the other hand, if the applied discount rate exceeded the base rate by 0.75 percentage point, the amount of the provision would be lower by PLN 996 thousand.

The sensitivity analysis of projected growth in benefit assessment bases has shown that the adoption of a base 1 percentage lower would decrease the provision by PLN 1 391 thousand, whereas if the base were increased by 1 percentage point, the amount of the provision would go up by PLN 1 523 thousand.

Provision for retirement benefit and similar obligations:

Amounts of provisions for pension and similar benefits are measured on the basis of an actuarial valuation.

As at December 31, 2009, the amount of the provision was measured on an individual basis, separately for each employee.

The provision per employee is calculated based on an anticipated amount of retirement or disability benefit that the Company is obligated to pay under the Departmental Collective Labor Agreement and the Inter-Departmental Collective Labor Agreement, and after December 31, 2012 under the Additional Protocol to the Inter-Departmental Collective Labor Agreement. The established amount is discounted on an actuarial basis as at December 31, 2009. The discounted amount is reduced by the amounts of annual write-downs for the provision, discounted on an actuarial basis as at the same date, made by the Company to increase the provisions per employee.

The annual amounts of write-downs are calculated in accordance with the projected unit credit method.

The likelihood that a given person reaches retirement age as a Company employee was determined by using the competing risk method that takes into account the following risks:

- possibility of dismissal from job,
- risk of total incapacity to work,
- risk of death.

The likelihood that an employee will resign from work of his own accord was assessed using the distribution function, taking into account the statistical data of Orbis S.A. The likelihood that an employee will resign from work of his own accord depends on the employee's age and remains constant over each year of his work.

The risk of death was expressed in the form of latest statistical data from Polish life expectancy tables for women and men published by the Central Statistical Office as at the valuation date.

The likelihood that an employee will become a disability pensioner was assessed on the basis of the pttz2008 table.

Provision for jubilee awards

Amounts of provisions for jubilee awards are calculated on the basis of valuations made by an actuary.

As at December 31, 2009 the provision was measured by an individual method, separately for each employee.

The calculation of an employee provision is based on an anticipated amount of jubilee awards that the Company is obligated to pay under the Departmental Collective Labor Agreement and the Inter-Departmental Collective Labor Agreement. and after December 31, 2012 under the Additional Protocol to the Inter-Departmental Collective Labor Agreement. The established amount is discounted on an actuarial basis as at December 31, 2009. The discounted amount is reduced by the amounts of annual write-downs for the provision, discounted on an actuarial basis as at the same date, made by the Company to increase the provisions per employee.

(all amounts in PLN thousands, unless otherwise stated)

29. CONTINGENCIES

29.1 ISSUED GUARANTEES

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the end of the reporting period	Change in the amount in 12 months ended Dec. 31 2009	Financial terms and other remarks
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the guarantee issued by the bank under Framework Agreement No. 5/2005 dated Dec. 6, 2005	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Feb. 9, 2012	2 000	0	Validity date corresponds to the guarantee validity date.
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the overdraft facility granted by the bank under Agreement No. 270-1/10/RB/2005 dated Dec. 9, 2005, Annex No. 1 of Dec. 4, 2006	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Dec. 4, 2009	0	-2 000	
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the investment loan granted by the bank under Agreement No. 202-129/3/II/11/2005 dated Dec. 22, 2005	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Dec. 31, 2012	1 000	0	Validity date corresponds to the date of validity of declaration on submission to the enforcement procedure, the term of the surety is indefinite
Joint and several surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under a loan granted by the bank under the Short-Term Loan Agreement No. 2009/005 dated Jan. 30, 2009, as amended by Annex No. 1 dated March 3, 2009	Société Générale SA Branch in Poland	Orbis Transport Sp z o.o. - subsidiary company	Feb. 16, 2009	0	-30 000	
Joint and several surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under a loan granted by the bank under the Short-Term Loan Agreement No. 2009/005 dated Jan. 30, 2009, as amended by Annex No. 1 dated March 3, 2009 and Annex No. 2 dated Dec. 29, 2009	Société Générale SA Branch in Poland	Orbis Transport Sp z o.o. - subsidiary company	Feb. 15, 2011	30 000	30 000	Orbis SA committed to submit to the enforcement procedure up to PLN 30,000,000 by virtue of which the Bank may request that the bank writ of execution be declared enforceable until Feb. 28, 2011
Joint and several surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under a loan granted by the bank under the Working Capital Facility Agreement No. 1611022/WS07120700 dated Jan. 31, 2008, as amended by Annex No. 3 dated Feb. 27, 2009.	Kredyt Bank SA	Orbis Transport Sp z o.o. - subsidiary company	Jan. 31, 2011	50 000	50 000	Validity date corresponds to the surety validity date. Orbis SA committed to submit to the enforcement procedure by virtue of which the Bank may request that the bank writ of execution be declared enforceable until Jan. 31, 2011
Surety for a blank promissory note without protest, issued by Polskie Biuro Podróży Orbis Sp. z o.o. as requested by SIGNAL IDUNA Polskie Towarzystwo Ubezpieczeń SA to secure recourse claims under the guarantee issued under the Agreement for Tourist Insurance Guarantee no. M 159373 entered into on Nov. 26, 2008	SIGNAL IDUNA Polskie Towarzystwo Ubezpieczeń SA	Polskie Biuro Podróży Orbis Sp. z o. o. - subsidiary company	Dec. 31, 2009	8 160	8 160	The guarantee is valid until Dec. 31, 2009. The Beneficiary may seek claims, if any, within up to 180 days following the last day of the guarantee validity; securities will be released by the Guarantor after expiry of the guarantee, unless a payment under the guarantee is made or in case the security needs to be used.
Bank guarantee no. 1308/2008/FIN dated August 20, 2008 issued by Société Générale, as requested by Orbis S.A., to guarantee timely payment of financial liabilities of the company Polskie Biuro Podróży Orbis Sp. z o.o. due to IATA Members; the bank received the original of the guarantee along with annex no. 1 and on July 14, 2009 derecognized the guarantee from books.	International Air Transport Association (IATA), Branch in Poland	PBP Orbis Sp. z o.o., subsidiary of Orbis S.A., requested the guarantee	Nov. 22, 2009	0	(7 767)	Orbis SA committed to submit to the enforcement procedure up to PLN 7,767 thousand by virtue of which the Bank may request that the bank writ of execution be declared enforceable within three months as of the guarantee expiry date or as of the date of payment under the guarantee.
Joint and several surety for liabilities of the company Polskie Biuro Podróży Orbis Sp. z o.o. that may arise under a loan granted by the bank under the Short-Term Loan Agreement no. 2009/004 dated Jan. 28, 2009, Annex No. 1 dated August 28, 2009 and Annex No. 2 dated Dec. 29, 2009.	Société Générale SA Branch in Poland	Polskie Biuro Podróży Orbis Sp. z o. o. - subsidiary company	Apr. 15, 2010	18 000	18 000	Orbis SA committed to submit to the enforcement procedure up to PLN 18,000,000 by virtue of which the Bank may request that the bank writ of execution be declared enforceable until Apr. 30, 2010
			TOTAL:	109 160	66 393	

The likelihood of cash flows arising from contingencies cannot be reliably assessed.

(all amounts in PLN thousands, unless otherwise stated)

29.2 LEGAL CLAIMS

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
1. 1) Proceedings for declaration of invalidity of an administrative decision dated June 24, 1955 refusing to grant the former owners the right of temporary ownership of land of the real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue, Land and Mortgage Register no. 5021; 2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 declaring acquisition by Orbis S.A., by operation of law, of the right to perpetual usufruct of land of the real property located in Warsaw, at 24/26 Nowogrodzka str., constituting plot of land no. 3, with respect to the part thereof covered by the former mortgage register "Real property in the City of Warsaw under no. 5021".	unknown	1) Notification of the Housing and Municipal Development Office dated April 18, 2002 on pending proceedings for declaration of invalidity of an administrative decision 2) Notification of the Minister of Infrastructure dated February 4, 2008	1) Applicant: Andrzej Jacek Blikle and Helena Maria Helmersen - Andrzejewski; Opposing party: Minister of Infrastructure; Participant: Orbis S.A.; 2) Applicant (presently participants): Andrzej Jacek Blikle and Helena Maria Helmersen – Andrzejewski (presently legal successor Jan Warum dit Andrzejewski).	1) On August 26, 2005 the Voivodship Administrative Court dismissed Orbis S.A.'s appeal against the decision of the President of the Housing and Municipal Development Office which upheld the decision declaring invalidity of the administrative decision of the Presidium of the National Council dated June 24, 1955 refusing to grant the former owner the right of temporary ownership of land of the real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue. Orbis S.A. filed a last-resort (cassation) appeal against this decision with the Supreme Administrative Court, applying for revocation of the appealed judgment in full and for passing the case to be re-examined by the Voivodship Administrative Court. By virtue of the judgment of November 28, 2006, the Supreme Administrative Court dismissed the above-mentioned last-resort (cassation) appeal of Orbis S.A. This means that the application for granting the right of temporary ownership filed by former owners of the real property will be reconsidered. 2) In a pleading dated February 27, 2008, Orbis S.A. presented its position on the case on hand and pointed to absence of any legal grounds for determination of invalidity of the above mentioned decision concerning granting the right of ownership to Orbis S.A. In a letter dated May 19, 2008, the Minister of Infrastructure notified that the time-limit for considering the case had been set for December 31, 2008. At the same time, Orbis S.A. was served with a decision dated October 1, 2008 issued by the District Court for Warszawa-Mokotów, Land and Mortgage Registry Division, dismissing the application of Andrzej Blikle and Helena Helmersen Andrzejewski for entry of the claim for establishment of the right to perpetual usufruct. On January 6, 2009, Orbis S.A. was served with the decision of the Minister of Infrastructure dated December 24, 2008 declaring invalidity of the decision no. 447/91 of the Head of Warsaw Voivodship dated September 23, 1991 concerning granting of the right of ownership of the real property located in Warsaw at 24/26 Nowogrodzka street, described in the land and mortgage register no. KW 72550, to Orbis S.A., with respect to the part thereof covered by the former mortgage register "Real property in the City of Warsaw under no. 5021". In connection with this decision, on January 19, 2009 Orbis S.A. filed, within the time-limit prescribed by law, an application for the case to be reconsidered. On July 14, 2009, the Minister of Infrastructure issued a decision upholding the above decision dated December 24, 2008. On August 25, 2009 Orbis S.A. appealed against the decision dated July 14, 2009 with the Voivodship Administrative Court. In response to the appeal dated September 7, 2009, the Minister of Infrastructure motioned that the appeal be dismissed. In the decision dated October 14, 2009 the Voivodship Administrative Court refused to suspend enforcement of the appealed-against decision. By virtue of the appeal dated October 30, 2009 Orbis S.A. motioned that the above decision of the Voivodship Administrative Court be changed by way of suspending enforcement of the appealed-against decision or, possibly, that the decision of the Voivodship Administrative Court be revoked and the case passed to be reconsidered by the Court. By virtue of decision dated December 16, 2009, the Supreme Administrative Court dismissed the appeal of Orbis S.A The hearing set for March 23, 2010 was cancelled by the Court. Presently, Orbis S.A. awaits the date of the hearing to be set by the Voivodship Administrative Court in Warsaw. On March 9, 2010 Orbis S.A. sent to the Voivodship Administrative Court the appellant's pleading with extended conclusions and arguments supporting the appeal. On March 16, 2010, the attorney of participants in the proceedings sent the participants' pleading to the Voivodship Administrative Court stating their position on the case.
2. 1) Proceedings for granting the right of temporary ownership (presently: the right to perpetual usufruct of land) of land of the real property located in Warsaw at 26 Nowogrodzka str..	unknown	1) Application dated September 14, 1948 for granting the right of	1) Applicants: Jan and Tadeusz Sławiński (presently, the heirs: Elżbieta	1) On January 14, 2005, the Voivodship Administrative Court rendered a judgment revoking the decision of the President of the Capital City of Warsaw refusing to establish the right to perpetual usufruct of land and the decision of the Head of Mazowieckie Voivodship upholding the above-mentioned decision of the President. The

(all amounts in PLN thousands, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Mortgage Register no. 1599 G. 2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning granting of the right of ownership of the real property located in Warsaw, at 24/26 Nowogrodzka str., to Orbis S.A. Forum Hotel in Warsaw, with respect to the part thereof covered by the Mortgage Register no. 1599 G		temporary ownership 2) Notification of the Minister of Construction dated November 20, 2006 (served on Orbis S.A. on December 4, 2006).	Sławińska and others) Participant: Orbis S.A. 2) Applicant: Joanna Kubiaczyk-Grodzka (one of heirs of Tadeusz Sławiński)	President of the Capital City of Warsaw, by virtue of the decision dated February 6, 2006, once again refused to grant the legal successors of the former owner the right to perpetual usufruct of land of the real property located at 26 Nowogrodzka street in Warsaw. Heirs of former owners appealed against the above-mentioned decision of the President of the Capital City of Warsaw. By virtue of the decision dated July 27, 2006, the Head of Mazowieckie Voivodship revoked the above decision of the President of the Capital City of Warsaw. By virtue of the decision no. 186/GK/DW/2008 dated March 31, 2008, the President of the Capital City of Warsaw refused to grant the right to perpetual usufruct to legal successors of the former owner. On April 21, 2004, the Applicants' attorney filed an appeal against the said decision of the President of the Capital City of Warsaw. The Mazowieckie Voivodship Office in Warsaw, State Treasury and Property Department, notified Orbis S.A. on September 8, 2008 that evidence had been collected in the case concerned. By virtue of decision dated October 23, 2008 the Head of Mazowieckie Voivodship upheld the above decision dated March 31, 2008. By virtue of decision dated March 4, 2009, the Voivodship Administrative Court suspended court proceedings initiated by an appeal filed by R.Sławiński, T.Szydłowska, J.Sławiński and E.Sławińska against decision of the Head of Mazowieckie Voivodship dated October 23, 2008 concerning refusal to grant the right to perpetual usufruct of land. By a decision dated July 2, 2009, the Voivodship Administrative Court decided to resume the suspended court proceedings. The hearing was held on November 20, 2009 and the Voivodship Administrative Court dismissed the appeal in its judgment rendered on the same day. In December 2009 the Voivodship Administrative Court served substantiation to the decision on Orbis S.A Heirs of former owners filed a last-resort appeal with the Supreme Administrative Court; a copy of the appeal was served on Orbis SA on March 18, 2010. 2) By virtue of the letter dated November 20, 2006, the Minister of Construction informed Orbis S.A. that Mrs. Joanna Kubiaczyk-Grodzka applied for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning granting of right of ownership of the real property located in Warsaw, at 24/26 Nowogrodzka str., to Orbis S.A. Forum Hotel in Warsaw, with respect to a part thereof covered by the Mortgage Register no. 1599 G. By virtue of the decision dated January 22, 2007, the Minister of Construction refused to declare invalidity of the above decision of the Head of the Warszawskie Voivodship dated September 23, 1991, rectified by decisions dated January 9, 1992, December 23, 1993 and November 27, 2006. The above decision of the Minister of Construction dated January 22, 2007 is final. On November 12, 2009 the Company received this decision, certified as final and binding. The case is closed.
3. Proceedings for reimbursement (proportionately to the held share in ownership) of necessary expenditure incurred by Orbis S.A. in respect of the tenement house at 11 Pijarska street in Kraków	PLN 1 541 346.56	Statement of claim dated November 29, 2004	Plaintiff: Orbis S.A., Defendants: S. Marczak, P. Marczak, G. Marczak, A. Marczak, M. and A. Marczak, I. Kuc, E. Ciapała, J. Tabor,	The case pending before the District Court in Bydgoszcz. The application of Orbis S.A. for issue of a decision to secure the claim by establishment of a mandatory mortgage up to the amount of PLN 1 541 346 on the real property located at 11 Pijarska street was seconded by the Court. The Court served to Orbis. S.A. attorney a notification dated February 14, 2008 stating that "as a result of examination of remedy at law" the Court entered the above mandatory mortgage in the Land and Mortgage Register. On June 26, 2007, another trial was held during which the Defendants' attorney submitted a copy of the court expert's opinion (eng. Enger) pertaining to the case referred to above. The Plaintiff's attorney stated that the submitted copy of the court expert's opinion had been questioned in the case referred to above. On April 28, 2008, the Court heard the court expert, Wiesław Foger, who admitted, in response to Orbis S.A. objections, that he did not have knowledge concerning cost estimation of construction works. In consideration of the above and former objections to the opinion, Orbis S.A. applied for determination that the opinion of the court expert W. Enger is unreliable, and for adoption of the opinion of a new court expert, appointed in the case described above. On November 19, 2008, a hearing was held during which the Court acquainted itself and the Defendants with the Opinion of the court expert R. Mucha, submitted by Orbis

(all amounts in PLN thousands, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				S.A., relating to the case described above. The Court set a 21-day time-limit for the Defendants to file a written position on the Opinion and to pose specific questions to the court expert, and decided to hear the expert within the frame of legal assistance. On May 21, 2009, the expert, eng. Mucha, was heard by the Court in Kraków acting on the order of the Court in Bydgoszcz. During the hearing held on December 2, 2009 the Court established, based on files of the case pending before the Court in Kraków (that ended with a final and binding judgment in April 2009) that had been delivered for evidential purposes, that the claim of Orbis S.A. against the Marczaks and others was accepted and satisfied by the Court in Kraków by way of deducting the due amount from compensation sought by them, i.e. the parties' accounts were settled. Under such circumstances, the Court in Bydgoszcz assumed that the dispute between the parties was terminated, especially that neither party filed an appeal in the case pending in Kraków. However, in order to consider all procedural aspects of closed litigation, the Court deferred announcement of its decision until December 16, 2009. By virtue of decision dated December 18, 2009, the Court discontinued proceedings pursuant to Article 355.1 of the Code of Civil Proceedings and deemed any further proceedings "unnecessary", in view of the settlement made between the parties. On January 25, 2010 the District Court in Bydgoszcz served on Orbis S.A. a copy of decision discontinuing proceedings with justification. In this decision, the Court charged Orbis S.A. with costs of proceedings totaling PLN 14,434. As such a decision was considered unjust and the amount of awarded costs was deemed excessively high, on January 31, 2010 an appeal was filed against the part of the decision that concerns awarded costs. No ruling of the Court of Appeals in Gdańsk competent to consider the appeal has been received by April 19, 2010. This case is defended by Attorney Janusz Nowiński acting on behalf of Orbis S.A.
4. Application for declaration of acquisition by operation of law of the right to perpetual usufruct of land located in Kraków at Marszałka F. Focha Avenue, district no. 14, Kraków-Krowodrza Półwsie Zwierzynieckie, composed of a part of the plot of land no. 180/4, covering former cadastre plots nos. 1816/45, 1816/52, 1816/64, 1816/66, entered in the land and mortgage register KR1P/00212704/9 as at the date of the application, and formerly entered in the land and mortgage register no. 49300 on December 5, 1990, together with the right of ownership of the building developed thereon pursuant to Article 200 of the Real Property Management Act.	unknown	Application dated November 27, 2008	Applicant: Orbis S.A.	Since the decision of the Head of Krakowskie Voivodship dated February 19, 1993 was pronounced partly invalid, Orbis S.A. applied to the Head of Małopolskie Voivodship for a new decision concerning the perpetual usufruct. On October 27, 2009 the Head of Małopolskie Voivodship issued a decision declaring acquisition by operation of law, as of December 5, 1990 of: 1) the right to perpetual usufruct of land of the State Treasury, located in Kraków-Krowodrza, district no. 14, forming part of the plot of land no. 180/4, that corresponds to former I cat. plots nos. 1816/45, 1816/52, 1816/66, 1816/64, and (2) the ownership title to a part of the hotel building „Cracovia", entirety located on the plot of land no. 180/4. The case is closed.
5. Proceedings for handing over of real property located in Warsaw, in the district of Wilanów, at 27 St.Kostki Potockiego str., marked as the plot of land no. 21/1 with an area of 4397 sq.m.	The Plaintiff determined the value of litigation at PLN 5 000 000, as the value of real property or, alternatively, at PLN 377 433 which corresponds to the 3-month lease rent due for this type of real property	Statement of claim dated September 29, 2005	Plaintiff: State Treasury, represented by the Office of the Capital City of Warsaw, Defendant: Orbis S.A.	In the reply to the statement of claim, Orbis S.A., applied for dismissal of action in view of the title to the real property held by Orbis S.A., contrary to the allegations of the statement of claim, and confirmed by a decision issued by a relevant authority in 1989, stating that the real property at dispute had been transferred to be administered by the Company's legal predecessor - P.P. „Orbis". On November 20, 2007, a judgment dismissing the State Treasury's action was rendered. On December 17, 2007, the President of the Capital City of Warsaw, representing the State Treasury, filed an appeal against the above judgment of the Court of first instance. In response to the appeal, Orbis S.A.'s attorney filed for dismissal thereof, challenging substantive allegations of the appeal derived from the provisions of the Real Property Management Act of 1997, i.e. that the Defendant Orbis S.A. based its legal title to the real property at dispute on the decision issued pursuant to the Act of 1985 on Land Management and Real Property Expropriation, which decision established the right of administration in favor of its legal predecessor P.P. Orbis, which the Court of First Instance stated legitimately in justification to its judgment.

(all amounts in PLN thousands, unless otherwise stated)

Legal claims – description	Value of the *litigation*	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				On September 4, 2009, an appellate hearing was held before the Court of Appeals in Warsaw, during which the Court issued a decision suspending appellate proceedings until final resolution concerning the ownership title to the real property concerned in administrative proceedings. As at March 30, 2009, the status of the case pending before the Court of Appeals has not changed – the proceedings are suspended. Administrative proceedings initiated by heirs of the former owner Adam Branicki for reinstatement of the real property are currently pending before the Head of Mazowieckie Voivodship, i.e. the authority of first instance. On January 9, 2009 a decision of the Minister of Agriculture dated January 5, 2009 was delivered to the address of the Novotel Centrum Branch in Warsaw. In the decision the Minister supported the reasons for Mrs. Anna Branicka-Wolska's complaint about protracting duration of proceedings, and set an additional time-limit until February 28, 2009 for the Head of the Mazowieckie Voivodship to resolve this matter and requested an explanation of the delay. The matter was not resolved within the set time-limit. However, on March 6, 2009 the Branch was served with a letter of the Head of Mazowieckie Voivodship dated February 27, 2009 explaining, among others, that documents collected to date are missing certain particulars, i.e. the boundaries of the former landed real property "Kolonia Adamówka Wilanowska Dz. 15" that were not identified in the pending proceedings (the plot of land concerned forms part of this real property), and therefore the Office ordered a geodetic survey to determine the exact area of the real property. By a letter dated Aril 27, 2009, the Mazowieckie Voivodship Office set the date of issue of the decision concerning property restitution claim by heirs of the former owner of the real property to be 1 month from the date of assembling the evidence, i.e. submission of the requested documents from archives and the preparation of a geodetic survey to determine the exact area of the former land property, from which the disputable plot of land on which the Wilanów restaurant is located was separated. In a letter delivered on November 12, 2009, the Office informed that evidence had been collected and that the parties may get familiar with it and submit explanations, applications and evidence. Another party to the proceedings applied for hearing further evidence concerning the surface area of the real property "Kolonia Adamówka Wilanowska dz. 15" This application was approved, the date of hearing a witness (a person who prepared the geodetic study concerning the surface area of the plot as at the date of entry into force of the Decree on the Agrarian Reform. W rozprawach administracyjnych w dniach 18.12.2009 roku i 05.01.2010 roku uczestniczyli pełnomocnicy: wnioskodawców – spadkobierców dawnego właściciela nieruchomości, uczestników postępowania: Orbis S.A. oraz Muzeum Pałac w Wilanowie, przedstawiciele Urzędu oraz biegli autorzy opinii technicznej wykonanej na zlecenie Urzędu na koszt uczestnika postępowania Muzeum Pałac w Wilanowie. Z przesłuchania biegłych na rozprawie w dniach 18.12.2009 r. oraz 05.01.2010 r. został sporządzony i doręczony uczestnikom postępowania protokół, który zawiera szczegółowe wyjaśnienia biegłych odnośnie zawartych w ich opinii ustaleń co do przebiegu granic dawnej nieruchomości, oznaczonej jako „Kolonia Adamówka Wilanowska dz.15", (część tej nieruchomości stanowi działka na której znajduje się restauracja „Wilanów"). Biegli wyjaśnili, że wobec braku w księgach wieczystych mapy oraz danych co do powierzchni dawnej nieruchomości, w opinii oparto się na badaniach dokumentów znajdujących się w Państwowym Zasobie Geodezyjnym i Kartograficznym, na których oparte jest założenie ewidencji gruntów i budynków na tym terenie. Na rozprawie w dniu 05.01.2010 r. pełnomocnik wnioskodawców złożył pisemne oświadczenie, w którym poinformował m.in., że reprezentowana przez niego strona nie będzie dochodziła od Orbis S.A. odszkodowania z tytułu użytkowania przedmiotowej nieruchomości. Oświadczenie stanowi załącznik do protokołu z rozprawy, dodać jednak należy, że oświadczenie nie zostało poparte stosownym pełnomocnictwem spadkobierców Adama Branickiego upoważniającym do zrzeczenia się w ich imieniu roszczeń. Postanowieniem z dnia 04.02.2010 r. organ prowadzący postępowanie odmówił Muzeum Pałac

(all amounts in PLN thousands, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				w Wilanowie zawieszenia postępowania administracyjnego w związku z podniesioną przez tego uczestnika okolicznością, że przed Trybunałem Konstytucyjnym toczy się aktualnie postępowanie, w sprawie pytania prawnego Wojewódzkiego Sadu Administracyjnego w Warszawie, o stwierdzenie, czy orzekanie trybie administracyjnym na mocy § 5 rozporządzenia Ministra Rolnictwa z 01.03.1945 r. w sprawie wykonania dekretu o reformie rolnej (w oparciu o ten przepis toczy się aktualne postępowanie przez Wojewodą Mazowieckim) jest zgodne z art. 92 ust. 1 Konstytucji RP. Na to postanowienie pełnomocnik Muzeum Pałacu w Wilanowie wniósł w dniu 15.02.2010 r. zażalenie do Ministra Rolnictwa i Rozwoju Wsi, które dotychczas nie zostało rozpoznane. Należy dodać, że postanowieniem z dnia 01.04.2010 r. Trybunał Konstytucyjny kwestię postawionego mu pytania prawnego rozstrzygnął w ten sposób, że umorzył postępowanie stwierdzając, iż przepisy rozporządzenia z dnia 01.03.1945 r. w sprawie wykonania dekretu o przeprowadzeniu reformy rolnej (w tym kwestionowany § 5 tegoż rozporządzenia) utraciły moc obowiązującą z chwilą zakończenia w latach 50-tych XX wieku działań związanych z przeprowadzeniem reformy rolnej. W ocenie Trybunału Konstytucyjnego roszczenia o zwrot bezpodstawnie odebranych na podstawie dekretu nieruchomości winny być rozpoznawane w postępowaniach sądowych. Postanowienie TK nie jest wiążące, jego uzasadnienie stanowi wyłącznie interpretację przepisów dokonaną przez TK, do której jednak zobowiązany będzie odnieść się Urząd Wojewody Mazowieckiego przy rozpatrzeniu wniosku Rodziny Branickich o zwrot nieruchomości. Wysoce prawdopodobnym skutkiem orzeczenia TK może być umorzenie postępowania administracyjnego. Sprawa w toku. On behalf of Orbis S.A., this case is defended by attorney Zofia Marcinkowska.
6. Proceedings for restitution of expropriated real property comprising I cat. plots nos. 178/4 with the area of 82 sq.m., 178/3 with the area of 75 sq.m., 178/5 with the area of 299 sq.m., 193/5 with the area of 583 sq.m. (concerns parts of plots with current nos. 329/2, 330/3 and 330/7 in Kraków)		Notification of the Office of the City of Kraków, City Treasury Department (received by Orbis S.A. on October 3, 2008)	Applicants: H. Białczyński, E. Lende, A. Dziedzic, J. Dziedzic, J. Białczyński, C. Białczyński, S. Białczyński, J. Pyjos, M. Zając, A. Garwolińska, B. Bielenin	The applicants applied for restitution of expropriated real property. In the course of proceedings, acting on the motion dated November 17, 2008 filed by the applicants, the President of the City of Kraków once again suspended, in its decision dated March 25, 2009, proceedings in the case for restitution of part of plots of land currently numbered 329/2, 330/3 and 330/7. The proceedings were suspended until the application of Mrs. E. Lenda dated November 3, 2008 for termination of the agreement for perpetual usufruct (the application should be for expiry of perpetual usufruct) of the plots is considered. After following an explanatory procedure, the Real Property Department of the State Treasury did not find grounds for expiry of the perpetual usufruct. However, proceedings continue to be suspended because they were suspended on the application of a party to the proceedings. The case is defended by Attorney Ryszard Błachut.
7. Application for declaration of invalidity of an administrative decision of the Presidium of the National Council of the Capital City of Warsaw dated March 16, 1967 concerning refusal to grant to the owners the right of temporary ownership to the land of the real property located in Warsaw, at 29 Nowogrodzka str. (presently 27 Nowogrodzka str.), mortgage no. 1618L, with respect to the plot of land no. 31, section 5-05-02. The plot of land no. 31 has an area of 2230 m2, the proceedings most probably concern the area of approx. 365 m2.	unknown	Notification from the Ministry of Infrastructure dated February 17, 2009 served on Orbis S.A. on February 26, 2009 informing about pending proceedings for declaration of invalidity of the administrative decision.	Applicants: Ludmiła Paderewska and Stanisław Wodek Opposing party: Minister of Infrastructure Participant: Orbis S.A.	By virtue of the letter dated February 17, 2009 the Minister of Infrastructure informed that the date for considering the case had been set for August 31, 2009. In the near future Orbis S.A. will submit its position regarding this case to the Office. In a letter dated August 26, 2009 the Minister of Infrastructure informed that entire evidence had been collected in the case on hand and the recommended time-limit for considering the case was deferred until January 15, 2010. This time-limit was not met. No further information is available on this case.
8. 66 actions initiated by employees of the Vera Hotel Branch in Warsaw for payment of monthly bonuses for the period 2003 – 2005. Employees base their claims on differences between provisions of the Inter-Departmental Collective Labor Agreement for Orbis S.A. Employees and internal pay regulations in effect in the	The total amount of claims is approx. PLN 776 thousand.	First statements of claim were filed in July 2006	Plaintiffs: 66 employees of the Vera Hotel Branch in Warsaw, Defendant: Orbis S.A. Vera Hotel Branch in Warsaw	The Vera Hotel Branch in Warsaw applies for dismissal of all the actions brought by employees. Some cases have been suspended. Orbis proposed that the employees enter into amicable agreements on terms and conditions resulting from judgments rendered by courts of first instance that partially seconded the employees claims. All the cases have been resolved. Employees' claims have been satisfied in approx. 20%.

(all amounts in PLN thousands, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Branch which acts as an independent employer.				
9. An application for declaring that the revalued amount of the fee for perpetual usufruct of land in Pawia str. in Kraków is unjustified.	PLN 417,354.33	Application to the Self-Government Appellate Board dated Nov. 27, 2009.	Applicant: Orbis S.A. Participant: President of the City of Kraków	Application of Orbis S.A. to the Self-Government Appellate Board in Kraków for declaring that the revalued amount of the fee for perpetual usufruct of land in Pawia str. in Kraków is unjustified. No new developments in the case.

30. OBJECTIVES AND PRINCIPLES OF FINANCIAL RISK MANAGEMENT

30.1 FINANCIAL RISK MANAGEMENT POLICY

The main areas of risk to which Orbis S.A. is exposed include foreign exchange risk and interest rate risk, resulting from money and capital markets' volatility, reflected in the statement of financial position and in the income statement.
The Company pursues a uniform policy of financial risk management and permanent monitoring of risk areas, using available strategies and mechanisms aimed at minimizing the negative effects of market volatility and securing cash flows.
The Company attempts to avoid the unnecessary financial risk (defined as cash flows volatility) and restrain the risk related to money and capital market volatility. This objective is implemented using methods described below. Exposure to additional risks not related to the accepted business operations is deemed improper.
The risk management policy and strategy are defined and monitored by the Management Board. Current responsibilities in the area of risk management are dealt with by special units established for this purpose.

30.2 INTEREST RATE RISK

Orbis S.A. is exposed to the risk of changes in short-term interest rates on variable-rate debt as well as to changes in long-term interest rates in the event a new debt is incurred or the existing debt is refinanced.

Interest rate risk as at the end of 2009 concerns Company's borrowings. The risk relates to a possible change of interest rates at consecutive accruals of interest on the liabilities and is directly related to frequency of accrual of the same. The following table presents liabilities encumbered with the risk as at December 31, 2009 per maturity, showing frequency of possible changes of interest rates.

Borrowings	up to 6 months	6-12 months	1- 5 years	above 5 years
Bank Handlowy w Warszawie SA and Société Générale SA Branch in Poland (Lead Organizers) and Bank Zachodni WBK SA and Calyon (Organizers)	282 755	0	0	0
Hekon-Hotele Ekonomiczne	110 488	0	0	0
Total liabilities with interest rate risk	**393 243**	**0**	**0**	**0**

Interest rates applicable to the existing debt of the Company are listed in Note 25 "Borrowings".

The Company analyzes interest rates sensitivity. The analysis is based on actual interest rates applicable to drawn borrowings taking into account changes from the date of their coming into force. The Company tests impact of changes of interest rates on its income statement. Based on results of the simulations, increase/decrease of interest rates by 10 p.p. could decrease / increase net result of the Company as at December 31, 2009 maximally by approx. PLN 496 thousand.

30.3 CURRENCY RISK

The risk of changes in foreign exchange rates (primarily EUR) is important for Orbis S.A. due to:

- entering in 2009, within the framework of ordinary operating activities, into contracts related to the sale of hotel services, a small part of which is denominated in foreign currencies; moreover, supply-related purchases could also be effected in foreign currencies;
- execution, within the framework of investing activities, of contracts implemented or denominated in foreign currencies, mainly EUR;
- incurring foreign currency borrowings or borrowings denominated in a foreign currency, however as at December 31, 2009 the Company does not have any foreign currency borrowings.

The functional and presentation currency of the Company is the Polish Zloty (PLN).

In order to reduce the risk of its currency exposure, Orbis S.A. seeks first of all to use natural hedging mechanisms. Furthermore, derivative instruments, such as forwards, swaps and options, are used for the purpose of managing risk. As at December 31, 2009 the Company did not use any derivative instruments to curb the currency risk. The Company does not apply hedge accounting and it does not use any financial instruments for speculative purposes.

30.4 PRICE RISK

In its operations, Orbis S.A. is exposed to the following price risk factors:

- competition – hotel market in Poland is marked by a high growth in the number of rooms that were rendered operational in recent years, thus bringing about a pressure on prices of hotel services,
- market environment in Poland and globally – economic development stimulates growing interest in hotel services due to a higher number of business trips and increasing willingness of tourists to travel,

Price risk is minimized by implementation of an active room availability and price management (yield management). It is not possible to forecast the impact of the above risk on the financial results of the Company.

30.5 CREDIT RISK

The credit risk to which the Company is exposed may result from:

- credit risk following from credit reliability of financial institutions (banks, brokers), parties to security agreements or security agents
- creditworthiness of entities whose securities the Company purchases or invests in,
- creditworthiness of corporate clients which, however, does not require the application of special transaction hedges, apart from monitoring of business partners from the point of view of their credit ratings, owing to the absence of any significant concentration of credit risk and large share of relatively small transactions in total turnover,
- financial standing of entities to which the Company grants loans.

To minimize this risk, the Company cooperates with reputable banks with good financial standing and invests in bonds and certificates of deposit of large entities enjoying strong financial standing (with assigned rating and guarantees). In the assessment of the Company, the risk related to its clients does not differ from the average credit risk on the Polish market.

(all amounts in PLN thousands, unless otherwise stated)

The following table presents ratings of banks that provide its services to the Company:

Rating	Issuer/Name of bank		
	Société Générale SA Branch in Poland	Bank Handlowy w Warszawie SA	Calyon SA Branch in Poland
Fitch ST			F1+
S&P ST			A-1+
Moody's ST		rating applicable to short-term local currency deposits: Prime-2, rating applicable to short-term foreign currency deposits: Prime-2	Prime-1
Moody's LT	Aa2	rating applicable to long-term local currency deposits: Baa1, rating applicable to long-term foreign currency loans: Baa1	Aa3
Fitch LT	A+	outlook for financial strength rating as well as long-term local and foreign currency deposits: negative	AA -
S&P LT	A+		AA-

Banks which cooperate with Orbis S.A. and amounts of borrowings as at December 31, 2009 are described in Note 25 "Borrowings".

It is not possible to forecast the impact of the risk's increase on financial results of the Company.

30.6 LIQUIDITY RISK

The Company hedges liquidity through the following borrowings:

- overdraft at Bank Handlowy w Warszawie S.A,
- facility for refinancing of prior indebtedness and financing of general needs of the Company, including the new investment program, granted by Bank Handlowy w Warszawie S.A. and Société Générale S.A. Branch in Poland (Lead Organizers) and Bank Zachodni WBK S.A. and Calyon (Organizers),
- loan from Hekon - Hotele Ekonomiczne S.A.

As at December 31, 2009 the amount of unused credit lines stood at PLN 45 000 thousand, of which:

- PLN 20 thousand – overdraft available at Bank Handlowy w Warszawie S.A.,
- PLN 25 thousand – short-term facility available at Société Générale S.A. Branch in Poland.

(all amounts in PLN thousands, unless otherwise stated)

Temporarily disposable cash is invested in safe short-term debt securities, repo transactions and bank deposits with maturity dates ranging from 1 day to 3 months.
The Company monitors financial liquidity on the basis of the debt-to-equity ratio and current ratio.

The debt-to-equity ratio is calculated as a quotient of total debt and total equity and liabilities.
As at the end of 2009 the Company's debt-to-equity ratio decreased, predominantly due to the repayment of a subsequent installment of the investment facility and two loans granted by Hekon Hotele Ekonomiczne.

The current ratio is calculated as a quotient of current assets and current liabilities.
The current ratio is low. However, in the opinion of the Management Board financial liquidity is secure in view of the structure of current liabilities. A substantial amount of current liabilities relates to settlements with related parties that are fully controlled by the Company: a loan from a related party of PLN 110.5 million, trade payables due to the Group companies amount to over PLN 5.5 million. Furthermore, the amount of over PLN 8.9 million represents received prepayments for hotel services that will in future increase the Company's revenue and profit, which results from the seasonal nature of this type of business. The amount of credit lines unused by the Company stands at PLN 45 million. Also, PLN 188 million posted under borrowings is a future non-current liability that the Company was obligated to reclassify temporarily to current liabilities pursuant to the requirements of accounting standards (IAS 1). By virtue of an agreement executed in 2010 with the syndicate of banks that finance the long-term facility, the above amount will be presented in non-current liabilities already in the financial statements for the first quarter of 2010.
After elimination of the above amounts, the current ratio nears 1.0. and reaches a value that guarantees security.

	As at Dec. 31, 2009	As at Dec. 31, 2008
Total debt	537 509	705 103
Total equity	2 259 029	2 413 216
Debt-to-equity ratio	**23,79%**	**29,22%**

	As at Dec. 31, 2009	As at Dec. 31, 2008
Current assets	101 320	183 079
Current liabilities	474 157	337 729
Current ratio	**0,21**	**0,54**

The Company forecasts future cash flow from financial liabilities. The forecast takes into account financial liabilities existing as at the date of preparation of the financial statements. Interest rates applicable as at December 31, 2009 are assumed for future interest periods. Interest and borrowing installments are classified in accordance with their maturity dates.

	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Borrowing costs	221 714	198 551		
Trade payables expenses	43 836			
Other liability expenses	30 935			
Total expenses	**296 485**	**198 551**	**0**	**0**

The above amounts are presented at gross (undiscounted) values.

(all amounts in PLN thousands, unless otherwise stated)

31. FUTURE CAPITAL COMMITMENTS

Future capital commitments:

As at December 31, 2009, the Company was bound by non-invoiced capital commitments under executed contracts amounting in total to PLN 43 666 thousand. The most substantial amount, PLN 40 million, concerns works related Novotel hotel. The remaining amount concerns executed contracts for modernization of existing hotels.

Future operating lease commitments:

Future minimum operating lease commitments	As at Dec. 31, 2009	As at Dec. 31, 2008
Operating lease liabilities, due in:	2 912	1 962
one year	1 404	1 296
from 1 to 5 years	1 508	666

In the current period, the minimum lease payments recognized in the income statement amounted to PLN 1 258 thousand.

Operating lease liabilities result from lease agreements for the lease of cars, executed with the related party Orbis Transport Sp. z o.o.

32. RELATED PARTY DISCLOSURES (TRANSACTIONS)

Within the meaning of IAS 24, parties related to the Company include members of the managing and supervising staff and close members of their families, subsidiaries and associates described in Notes 11 and 12 to these financial statements as well as Accor S.A. (significant shareholder) and its related parties.

In the period covered by the financial statements Orbis S.A. executed the following major related party transactions:

Accor Polska Sp. z o.o. and other Accor Group companies

	revenues	expenses	receivables	payables	investment expenditure	prepayments - investment expenditure	major items
2009	1 454	14 243	417	3 109	119	0	licence fee, management, access to the reservation system, use of IT applications, guarantee fee, investments
2008	1 933	15 693	525	4 677	4 955	101	licence fee, management, access to the reservation system, use of IT applications, guarantee fee, investments

(all amounts in PLN thousands, unless otherwise stated)

Hekon - Hotele Ekonomiczne S.A.

	revenues	expenses	receivables	payables	major items
2009	16 303	11 599			lease of hotel real property, provision of mutual services, interest on received loans
2008	10 063	12 606			lease of hotel real property, provision of mutual services, interest on received loans

PBP Orbis Sp. z o.o. and Orbis Transport Sp. z o.o.

	revenues	expenses	additional contribution to share capital	payables	major items
2009	2 046	0	0	0	sale of trademark, interest on granted loans, additional contribution to capital
2008	4 945	0	12 112	0	sale of trademark, interest on granted loans, additional contribution to capital

No transactions involving transfer of rights and obligations, either free of charge or against consideration, were executed between the Company and related parties:

- members of the Management Board or Supervisory Board of Orbis S.A.,
- spouses, next-of-kin or relatives of the first and second degree of members of the Management and Supervisory Board of Orbis S.A., its subsidiaries and associates,
- persons linked by a relation of guardianship, adoption or custody with members of the Management and Supervisory Board of Orbis S.A., its subsidiaries and associates.

(all amounts in PLN thousands, unless otherwise stated)

32.1. REMUNERATION OF MEMBERS OF GOVERNING BODIES

	Orbis S.A.	subsidiaries, affiliates and associates
Management Board and Attorneys-in-Fact		
Jean-Philippe Savoye	1 019	34
Ireneusz Węgłowski	682	117
Yannick Yvon Rouvrais	701	211
Marcin Szewczykowski	707	303
Supervisory Board		
Claude Moscheni	51	0
Jacek Kseń	46	0
Erez Boniel	53	0
Christian Karaoglanian	35	0
Artur Gabor	43	0
Elżbieta Czakiert	43	0
Jarosław Szymański	43	0
Andrzej Procajło	43	0
Yann Caillère	21	0
Marc Vieilledent	25	0
Michael Flaxman	25	0
Christophe Guillemot	28	0

32.2. SALES OF GOODS AND SERVICES

The following notes concern transactions/balances with the companies of the Orbis Group and companies of the Accor Group:

	2009	2008
Net sales of services	**32 681**	**39 931**
- to the companies of the the Accor Group	1 477	4 041
- to subsidiaries	27 598	32 173
- to associates	3 606	3 717
Net sales of other products, merchandise and materials	**103**	**2 112**
- to subsidiaries	103	2 112
Total sales	**32 784**	**42 043**
Other revenues	**2 056**	**2 885**
- subsidiaries	2 056	2 885
Total revenues	**34 840**	**44 928**

(all amounts in PLN thousands, unless otherwise stated)

32.3 PURCHASES OF GOODS AND SERVICES

The following notes concern transactions/balances with the companies of the Orbis Group and companies of the Accor Group:

	2009	2008
Purchases of services	**29 341**	**21 373**
- from the the companies of the Accor Group	20 171	13 090
- from subsidiaries	9 170	8 283
- from associates	0	0
Cost of purchase of goods and services	**29 341**	**21 373**

32.4. BALANCES ARISING FROM RELATED PARTY TRANSACTIONS

	As at Dec. 31, 2009	As at Dec. 31, 2008
Trade receivables	**9 798**	**9 076**
- from the companies of the Accor Group	644	535
- from subsidiaries	9 126	8 507
- from associates	28	34
Other receivables	**38 500**	**38 661**
- from subsidiaries	38 500	38 661
- from associates	0	0
Receivables from the tax group	**0**	**0**
- from subsidiaries	0	0
Total receivables	**48 298**	**47 737**
Trade payables	**5 530**	**5 698**
- to the companies of the Accor Group	3 801	4 196
- to subsidiaries	1 729	1 502
Other payables	**110 488**	**143 519**
- to subsidiaries	110 488	143 519
Payables to the tax group	**0**	**999**
- to subsidiaries	0	999
Total payables	**116 018**	**150 216**

Loans granted to the subsidiary, Orbis Transport Sp. z o.o., are recognized under the "Other receivables" item.

Other payables include liabilities under a short-term loan taken from Hekon-Hotele Ekonomiczne S.A. Detailed information on this issue is presented in Notes 25 and 27 to these financial statements.

No impairment loss was recognized on the presented receivables in the period under analysis.

(all amounts in PLN thousands, unless otherwise stated)

32.5. LOANS TO RELATED PARTIES

	As at Dec. 31, 2009	As at Dec. 31, 2008
Opening balance	**38 661**	**38 554**
Loan granted	0	10 000
Interest accrued	2 046	2 650
Interest repaid	(2 207)	(2 543)
Loan repaid	0	(10 000)
Closing balance	**38 500**	**38 661**

Debtor	Contractual value, in PLN thous.	Interest accrued as at Dec. 31, 2009	Interest rate	Maturity	Loan description
Orbis Transport Sp. z o.o.	20 000	158	WIBOR 3M + margin	May 4, 2010	financing the purchase of non-current assets and reduction of involvement under bank borrowings
Orbis Transport Sp. z o.o.	8 200	87	WIBOR 3M + margin	Apr. 14, 2010	financing the purchase of non-current assets and reduction of involvement under bank borrowings
Orbis Transport Sp. z o.o.	10 000	55	WIBOR 3M + margin	Aug. 21, 2010	financing of lease operations
Total	**38 200**	**300**			

32.6. LOANS FROM RELATED PARTIES

	As at Dec. 31, 2009	As at Dec. 31, 2008
Opening balance	**143 519**	**143 071**
Interest accrued	6 349	8 872
Interest repaid	(7 380)	(8 424)
Loan repaid	(32 000)	0
Closing balance	**110 488**	**143 519**

Creditor	Contractual value in PLN thous.	Interest accrued as at Dec. 31, 2009	Interest rate	Maturity	Loan description
Hekon-Hotele Ekonomiczne S.A.	109 620	868	WIBOR 3M+margin	Oct. 24, 2010	redemption of bearer bonds
Total	**109 620**	**868**			

(all amounts in PLN thousands, unless otherwise stated)

33. *EVENTS AFTER THE REPORTING PERIOD*

- Pursuant to the agreement dated January 5, 2010 executed with PBP Orbis Sp. z o.o., the Company acquired 520 shares in Orbis Transport Sp. z o.o., with the nominal value of PLN 100 each, and aggregate nominal value of PLN 52 000.00. Consequently, Orbis S.A. increased its percentage holding in the share capital of Orbis Transport up to 99.07%.

- On January 6, 2010 the Company executed a transaction of sale of all shares held in the subsidiary company PBP Orbis Sp. z o.o. The parties to the contract are Orbis S.A. as the seller, and Central European Tour Operator SARL, as the buyer. Pursuant to the contract, on the contract execution date the buyer acquired 47% shares in PBP Orbis Sp. z o.o. The remaining 48.08% shares will be acquired provided that the President of the Office of Competition and Consumer Protection gives approval for making concentration (see: current report no. 1/2010). In February, Central European Tour Operator SARL was given approval to purchase 95.08% of Orbis Travel shares. (www.uokik.gov.pl/aktualności "Four approvals" - press release dated February 23, 2010). On March 26, 2010 Orbis S.A. received a notice from PBP Sp. z o.o. according to which the last of the conditions envisaged in the contract dated January 6, 2010, preceding the closure of the sale transaction of the remaining 48.08% of shares held by Orbis S.A., has been fulfilled. Therefore, considering that the buyer acquired 47% of shares in PBP Orbis Sp. z o.o. on the date of signing the above-mentioned contract, all the shares held by Orbis S.A. in the share capital of PBP Orbis Sp. z o.o. have been transferred to Central European Tour Operator SARL by virtue of the above-mentioned contract dated January 6, 2010 (see: current report no. 6/2010). On March 29, 2010 Orbis S.A. and Central European Tour Operator SARL signed a final agreement to confirm the closing of the above-mentioned contract and the transfer to the Central European Tour Operator SARL, on March 25, 2010, of all the 95.08% of shares in the share capital of PBP Orbis Sp. z o.o. acquired from Orbis S.A. (see: current report no. 7/2010).

- On February 23, 2010 the Company signed an annex to the Agreement for Term Facilities with a syndicate of banks that finance the investment facility of Orbis S.A. Pursuant to the annex, new, more favorable levels of facility covenants were set, the margin was updated and valuation of real property that secures the facility was commissioned. (see: current report no. 5/2010).

- In March 2010 changes of business names of three companies whose share capital is in 100% held by Orbis S.A. were registered in the National Court Register [KRS]:
    - on March 10, 2010 the change of the business name of Orbis Travel Sp. z o.o. to Orbis Development Sp. z o.o. was registered in the National Court Register,
    - on March 11, 2010 the change of the business name of Orbis Travel Incoming Sp. z o.o. to Orbis Incoming Sp. z o.o. was registered in the National Court Register,
    - on March 15, 2010 the change of the business name of z Orbis Travel Corporate Sp. z o.o. to Orbis Corporate Sp. z o.o. was registered in the National Court Register.

- on March 30, 2010 the subsidiary company Orbis Transport sp. z o.o. paid off a loan obtained from Orbis S.A. amounting to PLN 8,200 thousand together with interest accrued until that date.

(all amounts in PLN thousands, unless otherwise stated)

34. EXPLANATORY NOTES TO THE STATEMENT OF CASH FLOWS

Explanations to adjustments of result in cash flows from operating activities

Change in inventories presented in the statement of cash flows is equal to the change in the statement of financial position.

Change in provisions *presented in the statement of cash flows is equal to the change in the statement of financial position.*

	2009	2008
Change in receivables in the statement of financial position	**62 850**	**27 952**
change in borrowings	(161)	(106)
change in receivables arising from sale of real property	5 710	0
change in prepaid assets under construction	(16 529)	(859)
other	(2)	0
Change in the statement of cash flows	**51 868**	**26 987**
Change in liabilities, except borrowings, in the statement of financial position	**(11 871)**	**(4 140)**
change in investment liabilities	3 941	3 340
Change in the statement of cash flows	**(7 930)**	**(800)**
Other adjustments	**27 597**	**(10 076)**
revaluation of non-current assets and intangible assets	997	(10 260)
revaluation of investments in subsidiaries and associates	25 908	0
commission on a credit facility - settlement	174	0
other	518	184
Total	**27 597**	**(10 076)**

35. OTHER INFORMATION

The National Labor Inspectorate carried out 6 inspections in the Company in 2009. All recommendations were implemented or their implementation is pending. No penalties were levied on the Company in connection with the inspections. In 2009, one control was carried in the Company to verify correctness of VAT settlements with the budget during the period from June 2008 to December 2008. No irregularities were detected. In 2008, a control was carried in the Company to verify correctness of calculation of corporate income tax in 2003. Consequently, tax liabilities went up by PLN 338 thousand plus interest. Pursuant to a new decision issued in 2009, the amount of growth in the tax liabilities was set at PLN 132 thousand plus interest. The amount paid in excess of the actual tax liabilities was transferred to the Company's account.

Directors' Report on the Operations of Orbis S.A. for 2009

Orbis

April 19, 2010

TABLE OF CONTENTS

(all amounts in PLN thousands, unless otherwise stated)

1. DESCRIPTION OF THE COMPANY ORBIS S.A.

1.1. ORBIS S.A. BUSINESS

The joint-stock company Orbis Spółka Akcyjna with its seat in Warsaw was established in the course of transformation of the State-Owned Enterprise Orbis on the basis of Act of July 13, 1990, on Privatization of State-Owned Enterprises (Official Journal "Dz.U." of 1990, No. 51 item 298, as further amended). On December 17, 1990, a notary's deed of transformation of the State-Owned Company Orbis into a single-shareholder company of the State Treasury was drafted (Notary's Deed Rep. A No. 1882/90).
On January 9, 1991, the District Court for the Capital City of Warsaw, XVI Economic Division issued a decision on entering Orbis Spółka Akcyjna in the Commercial Register (RHB 25134).
On June 28, 2001, the District Court for the Capital City of Warsaw, XIX Economic Division of the National Court Register entered Orbis Spółka Akcyjna in the Register of Businesses.
Orbis Spółka Akcyjna is registered under the number KRS 0000022622 in the District Court for the Capital City of Warsaw in Warsaw, presently XII Economic Division of the National Court Register (KRS).
The Company pursues its operations on the basis of its Statutes, the consolidated text of which was adopted by the Extraordinary General Meeting of Shareholders of Orbis Spółka Akcyjna on June 19, 2008 (Notary's Deed Rep. A No. 2475/2008).

The scope of the Company's business includes:

- activities of travel agencies, offices and tour operators, as well as other booking assistance activities and related services,
- activities related to organization of fairs, exhibitions and congresses,
- hotels and other lodging units,
- food&beverage services,
- other services related to booking, not elsewhere classified,
- other land passenger transport, not elsewhere classified,
- maintenance and repair of motor vehicles, except for motorcycles,
- other financial services, not elsewhere classified, except for insurance and pension funds,
- advertising agencies activities,
- other publishing activities,
- non-specialized wholesale activities,
- retail sale in non-specialized stores with food, beverages or tobacco predominating,
- other non-school education, not elsewhere classified,
- other monetary intermediation,
- gambling and betting activities,
- other personal insurance and general insurance,
- activities of other transport agencies,
- lease and management of own or leased real estate,
- management of real estate on mandate basis.

As at December 31, 2009, the structure of Orbis S.A. comprised 40 hotels located in 26 towns, cities and resorts in Poland, with an aggregate operating capacity of 8 165 rooms.

Hotels belonging to Orbis S.A. operate under the following Accor brands: Sofitel, Novotel and Mercure, as well as under brands Orbis Hotels and Holiday Inn. Moreover, Orbis S.A. manages two hotels under a management contract, i.e. Mercure Fryderyk Chopin in Warsaw and Sofitel Wrocław, and owns eight hotel buildings operating under the Etap brand and one hotel of the Mercure brand, operated by Orbis's subsidiary, Hekon–Hotele Ekonomiczne S.A.

The Company's hotels offer comprehensive food&beverage services, have professionally equipped conference rooms and Business Centers, feature recreational facilities and spa. This potential ranks the Orbis hotel network first both in Poland as well as in the Central and Eastern Europe.

(all amounts in PLN thousands, unless otherwise stated)

Chart 1: Hotel room structure per brand - Orbis S.A.


Orbis S.A.
32%
4%
24%
6%
34%
MERCURE
NOVOTEL
SOFITEL
ORBIS HOTELS
HOLIDAY INN

1.2. ORBIS S.A. SHARE PRICE

During the period January 1, 2009 – December 31, 2009, the Orbis S.A. share prices fluctuated between PLN 24.00-PLN 55.30. The spread between the highest and the lowest price equaled PLN 31.30, that is 130.4% of the lowest quotation.

A downwards trend in the Orbis share price prevailed at the beginning of the period concerned. Subsequently, the share price was on the rise from the end of January until May. After the share price reached its local highs on April 16 and May 12, it began to decline, with upwards corrections. From June 30 Orbis share price went up, reaching its highest level in 2009 on August 20 (PLN 55.30). After August 25, the Orbis share price followed a downwards trend, with upwards corrections. The local minimum was recorded on November 30, when quotations stood at PLN 41.20. On the last day of the analyzed period the Orbis share price was PLN 44.36. The average daily trading volume in Orbis securities equaled 27 021 shares in the period January 2009 – December 2009.

Chart 2. Orbis S.A. and WIG-20 index quotations during the period January 1, 2009 –December 31, 2009


PLN
points
Orbis S.A.
WIG-20
pln
pkt
56,0
54,0
52,0
50,0
48,0
46,0
44,0
42,0
40,0
38,0
36,0
34,0
32,0
30,0
28,0
26,0
24,0
22,0
2 600
2 500
2 400
2 300
2 200
2 100
2 000
1 900
1 800
1 700
1 600
1 500
1 400
1 300
1 200
1 100

1.3. COMPANIES FORMING THE ORBIS GROUP

As at December 31, 2009, Orbis S.A. directly held shares and interests in the following commercial companies:

Table 1. Companies forming the Orbis Group – direct subsidiaries and associates

Name, legal status and corporate seat of the company	Share capital, in PLN thousand	% share of the parent company in share capital	% share of the parent company in the no. of voting rights at the GM	Business operations
		Direct subsidiaries		
Hekon -Hotele Ekonomiczne S.A. Warszawa	300 000	100	100	Hotel and food&beverage services
Orbis Transport Sp. z o.o. Warszawa	35 167	98,88	98,88	Passenger transport, rent and lease of vehicles
PBP Orbis Sp. z o.o. Warszawa	24 667	95,08	95,08	Travel agent– retail agent & tour operator
WT WILKASY Sp. z o.o. Wilkasy	1 650	100	100	Hotel and food&beverage services, recreation
Orbis Kontrakty Sp. z o.o. Warszawa	100	80	80	Organization of purchasing for hotels managed by shareholders
Orbis Travel Incoming Sp. z o.o.	5	100	100	Tourism
Orbis Travel Corporate Sp. z o.o.	5	100	100	Tourism
Orbis Travel Sp. z o.o.	5	100	100	Tourism
		Direct associates		
Orbis Casino Sp. z o. o. Warszawa	7 800	33,33	33,33	Casinos and game parlors

The value of shares and interests, determined at cost, directly held by Orbis S.A. amounted to PLN 498 802 thousand as at the reporting date. The carrying amount of shares and interests equals PLN 470 226 thousand.

Moreover, Orbis S.A. holds minority shares and interests taken up as a result of debt conversion, or in the companies without any development prospects. The following companies fall into this category: Meritum Bank ICB S.A. (formerly: Bank Współpracy Europejskiej S.A.), Polskie Hotele Sp. z o.o. in liquidation and Tarpan Sp. z o.o. in liquidation. Shares and interests held in: Meritum Bank ICB S.A., Polskie Hotele Sp. z o.o. and Tarpan Sp. z o.o. are fully written down and their carrying amount as at December 31, 2009, equals zero.

Changes in the structure of the Group and their effect, including merger, acquisition and disposal of direct subsidiaries and associates:

- **Orbis Casino Sp. z o.o.** - On March 23, 2009 the share capital of Orbis Casino Sp. z o.o. was increased from PLN 4 800 thousand up to PLN 7 800 thousand by establishing 6 000 new shares with a nominal value of PLN 500 each. The increase was financed with funds from the supplementary capital. The newly established shares are vested in shareholders in proportion to their current holdings and do not require to be taken up. Consequently, the percentage holding of present shareholders, including Orbis S.A., in the company's share capital did not change. The increase of the capital was registered in the National Court Register [KRS] on August 31, 2009.
- **Wioska Turystyczna Wilkasy Sp. z o.o.** – on August 26, 2009 amendments to the Company's Articles of Association were registered in the National Court Register. The changes consisted, among others, in limiting the Company's governing bodies to the Management Board and the Meeting of Shareholders. Thereby, as of August 29, 2009 the governing bodies of the Company do not include the Supervisory Board.
- **Orbis S.A.** – On September 3, 2009 the „Agreement establishing the Orbis Tax Group" was concluded. The Orbis Tax Group will consists of Orbis S.A. and Hekon-Hotele Ekonomiczne S.A. The Agreement will be effective for a term of three tax years, i.e. until December 31, 2012. The Agreement was registered in the competent tax office (decision dated October 28, 2009).
- In September 2009 three new companies with their registered addresses in Warsaw were established: **Orbis Travel Incoming Sp. z o.o., Orbis Travel Sp. z o.o.** and **Orbis Travel Corporate Sp. z o.o.** Orbis S.A. took up 100% of share capital in each of these companies. In October 2009, the companies Orbis Travel Incoming Sp. z o.o. and Orbis Travel Sp. z o.o. were entered in the National Court Register, while the third company, Orbis

(all amounts in PLN thousands, unless otherwise stated)

Travel Corporate Sp. z o.o., was registered in November 2009. The Companies had not started their business operations by December 31, 2009.

- On December 17, 2009 the Supervisory Board of Orbis S.A. granted its consent for the Management Board of **Orbis S.A.** to take actions aimed at disposal of shares in **PBP Orbis Sp. z o.o.** (see point 7 of the report).

1.4 CORPORATE GOVERNANCE

1.4.1 CORPORATE GOVERNANCE DECLARATION

Orbis S.A. complies with the of the rules of the „Code of Best Practices for WSE Listed Companies" available on http://corp-gov.gpw.pl/assets/library/polish/dobrepraktyki2007.pdf and at the seat of the Warsaw Stock Exchange.

In the current report no. 4/2008 the Company informed about non-compliance with certain rules of the „Code of Best Practices for WSE Listed Companies". The report is available at the Company's site www.orbis.pl.

Orbis S.A. refrained from complying with the following rules of corporate governance:

Rule No. II.1. Orbis S.A. will not comply with this rule, partially and permanently. The Company has a corporate website, yet it will not publish the information required under points 4), 6), 7), 10) and 11) of this rule on its website. This decision has been supported by a number of reasons, including the fact that disclosure obligations have been made more rigid as compared to the currently applicable legal regulations (points 4 and 10) and as compared to the present corporate practices of the Company (point 6 and 7), as well as by an unclear wording of these fragments of the Rule No. II.1 (points 7 and 10). Orbis S.A. declares that is shall consider a progressive introduction of appropriate corporate mechanisms, in particular involving putting in place additional organizational and technical means that would facilitate the application of the rules of corporate governance to the extent mentioned above. Furthermore, disclosure obligations imposed upon issuers (particularly points 6, 7 and 10) are new to a great extent, hence stretching in time the prospective implementation of these rules is additionally supported by the rationalization of costs related to their implementation.

Re.: II.1.4. – This fragment of the Rule No. II.1., entailing the obligation to publish materials related to the General Meeting on the website, imposes an earlier deadline (at least 14 days prior to the scheduled date of the General Meeting) for their publication as compared to the 8-day time limit set under the Regulation on Current and Periodical Reports. At present, the Company complies with the requirements imposed upon by the regulations of law and in its assessment, compliance with this fragment of the Rule No. II.1. requires matching changes to the operative schedules of the Company's governing bodies, so that the required extent of information can be published on time on the Company's website. Guided by the Rule No. II.1.4., the Company will make efforts to ensure that this information is made available to the investors as soon as possible. However, until then, the Company will continue to comply with the disclosure duties related to holding the General Meetings in line with the currently applicable legal regulations. The content of the relevant reports of the Company will be published on its corporate website.

Re.: II.1.6. – This fragment of the rule applies by an large to new duties of the Supervisory Board (reporting duties), which have not been required under the former rules of corporate governance, which implies the need to introduce substantive changes in the program of the Supervisory Board's works. Moreover, on the basis of the content of this rule, it is difficult to define precisely the degree of detail in the Supervisory Board's reports as regards the work of the Board's committees and evaluation of the internal control system and risk management system. As regards the requirement to publish a report on the Supervisory Board's operations, the content of this rule is not correlated with the content of the Rule No. III.1. It must be noted that so far the Company did not comply with the Rule No. 28 (the former version of the corporate governance rules), which required submitance by the Board's committees of annual reports on their operations. The Company also informs herein about permanent non-compliance with the Rule No. III.8., since relevant internal regulations concerning the work of the Supervisory Board committees are not fully compliant with Annex I to the Commission Recommendation of 15 February 2005 on the role of non-executive directors (...). The Company also declares partial non-compliance with the Rule No. III.1.

Re.: II.1.7. – The requirement to publish questions put forward by shareholders before and during the General Meeting, as well as responses to these questions on the corporate website requires implementation by the Company of procedures that are extraordinary and require substantial outlays. The content of this rule generally covers all maters on the agenda, which may apply to both organizational and substantive issues. Provision of substantive information lies within the Management Board's scope of powers. According to the applicable legal regulations, the Management Board is not under the duty to respond to shareholders' questions beyond the General Meeting. The Company foresees problems with establishing whether a given person putting forward a question prior to a General Meeting is a shareholder and, in consequence thereof, whether such question and the response thereto should be published on the corporate website. The above doubts give rise to apprehension that compliance with the Rule No. II.1.7. would rigidly formalize the Company's information policy. The Company declares, however, that it shall consider the possibility of putting in place appropriate internal procedures for the purpose of complying with this rule.

Re.: II.1.10. – Information concerning events leading to the acquisition or limitation of rights of a shareholder, which may constitute the basis for investment decisions (Rule No. II.1.10), are published by the Company in the form of reports, under circumstances defined in the regulations governing public trading in financial

instruments. These reports are then published on the Company's corporate website. It must be noted that the informative value of the Company's website should be regarded as its supplementary feature, while investors should make decisions based on reports submitted in accordance with the Act on Public Offering and Terms and Conditions of Introducing Financial Instruments into an Organized Trading System and on Public Companies. The requirement to consider the website as the exclusive carrier of investor information about a group of events outlined very imprecisely under the Rule No. II.1.10., makes compliance with this rule very risky for the issuers. As regards point 10), the issuer is under the duty to qualify individual events as corporate events as well as other events of similar nature, to qualify such events as events that might affect the Company's share price (investment decisions) and to disclose them within an appropriate time limit.
Re.: II.1.11. – As regard the Rule No. II.1.11., at present the Company does not have a mechanism of obtaining and disclosure to the public of information concerning a relationship between a member of the Supervisory Board and a shareholder who holds shares representing not less than 5% of all votes at the General Meeting. The Company does nor permanently comply with the Rule No. III.2. Information concerning members of the Supervisory Board are available to the public only to the extent required under the applicable law.

Rule No. II.3. and Rule No. III.9. According to Polish Commercial Companies and Partnerships' Code, the powers of the Supervisory Board should be expanded by way of amending the Statutes. The powers of the Company's Management Board and the Supervisory Board are laid down in the Company's Statutes, which do not envisage the need to apply for the consent of the Supervisory Board for execution of an agreement or another transaction on account of the fact that the other party to the transaction is a related entity. On the other hand, the Statutes set forth such an obligation if the value of the transaction exceeds a specified amount. Besides the above-mentioned actions, the Management Board may also request the Supervisory Board's opinion or resolution on other matters. In the opinion of the Company, the present wording of the statutes is adjusted to the size of its organizational frame and its business. The Management Board of the Company does not intend to initiate amendments to the statutes as regards maters related above in the foreseeable future. In practice, the application of this rule is also hampered by a quite imprecise definition of the type of contracts, with respect to which such additional powers would be granted to the Supervisory Board. The criterion of considering that a contract is "significant" or "typical" or "executed on market terms" are very indefinite and may even give rise to differences in interpretation between the Management Board and the Supervisory Board. For reasons mentioned above, Orbis S.A. does not permanently comply with the Rule No. II.3. and Rule No. III.9. However, the Management Board of Orbis S.A. would like to emphasize that transactions with shareholders and other persons, whose interests affect the Company's interest, are executed with particular diligence.

Rule No. III.1. The Company does not permanently comply with this rule as regards point 1). The Company foresees compliance with this fragment of Rule No. III.1.1. in the future. At the moment, the Company's Supervisory Board does not see any possibility to expand the scope of its duties to include a permanent control over the functioning of the internal control system and the risk management system. The Supervisory Board will consider such a decision, also taking into account the allocation of tasks amongst the operative committees of the Board, in order to ensure that the control measures permit a regular annual evaluation of how these systems function in the Company.

Rule No. III. 2. and Rule No. III. 4. In the opinion of the Company, these rules impose stricter disclosure obligations upon members of the Company's Supervisory Board as compared to the previously applicable corporate governance rules relating to corresponding matters. The present wording of these rules does not eliminate doubts as to the degree of definiteness in defining the relationship between a member of the Supervisory Board and a shareholder, nor clarifies the notion of the conflict of interest, which were the basic reasons for non-compliance with the former version of these rules by the Company. Due to the Company's ownership structure, the absence of a precise definition of these issues in the code of best practices has a major bearing, if as a result of compliance with these rules some members of the Supervisory Board would not be able to participate in its works.

Rule No. III. 8. This rule applies to the tasks and functioning of Supervisory Board's committees. The Company did not declare compliance with the corporate governance rules in their former wording, relating to independent members of the Supervisory Board and internal committees with participation of independent Board's members. These rules have changed; hence the Company at present complies with the Rule No. III.6. and Rule No. III.7. However, the internal regulations governing the works of the Supervisory Board committees are not fully compliant with the Annex I to the Commission Recommendation of 15 February 2005 on the role of non-executive directors (...).

According to the Company's appraisal, compliance with the Commission Recommendation as regards the tasks and functioning of the Supervisory Board committees should be tantamount to application of the basic guidelines of this document. The degree of transposition of the Recommendation's guidelines should, however, be adjusted to the size of the Company's organizational structure and to the powers of the Supervisory Board, arising under the national law.

(all amounts in PLN thousands, unless otherwise stated)

1.4.2 THE COMPANY'S SHAREHOLDERS

The list of Orbis S.A. shareholders determined as at December 31, 2009, on the basis of the notification specified in Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies was as follows:

Table 2. The Company's Shareholders at December 31, 2009

Shareholder	Number of shares / number of voting rights at the GM	Share in the share capital / number of voting rights at the GM
Accor S.A. (including a subsidiary of Accor S.A. – Accor Polska Sp. z o.o. – 4.99%)	23 043 108	50,01%
BZ WBK AIB Asset Management S.A. – customers under management contracts, investment funds of BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.	11 599 630	25,17%
Aviva Otwarty Fundusz Emerytalny Aviva BZ WBK (b.Commercial Union OFE BPH CU WBK)	4 670 444	10,14%

1.4.3 THE COMPANY'S GOVERNING BODIES, THE MANAGEMENT BOARD AND THE SUPERVISORY BOARD

During the period from January 1, 2009 till December 31, 2009, the Company's Management Board and the Supervisory Board were composed of the following persons:

Table 3. Members of the Company's Management Board and Supervisory Board

Governing body	Function	Name
Management Board	President	Jean-Philippe Savoye
	Vice-President	Ireneusz Andrzej Węgłowski
	Member	Yannick Yvon Rouvrais
	Member	Marcin Szewczykowski
Supervisory Board	Chairman	Claude Moscheni
		Jacek Kseń
		Erez Boniel
		Christian Karaoglanian
		Elżbieta Czakiert
		Artur Gabor
		Jarosław Szymański
		Andrzej Procajło
		Michael Flaxman (till June 8, 2009)
		Christophe Guillemot (till June 12, 2009)
		Yann Caillère (from June 15, 2009)
		Marc Vieilledent (from June 15, 2009)

To the Company's knowledge, as at the date of publication of the report, members of the Management Board hold the following shares in Orbis S.A.:

- Jean-Philippe Savoye - President of the Management Board holds 3 000 Orbis S.A. shares
- Ireneusz Andrzej Węgłowski - Vice-President of the Management Board holds 3 000 Orbis S.A. shares
- Yannick Yvon Rouvrais - Member of the Management Board does not hold any Orbis S.A. shares
- Marcin Szewczykowski - Member President of the Management Board does not hold any Orbis S.A. shares

To the Company's knowledge, as at the date of publication of the report, members of the Supervisory Board of the 7th tenure hold the following shares in Orbis S.A.:

- Claude Moscheni does not hold any Orbis S.A. shares
- Jacek Kseń does not hold any Orbis S.A. shares
- Erez Boniel does not hold any Orbis S.A. shares
- Christian Karaoglanian does not hold any Orbis S.A. shares
- Artur Gabor does not hold any Orbis S.A. shares
- Elżbieta Czakiert holds 511 Orbis S.A. shares
- Jarosław Szymański does not hold any Orbis S.A. shares
- Andrzej Procajło does not hold any Orbis S.A. shares
- Yann Caillère - does not hold any Orbis S.A. shares
- Marc Vieilledent - does not hold any Orbis S.A. shares

1.4.4 RULES OF PROCEDURE OF THE COMPANY'S GOVERNING BODIES

The Company operates pursuant to its Statutes, the latest consolidated text of which was determined by the Annual General Meeting of Shareholders of Orbis Spółka Akcyjna on June 19, 2008 (Notary's Deed Rep. A no. 2475/2008).

The joint tenure of Management Board members is three years. The Supervisory Board appoints and recalls the President of the Management Board and, having sought the opinion of the President, the remaining members of the Management Board. The President, any member of the Management Board as well as the entire Management Board may be recalled by the Supervisory Board prior to the expiry of the tenure. Matters that do not exceed the scope of ordinary management of the Company may be dealt with by any member of the Management Board without a prior resolution of the Management Board. The ordinary management of the Company involves managing the overall affairs of the Company as well as such legal and factual actions undertaken by the Management Board that should be carried out under regular circumstances in order to properly discharge the Company's duties. Matters exceeding the scope of ordinary management of the Company and matters objected to by any member of the Management Board require passing a resolution at a Management Board meeting. Pursuant to the Statutes, the Management Board has adopted its By-Laws that detail rules of procedure of the Management Board. The By-Laws have been approved by the Supervisory Board.
All actions affecting the Company's share capital (including share issue) as well as other actions of strategic nature, listed in the Company's Statutes (e.g. proposed payment of dividend) to be taken by the Management Board, require a prior consent of the Supervisory Board.

The joint tenure of Supervisory Board members is three years. With the exception of the three members elected by the Company's employees, members of the Supervisory Board are elected by the General Meeting of Shareholders. The Company's employees may recall a Supervisory Board member elected by them prior to the lapse of his tenure. A motion to recall a Supervisory Board member needs to be signed by one-fifth of all eligible employees. In accordance with the provisions of the Statutes, the Supervisory Board has adopted its By-Laws defining the Board's organization and detailed procedures of its operations.

The Annual General Meeting of Shareholders is convened by the Management Board of the Company within six months following the end of each financial year. Pursuant to the Statutes, the Extraordinary General Meeting of Shareholders is convened by the Management Board of the Company upon its own initiative or upon a written request of the Supervisory Board, members of the Supervisory Board elected by the employees. If, despite the request referred to in the preceding sentence, the Management Board of the company fails to convene the General Meeting within two weeks from the filing of the request, members of the Supervisory Board have the right to convene the Extraordinary General Meeting. A General Meeting of Shareholders is valid if the number of shares represented thereat is equivalent to at least 25% of the Company's share capital. Resolutions of the General Meeting of Shareholders are adopted by a simple majority of votes cast in favor of a resolution, unless these Statutes provide otherwise and unless absolutely binding provisions of the Polish Companies and Partnerships' Code require other majority. A resolution is deemed adopted if the number of votes cast in favor of a resolution is greater than the number of votes cast against it. The abstaining votes are not taken into account. Each share carries one vote at the General Meeting of Shareholders.
The powers of the General Meeting of Shareholders include, among others, amending the Company's Statutes, alteration of the Company's core business, examination and approval of the Management Board's report on the Company's activities and financial statements for the past financial year, adopting a resolution concerning distribution of profits or coverage of losses, merger, division or transformation of the Company as well as winding-up and liquidation of the Company. Acquisition or transfer of real property, title to perpetual usufruct or share in a real property does not

(all amounts in PLN thousands, unless otherwise stated)

require a resolution of the General Meeting of Shareholders, except for transfer of such assets where the net transaction value exceeds PLN 200,000,000. Pursuant to the provisions of the Statutes, the General Meeting of Shareholders has adopted its By-Laws defining in detail its rules of procedure for the meetings.

1.4.5 INTERNAL CONTROL

The internal control system in place in Orbis S.A. is based on functional control exercised by its management in respective hotels of the Company and organizational units of the Head Office. This control relies on operational procedures as well as control and supervision procedures, implemented in organizational units.

Risk management in respect of preparation of financial statements incorporates internal control exercised by the Internal Audit Team of the Company. The internal control system covers major processes in the Company, including those areas that affect, directly or indirectly, correctness of financial statements. Internal audits are carried out upon request, and to the extent determined by, the Management Board and in consultation with the Audit Committee appointed from amongst the Supervisory Board members.

2. SIGNIFICANT FACTORS FOR THE DEVELOPMENT OF THE COMPANY, INCLUDING DESCRIPTION OF MAJOR RISKS AND THREATS; PROSPECTS FOR CHANGES OF FACTORS

2.1. EXTERNAL FACTORS

2.1.1 MACROECONOMIC FACTORS

Economic growth. The level and rate of growth of the GDP is the basic factor determining demand in the hotel sector. According to preliminary estimates of the Central Statistical Office [GUS], the growth in gross domestic product in 2009 stood at approx. 1.7%, against 5.0% growth in 2008 (GUS "Gross Domestic Product in 2009. Preliminary Estimates." dated January 28, 2010).

Currency rates. The EUR/PLN exchange rate exerts a substantial impact on the demand for tourist & hotel services and the Rent a Car segment. According to data of the National Bank of Poland, in 2009 the average EUR/PLN rate stood at PLN 4.3273 and was higher than the average EUR/PLN rate in 2008 by 23.05%. A weaker Polish zloty renders Polish hotels more attractive for foreigners as well as pushes up sales in the Rent a Car business, all while curbing demand in the outgoing traffic segment.

Tourist traffic – The Institute of Tourism has published estimate figures on tourist traffic covering four quarters of 2009. During 12 months of 2009, 53.8 million foreigners came to visit Poland (by 10.0% less than in the corresponding period of 2008). The number of tourist arrivals during the same period is estimated at approx. 11.9 million (by 8% less than during four quarters of 2008). During 12 months of 2009, the structure of purposes of stays in Poland did not change, and is invariably dominated by business and leisure trips.

2.1.2 LEGAL ENVIRONMENT

The following legislative acts of significance for business operations of Orbis S.A. in 2009 have been promulgated or entered into force since January 2009:

- On February 1, 2009, the Regulation of the Minister of Labor and Social Policy of January 29, 2009 concerning the issue of work permits to foreigners (Official Journal „Dz. U." No. 16, item 84) came to force. The Regulation specifies, among others, types of work permits, procedures concerning work permits, list of documents in proceedings for the issue or extension of work permits.
- On August 3, 2009 the Act of December 5, 2008 amending the Act "Companies and Partnerships' Code" and amending the Act on Trading in Financial Instruments came into force (Official Journal "Dz. U." no. 13, item 69). The amending act served as a basis for introducing numerous changes in provisions concerning joint-stock companies, among others, relating to convention of general meetings of public companies, announcement of general meetings of public companies. An opportunity was introduced for shareholders of a public company to cast their votes by mail, if such a mode of voting is provided for in the general meeting by-laws, and shareholders have been allowed to vote differently under each share held.
- The Official Journal „Dz.U." no. 169 item 1327 published the Regulation of the Minister of Finance of September 25, 2009concerning detailed rules for preparation of consolidated financial statements of groups by entities other than banks, insurance and reassurance companies. The Regulation, that entered into force on January 1, 2010, lays down detailed rules for preparation of consolidated financial statements of groups by entities other than banks, insurance and reassurance companies, including the scope of information to be disclosed in such financial statements and in reports on operations.

(all amounts in PLN thousands, unless otherwise stated)

2.2. INTERNAL FACTORS

2.2.1 INVESTMENT PROGRAM

In 2009 Orbis S.A. expended PLN 68 401 thousand on property, plant and equipment
Investing activities of the Orbis S.A. in 2009 focused on completion of works related to the construction of the Etap hotel in Toruń and its opening. Also, comprehensive modernization works were carried out in the Mercure Hevelius hotel in Gdańsk and the Skalny hotel in Karpacz. Following completion of renovation works, the latter hotel was incorporated into the Mercure brand on September 1, 2009. During the last quarter of 2009 modernization of the 9th floor of the Mercure Grand hotel in Warsaw started. The works were undertaken to create modern banquet and conference spaces.
Works in the remaining establishments were of a smaller-scale and comprised works necessary to maintain the standard. As regards IT, the project related to the automatic reservation system of the ACCOR network (TARS) was continued. In the period under analysis measures were also taken to enhance the fire safety level in selected hotels, i.e. the fire alarm signaling system was modernized and the sound warning system installed.

2.2.2 EMPLOYMENT AND PAYROLL & RELATED EXPENSES

In 2009 the average employment level declined by 4.9.%, which is a result of reduction of employment in hotels, regional offices and the Head Office as well as of closing of the Grand hotel in Łódź and the Motel in Wrocław. The rate of decrease in employment in support services groups is faster than in the room and food&beverage departments.

The ratio of employment per one room available in hotel branches declined from 0.34 to 0.33.

Table 4. Average employment in Orbis S.A. (full-time jobs) in 2009

	2009	2008	% change
I. Hotel services /1. to 5./	**2 200,5**	**2 287,4**	**-3,8%**
1. Room department	915,4	912,8	0,3%
2. Food&beverage department	1 245,7	1 332,9	-6,5%
3. Miscellaneous services	30,6	32,0	-4,4%
4. Support services	6,8	7,7	-11,7%
5. Commercial activities	2,0	2,0	0,0%
II. General administration and management	472,2	518,2	-8,9%
III. Property operation and maintenance	168,4	182,6	-7,8%
IV. Marketing	198,2	207,0	-4,3%
TOTAL:	**3 039,3**	**3 195,2**	**-4,9%**

Costs of employee benefits decreased from PLN 190.4 million to PLN 157.0 million, i.e. by 17.5%.

(all amounts in PLN thousands, unless otherwise stated)

2.2.3 COMPANY'S POLICY IN THE FIELD OF INVESTOR RELATIONS

The Company's shareholders embrace Polish and foreign corporate and individual investors. Therefore, the Company pursues an open information policy and informs its shareholders and the market about implementation of the Company development strategy and current financial performance and projections. The Management Board of the Company offers comments and responds to investor inquiries during teleconferences organized after publication of quarterly results. Individual meetings with analysts and economic journalists are held at the Head Office.

All financial data and information published by Orbis are available at the corporate website: www.orbis.pl/ir. The website has a tool that allows subscription of current and periodic reports published by the Company and distributed via the ESPI system.

Orbis is a supporting member of the Association of Stock Exchange Issuers, an association representing companies listed at the Warsaw Stock Exchange. Furthermore, Orbis S.A. cooperates with the Association of Individual Investors (AII). The Company protects its corporate image among individual investors and the public as well as participates in open events that promote knowledge of rules of operation of financial markets (e.g. Wallstreet conference).

2.3 PROSPECTS FOR THE COMPANY'S DEVELOPMENT

2.3.1 MACROECONOMIC ENVIRONMENT

At the beginning of the current year economists came up with numerous projections concerning development of our economy in 2010. The majority of them are optimistic about economic development in the first half of 2010. Uncertain performance during the second half of the year will depend on the situation abroad. If governments and central banks of major economies depart from the so-called stimulating packages, we have to take into account that the economic growth in the West may be lower and, consequently, Polish economy may slow down. However, some economists are of the opinion that Polish economy will develop dynamically in 2010 owing to stable consumption, supported by loans and increased optimism resulting, among others, from faster growth in salaries. Similarly optimistic are projections of economic growth in 2010, with figures ranging from 2.4% according to economists surveyed by the *Rzeczpospolita* daily, up to 3-4% according to outgoing members of the Monetary Policy Council. (*Rzeczpospolita* daily, „The year 2010, i.e. slow recovery" of January 4, 2010). Favorable economic tendencies are reflected in the services business with a certain delay, hence performance of the hotel industry is expected to pick up in the second half of 2010.

2.3.2 TOURIST TRAFFIC

The global economic crisis, further deepened by uncertainty surrounding the A/H1N1 flu pandemic, turned the year 2009 into one of the most tough periods for the tourist sector. The Polish tourist market contracted drastically in 2009 as compared to 2008. According to preliminary figures of the Institute of Tourism, the number of foreigners who came to Poland in 2009 stood at 54 million (by 10% less than in 2008), including nearly 11.8 million tourists (decline by 8% against 2008). In the Polish hotel & tourist sector, the year 2010 is anybody's guess for existing hotels, particularly 4-star and 5-star establishments for which business guests represent the most important group of clients. Many of them have refrained from traveling in view of uncertain economic conditions. Quite frequent are opinions that in the first half of 2010 the decline in the number of corporate meetings and conferences organized in hotels will further deepen. Gradual appreciation of the Polish zloty may represent an additional problem for hotels oriented towards business clients. However, improving conditions of the Polish economy will, over a longer span of time, commence to support the hotel & tourist industry. On the other hand, the fact that the dramatic fall in the number of tourists has been restrained proves advantageous for the industry (*Rzeczpospolita* daily „Hotels won't have more guests before the second half of the year" of January 19, 2010).

2.3.3 PLANS FOR SUBSEQUENT PERIODS

Slowdown in the GDP growth in Poland and deteriorated economic conditions in entire Europe influence revenues in the hotel sector. Present macroeconomic environment and incessantly low demand for hotel services induce the Management Board of the Company to adopt a cautious approach when assessing incoming months. We should not expect the hotel market to recover before the third quarter of 2010.
Therefore, in the coming period the Company will continue the savings program and proceed with a limited investment program, focusing on the most crucial needs of the hotels. Completion of works in the Mercure Grand hotel in Warsaw and in the low section of the Novotel Centrum in Poznań is major item among planned modernizations. A substantial amount will be appropriated for finalization of works initiated in 2009 that aim at improving the fire safety level. Other expenditure will be earmarked for smaller-scale modernizations and purchases of property, plant and equipment that are necessary to enhance guests' comfort and maintain hotels in proper technical condition. As regards new investments, plans provide for preparation of a design and commencement of construction of the Novotel in Łódź at the turn of 2010/2011. Also, activities related to preparation of design documents and obtaining permits for a number of investment projects falling within the scope of the strategy of construction of Etap and Ibis hotels will continue.

Furthermore, the Company will intensify its marketing efforts. The plan of marketing actions embraces projects aimed at enhancing demand for hotel, conference and food&beverage services and shaping the image of the Company as the largest hotel network in Poland.

3. INCOME STATEMENT

Table 5. Income statement of Orbis S.A.

	12 months ended Dec. 31, 2009	12 months ended Dec. 31, 2008	% change 2009/2008
Net sales of products, merchandise and materials	552 841	631 238	-12,42%
*% share in total revenues**	89,79%	92,41%	
Cost of sales	(435 870)	(471 568)	-7,57%
Distribution & marketing expenses	(32 401)	(38 598)	-16,06%
Overheads & administrative expenses	(69 761)	(99 070)	-29,58%
of which:			
-depreciation & amortization	(121 053)	(130 832)	-7,47%
-staff costs	(156 998)	(190 374)	-17,53%
-outsourced services	(115 246)	(135 176)	-14,74%
*% share in total costs***	93,41%	93,26%	
Other operating income	62 877	51 813	21,35%
Other operating expenses	(11 998)	(15 828)	-24,20%
Revaluation of non-current assets	(26 905)	10 260	-
Operating profit - EBIT	**38 783**	**68 247**	**-43,17%**
Finance expenses	(25 937)	(28 194)	-8,01%
Profit before tax	**12 846**	**40 053**	**-67,93%**
Income tax	561	(9)	-
Net profit	**13 407**	**40 044**	**-66,52%**
EBIT margin (EBIT/Revenues)	7,02%	10,81%	-3,79pp
EBITDA	**159 836**	**199 079**	**-19,71%**
EBITDA margin (EBITDA/Revenues)	28,91%	31,54%	-2,63pp

* *Total revenues are understood as the sum of "Sales", "Other operating income" and "Finance income".*
** *Total costs are understood as the sum of "Cost of sales", "Distribution & marketing expenses", "Overheads & administrative expenses", "Other operating expenses" and "Finance expenses".*

The year 2009 was marked by the economic crisis. Despite a gradual improvement of consumer moods, hotel services have failed to report a growth in sales. The Company's net result for 2009 turned out lower than a year ago. The crisis brought about a substantial decline in the number of tourists who come to visit Poland as well as a fall in the number of domestic business trips. In an effort to support decreasing occupancy rate, Orbis S.A. offered numerous promotions and discounts in its price offer which, however, reduced the average room rate and other operating ratios. Also, during the period the Company sold real properties, including two hotels (Beskid and Olsztyn) and generated gains on the sale of PLN 12 million. Also, financial performance of the Company was favorably impacted by released actuarial provisions as their former amounts were no longer justified owing to changes in the collective labor agreement. The result was adversely influenced by the amount of revaluation of non-current assets (predominantly impairment loss on shares in PBP Orbis Sp. z o.o.).

Table 6. Orbis S.A. results, net of effects of one-off events

PLN thousand	12 months ended Dec. 31, 2009	12 months ended Dec. 31, 2008	% change 2009/2008
Net result	**13 407**	**40 044**	**-66,52%**
1. sale of real property	**(12 048)**		
2. revaluation of non-financial non-current assets	**26 905**	**(10 260)**	
3. amicable agreement in a dispute concerning real property		**7 000**	
4. tax on the above events	**2 098**	**-1 330**	
Net "pro forma" result	**30 362**	**35 454**	**-14,36%**

In annual terms, the net "pro forma" result excluding one-off events is close to the result generated last year.

(all amounts in PLN thousands, unless otherwise stated)

4. STATEMENT OF FINANCIAL POSITION

Table 7. Statement of financial position of Orbis S.A.

	As at Dec.31, 2009	As at Dec.31, 2008	% change during 12 months ended Dec. 31, 2009
Non-current assets	2 157 709	2 230 137	-3,25%
% share in total assets	*95,51%*	*92,41%*	
Current assets	101 320	183 079	-44,66%
% share in total assets	*4,49%*	*7,59%*	
Non-current assets held for sale	0	0	
% share in total assets	*0,00%*	*0,00%*	
TOTAL ASSETS	**2 259 029**	**2 413 216**	**-6,39%**
Equity	1 721 520	1 708 113	0,78%
% share in total equity and liabilities	*76,21%*	*70,78%*	
Non-current liabilities	63 352	367 374	-82,76%
- of which: borrowings	0	282 317	-100,00%
% share in total equity and liabilities	*2,80%*	*15,22%*	
Current liabilities	474 157	337 729	40,40%
- of which: borrowings	393 243	242 307	62,29%
% share in total equity and liabilities	*20,99%*	*13,99%*	
TOTAL EQUITY AND LIABILITIES	**2 259 029**	**2 413 216**	**-6,39%**
Borrowings/total equity ratio	22,84%	30,71%	-7,87pp
Debt ratio (total liabilities/total assets ratio)	23,79%	29,22%	-5,43pp

4.1 NON-CURRENT ASSETS

Owing to the nature of pursued business, the basic item of the Company's "Non-current assets" is "Property, plant and equipment". Property, plant and equipment include predominantly hotel buildings as well as land and rights to perpetual usufruct of land. This item declined during four quarters of the current year. Besides planned depreciation, this fall was brought about predominantly by the opening of a new Etap hotel in Toruń, which resulted in reclassification of completed investments from "Assets under construction" to the "Investment property" item. Investment property went down slightly in the last quarter following its valuation to test impairment.
Also, a considerable decline was reported in "Investments in subsidiaries and associates". As compared to December 31, 2008 this item went down by the value of the posted impairment loss related to shares in the subsidiary PBP Orbis Sp. z o.o. As at the end of 2009 these shares are posted under "Non-current assets held for sale" with zero carrying amount.

4.2 CURRENT ASSETS

The end of 2009 compared with the end of the preceding year, the most substantial change occurred in "Other current receivables" owing to the VAT tax refunded by tax authorities (this amount was posted as receivables in 2008) and to a decline in prepaid property, plant and equipment (reduced scale of the Company's investments).

(all amounts in PLN thousands, unless otherwise stated)

4.3 NON-CURRENT LIABILITIES

As at the end of 2009, the Company does not report borrowings under "Non-current liabilities" as borrowings were reclassified to "Current liabilities". The entire amount of the facility is presented in Orbis S.A. under "Current liabilities" temporarily and only as at the end of 2009. By virtue of requirements of accounting standards (IAS 1), Orbis S.A. was obligated to reclassify these borrowings from non-current to current liabilities as at December 31, 2009 in connection with high likelihood of breaching the terms of the Facility Agreement. As at the end of publication of the report the Company has executed an agreement with the syndicate of banks that finance the investment facility. Pursuant to the agreement, the amount of PLN 188 million will be presented under "Non-current liabilities" in the financial statements for the first quarter of 2010. A decline was also reported in the "Provision for pension and similar benefits", as a result of changes in the Collective Labor Agreement.

4.4 CURRENT LIABILITIES

The "Current liabilities" item is dominated by "Borrowings". As at the end of 2009, the value of this item is an outcome of a change in the classification of the investment facility (see: point 4.3 of the report) and payment of the subsequent facility installment and, on a cumulative basis, repayment of loans.

4.5 BORROWINGS

The table below presents borrowings as at December 31, 2009:

Table 8. Borrowings

Creditor	Amount of borrowings payable as at the end of the reporting period, Dec. 31, 2009.		Short-term borrowings	Long-term borrowings	
	PLN		currency	payable in 1 - 3 years	payable in over 3 years
Agreement for Term Facilities with Bank Handlowy w Warszawie S.A. and Société Générale S.A. Branch in Poland (Lead Organizers), Bank Zachodni WBK S.A. and Calyon (Organizers)	282 755	0	282 755	0	0
Loans - Hekon-Hotele Ekonomiczne S.A.	110 488	0	110 488	0	0
TOTAL :	**393 243**	**0**	**393 243**	**0**	**0**

In 2009 Orbis S.A. paid off PLN 94 191 thousand of the term facility and PLN 32 000 of the loan from the subsidiary company Hekon – Hotele Ekonomiczne S.A.

During the financial year, the Company did not grant any loans. As at December 31, 2009, in "Short-term receivables" the Company presents PLN-denominated loans granted to its subsidiary Orbis Transport Sp. z o.o. with the total amount of PLN 38 500 including interest at the rate of Wibor 3M+margin, with maturity dates from April to August 2010.

(all amounts in PLN thousands, unless otherwise stated)

5. STATEMENT OF CASH FLOWS

Table 9. Statement of cash flows of Orbis S.A.

	12 months ended Dec. 31, 2009	12 months ended Dec. 31, 2008	% change 2009/2008
Cash flows from operating activities	154 171	88 501	74,20%
Cash flows from investing activities	(10 953)	(190 886)	94,26%
Cash flows from financing activities	(157 338)	107 715	-
Total net cash flows	(14 120)	5 330	-
Cash and cash equivalents at the end of period	20 887	35 007	-40,33%

In 2009 the Company reported negative cash flows. Expenses were dominated by financing activities due to timely payment of next installment of the investment facility. Major share of proceeds was reported in operating activities.

Operating activities
The Company reported positive cash flows from operating activities. The cash flows were higher than a year ago, despite a less significant impact of the generated net result. The most important positive adjustment was "Depreciation/amortization", while the most substantial negative adjustment was "Interest and dividends". Another sizeable negative adjustment is "Change in provisions" resulting from the release of an actuarial provision following amendments to the collective labor agreement, followed by an adjustment arising from gains on the sale of real properties (mainly two hotels: in Olsztyn and in Nowy Sącz) that is recognized under the "Profit/loss from investing activities". The "Other adjustments" item comprises an impairment loss related to PBP Orbis Sp. z o.o.

Investing activities
The Company reported slightly negative cash flows from investing activities, brought about by the introduced plan to curb investment expenditure in 2009. Also, in 2009 the Company reported higher proceeds from the sale of property, plant and equipment, related to the sale of hotel properties.

Financing activities
In the reporting period the Company generated negative cash flows from financing activities. The Company paid a subsequent installment of the investment facility and two loans granted by Hekon – Hotele Ekonomiczne S.A. At the same time, the Company incurred costs related to interest on borrowings. The Company did not incur any borrowings, hence no receipts were reported in financing activities.

(all amounts in PLN thousands, unless otherwise stated)

6. RATIO ANALYSIS OF THE FINANCIAL STATEMENTS

An analysis covering profitability, turnover and financing ratios has been made on the basis of the financial statements (income statement and statement of financial position).

6.1 PROFITABILITY RATIOS

Return on equity (ROE)

	2009	2008
Net profit (loss)	13 407	40 044
Equity - opening balance	1 708 113	1 686 500
Equity - closing balance	1 721 520	1 708 113
Return on equity	**0,8%**	**2,4%**

This ratio depicts the rate of return generated by capital invested in a business. In 2009, this ratio decreased due to lower profits than a year ago.

Return on assets (ROA)

	2009	2008
Net profit (loss)	13 407	40 044
Total assets - opening balance	2 413 216	2 260 089
Total assets - closing balance	2 259 029	2 413 216
Return on assets	**0,6%**	**1,7%**

This ratio reveals a rate of return generated by the company's assets. The decrease in the ROA ratio in 2009 was caused, first and foremost, by lower amount of net profit.

Net return on sales (ROS)

	2009	2008
Net profit (loss)	13 407	40 044
Sales of products, merchandise and materials	552 841	631 238
Net return on sales	**2,4%**	**6,3%**

This ratio reveals the value of net profit generated by a single sales unit. The decline in the ROS ratio was attributable predominantly to the amounts of impairment losses on non-current assets.

6.2 EFFICIENCY RATIOS

Debtor collection period

	2009	2008
Trade receivables – opening balance	28 242	26 847
Trade receivables – closing balance	23 293	28 242
Sales of products, merchandise and materials	552 841	631 238
Number of days	360	360
Debtor collection period	**16,8**	**15,7**

This ratio shows the average number of days preceding payment by trade debtors. In 2009 this ratio grew slightly. The turnover is still short (approx. 2 weeks), which means that the cash is not frozen with trade debtors.

(all amounts in PLN thousands, unless otherwise stated)

Creditor collection period

	2009	2008
Trade payables – opening balance	53 718	54 916
Trade payables – closing balance	43 836	53 718
Cost of sales	435 870	471 568
Number of days	360	360
Creditor collection period	**40,3**	**41,5**

This ratio shows the average number of days preceding payment to trade creditors. In 2009 this ratio decreased slightly as compared to 2008.

Inventory turnover

	2009	2008
Inventory – opening balance	3 918	4 907
Inventory - closing balance	3 537	3 918
Cost of sales	435 870	471 568
Number of days	360	360
Inventory turnover	**3,1**	**3,4**

This ratio shows the average number of days in the inventory turnover cycle. In 2009 the Company shortened the cycle of inventory turnover, which evidences higher efficiency of their use.

6.3 FINANCING RATIOS

Debt-to-equity

	2009	2008
Total debt	537 509	705 103
Total equity	2 259 029	2 413 216
Debt to equity	**23,8%**	**29,2%**

The debt-to-equity ratio reveals the contribution of external capital in financing assets. In 2009 this ratio went down due to a decline in debt as a result of payment of successive installment of the investment facility and loans.

Interest cover

	2009	2008
EBITDA	159 836	199 079
Cost of interest	31 147	24 398
Interest cover	**5,1**	**8,2**

This ratio defines the burden of interest payments upon the company. This ratio declined in 2009 but remains at a very safe level, since EBITDA is sufficient to cover 5 times the cost of interest.

(all amounts in PLN thousands, unless otherwise stated)

Non-current asset cover ratio

	2009	2008
Equity	1 721 520	1 708 113
Non-current assets	2 157 709	2 230 137
Non-current asset cover ratio	**79,8%**	**76,6%**

This ratio reveals the percentage of non-current assets which is financed by equity. In 2009 this ratio went up due to the reduced number of investments that diminished the global value of non-current assets (depreciation), and also due to the entire profit for 2008 retained in the Company.

Current ratio

	2009	2008
Current assets	101 320	183 079
Current liabilities	474 157	337 729
Current ratio	**0,21**	**0,54**

Current ratio reveals the cover of current assets by current liabilities.
The current ratio remains low but in the opinion of the Management Board financial liquidity is secure, considering the structure of current liabilities. A substantial amount of current liabilities relates to settlements with related parties that are fully controlled by the Company: a loan from a related party of PLN 110.5 million, trade payables from the Group companies amount to over PLN 5.5 million. Furthermore, the amount of over PLN 8.9 million represents received prepayments for hotel services that will in future increase the Company's revenue and profit, which results from the seasonal nature of this type of business. The amount of credit lines unused by the Company stands at PLN 45 million. Also, PLN 188 million posted under borrowings is a future non-current liability that Orbis S.A. was obligated to reclassify temporarily to current liabilities pursuant to the requirements of accounting standards (IAS 1). By virtue of an agreement executed in 2010 with the syndicate of banks that finance the long-term facility, the above amount will be presented in non-current liabilities already in the financial statements for the first quarter of 2010.
After elimination of the above amounts, the current ratio nears 1.0 and reaches a value that guarantees security.

7. SIGNIFICANT EVENTS AFTER THE END OF THE REPORTING PERIOD

- Pursuant to the agreement dated January 5, 2010 executed with PBP Orbis Sp. z o.o., the Company acquired 520 shares in Orbis Transport Sp. z o.o., with the nominal value of PLN 100 each, and aggregate nominal value of PLN 52 000.00. Consequently, Orbis S.A. increased its percentage holding in the share capital of Orbis Transport up to 99.07%.

- On January 6, 2010 the Company executed a transaction of sale of all shares held in the subsidiary company PBP Orbis Sp. z o.o. The parties to the contract are Orbis S.A. as the seller, and Central European Tour Operator SARL, as the buyer. Pursuant to the contract, on the contract execution date the buyer acquired 47% shares in PBP Orbis Sp. z o.o. The remaining 48.08% shares will be acquired provided that the President of the Office of Competition and Consumer Protection gives approval for making concentration (see: current report no. 1/2010). In February 2010, Central European Tour Operator SARL was given approval to purchase 95.08% of Orbis Travel shares. (www.uokik.gov.pl/aktualności "Four approvals" - press release dated February 23, 2010). On March 26, 2010 Orbis S.A. received a notice from PBP Sp. z o.o. according to which the last of the conditions envisaged in the contract dated January 6, 2010, preceding the closure of the sale transaction of the remaining 48.08% of shares held by Orbis S.A., has been fulfilled. Therefore, considering that the buyer acquired 47% of shares in PBP Orbis Sp. z o.o. on the date of signing the above-mentioned contract, all the shares held by Orbis S.A. in the share capital of PBP Orbis Sp. z o.o. have been transferred to Central European Tour Operator SARL by virtue of the above-mentioned contract dated January 6, 2010 (see: current report no. 6/2010). On March 29, 2010 Orbis S.A. and Central European Tour Operator SARL signed a final agreement to confirm the closing of the above-mentioned contract and the transfer to the Central European Tour Operator SARL, on March 25, 2010, of all the 95.08% of shares in the share capital of PBP Orbis Sp. z o.o. acquired from Orbis S.A. (see: current report no. 7/2010).

(all amounts in PLN thousands, unless otherwise stated)

- On February 23, 2010 the Company signed an annex to the Agreement for Term Facilities with a syndicate of banks that finance the investment facility of Orbis S.A. Pursuant to the annex, new, more favorable levels of facility covenants were set, the margin was updated and valuation of real property that secures the facility was commissioned. (see: current report no. 5/2010).

- In March 2010 changes of business names of three companies whose share capital is in 100% held by Orbis S.A. were registered in the National Court Register [KRS]:

  - on March 10, 2010 the change of the business name of Orbis Travel Sp. z o.o. to Orbis Development Sp. z o.o. was registered in the National Court Register,
  - on March 11, 2010 the change of the business name of Orbis Travel Incoming Sp. z o.o. to Orbis Incoming Sp. z o.o. was registered in the National Court Register,
  - on March 15, 2010 the change of the business name of z Orbis Travel Corporate Sp. z o.o. to Orbis Corporate Sp. z o.o. was registered in the National Court Register.

- on March 30, 2010 the subsidiary company Orbis Transport sp. z o.o. paid off a loan obtained from Orbis S.A. amounting to PLN 8,200 thousand together with interest accrued until that date.

8. INFORMATION ON THE COMPANY AUTHORIZED TO AUDIT FINANCIAL STATEMENTS

- On July 3, 2008, the Company executed an agreement with Deloitte Audyt Sp. z o.o. for the review and audit of financial statements of Orbis S.A.. The agreement covers the review of semi-annual separate and consolidated financial statements for six-month periods ended on June 30, 2008, 2009 and 2010, and the audit of annual separate and consolidated financial statements for the year 2008, 2009 and 2010.

  The total net fee due or paid out for the audit of separate and consolidated financial statements of Orbis S.A. amounted to PLN 668 thousand in 2009 (PLN 712 thousand in 2008). Also, the fee for performance of other works (advisory and training activities) amounted to PLN 368 thousand in 2009. In 2008 Deloitte Audyt Sp. z o.o. did not perform any other works for Orbis S.A.

Warsaw, April 19, 2010

DECLARATION
OF ORBIS S.A. MANAGEMENT BOARD

The Management Board of Orbis S.A. hereby declares that according to its best knowledge the financial statements of Orbis S.A. for the year 2009 and the comparative figures for the year 2008 have been prepared in accordance with the accounting principles applied by the Company and with the International Financial Reporting Standards and reflect, in a true, fair and transparent manner, the economic and financial standing of Orbis S.A. and its financial result.

The report on the operations of the Company depicts a true image of development, achievements and the condition of Orbis S.A., including description of main threats and risks.

Signatures of Members of the Management Board

Name and surname	Position	Signature
Jean-Philippe Savoye	President of the Management Board	
Ireneusz Andrzej Węglowski	Vice-President of the Management Board	
Yannick Yvon Rouvrais	Member of the Management Board	
Marcin Szewczykowski	Member of the Management Board	

Warsaw, April 19, 2010

DECLARATION
OF ORBIS S.A. MANAGEMENT BOARD

The Management Board of Orbis S.A. hereby declares that the entity licensed to audit the financial statements, entrusted with the task of auditing the annual financial statements of Orbis S.A., has been selected in conformity with the law and that this entity and the licensed auditors in charge of the said audit meet the requirements necessary to express an unbiased and independent opinion on the audited annual financial statements, pursuant to the applicable regulations and professional standards.

Signatures of Members of the Management Board

Name and surname	Position	Signature
Jean-Philippe Savoye	President of the Management Board	
Ireneusz Andrzej Węgłowski	Vice-President of the Management Board	
Yannick Yvon Rouvrais	Member of the Management Board	
Marcin Szewczykowski	Member of the Management Board	